Form 10-K, Exhibit 13
period 1994-01-01
STANLEY WORKS
filed 1994-03-31
CIK 93556

  Management Report on Responsibility for Financial Reporting

  The management of The Stanley Works is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The statements were prepared in accordance with generally accepted accounting principles. Preparation of financial statements and related data involves our best estimates and the use of judgment. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

  The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by a staff of internal auditors. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and division of responsibility and by disseminating policies and procedures throughout the company.

  The Stanley Works also recognizes its responsibility for fostering a strong, ethical climate so that the company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the company's Business Conduct Guidelines which are publicized throughout the organization. The company has a long-established reputation of integrity in business conduct and maintains a systematic program to assess compliance with these policies.

  The adequacy of Stanley's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. Both the independent auditors and our internal auditors have unrestricted access to the Audit Committee, and they meet with it periodically, with and without management present.


  Richard H. Ayers            Richard Huck
  Chairman and                Vice President, Finance and
  Chief Executive Officer     Chief Financial Officer





  Report of Ernst & Young, Independent Auditors

  The Shareholders
  The Stanley Works

  We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 1, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at January 1, 1994 and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note J to the consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1993 and postretirement benefits other than pensions in 1991.

  Hartford, Connecticut
  January 31, 1994



                                               Ernst & Young

  Business Segment Information
  The Stanley Works and Subsidiaries

  Industry Segments

  The company groups its sales and operating profit by three major categories: Tools, Hardware and Specialty Hardware. Sales for Tools are further divided into Consumer, Industrial and Engineered.

  Geographic Areas

  The company has manufacturing and distribution facilities and sales offices in the United States, Europe and Other Areas. The company's operations in Europe are principally located in the European Economic Community. Other Areas principally include Canada, Australia, the Far East and Latin America.

  General Information

  Intercompany sales between geographic areas and between business segments
  were   not  significant.   Segment  information   includes  insignificant
  allocations of expenses and assets shared by the segments.

  Operating profit represents net sales less operating expenses. In computing operating profit, the following have been excluded: net corporate expenses, interest expense, income taxes and the cumulative effect of accounting changes.

  Identifiable assets are those assets used in the company's operations in each segment or area.



  Industry Segments
  (Millions of Dollars)             1993       1992         1991

  Net Sales
  Tools
  Consumer                          $726.0    $723.0       $624.0
  Industrial                         411.1     377.7        363.5
  Engineered                         568.5     540.0        497.2
                                   _______   _______      _______
  Total Tools                      1,705.6   1,640.7      1,484.7
  Hardware                           299.4     297.2        225.3
  Specialty Hardware                 268.1     257.7        232.2
                                   _______   _______      _______
  Consolidated                    $2,273.1  $2,195.6     $1,942.2
                                  ========  ========     ========

  Operating Profit
  Tools                             $158.1    $171.7       $169.4
  Hardware                            32.9      25.6         28.9
  Specialty Hardware                  13.2      18.3         16.5
                                    -------   -------      ------
  Total                              204.2     215.6        214.8
  Net corporate expenses             (24.0)    (24.5)       (20.7)
  Interest expense                   (32.2)    (33.0)       (37.6)
                                    _______   _______     _______
  Earnings before income taxes      $148.0    $158.1       $156.5
                                    =======   =======     =======

  Identifiable Assets
  Tools                           $1,238.6  $1,199.3     $1,176.2
  Hardware                           173.3     171.0        178.0
  Specialty Hardware                  83.9      91.3         86.6
                                   _______   _______      _______
                                   1,495.8   1,461.6      1,440.8
  General corporate assets            81.1     146.0        107.1
                                   _______   _______      _______
  Total                           $1,576.9  $1,607.6     $1,547.9
                                  ========  ========     ========

  Capital Expenditures
  Tools                              $53.6    $ 47.4        $51.7
  Hardware                             8.2      10.7          5.9
  Specialty Hardware                   3.8       3.8          4.6

  Depreciation and Amortization
  Tools                               63.9      63.6         59.7
  Hardware                            10.6      10.7          8.4
  Specialty Hardware                   4.4       4.0          4.4


  Geographic Areas
  (Millions of Dollars)               1993         1992      1991

  Net Sales
  United States                       $1,680.0  $1,561.5   $1,361.6
  Europe                                 317.3     354.0      324.2
  Other Areas                            275.8     280.1      256.4
                                      ________   _______   ________
  Consolidated                        $2,273.1  $2,195.6   $1,942.2
                                      ========   ========  ========

  Operating Profit
  United States                         $153.5    $148.8     $145.3
  Europe                                  27.4      38.5       42.8
  Other Areas                             23.7      27.3       28.9
  Eliminations                             (.4)      1.0       (2.2)
                                        _______   _______    ______
  Total                                 $204.2    $215.6     $214.8
                                       ========   ======== ========

  Identifiable Assets
  United States                       $1,017.6   $1,002.1    $941.0
  Europe                                 270.0      259.9     290.4
  Other Areas                            247.4      223.1     231.2
  Eliminations                           (39.2)     (23.5)    (21.8)
                                        _______   _______   _______
  Total                               $1,495.8   $1,461.6  $1,440.8
                                       ========  ========  ========

  Note: In 1993, net corporate expenses include a gain of $29.0 million from the sale of the company's investment in Max Co., Ltd.
  In 1992, net corporate expenses include a gain of $25.8 million from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million related to planned closings of certain company-owned stores and reduction of the goodwill of the company's Taylor Rental operation.
  Certain 1992 and 1991 amounts were reclassified to conform with the 1993 presentation.


  Summary of Selected Financial Information (A)
  The Stanley Works and Subsidiaries
  (Millions of Dollars, except per share amounts)
  Continuing Operations B

                      1993    1992    1991    1990    1989    1988    1987    1986    1985    1984    1983


  Net Sales         $2,273  $2,196  $1,942  $1,956  $1,951  $1,888  $1,744  $1,355  $  992  $  936  $  804
  Earnings              93      98      97     106     117     102      96      78      70      64      49
  Earnings per share$ 2.06   $2.15   $2.24   $2.51   $2.70   $2.37   $2.22   $1.84   $1.70   $1.54   $1.20

  Percent of Net Sales:
  Cost of sales       68.3%   66.8%   66.0%   65.3%   64.8%   65.6%   64.7%   64.9%  63.2%   63.5%  64.5%
  Selling, general
  and administrative  22.5%   24.0%   23.8%   23.7%   23.0%   23.0%   23.4%   23.9%   24.3%  24.1%  25.1%
  Interest-net         1.1%    1.2%    1.3%    1.3%    1.3%    1.3%    1.7%    1.4%     .2%    .1%    .3%
  Earnings before
  income taxes         6.5%    7.2%    8.1%    8.8%    9.9%    9.1%    9.5%    9.7%   12.2%  11.9%  10.1%
  Earnings             4.1%    4.5%    5.0%    5.4%    6.0%    5.4%    5.5%    5.8%    7.1%   6.8%   6.1%
                     -------------------------------------------------------------------------------------

 Other Key Information

 Total assets       $1,577  $1,608  $1,548  $1,494  $1,491  $1,405  $1,388  $1,208   $ 755  $ 697  $ 686
 Long-term debt        377     438     397     398     416     339     354     363      81     74     85
 Shareholders'
  equity            $  681  $  696  $  689  $  679  $  659  $  684  $  626  $  555   $ 503  $ 444  $ 435

 Ratios:
  Current ratio        2.1     2.4     2.4     2.6     2.6     2.6     2.4     2.9     3.7    2.8    3.0
  Total debt to
  total capital       38.7%   40.1%   37.6%   38.7%   39.6%   35.0%   40.9%   43.4%   15.7%  19.4%  19.0%
  Income tax rate     37.4%   37.9%   38.0%   38.4%   39.6%   40.8%   41.7%   40.7%   42.0%  42.5%  39.2%

  Return on average
   equity b           13.5%   14.1%   14.1%   15.8%   17.3%   15.5%   14.7%   14.9%   16.5%  16.5%  12.8%

  Common Stock Data:
  Dividends per
   share             $1.34  $ 1.28  $ 1.22  $ 1.14  $ 1.02  $  .92  $  .82  $  .73  $  .67  $ .60 $  .52
  Equity per share
   at year-end       $15.23  $15.32  $15.22  $16.50  $15.32  $15.97  $14.59  $13.05  $12.03  $11.00 $10.35
  Market price
   - high            47 7/8  48 1/8   44     39 3/4  39 1/4  31 1/4  36 5/8  30 7/8  22 1/2  19 5/8 19
   - low             37 7/8  32 1/2   26     26 5/8  27 1/2  24 3/8  21 1/4  20 1/2  16 3/8  13     13  1/2
  Average shares
   outstanding
   (in thousands)    44,935  45,703  43,266  42,192  43,378  43,109  43,357  42,279  41,243  41,816 41,465

  Other Information:
  Earnings from
  continuing
  operations        $   93  $   98  $   97  $  106  $  117  $  102  $   96   $  78  $   70  $   64  $  49
  Earnings from
  discontinued
  operations             -       -       -       -       -       -     (10)      1        8       8      3
  Cumulative effect
  of accounting
  change                (9)      -     (12)      -       -     (13)      -       -       -        -      -

  Net earnings      $   84  $   98  $   85  $  106  $  117  $   89  $   86  $   79   $   78  $  72  $  52
  Net earnings
  per share         $ 1.87 $  2.15  $ 1.95  $ 2.51  $ 2.70  $ 2.07  $ 2.00  $ 1.86   $ 1.90  $1.73  $1.28

  Average number
  of employees      18,988  18,650  17,420  17,784  18,464  18,988  19,142  16,128  13,069  12,788 12,396
  Shareholders of
  record at end
  of year           20,018  20,661  21,297  22,045  22,376  23,031  23,051  21,752  22,870  23,238 22,656


  A)Certain amounts were reclassified to conform with the 1993 presentation.

  B)Excluding  the   cumulative  after-tax  effect   of  accounting  changes   for
  postemployment benefits  of $8.5          million, or $.19  per share,  in 1993;
  postretirement benefits of $12.5 million,  or $.29 per share, in       1991; and
  income taxes of $13.1 million, or $.30 per share, in 1988.

  Management's Discussion and Analysis
  Results of Operations

  Overview

  Improved economic conditions, particularly in the United States, resulted in record sales of $2.3 billion in 1993, or a 3.5% increase over 1992. Earnings, excluding the effects of a change in accounting principle and special charges related to a legal settlement, also strengthened, increasing 4% over 1992.

  Earnings were $93 million, or $2.06 per share, before the cumulative effect of an accounting change. This compares with $98 million, or $2.15 per share, reported in 1992. Earnings were affected by a $15 million, or

  $.21 per share, charge related to the settlement of lawsuits involving the company's Mac Tools, Inc. subsidiary. The charge reflected these settlements and the accrual of reserves to cover unsettled claims. In addition, a stronger U.S. dollar had a negative effect on the translation of foreign earnings for the year.

  Revenues

  Sales growth in 1993 was driven by unit volume increases of 4% in our core businesses, which represented the most significant internal growth generated since 1988. Acquisitions and minor price increases added 2% to sales; however, the negative effect of translating foreign revenues offset these incremental improvements.

  The company's U.S. businesses experienced strong internal growth, reflecting the improvement in U.S. industrial and construction related markets and the company's efforts in introducing new products. Domestic unit volume growth was 6% for 1993. While the company's consumer businesses experienced only modest growth, engineered and industrial businesses saw higher levels of sales increases. Many of the company's businesses did not raise prices during the year; consequently, pricing had no net effect on U.S. sales. The incremental effect of acquisitions contributed 2% to sales.

  European markets, especially continental Europe, remained depressed in 1993, resulting in a 3% volume decline. European currencies also continued to weaken during the year resulting in an 11% decline in sales, or approximately $40 million. A combination of small price increases and acquisitions added 4% to sales. As a result, total European sales were 10% lower than last year.

  Net sales in Other Areas decreased 2% as a result of foreign currency translation and weak sales in Canada. Sales increases in the Far East and Latin America continued to exceed the growth rate experienced by the company overall.

  Net sales in 1992 of $2.2 billion were 13% higher than in 1991, primarily due to the contributions of acquired companies. Excluding acquisitions, the company achieved only minimal growth in domestic markets and sales trends in the lagging European, Australian and Canadian economies were stagnant or negative.

  Factors contributing to the year-to-year change in net sales were:

  Net Sales Change                      Comparison
                                  1993      1992      1991
                                  with      with      with
                                  1992      1991      1990

  Unit Volume:
    Existing Operations           4.1%       2.1%     (4.8)%
    Acquisitions/Divestitures     1.7       10.2       2.4
  Price Increase                   .7        1.1       2.7
  Foreign Currency               (3.0)       (.4)     (1.0)
                                 -----      -----     ------
                                  3.5%      13.0%      (.7)%
                                 =====      =====     ======

 During   1993,  the   highly-inflationary  conditions  that   affect  the
  company's Brazilian operation, while not material to overall operating results and financial position, did affect the above price increase and foreign currency percentages. Price increase and foreign currency effects on the year-to-year sales change without the Brazilian operations were .1% and (2.5%), respectively.

  Gross Profit

  Gross profit margin was 31.7% in 1993, compared with 33.2% in 1992. Much of the margin decline in 1993 related to costs associated with the transition from purchasing certain fastening tools from foreign sources to U.S. in-house manufacture and to abnormally high wood prices experienced in the company's Door Systems business and the associated expenses of manufacturing process adjustments. The company has continued to control costs and to realize productivity gains from its capital investment programs. These efforts have helped relieve the adverse margin pressures of a competitive pricing environment.

  In 1992, margins were affected by the costs of integrating acquisitions and the underutilization of the company's mechanics tool capacity which resulted from the loss of sales to a major retail customer. A portion of that sales volume has been replaced.

  Operating and Other Expenses

  Operating expenses were 22.5% of sales in 1993 compared with 24.0% in 1992 and 23.8% in 1991. The improvement in 1993 reflects increased operating efficiencies, the integration of recent acquisitions and the absence of non-recurring expenses. The increase in 1992 reflects non-recurring legal costs and increases in product liability reserves, both of which more than offset productivity improvements.

  Interest-net expense of $25 million, reduced from $27 million in 1992 and $26 million in 1991, resulted from lower interest rates and the company's active management of overall borrowing costs.

  Other-net expense for 1993 included a $15 million charge for distributor litigation issues at the company's Mac Tools, Inc. subsidiary. It also included a gain on the sale of the company's investment in Max Co., Ltd. of $29 million, which was substantially offset by additional charges for contingency reserves related to product liability, restructuring activities and environmental remediation.

  Other-net expenses in 1992 included charges of $14 million related to planned closings of certain company-owned Taylor Rental stores, a reduction of the goodwill of the company's Taylor Rental business, and $8 million for reserves for litigation pending at the company's Mac Tools, Inc. subsidiary. These charges were offset by a $26 million gain from the sale of a portion of the company's investment in Max Co., Ltd.

  Other-net expenses in 1991 were relatively unchanged from 1990.

  The effective income tax rates in 1993, 1992 and 1991 were 37.4%, 37.9% and 38.0%, respectively. In 1993, the effect of an increase in the U.S. statutory rate from 34% to 35% was largely offset by favorable tax planning strategies and proportionally lower earnings in high-tax foreign operations.

  Accounting Changes

  Net earnings for 1993 reflected an after-tax charge of $8.5 million, or $.19 per share, for the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The new standard, which all companies must adopt no later than the first quarter of 1994, requires accrual of postemployment benefits as they are earned by employees rather than as they are paid. The one-time charge represents the cumulative effect of the new accounting standard as of the beginning of fiscal year 1993.

  In 1991, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The after-tax effect of this standard was a one-time charge to 1991 earnings of $12.5 million, or $.29 per share.

  Business Segments

  Tools segment sales of $1.7 billion were 4% higher than in 1992. Unit volume gains of 4% were primarily the result of strong internal growth in the industrial and engineered tools categories. Acquisitions, net of divestitures, accounted for a 2% increase in sales. The net effect of price increases in some tool categories and decreases in others resulted in a net 1% increase in sales for the year. A 3% decline in sales due to currency translation offset price and acquisition gains. Operating profits of $158 million were down 8% from 1992 and included charges of $15 million for distributor litigation and $4 million for a plant closing for the company's Mac Tools, Inc. subsidiary. Profits were also affected by costs related to the transition of certain fastening products to in-house manufacture. As a result, operating margins were 9.3% for 1993, compared with 10.5% in 1992.

  Tools segment sales in 1992 were $1.6 billion or 11% higher than in 1991. Acquisitions accounted for most of the increase. Operating profits of $172 million were up 1% from the $169 million reported for this segment in 1991.

  Hardware segment sales increased 1% in 1993 to $299 million, as negative currency effects partially offset 3% unit volume growth. Operating profits increased 29% to $33 million and operating margins improved to 11.0% from 8.6% in the prior year. Margin improvements are attributable primarily to greater operating efficiencies and the integration of recent acquisitions.

  Hardware segment sales in 1992 were $297 million, an increase of 32% over 1991 results. The sales increase was substantially provided by acquisitions, the integration costs of which reduced operating profits.

  Specialty Hardware segment sales for 1993 were 4% higher than in 1992. Virtually all of the increase was generated by internal growth, as the effects of modest price increases were offset by the negative effect of foreign currency translation. Operating profits were affected by abnormally high raw material costs and the expenses of related manufacturing process adjustments at the company's Door Systems business.

  Specialty Hardware segment sales in 1992 increased 11% from 1991 and reflected unit volume gains in all geographic areas. Operating profits in 1992 were up 11% for the year, increasing to $18 million with resulting margins of 7.0%, the same as 1991.

  Financial Condition

  Liquidity, Sources and Uses of Capital

  The company's strong balance sheet, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the capital needs of its businesses and to make appropriate acquisitions as those opportunities arise.

  Operating cash flows of $147 million generated in 1993 were lower than in previous years as internal sales growth required additional working capital. The company continues to place a significant emphasis on working capital management as evidenced by the managed growth in accounts receivable and inventories in relation to sales growth.

  Borrowings at year-end 1993 were $429 million, down from $467 million at the end of 1992. The reduction in overall debt resulted from the retirement of certain long-term obligations. Total debt as a percentage of total capital decreased to 38.7% from 40.1% last year. The debt to capital ratio, excluding the company's guarantee on its ESOP debt, was 31.2% in 1993 and 32.4% in 1992. The company continues to restructure its overall debt portfolio, taking advantage of the availability of lower short-term interest rates in the market. In addition, various interest rate management strategies have been employed and include the use of interest rate swap agreements. The company's overall financing strategy does not expose it to significant market or credit risk.

  The company has access to financial resources and borrowing capabilities around the world. The company has $100 million of unissued debt securities registered with the Securities and Exchange Commission. In addition, the company had approximately $265 million of unused lines of credit at year-end 1993.

  Capital Expenditures

  The company's capital investment program seeks to improve productivity, customer service and responsiveness. Capital expenditures for the last three years are listed below, in millions of dollars:



                                  1993         1992          1991

  Productivity                     $33          $39           $36
  Increased capacity                27           20            19
  Regulatory                         2            2             2
  Other                              7            3             6
                                  ------      ------         -----
                                   $69          $64           $63


  Capital expenditures in 1994 are expected to be approximately $70 million. Productivity, as measured by net sales per employee in constant 1993 dollars, increased by 2.3%. Net sales per employee in 1993 were $115,100 compared with $112,500 in 1992.


  Other Matters

  In the normal course of business the company becomes involved in various lawsuits and claims. The company has estimated the potential cost of these activities and has established appropriate reserves. This litigation activity includes suits and claims associated with the company's Mac Tools, Inc. subsidiary.

  The results for 1993 include a fourth quarter charge of $15 million to reflect both the late-January 1994 settlement of 132 filed and threatened lawsuits by former distributors against Mac Tools, Inc. and the accrual of reserves to cover unsettled claims. After these settlements, there were four suits outstanding. The company has also taken steps to improve its relationship with its current distributors and an ombudsman program has been established to provide liaison with former distributors. Management believes that these actions will reduce the number and size of future settlements and expenses related to this kind of litigation and that any such expenses will not have a material adverse effect on the company's financial position, results of operations or liquidity.

  The company is subject to various environmental laws and regulations in the U.S. and foreign countries where it has operations. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to environmental matters.

  The company is involved with remedial and other environmental compliance activities at some of its current and former sites. Additionally, the company, together with other parties, has been named a potentially responsible party ("PRP") with respect to nine Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that its volumetric contribution at these sites is relatively small.

  The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The amounts recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information which becomes available. As of year-end 1993, the company had reserves of $18 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

  Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded will have a material adverse effect on its financial position, results of operations or liquidity.


  Consolidated Statements of Earnings
  The Stanley Works and Subsidiaries
  Fiscal years ended January 1, 1994, January 2, 1993 and  December 28, 1991

  (Millions of Dollars, except per share amounts)   1993      1992*     1991*
  Net Sales                                       $2,273.1  $2,195.6  $1,942.2
  Costs and Expenses
  Cost of sales                                    1,553.0   1,466.0   1,281.0
  Selling, general and administrative                512.3     526.7     462.3
  Interest-net                                        25.2      26.5      25.9
  Other-net                                           34.6      18.3      16.5
                                                   -------   -------   -------
                                                   2,125.1   2,037.5   1,785.7
                                                   -------   -------   -------
  Earnings before Income Taxes and
  Cumulative Effect of Accounting Changes            148.0     158.1     156.5
  Income Taxes
  Currently payable                                   61.0      72.2      52.3
  Deferred                                            (5.6)    (12.2)      7.1
                                                     -----     -----     ----
                                                      55.4      60.0      59.4
  Earnings before Cumulative Effect
  of Accounting Changes                               92.6      98.1      97.1
  Cumulative effect of accounting changes             (8.5)              (12.5)
                                                    -------   -------   ------
  Net Earnings                                       $84.1     $98.1     $84.6
                                                    =======   =======   ======
  Earnings Per Share of Common Stock:
  Before cumulative effect of accounting changes     $2.06     $2.15     $2.24
  Cumulative effect of accounting changes             (.19)               (.29)
                                                    -------   -------   ------
  Net Earnings Per Share of Common Stock             $1.87     $2.15     $1.95
                                                   ========   =======   ======

  See notes to consolidated financial statements.
  * Reclassified to conform with the 1993 presentation.


  Consolidated Balance Sheets
  The Stanley Works and Subsidiaries
  January 1, 1994 and January 2, 1993
  (Millions of Dollars)                             1993       1992
  ASSETS
  Current Assets
  Cash and cash equivalents                         $43.7      $81.1
  Accounts and notes receivable, net                371.2      354.9
  Inventories                                       308.1      302.0
  Other current assets                               35.6       40.7
                                                   ------     ------
  Total Current Assets                              758.6      778.7
  Property, Plant and Equipment                     566.5      566.6
  Goodwill and Other Intangibles                    171.5      175.3
  Investments and Other Assets                       80.3       87.0
                                                  -------   --------
  Total Assets                                   $1,576.9   $1,607.6
                                                 ========   ========
  LIABILITIES AND SHAREHOLDERS EQUITY
  Current Liabilities
  Notes payable to banks                            $42.3      $20.2
  Current maturities of long-term debt                9.8        8.4
  Accounts payable                                  103.3      114.0
  Accrued expenses                                  197.6      184.2
  Income taxes                                        4.1        3.1
                                                   ------      -----
  Total Current Liabilities                         357.1      329.9
  Long-Term Debt                                    377.2      438.0
  Deferred Income Taxes                              36.0       54.8
  Other Liabilities                                 125.7       88.6
  Shareholders' Equity
  Preferred Stock, without par value:
      Authorized and unissued 10,000,000 shares
  Common Stock, par value $2.50 per share:
      Authorized 110,000,000 shares;
      issued 46,171,705 shares in 1993 and 1992     115.4      115.4
  Capital in excess of par value                     73.1       75.8
  Retained earnings                                 871.1      843.7
  Foreign currency translation adjustment           (56.7)     (41.5)
  ESOP debt                                        (261.5)    (268.8)
                                                   -------    -------
                                                    741.4      724.6
  Less: cost of common stock in treasury
    (1,476,074 shares in 1993 and 732,851
     shares in 1992)                                 60.5       28.3
                                                   -------    -------
  Total Shareholders' Equity                        680.9      696.3
                                                ---------  ---------
  Total Liabilities and Shareholders' Equity     $1,576.9   $1,607.6
                                                =========  =========

  See notes to consolidated financial statements.

  Consolidated Statements of Cash Flows
  The Stanley Works and Subsidiaries
  Fiscal years ended January 1, 1994, January 2, 1993 and December 28, 1991





  (Millions of Dollars)                                 1993     1992     1991
  Operating Activities:

  Net earnings                                         $84.1    $98.1    $84.6
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                     80.7     78.5     74.9
      Gain on sale of non-operating asset              (29.0)   (25.8)
      Provision for postemployment and
        postretirement benefits                         13.6              20.6
      Other non-cash items                               9.4     16.0     (.6)
      Changes in operating assets and liabilities:
        Accounts and notes receivable                  (19.7)    13.1      9.8
        Inventories                                    (15.5)    (6.6)     .5
        Accounts payable and accrued expenses           16.0     17.2    (6.1)
        Income taxes                                     1.0      1.8      2.4
        Other                                            5.9     (7.3)   (6.1)
                                                      ------   ------   ------
  Net cash provided by operating activities            146.5    185.0    180.0
                                                      ------   ------   ------
  Investing Activities:
  Capital expenditures                                 (69.7)   (65.1)  (61.1)
  Proceeds from sales of assets                          6.6      8.2     11.8
  Proceeds from sale of non-operating asset             38.9     35.2
  Business acquisitions                                (13.3)  (105.8)  (54.7)
  Proceeds from sale of businesses                                         2.9
  Other                                                (13.2)   (10.6)   (8.0)
                                                      ------   ------   ------
  Net cash used by investing activities                (50.7)  (138.1) (109.1)
                                                      ------   ------   ------
  Financing Activities:
  Payments on long-term debt                          (133.8)   (69.8) (256.3)
  Proceeds from long-term borrowings                    78.5    120.2    240.3
  Loan to ESOP                                                         (180.0)
  Net short-term bank financing                         22.3      5.1    (2.6)
  Proceeds from issuance of common stock                 4.6      3.6    184.6
  Purchase of common stock for treasury                (42.3)   (25.0)  (37.2)
  Cash dividends on common stock                       (60.5)   (57.5)  (52.3)
                                                      ------   ------   ------
  Net cash used by financing activities               (131.2)   (23.4) (103.5)
                                                      ------   ------   ------
  Effect of exchange rate changes on cash               (2.0)     (.7)   (3.8)
                                                      ------   ------   ------
  Increase (decrease) in cash and cash equivalents     (37.4)    22.8   (36.4)

  Cash and cash equivalents, beginning of year          81.1     58.3     94.7
                                                      ------   ------   ------
  Cash and cash equivalents, end of year               $43.7    $81.1    $58.3
                                                      ======   ======   ======

  See notes to consolidated financial statements.

  Consolidated Statements of Changes in Shareholders' Equity
  The Stanley Works and Subsidiaries
  Fiscal years ended January 1, 1994, January 2, 1993 and December 28, 1991


  (Millions of Dollars)
                                   Capital           Trans-
                                   In Excess         lation                       Share-
                            Common  of Par Retained  Adjust-  ESOP      Treasury  holders
                            Stock   Value  Earnings  ments    Debt      Stock     Equity

  Bal December  30, 1990     $113.2 $59.3  $756.9     $(8.1)  $(102.9)  $(139.1)  $679.3
  Net earnings                               84.6                                   84.6
  Cash dividends declared
        - $1.22 per share                   (53.8)                                 (53.8)
  Issuance of common  stock     1.5  31.4                                 152.9    185.8
  Purchase of common stock                                                (37.2)   (37.2)
  ESOP debt                                                    (173.2)            (173.2)
  ESOP tax benefit                            3.0                                    3.0
                              -----------------------------------------------------------
  Bal Dec  28, 1991           114.7  90.7   790.7      (8.1)   (276.1)    (23.4)   688.5
  Pooling of interests           .7 (13.4)    9.8                          12.7      9.8
                              -----------------------------------------------------------
  Bal Dec  29, 1991           115.4  77.3   800.5      (8.1)   (276.1)    (10.7)   698.3
  Net earnings                               98.1                                   98.1
  Currency translation adj                            (33.4)                       (33.4)
  Cash dividends declared
      - $1.28 per share                     (58.5)                                 (58.5)
  Issuance  of common stock          (1.5)                                 10.1      8.6
  Purchase of common stock                                                (27.7)   (27.7)
  ESOP debt                                                      7.3                 7.3
  ESOP tax benefit                            3.6                                    3.6
                              ----------------------------------------------------------
  Bal Jan 2, 1993             115.4  75.8   843.7     (41.5)   (268.8)    (28.3)   696.3
  Net earnings                               84.1                                   84.1
  Currency translation adj                            (15.2)                       (15.2)
  Cash dividends declared
        - $1.34  per share                  (60.1)                                 (60.1)
  Issuance of common stock           (2.7)                                 15.7     13.0
  Purchase of common stock                                                (47.9)   (47.9)
  ESOP debt                                                       7.3                7.3
  ESOP tax benefit                            3.4                                    3.4
                             ------------------------------------------------------------
  Bal  Jan 1, 1994           $115.4 $73.1  $871.1    $(56.7)  $(261.5)   $(60.5)  $680.9
                             ============================================================

  See notes to consolidated financial statements.

  Notes to Consolidated Financial Statements
  The Stanley Works and Subsidiaries

  A Significant Accounting Policies

  Principles of Consolidation
  The consolidated financial statements include the accounts of the company and all subsidiaries, after the elimination of intercompany accounts and transactions.

  Fiscal Year-End
  The company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1993 and 1991 were comprised of 52 weeks and fiscal year 1992 was comprised of 53 weeks.

  Foreign Currency Translation
  For most  foreign operations, balance  sheet accounts  are translated  at the  current year-end  exchange rate  and  earnings statement  items  are
  translated   at  the  average  exchange  rate  for  the  year.  Resulting
  translation adjustments  are made  directly  to a  separate component  of
  shareholders'   equity.  Translation   adjustments  for   operations   in
  highly-inflationary countries and gains and losses on transactions are included in earnings.

  Cash Equivalents
  Highly liquid investments with original maturities of three months or less are considered cash equivalents. Carrying amounts approximate fair values.

  Inventories
  Inventories of the parent company and all significant inventories of its United States subsidiaries are valued at the lower of last-in, first-out cost or market. The remaining inventories are valued generally at the lower of first-in, first-out cost or market.

  Properties, Equipment and Related Depreciation
  Property,  plant  and  equipment  are   stated  on  the  basis  of  cost.
  Depreciation  is  provided   using  a  combination  of  accelerated   and
  straight-line methods based upon the estimated useful lives of the assets.

  Income Taxes
  Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset and liability balances.

  Earnings per Share
  Earnings per share are based on the weighted average number of shares of common stock outstanding during each year (44,935,000 shares, 45,703,000 shares and 43,266,000 shares in 1993, 1992 and 1991, respectively). The issuance of additional shares under employee stock plans would not result in a material dilution of earnings per share.



  Reclassifications
  Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation.

  B Acquisitions and Divestitures
  The company acquired businesses in 1993 for a total of $24.0 million. The most significant of the businesses acquired were Friess & Co. KG, a German manufacturer and marketer of paint rollers and brushes and Rikkoh-Sha Co. Ltd., a mechanics tools distributor in Japan.

  The company acquired several businesses in 1992 for $90.4 million. The acquisitions included: Goldblatt Tool Co., a manufacturer of masonry, tile and drywall tools; Mail Media (Jensen Tools, Inc. and Direct Safety), known principally as a marketer of precision tool kits through catalog sales; American Brush Co., Inc., a U.S. manufacturer of paint brushes and decorator tools; and a controlling interest in Tona a.s.





  Pecky, a major Czech manufacturer of mechanics tools.

  The 1993 and 1992 consolidated statements of earnings include the results of these operations, which were accounted for as purchases, from the respective dates of their acquisitions. Pro forma results for 1993 and 1992 acquisitions have not been presented as they would not have been significantly different.

  On January 16, 1992, the company exchanged 642,940 shares of common stock for all of the issued and outstanding common stock of LaBounty Manufacturing, Inc., a manufacturer of large hydraulic tools. This business combination was accounted for as a pooling of interests. Periods prior to 1992 were not restated due to the immaterial effect of the pooled company on the consolidated financial statements.

  During 1991, the company acquired, for $69.6 million, the businesses of Mosley Stone, Ltd., Sidchrome Tools, Monarch Mirror Door Company and three smaller companies. These transactions were accounted for as purchases. The operating results of these companies are included in the consolidated statements of earnings from their respective dates of acquisition in 1991.

  In connection with the aforementioned purchase transactions, the fair value of assets acquired and liabilities assumed aggregated $34.5 million and $10.5 million, respectively, for 1993, $115.8 million and $25.4 million, respectively, for 1992 and $119.3 million and $49.7 million, respectively, for 1991.

  On June 30, 1993, the company sold the franchise operations of its wholly owned subsidiary Taylor Rental Corporation.

  C Accounts and Notes Receivable
  Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. No individual customer balance is material. Adequate provisions have been established to cover anticipated credit losses. At January 1, 1994 and January 2, 1993, allowances for doubtful receivables of $24.8 million and $22.9 million, respectively, have been applied as a reduction of current accounts and notes receivable. The company believes it had no significant concentrations of credit risk as of January 1, 1994.

  Throughout the year, the company sold, with recourse, certain domestic accounts receivable under a revolving sales agreement. The proceeds for these sales were $39 million in 1993, $64 million in 1992 and $43 million in 1991. At January 1, 1994 and January 2, 1993, the balance of these receivables subject to recourse was approximately $62 million and $70 million, respectively. Provisions have been made to cover anticipated losses.

  D Inventories

  (Millions of Dollars)
                             1993            1992
  Finished products         $195.7          $190.9
  Work in process             61.1            59.6
  Raw materials               48.7            49.0
  Supplies                     2.6             2.5
                            ______          ______
                            $308.1          $302.0
                            ======          ======

  Inventories in the amount of $158.9 million at January 1, 1994 and $155.2 million at January 2, 1993 were valued at the lower of last-in, first-out (LIFO) cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $118.5 million and $118.4 million higher than reported at January 1, 1994 and January 2, 1993, respectively.

  E Property, Plant and Equipment

  (Millions of Dollars)
                                        1993          1992
  Land                                 $32.4         $30.7
  Buildings                            239.7         229.5
  Machinery and equipment              846.9         828.6
                                     _______       _______
                                     1,119.0       1,088.8
  Less: accumulated depreciation       552.5         522.2
                                     _______       _______
                                      $566.5        $566.6
                                    ========      ========

  The provisions for depreciation for 1993, 1992 and 1991 were $63.1 million, $62.4 million and $61.4 million, respectively.













  F Intangibles
  Goodwill and other intangibles, net of accumulated amortization of $73.5 million and $62.8 million, respectively, at the end of each fiscal year were as follows:

 (Millions of Dollars)                     1993       1992
  Goodwill, amortized generally
  over 40 years                           $130.9      $129.6
  Tradenames and other intangibles
  amortized over periods ranging
  from 2 to 15 years                        40.6        45.7
                                         _______     _______
                                          $171.5      $175.3
                                          ======      ======

  G Accrued Expenses

  (Millions of Dollars)                     1993       1992




  Salaries and wages                       $33.4      $33.2
  Insurance                                 39.1       38.9
  Taxes, other than income taxes            16.9       16.8
  Dividends payable                         14.6       15.0
  Litigation                                24.0       10.5
  Other                                     69.6       69.8
                                         _______    _______
                                          $197.6     $184.2
                                          ======     ======


H Long-Term Debt and Financing Arrangements

  (Millions of Dollars)                     1993       1992
  Notes payable in 2002 with interest
  at 7.375%                               $100.0     $100.0
  European Currency Unit (ECU) notes
  payable in 1993 with interest at 7.75%               66.3
  Sinking Fund Debentures due 2016,
  with interest at 9.25%                               65.5
  Commercial Paper with interest at 3.4%    62.3
  Dutch Guilder notes payable in 1996
  with interest at 6.075%                   51.5       55.0
  Notes payable in 1998 with
  interest at 9.00%                         34.8       34.8
  Industrial Revenue Bonds at various
  interest rates from 5.75% to 7.5%
  and due in varying amounts to 2010        30.5       31.1
  Dutch Guilder notes payable in 1996
  with interest at 6.125%                   15.4
  ESOP loan guarantees, payable in
  varying monthly installments:
  due 1993 with interest at 6.78%                       1.8
  due 2001 with interest at 7.71%           82.8       87.9
  Other                                      9.7        4.0
                                             ---        ---
                                           387.0      446.4
  Less: current maturities                   9.8        8.4
                                          ______     ______

                                          $377.2     $438.0
                                          ======     ======

  The company has entered into a variety of foreign currency and interest rate exchange agreements. As of January 1, 1994, these agreements established an effective interest rate of 6.97% on notional principal of $253 million. The counterparties to these agreements are major international financial institutions. The company is exposed to credit risk to the extent of nonperformance by these counterparties, however, the company considers the risk of default to be remote.

  Commercial paper outstanding at January 1, 1994, of $62.3 million is classified as non-current pursuant to the company's intention and ability to continue to refinance this obligation on a long-term basis. Commercial paper classified as current as of January 1, 1994 and January 2, 1993, was $36.5 million and $14.4 million, respectively.

  In 1992 the company filed a shelf registration statement with the Securities and Exchange Commission covering the issuance of up to $200 million of debt securities; as of January 1, 1994, $100 million remained unissued. The company has unused long-term credit arrangements with several banks to borrow up to $205 million at the lower of prime or money market rates. Of these lines, $200 million is available to support the company's commercial paper program. Commitment fees range from .125% to .15%.

  The company has short-term lines of credit with numerous foreign banks aggregating $60.8 million. At January 1, 1994, the unused portion of these credit lines was $56.2 million. The arrangements are reviewed annually for renewal.

  The company has guaranteed the long-term notes payable to banks of its employee stock ownership plans (ESOPs). The notes are secured by shares of the company's common stock held by the ESOPs. The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareholders' equity.

  Aggregate annual maturities of long-term debt for the years 1995 to 1998 are $9.4 million, $77.9 million, $10.7 million and $112.8 million, respectively. Interest paid during 1993, 1992 and 1991 amounted to $34.0 million, $33.9 million and $40.0 million, respectively.

  The fair values of long-term debt are estimated using discounted cash flow analysis based on the company's incremental borrowing rates. The fair values of foreign currency and interest rate swaps are based on current settlement values. The fair value of long-term debt and debt-related financial instruments was $393 million and $12 million, respectively, as of January 1, 1994.




  I Capital Stock
  Common Stock Share Activity
  The activity in common shares for each year, net of treasury stock, was as follows:

                                   1993         1992         1991
 Outstanding, beginning
  of year                      45,438,854   45,240,591  41,176,312
  Issued For:
  Employee stock plans            387,196      263,805   5,070,247
  Acquisitions                                 642,940
  Purchased                    (1,130,419)    (708,482) (1,005,968)
                               __________   __________   __________
  Outstanding, end of year     44,695,631   45,438,854   45,240,591
                               ==========   ==========   ==========

  Common Stock Reserved
  At January 1, 1994 and January 2, 1993, the number of shares of common stock reserved for future issuance under various employee stock plans was as follows:


                                          1993              1992
  Employee Stock Purchase Plan        3,061,462          3,200,472
  Stock Option Plan                   2,316,805          2,542,229
  Long-Term Stock Incentive Plan      1,507,945          1,950,312
                                     __________         __________
                                      6,886,212          7,693,013
                                     ==========         ==========

  Long-Term Stock Incentive Plan
  The Long-Term Stock Incentive Plan, effective through 1997, provides for the granting of awards to senior management employees on the basis of company performance. The Plan is administered by a committee of the Board of Directors consisting of non-employee directors. Awards are payable 55% in cash and 45% in shares of common stock or 100% in shares of common stock. The amounts of $.5 million, $2.2 million and $.3 million were charged to expense in 1993, 1992 and 1991, respectively. Shares totaling 10,092, 33,067 and 15,782 were issued in 1993, 1992 and 1991, respectively.

  Preferred Stock Purchase Rights
  Each outstanding share of common stock has two-thirds of a share purchase right, which, under certain conditions, may be exercised to purchase one two-hundredth of a share of Series A Junior Participating





  Preferred Stock at an exercise price of $125.00, subject to adjustment to prevent dilution. The rights, which do not have voting rights, expire on March 10, 1996, and may be redeemed by the company at a price of $.05 per right at any time prior to their expiration or within 30 days following the acquisition of 10 percent of the company's common stock.
  In the event that the company were acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock, provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At January 1, 1994, there were 44,695,631 outstanding rights. There are 175,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with these rights.

  Stock Options
  The company has a stock option plan to provide nonqualified and incentive stock options to officers and key employees. Options are generally for a ten-year term and are granted at the market price of the common stock on the date of grant. Outstanding options are subject to a two-year transfer restriction on at least half the shares issued upon exercise. In the event of a change of control in the company, all outstanding stock options become immediately exercisable, all transfer restrictions lapse and optionees have the right to sell options to the company at market-related values.

  Information relative to the stock option plan is summarized as follows:

                                    1993        1992       1991
  At end of year:
  Options outsanding             1,827,936    2,006,305  2,152,076
  Options exercisable            1,716,936    1,929,805  2,079,076
  Shares available for grants      488,869      535,924    505,000

  During the year:
  Options granted                  111,000       76,500     73,000
  Options exercised                225,424      114,847     17,924
  Options cancelled                 63,945      107,424     17,000

  Average price per share:
  Options outstanding               $31.27       $30.64     $30.36
  Options granted                    40.25        37.13      37.06
  Options exercised                  30.47        30.15      30.13

  J Employee Benefit Plans

  Employee Stock Purchase Plan
  The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe to shares of common stock on annual offering dates at a purchase price of 85% of the fair market value of the shares on the offering date or, if lower, 85% of the fair market value of the shares on the exercise date. A maximum of 4,000,000 shares are authorized for subscription over a ten year period. During 1993, 1992 and 1991, shares totaling 139,010, 106,738 and 179,062, respectively, were issued under the Plan at average prices of $33.07, $33.31 and $25.75 per share, respectively. At January 1, 1994, subscriptions were outstanding for 113,620 shares at $35.59 per share.

  Employee Stock Ownership Plans (ESOPs)
  The Savings Plans for both Salaried Employees and Hourly-Paid Employees provide opportunities for tax-deferred savings, enabling eligible U.S.
  employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 12% of their salary to the Plans. The company contributes an amount equal to one-half of the first 7% of employee contributions up to a maximum of 3 1/2%.

  Shares of the company's common stock held by the ESOPs were purchased with the proceeds of external borrowings in 1989 and borrowings from the company in 1991. The external ESOP borrowings are guaranteed by the company and are included in long-term debt. Shareholders' equity reflects both the internal and the external borrowing arrangements.

  The company recognizes ESOP activity and makes contributions each year based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $5.6 million in 1993, $6.1 million in 1992 and $3.7 million in 1991.

  Dividends on ESOP shares were $14.2 million, $13.7 million and $11.9 million for 1993, 1992 and 1991, respectively. Interest costs incurred by the Plans on external debt for 1993, 1992 and 1991 were $6.7 million, $7.2 million and $7.6 million, respectively.


  Pension Plans
  The company sponsors non-contributory defined benefit and defined contribution plans covering substantially all employees. Upon retirement, participants in the U.S. generally receive the greater of their defined contribution account or a guaranteed benefit as calculated in the defined benefit plan.

  Defined  benefits  for  salaried  and  non-union  hourly   employees  are
  generally based on salary and years of service, while those for collective bargaining employees are based on a stated amount for each year of service. The company's funding policy is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with federal law and other regulations.
  Plan assets are invested in equity securities, bonds, real estate and money market instruments. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

  The company funds the defined contribution plan which covers U.S. salaried and certain hourly employees, based on 2%, 4% or 6% of an employee's salary, depending on the employee's length of service.

  Additionally,  the   company  contributes   to  several   union-sponsored
  multi-employer plans which provide defined benefits.

  Total pension expense includes the following components:

  (Millions of Dollars)               1993         1992      1991
  Defined benefit plans:
  Service cost                     $   9.0      $   9.2   $   8.6
  Interest cost                       20.3         20.5      19.7
  Actual return on plan assets       (25.3)       (25.9)    (50.2)
  Net amortization and deferral        1.0           .6      26.4
                                   _______       ______   _______
  Net pension expense                  5.0          4.4       4.5
  Defined contribution plan            8.0          7.8       6.3
  Multi-employer plans                  .5           .5        .5
                                   _______      _______   _______
  Total pension expense           $   13.5      $  12.7   $  11.3
                                  ========      =======   =======

  The funded status of the company's defined benefit plans at the end of each fiscal year was as follows:

  (Millions of Dollars)         1993                     1992

                       Plans        Plans        Plans        Plans
                       Where        Where        Where        Where
                      Assets  Accumulated       Assets  Accumulated
                      Exceed     Benefits       Exceed     Benefits
                 Accumulated       Exceed  Accumulated       Exceed
                    Benefits       Assets     Benefits       Assets
  Actuarial Present
  value of benefit
  obligations:

  Vested              $203.7        $ 9.6       $181.1      $ 12.3
  Non-vested             1.5          2.2          1.0         2.3
  Accumulated benefit  -----         ----        -----        ----
  obligation           205.2         11.8        182.1        14.6
  Additional amounts
  related to projected
  pay increases         52.8          3.3         49.0         3.1
  Total projected      -----         ----        -----       -----
  benefit obligation
  (PBO)                258.0         15.1        231.1        17.7
  Funded assets at
  fair value           306.8          7.0        279.1         8.6
  Assets in excess of  -----         ----        -----       -----
  (less  than) PBO      48.8         (8.1)        48.0        (9.1)
  Unrecognized net
  (gain) or loss at
  transition           (11.2)          .4        (13.0)         .3
  Unrecognized net
  (gain) or loss       (26.9)          .1        (24.1)        (.5)
  Unrecognized prior
  service cost          17.8          1.0         18.9         1.1
  Adjustment required
  to recognize minimum
  liability                          (1.8)                    (1.8)
  Prepaid (accrued)
  pension expense
  (long-term)         ------       ------       ------      ------
                      $ 28.5       $ (8.4)      $ 29.8      $(10.0)
                      ======       ======       ======      ======

  Assumptions used for significant defined benefit plans were as follows:

                                1993          1992           1991
  Discount rate                  7.5%          8.0%           8.0%
  Average wage increase          5.0%          5.7%           5.7%
  Long-term rate of return
  on assets                      9.0%          9.0%           9.0%

  Postretirement and Postemployment Benefits
  The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits.

  In 1991, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The standard requires companies to recognize the estimated future cost of providing health and other postretirement benefits on an accrual basis. These benefits had previously been recognized as expense when paid. The cumulative effect of this accounting change reduced 1991 net earnings by $12.5 million ($20.6 million less related deferred income taxes of $8.1 million) or $.29 per share.

  The status of the company's plans at the end of each fiscal year was as follows:

  (Millions of Dollars)                 1993           1992
  Accumulated postretirement
  benefit obligation:
  Retirees                             $19.9          $12.5
  Fully eligible active
  plan participants                      2.6            1.0
  Other active plan participants         4.7            5.2
                                       -----          -----
  Accumulated obligation                27.2           18.7
  Unrecognized net loss                (10.7)          (1.8)
  Accrued postretirement               -----          -----
  benefit expense                      $16.5          $16.9
                                       =====          =====

  Net periodic postretirement benefit expense was $3.3 million in 1993 and $2.2 million in both 1992 and 1991.

  The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 12% reducing to 9% by 1996 and 6% over 20 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $4.2 million at January 1, 1994 and $1.3 million at January 2, 1993, and net periodic postretirement benefit expense for fiscal years 1993 and 1992 by $.4 million and $.2 million, respectively. Weighted average discount rates of 7.5% in 1993 and 8.0% in 1992 were used in determining the accumulated benefit obligations.

  The company provides certain postemployment benefits to eligible employees and, in some cases, their dependents. These benefits include severance, continuation of medical coverage and other benefits when employees leave the company for reasons other than retirement.

  In 1993, the company adopted, effective January 3, 1993, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Prior to 1993, postemployment benefits were recognized as expense when paid. The cumulative effect of adopting this new standard was a one-time charge to 1993 earnings of $8.5 million ($13.6 million less related deferred income taxes of $5.1 million) or $.19 per share. The effect of this change on 1993 operating results was immaterial.

  K Other Costs and Expenses
  Interest-net for 1993, 1992 and 1991 included interest income of $6.8 million, $7.2 million and $12.2 million, respectively.

  Other-net in 1993 includes a gain of $29.0 million ($.39 per share) from the sale of the company's investment in Max Co., Ltd. and a charge of $15.0 million ($.21 per share) related to the settlement of lawsuits involving a subsidiary, Mac Tools, Inc. Also included in Other-net were additional charges for a fine levied by U.S. District Court in Missouri for $5.0 million ($.07 per share) and contingency reserves of $23.3 million ($.32 per share) related to product liability litigation, restructuring activities and environmental remediation.

  Other-net in 1992 includes a gain of $25.8 million ($.35 per share) from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million ($.21 per share) related to planned closings of certain company-owned stores and reduction of the goodwill of the company's Taylor Rental operation, and expense of $7.8 million ($.11 per share) for reserves for litigation pending at the company's Mac Tools, Inc. subsidiary.

  Fluctuations in foreign currency rates affect the company's financial statements in several ways. Adjustments resulting from the translation of most foreign subsidiary financial statements are included as a separate component of shareholders' equity. The revenues and expenses of foreign operations are included in U.S. dollar reported results translated at the average exchange rates for the year.

  In addition to the above, the company engages in activities denominated in currencies other than its own. Fluctuations in the exchange rates of those currencies expose the company to gains and losses. These transactional gains and losses, together with the translation adjustments related to foreign operations in highly-inflationary economies, amounted to net losses for 1993, 1992 and 1991 of $6.0 million ($.08 per share), $8.5 million ($.12 per share) and $5.9 million ($.08 per share), respectively.

  Research and development expenses amounted to $14.6 million in 1993, $15.2 million in 1992 and $13.9 million in 1991.

  L Operations by Industry Segment and Geographic Area
  Industry Segment and Geographic Area information included on page 15 of this report is an integral part of the financial statements.

  M Income Taxes
  Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

  (Millions of Dollars)               1993         1992      1991
  Depreciation                       $73.1        $68.8     $67.8
  Amortization                         2.6          3.8       2.5
  Capitalized interest                 1.8          1.9       2.2
  Deferred state tax liabilities       5.4          6.8       7.8
  Other                                3.1          3.5      11.8
                                     ------       ------    -----
  Total deferred tax liabilities      86.0         84.8      92.1
                                     ------       ------    -----
  Employee benefit plans             (20.4)       (12.9)    (12.5)
  Doubtful accounts                   (6.9)        (7.9)     (5.6)
  Inventories                         (4.1)        (6.7)     (7.7)
  Benefit of deferred state taxes     (1.9)        (2.3)     (2.5)
  Other                              (24.6)       (13.6)     (5.7)
                                     ------       ------   -------
  Total deferred tax assets          (57.9)       (43.4)    (34.0)
                                     ------       ------   -------
  Net deferred tax liabilities       $28.1        $41.4     $58.1
                                     ======       ======    ======

  Income tax expense consisted of the following:

  (Millions of Dollars)               1993         1992      1991

  Current:
  Federal                            $40.2        $47.1      $22.9
  Foreign                             13.6         18.0       23.8
  State                                7.2          7.1        5.6
                                      ----         ----       ----
  Total current                       61.0         72.2       52.3
                                      ----         ----       ----
  Deferred:
  Federal                             (4.8)       (12.3)       7.1
  Foreign                               .6          1.2         .4
  State                               (1.4)        (1.1)       (.4)
                                     -----        -----      -----
  Total deferred                      (5.6)       (12.2)       7.1
                                     -----        -----      -----
  Total                              $55.4        $60.0      $59.4
                                    ======       ======     ======

  Income taxes paid during 1993, 1992 and 1991 were $63.4 million, $64.4 million and $56.7 million, respectively.

  The reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                      1993         1992      1991
  Statutory federal income tax rate   35.0%        34.0%     34.0%

  State income taxes,
  net of federal benefit               2.7           2.9      2.0
  Difference between foreign
  and federal income tax rates                        .6      1.0

  Other - net                          (.3)           .4      1.0
                                     ------        ------   ------
  Effective tax rate                  37.4%         37.9%    38.0%
                                     ======        ======   ======

  The  components  of  earnings  before  income  taxes  consisted  of   the
  following:

  (Millions of Dollars)               1993         1992      1991
  United States                     $110.5       $108.1    $101.0
  Foreign                             37.5         50.0      55.5
                                   -------       ------    ------
  Total pre-tax earnings            $148.0       $158.1    $156.5
                                   =======       ======    ======

  Undistributed foreign earnings of approximately $201 million as of January 1, 1994 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

  N Leases
  The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

  Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of January 1, 1994, were $28.5 in 1994, $23.3 in 1995, $18.9 in 1996, $12.8 in 1997, $10.4 in 1998 and $28.3 thereafter.
  Rental expense for operating leases amounted to $35.0 million in 1993, $36.7 million in 1992 and $34.5 million in 1991.

  O Contingencies
  The company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party in a number of administrative proceedings for the remediation of various waste sites, including nine Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

  In  the  normal course  of  business,  the company  is  also involved  in
  various  lawsuits  and   claims.  The  amount  recorded  for   identified
  contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information which becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

  P Foreign Exchange Contracts
  The company enters into forward exchange contracts and options to hedge certain foreign currency exposures. The options and forward exchange contracts are used to minimize the impact of foreign currency fluctuations on the company's revenues and costs and are not used to engage in speculation. Such contracts generally have maturities of one year or less and the counterparties are typically major international financial institutions. Gains and losses on these contracts resulting from exchange rate movements generally are deferred and included as a component of the related transaction. At January 1, 1994, the contract value and fair value of forward exchange contracts and options outstanding aggregated $44 million and $2 million, respectively. Fair values were estimated based on quoted market prices of comparable contracts.




  Quarterly Results Of Operations (Unaudited)
  (Millions of Dollars,
  except per share amounts)            Quarter                 Year

  1993                   First   Second    Third  Fourth
                        ------   ------   ------  ------   --------
  Net Sales             $553.4   $565.2   $576.3  $578.2   $2,273.1
  Gross Profit           178.7    181.7    179.5   180.2      720.1
  Selling, General
  and Administrative
  Expenses               130.1    128.5    126.1   127.6      512.3
  Earnings Before
  Cumulative Effect of
  Accounting Change       23.0     27.0     25.0    17.6       92.6
  Net Earnings            14.5     27.0     25.0    17.6       84.1

  Per Share:
  Earnings Before
  Cumulative Effect of
  Accounting Change       $.51     $.60     $.56    $.39      $2.06
  Net Earnings             .32      .60      .56     .39       1.87
  -----------------------------------------------------------------
  1992

  Net Sales             $497.1   $555.5   $550.4  $592.6   $2,195.6
  Gross Profit           165.5    187.7    184.6   191.8      729.6
  Selling, General
  and Administrative
  Expenses               126.8    129.8    132.3   137.8      526.7
  Net Earnings            17.5     28.8     25.4    26.4       98.1

  Net Earnings Per Share  $.38     $.63     $.56    $.58      $2.15
  -----------------------------------------------------------------

  Note: The first quarter of 1993 has been restated to reflect the cumulative effect of adopting Statement of Financial Accounting Standards No. 112. The first quarter of 1993 includes a gain of $24.0 million ($.33 per share) from the sale of a portion of the company's investment in Max Co., Ltd., and additional charges for a fine levied by U.S. District Court in Missouri for $7.0 million ($.10 per share) and contingency reserves of $15.7 million ($.21 per share) related to product liability litigation, restructuring activities and environmental remediation. The third quarter includes a gain of $5.0 million ($.06 per share) from the sale of the company's investment in Max Co., Ltd., which was substantially offset by reserves established for the closing of a manufacturing facility of the company's subsidiary, Mac Tools, Inc. The fourth quarter of 1993 includes a charge of $15.0 million ($.21 per share) related to the settlement of lawsuits involving a subsidiary, Mac Tools, Inc. The fourth quarter of 1992 includes a gain of $25.8 million ($.35 per share) from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million ($.21 per share) related to planned closings of certain company-owned stores and reduction of the goodwill of the company's Taylor Rental operation, and expense of $7.8 million ($.11 per share) for reserves for litigation pending at the company's subsidiary, Mac Tools, Inc.

  Certain 1992 amounts in the consolidated statements of earnings were reclassified to conform with the 1993 presentation.