Form 10-K/A, Exhibit 13
period 1994-01-01
STANLEY WORKS
filed 1994-08-25
CIK 93556

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


  Richard H. Ayers            Richard Huck
  Chairman and                Vice President, Finance and
  Chief Executive Officer     Chief Financial Officer






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

  Identifiable assets are those assets used in the company's operations in each segment or area.




  Industry Segments
  (Millions of Dollars)             1993       1992         1991

  Net Sales
  Tools
  Consumer                          $726.0    $723.0       $624.0
  Industrial                         411.1     377.7        363.5
  Engineered                         568.5     540.0        497.2
                                   _______   _______      _______
  Total Tools                      1,705.6   1,640.7      1,484.7
  Hardware                           299.4     297.2        225.3
  Specialty Hardware                 268.1     257.7        232.2
                                   _______   _______      _______
  Consolidated                    $2,273.1  $2,195.6     $1,942.2
                                  ========  ========     ========

  Operating Profit
  Tools                             $158.1    $171.7       $169.4
  Hardware                            32.9      25.6         28.9
  Specialty Hardware                  13.2      18.3         16.5
                                    -------   -------      ------
  Total                              204.2     215.6        214.8
  Net corporate expenses             (24.0)    (24.5)       (20.7)
  Interest expense                   (32.2)    (33.0)       (37.6)
                                    _______   _______     _______
  Earnings before income taxes      $148.0    $158.1       $156.5
                                    =======   =======     =======

  Identifiable Assets
  Tools                           $1,238.6  $1,199.3     $1,176.2
  Hardware                           173.3     171.0        178.0
  Specialty Hardware                  83.9      91.3         86.6
                                   _______   _______      _______
                                   1,495.8   1,461.6      1,440.8
  General corporate assets            81.1     146.0        107.1
                                   _______   _______      _______
  Total                           $1,576.9  $1,607.6     $1,547.9
                                  ========  ========     ========

  Capital Expenditures
  Tools                              $53.6    $ 47.4        $51.7
  Hardware                             8.2      10.7          5.9
  Specialty Hardware                   3.8       3.8          4.6

  Depreciation and Amortization
  Tools                               63.9      63.6         59.7
  Hardware                            10.6      10.7          8.4
  Specialty Hardware                   4.4       4.0          4.4



  Geographic Areas
  (Millions of Dollars)               1993         1992      1991

  Net Sales
  United States                       $1,680.0  $1,561.5   $1,361.6
  Europe                                 317.3     354.0      324.2
  Other Areas                            275.8     280.1      256.4
                                      ________   _______   ________
  Consolidated                        $2,273.1  $2,195.6   $1,942.2
                                      ========   ========  ========

  Operating Profit
  United States                         $153.5    $148.8     $145.3
  Europe                                  27.4      38.5       42.8
  Other Areas                             23.7      27.3       28.9
  Eliminations                             (.4)      1.0       (2.2)
                                        _______   _______    ______
  Total                                 $204.2    $215.6     $214.8
                                       ========   ======== ========

  Identifiable Assets
  United States                       $1,017.6   $1,002.1    $941.0
  Europe                                 270.0      259.9     290.4
  Other Areas                            247.4      223.1     231.2
  Eliminations                           (39.2)     (23.5)    (21.8)
                                        _______   _______   _______
  Total                               $1,495.8   $1,461.6  $1,440.8
                                       ========  ========  ========

  Note: In 1993, net corporate expenses include a gain of $29.0 million from the sale of the company's investment in Max Co., Ltd.
  In 1992, net corporate expenses include a gain of $25.8 million from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million related to planned closings of certain company-owned stores and reduction of the goodwill of the company's Taylor Rental operation.
  Certain 1992 and 1991 amounts were reclassified to conform with the 1993 presentation.




  Summary of Selected Financial Information (A)
  The Stanley Works and Subsidiaries
  (Millions of Dollars, except per share amounts)
  Continuing Operations B

                      1993    1992    1991    1990    1989    1988    1987    1986    1985    1984    1983


  Net Sales         $2,273  $2,196  $1,942  $1,956  $1,951  $1,888  $1,744  $1,355  $  992  $  936  $  804
  Earnings              93      98      97     106     117     102      96      78      70      64      49
  Earnings per share$ 2.06   $2.15   $2.24   $2.51   $2.70   $2.37   $2.22   $1.84   $1.70   $1.54   $1.20

  Percent of Net Sales:
  Cost of sales       68.3%   66.8%   66.0%   65.3%   64.8%   65.6%   64.7%   64.9%  63.2%   63.5%  64.5%
  Selling, general
  and administrative  22.5%   24.0%   23.8%   23.7%   23.0%   23.0%   23.4%   23.9%   24.3%  24.1%  25.1%
  Interest-net         1.1%    1.2%    1.3%    1.3%    1.3%    1.7%     1.7%    1.4%     .2%    .1%    .3%
   Other-net            1.6%     .8%     .8%     .9%    1.0%     .6%     .7%     .1%     .1%    .4%     -
  Earnings before
  income taxes         6.5%    7.2%    8.1%    8.8%    9.9%    9.1%    9.5%    9.7%   12.2%  11.9%  10.1%
  Earnings             4.1%    4.5%    5.0%    5.4%    6.0%    5.4%    5.5%    5.8%    7.1%   6.8%   6.1%
                     -------------------------------------------------------------------------------------

 Other Key Information

 Total assets       $1,577  $1,608  $1,548  $1,494  $1,491  $1,405  $1,388  $1,208   $ 755  $ 697  $ 686
 Long-term debt        377     438     397     398     416     339     354     363      81     74     85
 Shareholders'
  equity            $  681  $  696  $  689  $  679  $  659  $  684  $  626  $  555   $ 503  $ 444  $ 435

 Ratios:
  Current ratio        2.1     2.4     2.4     2.6     2.6     2.6     2.4     2.9     3.7    2.8    3.0
  Total debt to
  total capital       38.7%   40.1%   37.6%   38.7%   39.6%   35.0%   40.9%   43.4%   15.7%  19.4%  19.0%
  Income tax rate     37.4%   37.9%   38.0%   38.4%   39.6%   40.8%   41.7%   40.7%   42.0%  42.5%  39.2%

  Return on average
   equity b           13.5%   14.1%   14.1%   15.8%   17.3%   15.5%   14.7%   14.9%   16.5%  16.5%  12.8%

  Common Stock Data:
  Dividends per
   share             $1.34  $ 1.28  $ 1.22  $ 1.14  $ 1.02  $  .92  $  .82  $  .73  $  .67  $ .60 $  .52
  Equity per share
   at year-end       $15.23  $15.32  $15.22  $16.50  $15.32  $15.97  $14.59  $13.05  $12.03  $11.00 $10.35
  Market price
   - high            47 7/8  48 1/8   44     39 3/4  39 1/4  31 1/4  36 5/8  30 7/8  22 1/2  19 5/8 19
   - low             37 7/8  32 1/2   26     26 5/8  27 1/2  24 3/8  21 1/4  20 1/2  16 3/8  13     13  1/2
  Average shares
   outstanding
   (in thousands)    44,935  45,703  43,266  42,192  43,378  43,109  43,357  42,279  41,243  41,816 41,465

  Other Information:
  Earnings from
  continuing
  operations        $   93  $   98  $   97  $  106  $  117  $  102  $   96   $  78  $   70  $   64  $  49
  Earnings from
  discontinued
  operations             -       -       -       -       -       -     (10)      1        8       8      3
  Cumulative effect
  of accounting
  change                (9)      -     (12)      -       -     (13)      -       -       -        -      -

  Net earnings      $   84  $   98  $   85  $  106  $  117  $   89  $   86  $   79   $   78  $  72  $  52
  Net earnings
  per share         $ 1.87 $  2.15  $ 1.95  $ 2.51  $ 2.70  $ 2.07  $ 2.00  $ 1.86   $ 1.90  $1.73  $1.28

  Average number
  of employees      18,988  18,650  17,420  17,784  18,464  18,988  19,142  16,128  13,069  12,788 12,396
  Shareholders of
  record at end
  of year           20,018  20,661  21,297  22,045  22,376  23,031  23,051  21,752  22,870  23,238 22,656


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

  Earnings were $93 million, or $2.06 per share, before the cumulative effect of an accounting change. This compares with $98 million, or $2.15 per share, reported in 1992.  Earnings were affected by a $15 million, or

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

  Capital Expenditures

  The company's capital investment program seeks to improve productivity, customer service and responsiveness. Capital expenditures for the last three years are listed below, in millions of dollars:




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

  (Millions of Dollars, except per share amounts)   1993      1992*     1991*

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
                                                      ======   ======   ======

  See notes to consolidated financial statements.


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

  Foreign Currency Translation
  For most foreign operations, balance sheet accounts are translated at the current year-end exchange rate and earnings statement items are translated at the average exchange rate for the year. Resulting translation adjustments  are made  directly  to a  separate component  of shareholders' equity. Translation adjustments for operations in highly-inflationary countries and gains and losses on transactions are included in earnings.

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

  The company acquired several businesses in 1992 for $90.4 million. The acquisitions included: Goldblatt Tool Co., a manufacturer of masonry, tile and drywall tools; Mail Media (Jensen Tools, Inc. and Direct Safety), known principally as a marketer of precision tool kits through catalog sales; American Brush Co., Inc., a U.S. manufacturer of paint brushes and decorator tools; and a controlling interest in Tona a.s. Pecky, a major Czech manufacturer of mechanics tools.

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

  F Intangibles
  Goodwill and other intangibles, net of accumulated amortization of $73.5 million and $62.8 million, respectively, at the end of each fiscal year were as follows:

 (Millions of Dollars)                     1993       1992
  Goodwill, amortized generally
  over 40 years                           $130.9      $129.6
  Tradenames and other intangibles
  amortized over periods ranging
  from 2 to 15 years                        40.6        45.7
                                         _______     _______
                                          $171.5      $175.3
                                          ======      ======

  G Accrued Expenses

  (Millions of Dollars)                     1993       1992
  Salaries and wages                       $33.4      $33.2
  Insurance                                 39.1       38.9
  Taxes, other than income taxes            16.9       16.8
  Dividends payable                         14.6       15.0
  Litigation                                24.0       10.5
  Other                                     69.6       69.8
                                         _______    _______
                                          $197.6     $184.2
                                          ======     ======


H Long-Term Debt and Financing Arrangements

  (Millions of Dollars)                     1993       1992
  Notes payable in 2002 with interest
  at 7.375%                               $100.0     $100.0
  European Currency Unit (ECU) notes
  payable in 1993 with interest at 7.75%               66.3
  Sinking Fund Debentures due 2016,
  with interest at 9.25%                               65.5
  Commercial Paper with interest at 3.4%    62.3
  Dutch Guilder notes payable in 1996
  with interest at 6.075%                   51.5       55.0
  Notes payable in 1998 with
  interest at 9.00%                         34.8       34.8
  Industrial Revenue Bonds at various
  interest rates from 5.75% to 7.5%
  and due in varying amounts to 2010        30.5       31.1
  Dutch Guilder notes payable in 1996
  with interest at 6.125%                   15.4
  ESOP loan guarantees, payable in
  varying monthly installments:
  due 1993 with interest at 6.78%                       1.8
  due 2001 with interest at 7.71%           82.8       87.9
  Other                                      9.7        4.0
                                             ---        ---
                                           387.0      446.4
  Less: current maturities                   9.8        8.4
                                          ______     ______

                                          $377.2     $438.0
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

  Preferred Stock Purchase Rights
  Each outstanding share of common stock has two-thirds of a share purchase right, which, under certain conditions, may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $125.00, subject to adjustment to prevent dilution. The rights, which do not have voting rights, expire on March 10, 1996, and may be redeemed by the company at a price of $.05 per right at any time prior to their expiration or within 30 days following the acquisition of 10 percent of the company's common stock.
  In the event that the company were acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock, provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At January 1, 1994, there were 44,695,631 outstanding rights. There are 175,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with these rights.

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

  Information relative to the stock option plan is summarized as follows:

                                    1993        1992       1991
  At end of year:
  Options outsanding             1,827,936    2,006,305  2,152,076
  Options exercisable            1,716,936    1,929,805  2,079,076
  Shares available for grants      488,869      535,924    505,000

  During the year:
  Options granted                  111,000       76,500     73,000
  Options exercised                225,424      114,847     17,924
  Options cancelled                 63,945      107,424     17,000


  Average price per share:
  Options outstanding               $31.27       $30.64     $30.36
  Options granted                    40.25        37.13      37.06
  Options exercised                  30.47        30.15      30.13

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

  Defined  benefits  for  salaried  and  non-union  hourly   employees  are
  generally  based  on  salary  and  years  of  service,  while  those  for collective bargaining employees are based on a stated amount for each year of service. The company's funding policy is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

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

                       Plans        Plans        Plans        Plans
                       Where        Where        Where        Where
                      Assets  Accumulated       Assets  Accumulated
                      Exceed     Benefits       Exceed     Benefits
                 Accumulated       Exceed  Accumulated       Exceed
                    Benefits       Assets     Benefits       Assets

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

  M Income Taxes
  Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

  (Millions of Dollars)               1993         1992      1991

  Depreciation                       $73.1        $68.8     $67.8
  Amortization                         2.6          3.8       2.5
  Capitalized interest                 1.8          1.9       2.2
  Deferred state tax liabilities       5.4          6.8       7.8
  Other                                3.1          3.5      11.8
                                     ------       ------    -----
  Total deferred tax liabilities      86.0         84.8      92.1
                                     ------       ------    -----
  Employee benefit plans             (20.4)       (12.9)    (12.5)
  Doubtful accounts                   (6.9)        (7.9)     (5.6)
  Inventories                         (4.1)        (6.7)     (7.7)
  Benefit of deferred state taxes     (1.9)        (2.3)     (2.5)
  Other                              (24.6)       (13.6)     (5.7)
                                     ------       ------   -------
  Total deferred tax assets          (57.9)       (43.4)    (34.0)
                                     ------       ------   -------
  Net deferred tax liabilities       $28.1        $41.4     $58.1
                                     ======       ======    ======

  Income tax expense consisted of the following:

  (Millions of Dollars)               1993         1992      1991

  Current:
  Federal                            $40.2        $47.1      $22.9
  Foreign                             13.6         18.0       23.8
  State                                7.2          7.1        5.6
                                      ----         ----       ----
  Total current                       61.0         72.2       52.3
                                      ----         ----       ----
  Deferred:
  Federal                             (4.8)       (12.3)       7.1
  Foreign                               .6          1.2         .4
  State                               (1.4)        (1.1)       (.4)
                                     -----        -----      -----
  Total deferred                      (5.6)       (12.2)       7.1
                                     -----        -----      -----
  Total                              $55.4        $60.0      $59.4
                                    ======       ======     ======

  Income taxes paid during 1993, 1992 and 1991 were $63.4 million, $64.4 million and $56.7 million, respectively.

  The reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                      1993         1992      1991

  Statutory federal income tax rate   35.0%        34.0%     34.0%

  State income taxes,
  net of federal benefit               2.7           2.9      2.0
  Difference between foreign
  and federal income tax rates                        .6      1.0

  Other - net                          (.3)           .4      1.0
                                     ------        ------   ------
  Effective tax rate                  37.4%         37.9%    38.0%
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

  O Contingencies
  The company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party in a number of administrative proceedings for the remediation of various waste sites, including nine Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.


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

  P Foreign Exchange Contracts
  The company enters into forward exchange contracts and options to hedge certain foreign currency exposures. The options and forward exchange contracts are used to minimize the impact of foreign currency fluctuations on the company's revenues and costs and are not used to engage in speculation. Such contracts generally have maturities of one year or less and the counterparties are typically major international financial institutions. Gains and losses on these contracts resulting from exchange rate movements generally are deferred and included as a component of the related transaction. At January 1, 1994, the contract value and fair value of forward exchange contracts and options outstanding aggregated $44 million and $2 million, respectively. Fair values were estimated based on quoted market prices of comparable contracts.





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
  -----------------------------------------------------------------

[FN]
  Note: The first quarter of 1993 has been restated to reflect the cumulative effect of adopting Statement of Financial Accounting Standards No. 112. The first quarter of 1993 includes a gain of $24.0 million ($.33 per share) from the sale of a portion of the company's investment in Max Co., Ltd., and additional charges for a fine levied by U.S. District Court in Missouri for $7.0 million ($.10 per share) and contingency reserves of $15.7 million ($.21 per share) related to product liability litigation, restructuring activities and environmental remediation. The third quarter includes a gain of $5.0 million ($.06 per share) from the sale of the company's investment in Max Co., Ltd., which was substantially offset by reserves established for the closing of a manufacturing facility of the company's subsidiary, Mac Tools, Inc. The fourth quarter of 1993 includes a charge of $15.0 million ($.21 per share) related to the settlement of lawsuits involving a subsidiary, Mac Tools, Inc. The fourth quarter of 1992 includes a gain of $25.8 million ($.35 per share) from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million ($.21 per share) related to planned closings of certain company-owned stores and reduction of the goodwill of the company's Taylor Rental operation, and expense of $7.8 million ($.11 per share) for reserves for litigation pending at the company's subsidiary, Mac Tools, Inc.

  Certain 1992 amounts in the consolidated statements of earnings were reclassified to conform with the 1993 presentation.

   Investor Information

The ultimate measure of our success is our ability to provide consistently strong results for shareholders. Stanley's long-term stock performance record is an enviable one. Dividends were increased in each of the past
27 years; and, in that same 27-year period, an investment in Stanley stock grew at a compound annual rate of 13.2%. We have the longest record of annual dividend payments of any industrial company of the New York Stock Exchange, and the second longest quarterly dividend payment record.

Annual Meeting

The annual shareholders' meeting of The Stanley Works will be held 9:30 a.m. on Wednesday, Apirl 20, 1994, in New Britain, Connecticut at the Stanley Center, 1255 Corbin Avenue.

Common Stock (Dollars per Share)
                             Price                             Dividends
                         1993              1992              1993     1992
                     High     Low       High     Low
First Quarter       45 7/8   39 1/8    48 1/8   40          $ .33     $ .31
Second Quarter      47 7/8   39 1/8    45 1/2   38 1/2        .33       .31
Third Quarter       43 1/2   37 7/8    43 1/2   37 7/8        .34       .33
Fourth Quarter      44 1/2   38 3/4    42 5/8   32 1/2        .34       .33
                                                            $1.34     $1.28

Stock Listing

The Stanley Works is listed on the New York and Pacific Stock Exchanges with the symbol SWK.

Transfer Agent and Registrar

All shareholder inquiries, including transfer-related matters, should be directed to Mellon Securities:

Mellon Securities Trust Company
85 Challenger Road, Overpeck Center
Ridgefield Park, NJ 07660
1-800-288-9541
1-800-231-5649  (TTY - for the hearing impaired)

For More Information

If you would like a copy of Form 10-K filed with the Securities and Exchange Commission, or additional information about Stanley, please write:

Patricia R. McLean, Mgr., Corp. Communications
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053