Form 10-K, Exhibit 13
STANLEY WORKS
filed 1995-03-29
CIK 93556

[Front Cover]
G R O W T H


[Close-up photo of hammer]


The Stanley Works
1994 Annual Report

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

The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by a staff of internal auditors. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by disseminating policies and procedures throughout the company.

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


/s/ Richard H. Ayers          /s/ Richard Huck
Richard H. Ayers              Richard Huck
Chairman and                  Vice President, Finance and
Chief Executive Officer       Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

The Shareholders
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note K to the consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1993.

/s/ Ernst & Young LLP

Hartford, Connecticut
January 31, 1995

Business Segment Information

Industry Segments

The company operates worldwide in three reportable segments: Tools, Hardware and Specialty Hardware. Additional detail is provided for the Consumer, Industrial and Engineered tool categories within the Tools segment.

Geographic Areas

The company has manufacturing and warehouse facilities and sales offices in the United States, Europe and Other Areas. The company's operations in Europe are principally located in the European Economic Community. Other Areas principally include Canada, Australia, the Far East and Latin America.

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

Identifiable assets are those assets used in the company's operations in each segment or area.


  Industry Segments
(Millions of Dollars)                       1994           1993           1992

Net Sales
Tools
 Consumer                               $  716.0       $  676.8       $  689.6
 Industrial                                524.4          460.3          411.1
 Engineered                                643.5          568.5          540.0

Total Tools                              1,883.9        1,705.6        1,640.7
Hardware                                   311.1          299.4          297.2
Specialty Hardware                         315.9          268.1          257.7

 Consolidated                           $2,510.9       $2,273.1       $2,195.6


Operating Profit
Tools                                   $  217.0       $  158.1       $  171.7
Hardware                                    33.3           32.9           25.6
Specialty Hardware                          24.0           13.2           18.3

 Total                                     274.3          204.2          215.6
Net corporate expenses                     (38.8)         (24.0)         (24.5)
Interest expense                           (33.7)         (32.2)         (33.0)

 Earnings before
  income taxes                          $  201.8       $  148.0       $  158.1


Identifiable Assets
Tools                                   $1,324.6       $1,238.6       $1,199.3
Hardware                                   186.4          173.3          171.0
Specialty Hardware                          92.5           83.9           91.3

                                         1,603.5        1,495.8        1,461.6
General corporate assets                    97.6           81.1          146.0

 Total                                  $1,701.1       $1,576.9       $1,607.6


Capital Expenditures
Tools                                   $   53.3       $   53.6       $   47.4
Hardware                                     7.4            8.2           10.7
Specialty Hardware                           5.7            3.8            3.8

Depreciation and
 Amortization
Tools                                       65.6           63.9           63.6
Hardware                                    10.9           10.6           10.7
Specialty Hardware                           3.8            4.4            4.0

  Geographic Areas

(Millions of Dollars)                       1994           1993           1992

Net Sales
United States                           $1,808.6       $1,649.5       $1,534.4
Europe                                     357.6          317.3          354.0
Other Areas                                344.7          306.3          307.2

 Consolidated                           $2,510.9       $2,273.1       $2,195.6


Operating Profit
United States                           $  215.4       $  148.0       $  143.7
Europe                                      31.9           27.4           38.5
Other Areas                                 27.0           29.2           32.4
Eliminations                                                (.4)           1.0

 Total                                  $  274.3       $  204.2       $  215.6


Identifiable Assets
United States                           $1,050.4       $1,004.8       $  990.6
Europe                                     319.4          270.0          259.9
Other Areas                                274.4          260.2          234.6
Eliminations                               (40.7)         (39.2)         (23.5)

 Total                                  $1,603.5       $1,495.8       $1,461.6


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

Certain 1993 and 1992 amounts were reclassified to conform with the 1994 presentation.





           Summary of Selected Financial Information







 (Millions of Dollars, except per share amounts)     1994        1993         1992        1991         1990
 Continuing Operations(A)
 Net sales                                        $ 2,511     $ 2,273      $ 2,196     $ 1,942      $ 1,956
 Earnings                                             125          93           98          97          106
 Earnings per share                               $  2.80     $  2.06      $  2.15     $  2.24      $  2.51
 Percent of Net Sales:
    Cost of sales                                    67.1%       68.3%        66.8%       66.0%        65.3%
      Selling, general and administrative            22.3%       22.5%        24.0%       23.8%        23.7%
    Interest-net                                      1.2%        1.1%         1.2%        1.3%         1.3%
    Other-net                                         1.4%        1.6%          .8%         .8%          .9%

    Earnings before income taxes                      8.0%        6.5%         7.2%        8.1%         8.8%
    Earnings                                          5.0%        4.1%         4.5%        5.0%         5.4%

 Other Key Information
 Total assets                                     $ 1,701     $ 1,577      $ 1,608     $ 1,548      $ 1,494
 Long-term debt                                       387         377          438         397          398
 Shareholders' equity                             $   744     $   681      $   696     $   689      $   679

 Ratios:
    Current ratio                                     2.1         2.1          2.4         2.4          2.6
    Total debt to total capital                      39.2%       38.7%        40.1%       37.6%        38.7%
    Income tax rate                                  37.9%       37.4%        37.9%       38.0%        38.4%

    Return on average equity(A)                      17.6%       13.5%        14.1%       14.1%        15.8%

 Common Stock Data:
    Dividends per share                           $  1.38     $  1.34      $  1.28     $  1.22      $  1.14
    Equity per share at year-end                  $ 16.74     $ 15.23      $ 15.32     $ 15.22      $ 16.50
    Market price--high                             44-7/8      47-7/8       48-1/8          44       39-3/4
                --low                              34-7/8      37-7/8       32-1/2          26       26-5/8
    Average shares outstanding (in thousands)      44,775      44,935       45,703      43,266       42,192

 Other Information:
    Earnings from continuing
     operations                                   $   125     $    93      $    98     $    97      $   106
    Earnings from discontinued
     operations                                        --          --           --          --           --
    Cumulative effect of accounting change             --          (9)          --         (12)          --

    Net earnings                                  $   125     $    84      $    98     $    85      $   106
    Net earnings per share                        $  2.80     $  1.87      $  2.15     $  1.95      $  2.51
    Average number of employees                    19,445      18,988       18,650      17,420       17,784
    Shareholders of record at end of year          17,599      20,018       20,661      21,297       22,045




(Millions of Dollars, except per share amounts)     1989        1988         1987         1986        1985        1984
  Continuing Operations(A)
  Net sales                                      $ 1,951     $ 1,888      $ 1,744      $ 1,355     $   922     $   936
  Earnings                                           117         102           96           78          70          64
  Earnings per share                             $  2.70     $  2.37      $  2.22      $  1.84     $  1.70     $  1.54

  Percent of Net Sales:
     Cost of sales                                  64.8%       65.6%        64.7%        64.9%       63.2%       63.5%
     Selling, general and
       administrative                               23.0%       23.0%        23.4%        23.9%       24.3%       24.1%
     Interest-net                                    1.3%        1.7%         1.7%         1.4%         .2%         .1%
     Other-net                                       1.0%         .6%          .7%          .1%         .1%         .4%

     Earnings before income taxes                    9.9%        9.1%         9.5%         9.7%       12.2%       11.9%
     Earnings                                        6.0%        5.4%         5.5%         5.8%        7.1%        6.8%

  Other Key Information
  Total assets                                   $ 1,491     $ 1,405      $ 1,388      $ 1,208     $   755     $   697
  Long-term debt                                     416         339          354          363          81          74
  Shareholders' equity                           $   659     $   684      $   626      $   555     $   503     $   444

  Ratios:
     Current ratio                                   2.6         2.6          2.4          2.9         3.7         2.8
     Total debt to total capital                    39.6%       35.0%        40.9%        43.4%       15.7%       19.4%
     Income tax rate                                39.6%       40.8%        41.7%        40.7%       42.0%       42.5%

     Return on average equity(A)                    17.3%       15.5%        14.7%        14.9%       16.5%       16.5%

  Common Stock Data:
     Dividends per share                         $  1.02     $   .92      $   .82      $   .73     $   .67     $   .60
     Equity per share at year-end                $ 15.32     $ 15.97      $ 14.59      $ 13.05     $ 12.03     $ 11.00
     Market price--high                           39-1/4      31-1/4       36-5/8       30-7/8      22-1/2      19-5/8
                 --low                            27-1/2      24-3/8       21-1/4       20-1/2      16-3/8          13
     Average shares outstanding
       (in thousands)                             43,378      43,109       43,357       42,279      41,243      41,816

  Other Information:
     Earnings from continuing
      operations                                 $   117     $   102      $    96      $    78     $    70     $    64
     Earnings from discontinued
      operations                                      --          --          (10)           1           8           8
     Cumulative effect of
       accounting change                              --         (13)          --           --          --          --

     Net earnings                                $   117     $    89      $    86      $    79     $    78     $    72

     Net earnings per share                      $  2.70     $  2.07      $  2.00      $  1.86     $  1.90     $  1.73

     Average number of employees                  18,464      18,988       19,142       16,128      13,069      12,788
     Shareholders of record at end of year        22,376      23,031       23,051       21,752      22,870      23,238



A Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.19 per share, in 1993; postretirement benefits of $12.5 million, or $.29 per share, in 1991; and income taxes of $13.1 million, or $.30 per share, in 1988.

Management's Discussion and Analysis

Results Of Operations

Overview

Net earnings for 1994 of $125 million, or $2.80 per share, represented a 35% increase over 1993 before the effect of a change in accounting principle, and a 23% increase after excluding the effects of fourth quarter legal settlements from 1993 results. Net sales increased 10% to a record $2.5 billion. Return on average shareholders' equity also established a new record of 17.6%. The improvement in earnings was primarily the result of increased sales volume, process improvements and cost-reduction efforts.

Net earnings for 1993 reflected an after-tax charge of $8.5 million, or $.19 per share, for the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". Earnings before the cumulative effect of this accounting change were $93 million, or $2.06 per share, which compares with $98 million, or $2.15 per share, reported in 1992. Earnings in 1993 were reduced by a $15 million, or $.21 per share, charge related to the settlement of lawsuits involving the company's Mac Tools, Inc. subsidiary.

Consolidated Operations

Revenues

The strength of the company's markets, both in the U.S. and internationally, along with the company's strategic initiatives provided the foundation for achieving a 10% increase in sales, virtually all of which was generated by unit volume growth. Internal growth was experienced across all product lines and geographic areas, with the most significant increases in the U.S. Industrial Tools, Engineered Tools and Specialty Hardware businesses. Price changes had a slightly favorable impact on sales, while foreign currency translation and net acquisition/ divestiture activity had a negligible decremental effect.

Sales in 1993 were 4% higher than 1992, primarily the result of U.S. internal volume growth. Acquisitions and minor price increases were offset by the negative effect of translating foreign revenues.

The following table provides the year-to-year components of net sales changes:

Net Sales Change                              Comparison

                                       1994      1993     1992
                                       with      with     with
                                       1993      1992     1991
Unit Volume:
 Existing Operations                      9%        4%       2%
 Acquisitions/Divestitures                          2       10
Price                                     1         1        1%
Foreign Currency                                   (3)
                                         10%        4%      13%


Gross Profit

Gross profit margins improved to 32.9% of sales from 31.7% in 1993, primarily the result of manufacturing efficiencies realized from increased volume, process improvements and cost reduction efforts, especially in connection with the successful transition of previously foreign-sourced fastening tools to U.S. in-house manufacture. Much of the margin decline in 1993 from 1992 related to costs associated with the fastening tools transition and to abnormally high wood prices experienced in the company's Door Systems business and the associated expenses of manufacturing process adjustments.

Operating and Other Expenses

Operating expenses were 22.3% of sales in 1994 compared with 22.5% in 1993 and 24.0% in 1992. Operating efficiencies achieved through higher sales volume in 1994 more than offset the costs of company initiatives for long-term growth, resulting in a small improvement. The improvement in 1993 also reflected increased sales volume and the absence of certain non-recurring expenses which were included in 1992.

Interest-net expense of $29 million was slightly higher than $25 million and $27 million reported in 1993 and 1992, respectively, generally reflecting higher interest rates on higher average borrowings and a lower amount of interest income.

Other-net expense for 1994 of $36 million included reserves established for plant consolidation, divestiture activities and environmental remediation. Other-net expense in 1993 included a $15 million charge for distributor litigation issues at the company's Mac Tools, Inc. subsidiary. Also included in 1993 was a gain on the sale of the company's investment in Max Co., Ltd of $29 million, which was offset by additional charges for contingency reserves. Other-net expense in 1992 included charges of $14 million related to planned closings of certain company-owned Taylor Rental stores along with a reduction of the goodwill of the company's Taylor Rental business and $8 million for reserves for litigation pending at the company's Mac Tools, Inc. subsidiary. Also included in Other-net in 1992 was a $26 million gain from the sale of a portion of the company's investment in Max Co., Ltd.

The effective income tax rates in 1994, 1993, and 1992 were 37.9%, 37.4% and 37.9%, respectively. A reconciliation of the effective tax rate for each year is provided in the footnotes to the financial statements.

Business Segment Results

Sales increased in the Tools segment almost entirely due to 9% internal volume growth. Continued strengthening in the U.S. industrial, construction and automotive markets produced the most significant sales increases. This was especially evident in the Industrial and Engineered tool categories. More modest growth in the Consumer category was supplemented by successful efforts to expand consumer mechanics tools sales. Increased sales resulting from recent acquisitions in Europe and Japan were offset by the divestiture of Taylor Rental and other small businesses. Price increases in all businesses aggregated to a 1% increase in sales with the more substantial gains being realized in the Industrial and Engineered tool categories. Operating profits increased 25% after excluding the effects of a fourth quarter non-recurring charge from

1993 results, largely the result of increased sales volume, operating efficiencies, and the successful transition of previously foreign-sourced fastening products to in-house manufacture.

Sales in 1993 for the Tools segment were 4% higher than in 1992. Unit volume gains were 4% while price increases and net acquisition/divestiture activity were offset by unfavorable foreign currency translation. Operating profits were depressed in 1993 by the inclusion of $15 million for the settlement of lawsuits and $4 million for a plant closing at the company's Mac Tools, Inc. subsidiary. Profits were also negatively affected by costs related to the transition to in-house manufacture of certain fastening products.

Hardware segment sales for 1994 increased 4% over the prior year, reflecting internal growth of 3% and price increases of 1%. Sales in the U.S. generally reflected strong gains; however, these increases were dampened by a decision to de-emphasize low margin products in the home decor product line. Canadian and European sales of closet doors and organizers showed important gains as those economies strengthened and new products were introduced in the marketplace. Operating profit margins were reduced slightly from the prior year, especially in the fourth quarter, due to operating inefficiencies in the Acmetrack facility located in France. Business disruptions at this facility, which were compounded by a sharp increase in demand, were caused as investments were undertaken to modernize facilities, operations and information technology. When successfully implemented, the company expects that these changes will increase its long-term competitiveness in this business segment.

Hardware segment sales increased 1% in 1993 as negative currency effects partially offset 3% unit volume growth. Operating margins improved from 1992, primarily due to greater operating efficiencies and the integration of acquisitions.

Specialty Hardware segment sales for 1994 increased 18%. Virtually all of the increase came from U.S. internal growth while the impact of modest price increases was largely offset by the negative effects of currency. Volume growth was driven by increased penetration of entry doors in the national home center channel and continued growing demand for power operated doors. Operating profits were up 82% over last year and reflected efficiencies obtained from increased volume and the successful implementation of process improvements at the company's Door Systems business.

Specialty Hardware segment sales for 1993 were 4% higher than in 1992. Virtually all of the increase was generated by internal growth, as the impact of modest price increases was offset by the negative effect of foreign currency translation. Operating profits were negatively affected by abnormally high raw material costs and the expenses of related manufacturing process adjustments at the company's Door Systems business.

Geographic Area Results

Strength in the U.S. economy along with the company's strategic growth initiatives fueled unit volume gains and resulted in a 10% increase in sales in 1994. Volume increases were particularly strong in the Industrial and Engineered Tools categories as well as the Specialty Hardware segment. Price increases contributed 1% to sales but were offset by divestiture activity. Operating profits increased 29%, after excluding non-recurring charges from 1993 results, as a result of increased volume, process improvements and cost reduction efforts.

In 1993 the company experienced strong internal growth, reflecting the improvement in U.S. industrial and construction markets and the company's efforts in introducing new products. Domestic unit volume growth was 6% for 1993. While the company's consumer businesses experienced only modest growth, engineered and industrial businesses saw higher levels of sales increases. Many of the company's businesses did not raise prices during 1993; consequently, pricing had no net effect on U.S. sales. The incremental effect of acquisitions contributed 2% to sales. Operating profits were negatively affected by legal and plant closing expenses recorded in 1993 at the company's Mac Tools, Inc. subsidiary.

Net sales in Europe for 1994 increased 13% over the prior year. This increase included internal volume growth of 7% with the strongest year-to-year comparison occurring in the fourth quarter. The incremental effect of acquisitions added 4% to sales and the strengthening of European currencies provided a 2% increase. Operating profits grew 16% despite the negative impact of operating inefficiencies in the company's Acmetrack facility in France. Excluding that business, operating profits grew 22%.

Sales in Europe for 1993 were 10% lower than the previous year as European markets remained depressed, resulting in a 3% volume decline. European currencies also weakened during 1993 resulting in an approximately $40 million, or 11%, reduction in sales. A combination of small price increases and acquisitions added 4% to sales.

Net sales in Other areas in 1994 increased 12% over the prior year, reflecting internal growth of 8% realized generally across all regions. The incremental effect of acquisitions added 3% to sales. Price increases, although substantially offset by the negative effects of currency, increased sales by 1%. Despite the strong sales performance, operating profits declined $2.2 million, or 8%, for the year. Profitability increased in Canada and Australia due to sales growth; however, these gains were offset by a slight decline in Latin America and the Far East. Results in the Pacific Rim were depressed as 1994 included the full year results of a late 1993 acquisition in Japan along with the cost of other investments made to expand our presence in Asia.

Other area net sales in 1993 decreased slightly from the previous year as a result of foreign currency translation and weak sales in Canada. Sales increases in the Far East and Latin America continued to exceed the growth rate experienced by the company overall.

To protect against the reduction in value of forecasted foreign currency cash flows resulting from cross-currency trade flows, the company uses purchased currency options. The options are used to hedge a portion of the next year's anticipated trade flows after giving consideration to natural hedge positions. When the dollar strengthens significantly against the foreign currencies, the decline in value of future foreign currency trade flows is partially offset by the gains in the value of purchased currency options. Conversely, when the dollar weakens, the increase in the value of future foreign currency trade flows is reduced only by the premium paid to acquire the options.

Financial Condition

Liquidity, Sources and Uses of Capital

The company continues to be in a strong financial position. Growth has been funded primarily through cash generated by operations and, to a small extent, short-term borrowings. Cash flow from operations in 1994, 1993 and 1992 was $129 million, $147 million and $185 million, respectively. Operating cash flow in 1994 was reduced as working capital was needed to fund increased sales as well as some building of inventory in support of growth initiatives, especially for new Mechanics' Tools programs. Operating cash flows in 1994 also reflected higher than normal cash outlays for legal and tax settlements. Excluding those items, cash flow from operations would have been approximately $170 million. The reduced level of operating cash flow in 1993 also reflected the increased need for working capital to fund volume growth in the company's businesses.

No significant changes to long-term debt occurred in 1994. The debt to capital ratio in 1994 was 39.2% compared with 38.7% in 1993. Excluding the company's guarantee on its ESOP debt, the debt to capital ratio was 33.1% in 1994 and 31.2% in 1993. The company manages its debt portfolio with the objectives of minimizing interest expense and optimizing the leverage of foreign investments. In order to achieve those objectives, the company utilizes selected derivative financial instruments, primarily interest rate and interest rate/currency swaps. Information regarding the company's use of derivative financial instruments is provided in the footnotes to the financial statements. The company's overall financing strategy does not expose it to significant market or credit risk.

The company has access to financial resources and borrowing capabilities around the world. As of December 31, 1994, the company has approximately $260 million of unused lines of credit. The company also has $100 million of unissued debt securities registered with the Securities and Exchange Commission. The company believes that its strong financial position, operating cash flows and borrowing capacity will provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the capital needs of its businesses and to make appropriate acquisitions as those opportunities arise.

Capital Expenditures

The company invests in facilities, equipment and technology to position itself for operational excellence in manufacturing, new product innovation and enhanced customer service. Capital expenditures were $69 million in 1994 and 1993, and $64 million in 1992. Capital expenditures in 1995 are expected to increase to approximately $80 million. In support of key growth strategies the company anticipates additional investments in technology and software of approximately $20 million in 1995.

The company's productivity gains in 1994, as measured by net sales per employee in constant 1994 dollars, reflects a 5.4% improvement. Net Sales per employee in 1994 was $122,700 compared with $116,400 in 1993.

Other Matters

The company has been advised by the U.S. Customs Service that it intends to modify or revoke certain ruling letters it has issued relating to country-of-origin markings on imported articles. In reliance on these existing rulings, the company imports certain forgings which it substantially transforms into mechanics tools for sale in the U.S. Despite the U.S. manufacturing involved in this substantial transformation, there is some uncertainty as to market acceptance for these tools if they are marked as being manufactured outside the U.S.

On February 10, 1995 the company submitted comments in opposition to the proposed withdrawal of these ruling letters, asserting that the proposed changes constituted an impermissible attempt by Customs to change the substantive law regarding country-of-origin markings in violation of Section 304 of the Tariff Act of 1930 and the cases decided thereunder. If the Customs Service proceeds and modifies its long-held position with respect to these rulings, the company anticipates initiating litigation against the Customs Service, seeking injunctive relief and seeking concurrence by the courts that the Customs Service's proposed withdrawal is impermissible. Given the uncertainties associated with the various possible outcomes, and actions that would be taken in response, management is unable to quantify the potential impact on future results.

The company incurs costs related to environmental protection as a result of various laws and regulations governing current operations as well as its internal waste-minimization initiatives. Costs are also incurred to remediate previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to environmental matters.

The company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever environmental circumstances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded will have a material adverse effect on its financial position, results of operations or liquidity.

Consolidated Statements of Earnings


Fiscal years ended December 31, 1994,
January 1, 1994 and January 2, 1993

(Millions of Dollars, except per share amounts)    1994        1993        1992

Net Sales                                      $2,510.9    $2,273.1    $2,195.6
Costs and Expenses
Cost of sales                                   1,684.0     1,553.0     1,466.0
Selling, general and administrative               560.4       512.3       526.7
Interest-net                                       29.0        25.2        26.5
Other-net                                          35.7        34.6        18.3

                                                2,309.1     2,125.1     2,037.5


Earnings before Income Taxes and
   Cumulative Effect of Accounting Change         201.8       148.0       158.1

Income Taxes
Currently payable                                  90.3        61.0        72.2
Deferred                                          (13.8)       (5.6)      (12.2)

                                                   76.5        55.4        60.0


Earnings before Cumulative
Effect of Accounting Change                       125.3        92.6        98.1

Cumulative effect of accounting change
    for postemployment benefits                                (8.5)

Net Earnings                                   $  125.3    $   84.1    $   98.1

Earnings Per Share of Common Stock:
Before cumulative effect
    of accounting change                      $    2.80   $    2.06   $    2.15
Cumulative effect of accounting
    change                                                     (.19)

Net Earnings Per Share of Common Stock        $    2.80   $    1.87   $    2.15

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 31, 1994 and January 1, 1994

(Millions of Dollars)                             1994        1993

Assets
Current Assets
Cash and cash equivalents                     $   69.3    $   43.7
Accounts and notes receivable                    410.3       371.2
Inventories                                      369.2       308.1
Other current assets                              39.7        35.6

Total Current Assets                             888.5       758.6
Property, Plant and Equipment                    559.8       566.5
Goodwill and Other Intangibles                   164.6       171.5
Other Assets                                      88.2        80.3

Total Assets                                  $1,701.1    $1,576.9

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings                         $   82.8    $   42.3
Current maturities of long-term debt              10.9         9.8
Accounts payable                                 125.3       103.3
Accrued expenses                                 195.1       197.6
Income taxes                                       7.4         4.1

Total Current Liabilities                        421.5       357.1
Long-Term Debt                                   387.1       377.2
Deferred Income Taxes                             14.4        36.0
Other Liabilities                                133.9       125.7
Shareholders' Equity
Preferred Stock, without par value:
   Authorized and unissued 10,000,000 shares
Common Stock, par value $2.50 per share:
   Authorized 110,000,000 shares;
   issued 46,171,705 shares in 1994 and 1993     115.4       115.4
Capital in excess of par value                    70.1        73.1
Retained earnings                                937.8       871.1
Foreign currency translation adjustment          (56.3)      (56.7)
ESOP debt                                       (253.7)     (261.5)

                                                 813.3       741.4
Less: cost of common stock in treasury
   (1,722,330 shares in 1994 and
    1,476,074 shares in 1993)                     69.1        60.5

Total Shareholders' Equity                       744.2       680.9

Total Liabilities and Shareholders' Equity    $1,701.1    $1,576.9

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal years ended December 31, 1994,
January 1, 1994 and January 2, 1993

(Millions of Dollars)                           1994       1993       1992

Operating Activities:
Net earnings                                  $125.3    $  84.1    $  98.1
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
   Depreciation and amortization                81.8       80.7       78.5
   Gain on sale of non-operating asset                    (29.0)     (25.8)
   Provision for postemployment benefits                   13.6
   Other non-cash items                         18.3        9.4       16.0
   Changes in operating assets and
      liabilities:
      Accounts and notes receivable            (46.2)     (19.7)      13.1
      Inventories                              (69.8)     (15.5)      (6.6)
      Accounts payable and accrued expenses     34.9       16.0       17.2
      Income taxes                             (11.9)       1.0        1.8
      Other                                     (3.9)       5.9       (7.3)

Net cash provided by operating activities      128.5      146.5      185.0

Investing Activities:
Capital expenditures                           (66.4)     (69.7)     (65.1)
Proceeds from sales of assets                   11.0        6.6        8.2
Proceeds from sale of non-operating asset                  38.9       35.2
Business acquisitions                           (5.1)     (13.3)    (105.8)
Other                                           (9.7)     (13.2)     (10.6)

Net cash used by investing activities          (70.2)     (50.7)    (138.1)

Financing Activities:
Payments on long-term debt                      (2.9)    (133.8)     (69.8)
Proceeds from long-term borrowings                         78.5      120.2
Net short-term financing                        40.9       22.3        5.1
Proceeds from issuance of common stock           4.2        4.6        3.6
Purchase of common stock for treasury          (16.3)     (42.3)     (25.0)
Cash dividends on common stock                 (61.5)     (60.5)     (57.5)

Net cash used by financing activities          (35.6)    (131.2)     (23.4)

Effect of exchange rate changes on cash          2.9       (2.0)       (.7)

Increase (decrease) in cash and cash
  equivalents                                   25.6      (37.4)      22.8

Cash and cash equivalents, beginning of year    43.7       81.1       58.3

Cash and cash equivalents, end of year        $ 69.3    $  43.7    $  81.1

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Fiscal years ended December 31, 1994,
January 1, 1994 and January 2, 1993

(Millions of Dollars)

                                        Common   Capital In Excess  Retained   Translation                 Treasury   Shareholders'
                                         Stock     of Par Value     Earnings   Adjustments   ESOP debt       Stock       Equity

   Balance December 28, 1991            $115.4       $77.3          $800.5      $ (8.1)      $(276.1)       $(10.7)      $698.3
   Net earnings                                                       98.1                                                 98.1
   Currency translation adjustment                                               (33.4)                                   (33.4)
   Cash dividends declared--
    $1.28 per share                                                  (58.5)                                               (58.5)
   Issuance of common stock                           (1.5)                                                   10.1          8.6
   Purchase of common stock                                                                                  (27.7)       (27.7)
   ESOP debt                                                                                     7.3                        7.3
   ESOP tax benefit                                                    3.6                                                  3.6

   Balance January 2, 1993               115.4        75.8           843.7       (41.5)       (268.8)        (28.3)       696.3
   Net earnings                                                       84.1                                                 84.1
   Currency translation adjustment                                               (15.2)                                   (15.2)
   Cash dividends declared--
    $1.34 per share                                                  (60.1)                                               (60.1)
   Issuance of common stock                           (2.7)                                                   15.7         13.0
   Purchase of common stock                                                                                  (47.9)       (47.9)
   ESOP debt                                                                                     7.3                        7.3
   ESOP tax benefit                                                    3.4                                                  3.4

   Balance January 1, 1994               115.4        73.1           871.1       (56.7)       (261.5)        (60.5)       680.9
   Net earnings                                                      125.3                                                125.3
   Currency translation adjustment                                                  .4                                       .4
   Cash dividends declared--
    $1.38 per share                                                  (61.9)                                               (61.9)
   Issuance of common stock                           (3.0)                                                   13.3         10.3
   Purchase of common stock                                                                                  (21.9)       (21.9)
   ESOP debt                                                                                     7.8                        7.8
   ESOP tax benefit                                                    3.3                                                  3.3

   Balance December 31, 1994            $115.4       $70.1          $937.8    $  (56.3)      $(253.7)       $(69.1)      $744.2

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries, after the elimination of intercompany accounts and transactions.

Fiscal Year-End

The company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 1994 and 1993 and 53 weeks in fiscal year 1992.

Foreign Currency Translation

For most foreign operations, asset and liability accounts are translated at the year-end exchange rate; earnings statement items are translated at the average exchange rate for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Translation adjustments for operations in highly inflationary countries and gains and losses on transactions are included in earnings. These transactional gains and losses, together with the translation adjustments related to foreign operations in highly-inflationary economies, amounted to net losses for 1994, 1993 and 1992 of $5.5 million, $6.0 million, and $8.5 million respectively.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Inventories

U.S. inventories are valued at the lower of last-in, first-out cost or market. Other inventories are valued generally at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using a combination of accelerated and straight-line methods over the estimated useful lives of the assets.

Intangibles

Goodwill is amortized on a straight-line basis over periods not exceeding forty years. The company periodically evaluates the existence of goodwill impairment on the basis of whether amounts recorded are recoverable from projected undiscounted cash flows of related businesses.

Financial Instruments

To manage interest rate exposure, the company enters into interest rate swap agreements. The difference to be paid or received is recognized as an adjustment to interest expense. Gains on terminations of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the original lives of the agreements. The company, at times, enters into forward exchange contracts to hedge foreign currency exposures on firm commitments. In addition, the company enters into purchased foreign currency options to hedge anticipated transactions. Purchased currency option premiums are recognized as cost of sales over the life of the contract. Gains and losses resulting from these foreign currency instruments are deferred and recognized in cost of sales in the same period as the hedged transactions.

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset and liability balances.

Earnings per Share

Earnings per share are based on the weighted average number of shares of common stock outstanding during each year (44,775,000 shares, 44,935,000 shares, and 45,703,000 shares in 1994, 1993 and 1992, respectively). The issuance of additional shares under employee stock plans would not result in a material dilution of earnings per share.



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

In connection with the aforementioned purchase transactions, the fair value of assets acquired and liabilities assumed aggregated $34.5 million and $10.5 million, respectively, for 1993 and $115.8 million and $25.4 million, respectively, for 1992. The acquisitions did not have a material pro forma impact on operations.

On January 16, 1992, the company exchanged 642,940 shares of common stock for all of the issued and outstanding common stock of LaBounty Manufacturing, Inc., a manufacturer of large hydraulic tools. This business combination was accounted for as a pooling of interests.

On June 30, 1993, the company sold the franchise operations of its wholly owned subsidiary, Taylor Rental Corporation, and on June 18, 1994 sold the related company owned stores.



C

Accounts and Notes Receivable

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. No individual customer balance is material. Adequate provisions have been established to cover anticipated credit losses. At December 31, 1994 and January 1, 1994, allowances for doubtful receivables of $20.9 million and $24.8 million, respectively, have been applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of December 31, 1994.

Throughout the year, the company sold, with recourse, certain domestic accounts receivable under a revolving sales agreement. The proceeds from these sales were $59 million in 1994, $39 million in 1993, and $64 million in 1992. At December 31, 1994 and January 1, 1994, the balance of these receivables subject to recourse was approximately $69 million and $62 million, respectively. Provisions have been made to cover anticipated losses.



D

Inventories


  (Millions of Dollars)                       1994            1993

  Finished products                         $238.6          $195.7
  Work in process                             68.4            61.1
  Raw materials                               59.4            48.7
  Supplies                                     2.8             2.6
                                            $369.2          $308.1

Inventories in the amount of $203.6 million at December 31, 1994 and $158.9 million at January 1, 1994 were valued at the lower of last-in, first-out (LIFO) cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $120.2 million and $118.5 million higher than reported at December 31, 1994 and January 1, 1994, respectively.


E

Property, Plant and Equipment


  (Millions of Dollars)                       1994            1993

  Land                                    $   34.2        $   32.4
  Buildings                                  245.2           239.7
  Machinery and equipment                    849.2           846.9
                                           1,128.6         1,119.0
  Less: accumulated depreciation             568.8           552.5
                                          $  559.8        $  566.5

The provisions for depreciation for 1994, 1993, and 1992 were $63.3 million, $63.1 million, and $62.4 million, respectively.


F

Goodwill and Other Intangibles

Goodwill and other intangibles, net of accumulated amortization of $86.8 million and $73.5 million, respectively, at the end of each fiscal year were as follows:

  (Millions of Dollars)                       1994            1993

  Goodwill                                  $128.7          $130.9
  Other                                       35.9            40.6
                                            $164.6          $171.5


G

Accrued Expenses

  (Millions of Dollars)                       1994            1993

  Salaries and wages                        $ 40.2          $ 33.4
  Insurance                                   30.3            39.1
  Taxes, other than income taxes              19.2            16.9
  Dividends payable                           15.0            14.6
  Litigation                                  11.6            24.0
  Other                                       78.8            69.6
                                            $195.1          $197.6


H

Long-Term Debt and Financing Arrangements

  (Millions of Dollars)                 1994                  1993

  Notes payable in 2002             7.4%    $100.0          $100.0
  Commercial Paper                  5.9%      62.3            62.3
  Dutch Guilder notes payable
     in 1996                        5.9%      75.0            66.9
  Notes payable in 1998             9.0%      34.8            34.8
  Industrial Revenue Bonds due
   in varying amounts to 2011    5.8 - 8.4%   29.9            30.5
  ESOP loan guarantees,
   payable in varying
   monthly installments
   through 2001                     7.7%      75.5            82.8
  Other                                       20.5             9.7
                                             398.0           387.0
  Less: current maturities                    10.9             9.8
                                            $387.1          $377.2

Commercial paper outstanding at December 31, 1994 of $62.3 million is classified as non-current pursuant to the company's intention and ability to continue to refinance this obligation on a long-term basis. Commercial paper classified as current as of December 31, 1994 and January 1, 1994 was $61.7 million and $36.5 million, respectively.

In 1992 the company filed a shelf registration statement with the Securities and Exchange Commission covering the issuance of up to $200 million of debt securities; as of December 31, 1994, $100 million remained unused. The company has unused short and long-term credit arrangements with several banks to borrow up to $205 million at the lower of prime or money market rates. Of this amount, $137 million is long-term. Commitment fees range from .08% to .1%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $75.3 million of which $57.2 million was available at December 31, 1994. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $200 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at December 31, 1994 and January 1, 1994 were 6.4% and 4.6%, respectively.

The company has guaranteed the long-term notes payable to banks of its employee stock ownership plan (ESOP). The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareholders' equity.

Aggregate annual maturities of long-term debt for the years 1996 to 1999 are $85.8 million, $11.5 million, $46.9 million and $12.9 million, respectively. Interest paid during 1994, 1993 and 1992 amounted to $45.1 million, $34.0 million and $33.9 million, respectively.


I

Financial Instruments

The company's primary objective in using debt related financial instruments is to obtain the lowest cost source of funds and minimize interest expense, within an acceptable range of variable to fixed rate debt proportions (30% to 40%), as well as to minimize the currency risk of obligations that are denominated in currencies other than those of the leveraged assets. To meet this objective the company enters into interest rate swaps, currency swaps and interest rate cap agreements. A summary of instruments and weighted average interest rates as of December 31, 1994 follows. The weighted average variable pay and receive rates are based on rates in effect at December 31, 1994. Variable rates are generally based on LIBOR with no leverage features.


                    Notional     Maturity   Pay    Receive    Capped
                      Amount      Dates     Rate     Rate      Rate
  Pay fixed
   and receive
   variable swaps     $174.1   1996 - 98    7.8%     6.0%
  Pay variable
   and receive
   fixed swaps         157.6   1996 - 02    5.6%     6.5%
  Currency swaps       125.4   1996 - 98    7.9%     8.3%
  Interest rate caps    50.0   1996                            7.5%

The company uses purchased currency options to hedge a portion of the currency risk in cross border trade flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge certain firm commitments. These contracts and options generally mature within the next one year period. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 31, 1994 and January 1, 1994, the company had forward exchange contracts outstanding of $2.7 million and $44 million, respectively, to exchange European currencies for U.S. dollars. At December 31, 1994, purchased currency options which hedge anticipated transactions totaled $32.6 million and were primarily denominated in European currencies.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net coupon exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

A summary of the carrying values and fair values of the company's financial instruments at December 31, 1994 and January 1, 1994 is as follows:


                                        1994                  1993

                                Carrying    Fair       Carrying     Fair
                                  Value     Value        Value      Value
  Long-term debt,
   including current portion     $384.1    $377.9       $380.1     $392.7
  Currency and
   interest rate swaps             14.5      25.8          9.0       12.3
                                 $398.6    $403.7       $389.1     $405.0

Generally, the carrying value of the debt related financial instruments is included in the balance sheet in long-term debt. The fair values of long-term debt are estimated using discounted cash flow analysis, based on the company's incremental borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.

J

Capital Stock

Common Stock Share Activity

The activity in common shares for each year, net of treasury stock, was as follows:

                                   1994         1993         1992

  Outstanding, beginning
   of year                   44,695,631   45,438,854   45,240,591
  Issued for:
   Employee stock plans         323,739      387,196      263,805
   Acquisitions                                           642,940
  Purchased                    (569,995)  (1,130,419)    (708,482)
  Outstanding, end of year   44,449,375   44,695,631   45,438,854

Common Stock Reserved

At December 31, 1994 and January 1, 1994, the number of shares of common stock reserved for future issuance under various employee stock plans was as follows:

                                              1994            1993

  Employee Stock Purchase Plan           2,938,052       3,061,462
  Stock Option Plans                     5,741,078       2,316,805
  Long-Term Stock Incentive Plan         1,478,526       1,507,945
                                        10,157,656       6,886,212

Long-Term Stock Incentive Plan

The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The final cycle of this plan is payable in 1998. The Plan is administered by a committee of the Board of Directors consisting of non-employee directors. Awards are payable 55% in cash and 45% in shares of common stock or 100% in shares of common stock. The amounts of $.3 million, $.5 million and $2.2 million were charged to expense in 1994, 1993 and 1992, respectively. Shares totaling 8,267, 10,092 and 33,067 were issued in 1994, 1993 and 1992, respectively.

Preferred Stock Purchase Rights

Each outstanding share of common stock has two-thirds of a share purchase right, which, under certain conditions, may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $125.00, subject to adjustment to prevent dilution. The rights, which do not have voting rights, expire on March 10, 1996, and may be redeemed by the company at a price of $.05 per right at any time prior to their expiration or within 30 days following the acquisition of 10 percent of the company's common stock. In the event that the company were acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock, provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At December 31, 1994, there were 44,449,375 outstanding rights. There are 175,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with these rights.

Stock Options

The company has a stock option plan to provide nonqualified and incentive stock options to officers and key employees. In 1994, the company amended the employee stock option plan to provide for annual option grants, and also adopted a stock option plan that provides for an automatic, biennial option grant to each outside director of the company. The company reserved additional shares of 3,500,000 and 100,000 in 1994 for the employee and director stock option plans, respectively. The company intends to seek shareholder approval of the amendment to the key employee stock option plan and the adoption of the non-employee director plan at the next shareholders' meeting. Options are generally for a ten year term and are granted at the market price of the common stock on the date of grant. Outstanding options granted prior to October, 1994 are subject to a two year transfer restriction on at least half the shares issued upon exercise. Options granted subsequent to October, 1994 are not subject to transfer restrictions. In the event of a change of control in the company, all outstanding stock options held by employees become immediately exercisable, all transfer restrictions lapse and optionees have the right to sell options to the company at market-related values.

Information relative to the stock option plans is summarized as follows:


                                          1994         1993         1992

  At end of year:
   Options outstanding               2,130,801    1,827,936    2,006,305
   Options exercisable               1,597,054    1,716,936    1,929,805
   Shares available for grants       3,610,277      488,869      535,924

  During the year:
   Options granted                     533,747      111,000       76,500
   Options exercised                   175,727      225,424      114,847
   Options canceled                     55,155       63,945      107,424

  Average price per share:
   Options outstanding                  $33.67       $31.27       $30.64
   Options granted                       40.37        40.25        37.13
   Options exercised                     30.13        30.47        30.15

K

Employee Benefit Plans

Employee Stock Purchase Plan

The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe to shares of common stock on annual offering dates at a purchase price of 85% of the fair market value of the shares on the offering date or, if lower, 85% of the fair market value of the shares on the exercise date. A maximum of 4,000,000 shares are authorized for subscription over a ten year period. During 1994, 1993 and 1992, shares totaling 123,410, 139,010 and 106,738, respectively, were issued under the Plan at average prices of $34.30, $33.07 and $33.31 per share, respectively. At December 31, 1994, subscriptions were outstanding for 72,394 shares at $36.60 per share.

Employee Stock Ownership Plan (ESOP)

The Savings Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 12% of their salary to the Plan. The company contributes an amount equal to one-half of the first 7% of employee contributions. The amounts in 1994, 1993 and 1992 under this matching arrangement were $8.3 million, $7.8 million and $6.9 million, respectively.

Shares of the company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the company in 1991. The external ESOP borrowings are guaranteed by the company and are included in long-term debt. Shareholders' equity reflects both the internal and the external borrowing arrangements.

Shares are released to participant accounts based on principal and interest payments of the underlying debt. These shares along with allocated dividends and shares purchased on the open market are assigned to fund share requirements of the employee contribution, the associated employer match and the dividends earned on participant account balances.

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $2.3 million in 1994, $5.6 million in 1993 and $6.1 million in 1992.

Dividends on ESOP shares, which are charged to shareholders' equity as declared, were $14.5 million, $14.2 million and $13.7 million in 1994, 1993 and 1992, respectively. Interest costs incurred by the Plan on external debt for 1994, 1993 and 1992 were $6.1 million, $6.7 million and $7.2 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of December 31, 1994, the number of ESOP shares allocated to participant accounts was 4,477,105 and the number of unallocated shares was 6,200,196.

Pension Plans

The retirement benefit for U.S. salaried and non-union hourly employees was changed effective January 1, 1995. Previously, benefits were provided by both a defined benefit plan and a defined contribution plan. The defined contribution plan provided for benefits as a varying percentage of payroll and the defined benefit plan provided a benefit based on salary and years of service. Upon retirement, plan participants received the greater of the two benefits. Effective January 1, 1995, the two plans were merged and restated as a defined benefit plan. The assets of both plans were combined in order to fund the plan's guaranteed benefit which is based on salary and years of service. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

The company also sponsors defined benefit plans for its non-U.S. employees and U.S. collective bargaining employees. Benefits generally are based on salary and years of service for non-U.S. employees, while those for collective bargaining employees are based on a stated amount for each year of service.

The company's funding policy is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments.

Additionally, the company contributes to several union-sponsored multiemployer plans which provide defined benefits. Total pension expense includes the following components:

  (Millions of Dollars)            1994        1993        1992

  Defined benefit plans:
   Service cost                  $  9.6      $  9.0      $  9.2
   Interest cost                   21.0        20.3        20.5
   Actual return on plan assets    10.6       (25.3)      (25.9)
   Net amortization and deferral  (35.1)        1.0          .6
   Net pension expense              6.1         5.0         4.4
  Defined contribution plan         8.1         8.0         7.8
  Multi-employer plans               .6          .5          .5
   Total pension expense         $ 14.8      $ 13.5      $ 12.7

  The funded status of the company's defined benefit plans, adjusted for the merger of the plans covering U.S. salaried and non-union hourly employees, at the end of each fiscal year was as follows:

  (Millions of Dollars)             1994                     1993

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
  Actuarial present
   value of benefit
   obligations:
   Vested                   $296.8      $ 10.4         $203.7        $ 9.6
   Non-vested                  1.3         2.7            1.5          2.2
  Accumulated
   benefit obligation        298.1        13.1          205.2         11.8
  Additional amounts
   related to projected
   pay increases              38.7         5.9           52.8          3.3
  Total projected benefit
   obligation (PBO)          336.8        19.0          258.0         15.1
  Plan assets at fair
   value                     369.4         6.8          306.8          7.0
  Assets in excess of
   (less than) PBO            32.6       (12.2)          48.8         (8.1)
  Unrecognized net
   (gain) or loss at
   transition                 (9.8)         .3          (11.2)          .4
  Unrecognized net
   (gain) or loss                          2.3          (26.9)          .1
  Unrecognized prior
   service cost                5.3         3.1           17.8          1.0
  Adjustment required to
   recognize minimum
   liability                              (2.3)                       (1.8)
  Prepaid (accrued)
   pension expense
   (long-term)              $ 28.1      $ (8.8)        $ 28.5        $(8.4)

Assumptions used for significant defined benefit plans were as follows:

                                 1994     1993     1992

Discount rate                    8.25%    7.5%     8.0%
Average wage increase             5.0%    5.0%     5.7%
Long-term rate of return
 on assets                        9.0%    9.0%     9.0%


  Postretirement and Postemployment Benefits

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits.

The status of the company's plans at the end of each fiscal year was as follows:

  (Millions of Dollars)                      1994           1993

  Accumulated postretirement
    benefit obligation:
   Retirees                                $ 19.2         $ 19.9
   Fully eligible active plan
    participants                              1.4            2.6
   Active plan participants                   3.7            4.7
  Accumulated obligation                     24.3           27.2
  Unrecognized net loss                      (7.5)         (10.7)
  Accrued postretirement benefit expense   $ 16.8         $ 16.5

Net periodic postretirement benefit expense was $3.0 million in 1994, $3.3 million in 1993 and $2.2 million in 1992.

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 10.5% for 1994 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $1.5 million at December 31, 1994 and net periodic postretirement benefit expense for fiscal year 1994 by $.2 million. Weighted average discount rates of 8.25% in 1994 and 7.5% in 1993 were used in determining the accumulated benefit obligations.

The company provides certain postemployment benefits to eligible employees and, in some cases, their dependents. These benefits include severance, continuation of medical coverage and other benefits when employees leave the company for reasons other than retirement.

In 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Prior to 1993, postemployment benefits were recognized as expense when paid. The cumulative effect of adopting this new standard was a one-time charge to 1993 earnings of $8.5 million ($13.6 million less related deferred income taxes of $5.1 million) or $.19 per share. The effect of this change on 1993 operating results was immaterial.



L

Other Costs and Expenses

Interest-net for 1994, 1993 and 1992 included interest income of $4.6 million, $6.8 million and $7.2 million, respectively.

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

Other-net in 1992 includes a gain of $25.8 million ($.35 per share) from the sale of a portion of the company's investment in Max Co., Ltd., expenses of $14.1 million ($.21 per share) related to planned closings of certain company-owned Taylor Rental stores and reduction of the goodwill of the company's Taylor Rental operation, and expense of $7.8 million ($.11 per share) for reserves for litigation pending at the company's Mac Tools, Inc. subsidiary.

Research and development expenses amounted to $16.4 million in 1994, $14.6 million in 1993 and $15.2 million in 1992.



M

Operations by Industry Segment and Geographic Area
Industry Segment and Geographic Area information included on page 15 of this report is an integral part of the financial statements.



N

Income Taxes

Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(Millions of Dollars)              1994      1993      1992

Depreciation                     $ 74.1    $ 73.1    $ 68.8
Other                               6.0      12.9      16.0
 Total deferred tax liabilities    80.1      86.0      84.8
Employee benefit plans            (20.6)    (20.4)    (12.9)
Doubtful accounts                  (5.8)     (6.9)     (7.9)
Amortization of intangibles       (14.5)
Accruals                          (24.4)    (25.6)    (13.5)
Other                              (7.4)     (5.0)     (9.1)
 Total deferred tax assets        (72.7)    (57.9)    (43.4)
 Net deferred tax liabilities $     7.4    $ 28.1    $ 41.4

  Income tax expense consisted of the following:

(Millions of Dollars)              1994      1993      1992

Current:
 Federal                         $ 59.3     $40.2    $ 47.1
 Foreign                           18.8      13.6      18.0
 State                             12.2       7.2       7.1
 Total current                     90.3      61.0      72.2
Deferred:
 Federal                           (8.4)     (4.8)    (12.3)
 Foreign                           (1.0)       .6       1.2
 State                             (4.4)     (1.4)     (1.1)
 Total deferred                   (13.8)     (5.6)    (12.2)
 Total                           $ 76.5     $55.4    $ 60.0

Income taxes paid during 1994, 1993 and 1992 were $79.8 million, $63.4 million and $64.4 million, respectively.

The reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                    1994         1993          1992

 Statutory federal income
  tax rate                         35.0%        35.0%         34.0%
 State income taxes,
  net of federal benefit            2.5          2.7           2.9
 Difference between foreign
  and federal income tax rates      (.3)                        .6
 Other -- net                        .7          (.3)           .4
 Effective tax rate                37.9%        37.4%         37.9%

The components of earnings before income taxes consisted of the following:

 (Millions of Dollars)             1994         1993         1992

 United States                   $159.4       $110.5       $108.1
 Foreign                           42.4         37.5         50.0
 Total pre-tax earnings          $201.8       $148.0       $158.1

Undistributed foreign earnings of approximately $197 million as of December 31, 1994 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.



O

Leases

The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of December 31, 1994 were $32.9 in 1995, $26.5 in 1996, $19.7 in
1997, $14.2 in 1998, $11.3 in 1999 and $22.8 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $32.1 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $38.1 million in 1994, $35.0 million in 1993 and $36.7 million in 1992.


P

Contingencies

In the normal course of business, the company is involved in various lawsuits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including eight Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The amounts recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information which becomes available. As of December 31, 1994, the company had reserves of $24 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

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

Quarterly Results Of Operations (Unaudited)

(Millions of Dollars, except per share amounts)
                                                         Quarter                            Year
1994                                  First       Second       Third        Fourth
Net Sales                            $585.7       $628.8       $632.6       $663.8       $2,510.9
Gross Profit                          191.3        210.2        206.9        218.5          826.9
Selling, General and
  Administrative Expenses             133.8        139.4        139.5        147.7          560.4
Net Earnings                           25.6         33.7         32.2         33.8          125.3

Net Earnings Per Share               $  .57       $  .75       $  .72       $  .76       $   2.80
1993
Net Sales                            $553.4       $565.2       $576.3       $578.2       $2,273.1
Gross Profit                          178.7        181.7        179.5        180.2          720.1
Selling, General and
  Administrative Expenses             130.1        128.5        126.1        127.6          512.3
Earnings Before Cumulative
  Effect of Accounting Change          23.0         27.0         25.0         17.6           92.6
Net Earnings                           14.5         27.0         25.0         17.6           84.1

Per Share:
Earnings Before Cumulative
  Effect of Accounting Change        $  .51       $  .60       $  .56       $  .39       $   2.06
Net Earnings                            .32          .60          .56          .39           1.87

Note: The first quarter of 1993 includes a gain of $24.0 million ($.33 per share) from the sale of a portion of the company's investment in Max Co., Ltd., and additional charges for a fine levied by U.S. District Court in Missouri for $7.0 million ($.10 per share) and contingency reserves of $15.7 million ($.21 per share) related to product liability litigation, restructuring activities and environmental remediation. The third quarter of 1993 includes a gain of $5.0 million ($.06 per share) from the sale of the company's investment in Max Co., Ltd., which was substantially offset by reserves established for the closing of a manufacturing facility of the company's subsidiary, Mac Tools, Inc. The fourth quarter of 1993 includes a charge of $15.0 million ($.21 per share) related to the settlement of lawsuits involving a subsidiary, Mac Tools, Inc.

The  following  trademarks  of The Stanley  Works appear in this Annual  Report:
Stanley(R) and the notched rectangle around the Stanley name, the slogan Helps You Do Things Right(R); the design of the Powerlock(R) tape rule case; and the names Bostitch(R), Direct Safety(TM), Goldblatt(R), Jensen(R), Leverlock (R), Mac(R), Mac Tools(R), Magic-Access(TM), Monarch(TM), Mosley-Stone(TM), Nirva(R), Powerlock(R), Proto(R), Sidchrome(R), Steel Plank(TM).

Investor Information

Reliable growth best defines our performance for shareholders. Stanley has provided consistent, excellent value for generations of investors:

* Our Record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange -- 128 consecutive years.

* Our quarterly dividend record is the second longest of any industrial company listed on the New York Stock Exchange -- 399 consecutive quarters

* We have increased dividends in each of the past 28 years, and in that same period, an investment in Stanley stock grew at a compound annual rate of 11.9%

Our company-wide strategies to grow profitably are working, and they are enabling us to provide continued superior value for our shareholders.

Common Stock (Dollars per share)

                                    Price                     Dividends
                         1994                1993         1994       1993
                    High      Low       High     Low
First Quarter      44-7/8    38-5/8    45-7/8   39-1/8   $ .34      $ .33
Second Quarter     42-5/8    36-1/4    47-7/8   39-1/8     .34        .33
Third Quarter      43-7/8    38-1/2    43-1/2   37-7/8     .35        .34
Fourth Quarter     41-3/4    34-7/8    44-1/2   38-3/4     .35        .34
                                                         $1.38      $1.34

Annual Meeting

The annual shareholders' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 19, 1995, in New Britain, Connecticut at the Stanley Center, 1255 Corbin Avenue.

Stock Listing

The Stanley Works is listed in the New York and Pacific Stock Exchanges with the symbol SWK.

Transfer Agent and Registrar

All shareholder inquiries, including transfer-related matters, should be directed to Mellon Securities:

Mellon Securities Trust Company
85 Challenger Road, Overpeck Center
Ridgefield Park, NJ 07660
1-800-228-9541
1-800-231-5469 (TTY -- for the hearing impaired)

For More Information

If you would like a copy of Form 10-K filed with the Securities and Exchange Commission, or additional information about Stanley, please write:

Patricia R. McLean, Mgr., Crop. Communications
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

["Recycled" logo] Printed on Recycled Paper

[Back Cover]

[Photo of nails used in a power nailer]