Form 10-K, Exhibit 13
period 1995-12-30
STANLEY WORKS
filed 1996-03-27
CIK 93556

ORGANIZATION CHANGES

In May, Mannie L. Jackson was elected to the Board. Mr. Jackson is Chairman of
  Harlem Globetrotters International, a division of MJA, Inc.

In February, Gerald Strecker, President and General Manager of Stanley Hydraulic
  Tools announced his decision to retire from the company. Gerry helped mold Stanley Hydraulic Tools into an industry leader, and we thank him for his years of outstanding service to Stanley.

Dennis Bishop, formerly Vice President, Manufacturing at Stanley Fastening
  Systems was appointed to succeed Mr. Strecker.

In May, Stanley-Vidmar announced a divisional name change to Stanley Storage
  Systems in order to provide its growing world-wide customer base with instant recognition of the core business of the division.

In June, Thomas E. Mahoney, formerly President and General Manager of Stanley
  Hardware was appointed President and General Manager of the Stanley Customer Support Division and Vice President of Marketing Development for The Stanley Works. He replaced James S. Amtmann who left the company.

Henning N. Kornbrekke replaced Mr. Mahoney as President and General Manager of
  Stanley Hardware. Mr. Kornbrekke had been President and General Manager of Stanley Access Technologies.

Thomas N. Jones replaced Mr. Kornbrekke as President and General Manager of
  Stanley Access Technologies. He had previously served as President of Stanley Tools-Europe.

Also in June, the company announced the formation of its newest division, Stanley Home Decor. This new business unit encompasses Stanley Acmetrack closet doors and organizing products as well as Stanley Hardware's decorator products and Stanley Monarch. Raymond J. Martino, formerly Vice President of Operations at Stanley Hardware, was named President and General Manager of Stanley Home Decor.

In August, Thomas K. Clarke, Stanley's Vice-President of Corporate Development, announced his plans to retire from the company. Mr. Clarke's keen analytical and negotiating skills in the area of acquisitions has helped Stanley provide consistently good value for shareholders. In fact, more than half of Stanley's sales and profits today come from businesses acquired under the direction of Mr. Clarke. We appreciate his years of dedicated and thoughtful service.

On September 1, Robert L. Fletcher was appointed to the newly-created position of Vice President, Purchasing. Mr. Fletcher came to Stanley with 30 years of procurement experience with the Xerox Corporation. The focus of this new position is consistent with our company-wide restructuring activities designed to make us more efficient and effective by integrating and coordinating certain critical activities - such as procurement - among all Stanley divisions.

In September, the Board of Directors announced the election of Paul W. Russo as an officer of the company with the title of Vice President, Strategy and Development. This is a new position created to help lead Stanley's effort to refocus its priorities and to guide planning and acquisition activity.

Also in September, John E. Turpin, formerly President and General Manager of
  Stanley Air Tools, was appointed to the newly-created position of Vice President, Operations. In his new capacity, Mr. Turpin is responsible for identifying and implementing specific strategies and actions that will enable the company to achieve its goals for restructuring and growth.

E. Wayne Foley succeeded Mr. Turpin as President and General Manager of Stanley Air Tools. Prior to joining Stanley, Mr. Foley had been Chief Sales and Marketing Manager at Beta Tech, Inc., a manufacturer of threaded fastening control systems for industrial markets similar to those served by Stanley
  Air Tools.

In November, C. Stewart Gentsch, President and General Manager of Stanley Tools, announced his decision to retire from the company at the end of 1995. Mr. Gentsch spent most of his 13 year career at Stanley leading our largest division - the division for which our company and our brand are best known. He accepted this critical responsibility with humility, talent and vision. Over the years, he shaped a solid record of success at Stanley Tools, and we are grateful for his truly outstanding service.

In December, the Board of Directors elected Jennifer O. Estabrook an officer of the company with the title of Assistant General Counsel and Assistant Secretary. Ms. Estabrook previously was Corporate Counsel for the company.

14     Stanley

OFFICERS

RICHARD H. AYERS                         THOMAS E. MAHONEY

Chairman and Chief                       Vice President Marketing

   Executive Officer                        Development

(1972)                                   President and General Manager,

                                            Stanley Customer
BARBARA W. BENNETT
                                            Support Division
Vice President Human Resources
                                         (1965)
(1984)

                                         PAUL W. RUSSO
JENNIFER O. ESTABROOK
                                         Vice President Strategy
Assistant General Counsel
                                            and Development
   and Assistant Secretary
                                         (1995)
(1992)

                                         STEPHEN S. WEDDLE
JAMES B. GUSTAFSON
                                         Vice President, General
Vice President
                                            Counsel and Secretary
   Information Systems
                                         (1978)
(1977)

                                         THOMAS J. WILLIAMS
RICHARD HUCK
                                         Associate General Counsel
Vice President Finance and
                                            and Assistant Secretary
   Chief Financial Officer
                                         (1981)
(1970)

                                         THERESA F. YERKES
R. ALAN HUNTER
                                         Vice President and Controller
President and Chief
                                         (1989)
   Operating Officer

(1974)                                   (Joined Stanley)



BOARD OF DIRECTORS


RICHARD H. AYERS (1)                     GERTRUDE G. MICHELSON (1),(3),(5),(6)

Chairman and Chief                       Retired; former Senior Advisor and

   Executive Officer                        Director

The Stanley Works                        R. H. Macy and Co., Inc.


STILLMAN B. BROWN (1),(2),(4),(6)        JOHN S. SCOTT (1),(2),(5)

Managing General Partner                 Retired; former Chairman and

Harcott Associates-Investments              Chief Executive Officer

                                         Richardson-Vicks Inc., a
EDGAR R. FIEDLER (3),(4)
                                            subsidiary of The Proctor and
Vice President and
                                            Gamble Company
   Economic Counselor

The Conference Board                     HUGO E. UYTERHOEVEN (3),(4)

Business Research                        Professor, Graduate School of

                                            Business Administration
MANNIE L. JACKSON (2),(4)
                                         Harvard University
Chairman, Harlem

   Globetrotters International,          WALTER W. WILLIAMS (3),(5),(6)

   a division of MJA, Inc.               Retired; former Chairman and

                                            Chief Executive Officer
JAMES G. KAISER (2),(5)
                                         Rubbermaid, Incorporated
Retired; former President and

   Chief Executive Officer

   Quanterra Incorporated,

   a subsidiary of Corning, Inc. and
                                         (1) Member of the Executive Committee
International Technology Inc.
                                         (2) Member of the Audit Committee

EILEEN S. KRAUS (1),(2),(4)
                                         (3) Member of the Board Affairs and
Chairman, Fleet Bank, N.A.
                                             Public Policy Committee
   (Connecticut)
                                         (4) Member of the Finance and Pension

GEORGE A. LORCH (3),(5),(6)                  Committee

Chairman and Chief                       (5) Member of the Compensation and

   Executive Officer                         Organization Committee

Armstrong World Industries, Inc.
                                         (6) Member of the Ad Hoc Strategic

WALTER J. MCNERNEY (2),(4)                   Planning Committee

Professor of Health Policy

J.L. Kellogg Graduate School

   of Management

Northwestern University

                                                                  Stanley     15

                                             The Stanley Works and Subsidiaries


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




REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Shareholders
The Stanley Works


We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note J to the consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1993.


                                            /s/ Ernst & Young LLP


Hartford, Connecticut
January 31, 1996

16     Stanley

                                             The Stanley Works and Subsidiaries


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


INDUSTRY SEGMENTS

(MILLIONS OF DOLLARS)                    1995             1994           1993
===============================================================================
NET SALES
Tools
   Consumer                            $  738.9         $  716.0       $  676.8
   Industrial                             552.3            524.4          460.3
   Engineered                             678.3            643.5          568.5
-------------------------------------------------------------------------------
Total Tools                             1,969.5          1,883.9        1,705.6
Hardware                                  324.2            311.1          299.4
Specialty Hardware                        330.6            315.9          268.1
-------------------------------------------------------------------------------

   Consolidated                        $2,624.3         $2,510.9       $2,273.1
===============================================================================

OPERATING PROFIT
Tools                                  $  154.9         $  217.0       $  158.1
Hardware                                   13.4             33.3           32.9
Specialty Hardware                         17.8             24.0           13.2
-------------------------------------------------------------------------------
   Total                                  186.1            274.3          204.2
Net corporate expenses                    (37.6)           (38.8)         (24.0)
Interest expense                          (35.7)           (33.7)         (32.2)
-------------------------------------------------------------------------------

   Earnings before
   income taxes                        $  112.8         $  201.8       $  148.0
===============================================================================

IDENTIFIABLE ASSETS
Tools                                  $1,287.5         $1,324.6       $1,238.6
Hardware                                  174.9            186.4          173.3
Specialty Hardware                         99.5             92.5           83.9
-------------------------------------------------------------------------------
                                        1,561.9          1,603.5        1,495.8
General corporate assets                  108.1             97.6           81.1
-------------------------------------------------------------------------------

   Total                               $1,670.0         $1,701.1       $1,576.9
===============================================================================

CAPITAL EXPENDITURES
Tools                                  $   53.1         $   53.3       $   53.6
Hardware                                    6.9              7.4            8.2
Specialty Hardware                          5.1              5.7            3.8

DEPRECIATION AND
  AMORTIZATION
Tools                                      63.6             65.6           63.9
Hardware                                   10.9             10.9           10.6
Specialty Hardware                          4.1              3.8            4.4
===============================================================================


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

   Identifiable assets are those assets used in the company's operations in each segment or area.

GEOGRAPHIC AREAS

(MILLIONS OF DOLLARS)                    1995             1994           1993
===============================================================================
NET SALES
United States                          $1,884.9         $1,808.6       $1,649.5
Europe                                    413.4            357.6          317.3
Other Areas                               326.0            344.7          306.3
-------------------------------------------------------------------------------
   Consolidated                        $2,624.3         $2,510.9       $2,273.1
===============================================================================

OPERATING PROFIT
United States                          $  146.9         $  215.4         $148.0
Europe                                     26.8             31.9           27.4
Other Areas                                12.4             27.0           29.2
Eliminations                                                                (.4)
-------------------------------------------------------------------------------
   Total                               $  186.1         $  274.3       $  204.2
===============================================================================

IDENTIFIABLE ASSETS
United States                          $1,028.5         $1,050.4       $1,004.8
Europe                                    314.1            319.4          270.0
Other Areas                               255.9            274.4          260.2
Eliminations                              (36.6)           (40.7)         (39.2)
-------------------------------------------------------------------------------
   Total                               $1,561.9         $1,603.5       $1,495.8
===============================================================================

Note: In 1995, restructuring, asset write-offs and related charges of $70.0 million, $14.3 million, and $2.4 million were included in the Tools, Hardware, and Specialty Hardware segments, respectively, and $8.3 million was included in net corporate expenses. Restructuring, asset write-offs and related charges of $62.0 million, $16.4 million and $8.3 million were included in the United States, Europe and Other Areas, respectively.

In 1993, net corporate expenses included a gain of $29.0 million from the sale of the company's investment in Max Co., Ltd.

                                                                 Stanley     17

SUMMARY OF SELECTED FINANCIAL INFORMATION

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)          1995(A)       1994        1993        1992
=====================================================================================================
CONTINUING OPERATIONS(B)
Net sales                                                $ 2,624     $ 2,511     $ 2,273     $ 2,196
Earnings                                                      59         125          93          98
Earnings per share(C)                                    $  1.33     $  2.80     $  2.06     $  2.15

Percent of Net Sales:
   Cost of sales                                            68.2%       67.1%       68.3%       66.8%
   Selling, general and administrative                      22.5%       22.3%       22.5%       24.0%
   Interest-net                                              1.2%        1.2%        1.1%        1.2%
   Other-net                                                  .5%        1.4%        1.6%         .8%
   Restructuring and asset write-offs                        3.3%          -           -           -

   Earnings before income taxes                              4.3%        8.0%        6.5%        7.2%
   Earnings                                                  2.3%        5.0%        4.1%        4.5%
-----------------------------------------------------------------------------------------------------

OTHER KEY INFORMATION
Total assets                                             $ 1,670     $ 1,701     $ 1,577     $ 1,608
Long-term debt                                               391         387         377         438
Shareholders' equity                                     $   735     $   744     $   681     $   696

Ratios:
   Current ratio                                             2.4         2.1         2.1         2.4
   Total debt to total capital                              39.6%       39.2%       38.7%       40.1%
   Income tax rate                                          47.6%       37.9%       37.4%       37.9%

   Return on average equity (B),(C)                          8.0%       17.6%       13.5%       14.1%

Common Stock Data:
   Dividends per share                                   $  1.42     $  1.38     $  1.34     $  1.28
   Equity per share at year-end                          $ 16.55     $ 16.74     $ 15.23     $ 15.32
   Market price-high                                      53 3/8      44 7/8      47 7/8      48 1/8
               -low                                       35 5/8      34 7/8      37 7/8      32 1/2
   Average shares outstanding (in thousands)              44,360      44,775      44,935      45,703

Other Information:
   Earnings from continuing operations                   $    59        $125     $    93     $    98
   Earnings from discontinued operations                       -           -           -           -
   Cumulative effect of accounting change                      -           -          (9)          -
-----------------------------------------------------------------------------------------------------

   Net earnings                                          $    59        $125     $    84     $    98

   Net earnings per share(C)                             $  1.33     $  2.80     $  1.87     $  2.15

   Average number of employees                            19,784      19,445      18,988      18,650
   Shareholders of record at end of year                  16,919      17,599      20,018      20,661
=====================================================================================================

(A) Includes charges for restructuring and asset write-offs of $85.5 million, or $1.44 per share, and other related non-recurring charges of $9.5 million, or $.13 per share.

(B) Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.19 per share, in 1993; postretirement benefits of $12.5 million, or $.29 per share, in 1991; and income taxes of $13.1 million, or $.30 per share, in 1988.

(C) EPS and Return on average equity for 1995 adjusted to exclude restructuring charges, asset write-offs and related charges were $2.90 per share and 16.6%, respectively.

18     Stanley

                                             The Stanley Works and Subsidiaries

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)      1991       1990       1989       1988       1987       1986       1985
============================================================================================================================
CONTINUING OPERATIONS(B)
Net sales                                          $ 1,942    $ 1,956    $ 1,951    $ 1,888    $ 1,744    $ 1,355    $   992
Earnings                                                97        106        117        102         96         78         70
Earnings per share(C)                              $  2.24    $  2.51    $  2.70    $  2.37    $  2.22    $  1.84    $  1.70

Percent of Net Sales:
   Cost of sales                                      66.0%      65.3%      64.8%      65.6%      64.7%      64.9%      63.2%
   Selling, general and administrative                23.8%      23.7%      23.0%      23.0%      23.4%      23.9%      24.3%
   Interest-net                                        1.3%       1.3%       1.3%       1.7%       1.7%       1.4%        .2%
   Other-net                                            .8%        .9%       1.0%        .6%        .7%        .1%        .1%
   Restructuring and asset write-offs                    -          -          -          -          -          -          -
   Earnings before income taxes                        8.1%       8.8%       9.9%       9.1%       9.5%       9.7%      12.2%
   Earnings                                            5.0%       5.4%       6.0%       5.4%       5.5%       5.8%       7.1%
----------------------------------------------------------------------------------------------------------------------------

OTHER KEY INFORMATION
Total assets                                       $ 1,548    $ 1,494    $ 1,491    $ 1,405    $ 1,388    $ 1,208    $   755
Long-term debt                                         397        398        416        339        354        363         81
Shareholders' equity                               $   689    $   679    $   659    $   684    $   626    $   555    $   503

Ratios:
   Current ratio                                       2.4        2.6        2.6        2.6        2.4        2.9        3.7
   Total debt to total capital                        37.6%      38.7%      39.6%      35.0%      40.9%      43.4%      15.7%
   Income tax rate                                    38.0%      38.4%      39.6%      40.8%      41.7%      40.7%      42.0%

   Return on average equity (B),(C)                   14.1%      15.8%      17.3%      15.5%      14.7%      14.9%      16.5%

Common Stock Data:
   Dividends per share                             $  1.22    $  1.14    $  1.02    $   .92    $   .82    $   .73    $   .67
   Equity per share at year-end                    $ 15.22    $ 16.50    $ 15.32    $ 15.97    $ 14.59    $ 13.05    $ 12.03
   Market price-high                                    44     39 3/4     39 1/4     31 1/4     36 5/8     30 7/8     22 1/2
               -low                                     26     26 5/8     27 1/2     24 3/8     21 1/4     20 1/2     16 3/8
   Average shares outstanding (in thousands)        43,266     42,192     43,378     43,109     43,357     42,279     41,243

Other Information:
   Earnings from continuing operations             $    97       $106    $   117    $   102    $    96    $    78    $    70
   Earnings from discontinued operations                 -          -          -          -        (10)         1          8
   Cumulative effect of accounting change              (12)         -          -        (13)         -          -          -
----------------------------------------------------------------------------------------------------------------------------

   Net earnings                                    $    85    $   106    $   117    $    89    $    86    $    79    $    78

   Net earnings per share(C)                       $  1.95    $  2.51    $  2.70    $  2.07    $  2.00    $  1.86    $  1.90

   Average number of employees                      17,420     17,784     18,464     18,988     19,142     16,128     13,069
   Shareholders of record at end of year            21,297     22,045     22,376     23,031     23,051     21,752     22,870
============================================================================================================================

(A) Includes charges for restructuring and asset write-offs of $85.5 million, or $1.44 per share, and other related non-recurring charges of $9.5 million, or $.13 per share.

(B) Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.19 per share, in 1993; postretirement benefits of $12.5 million, or $.29 per share, in 1991; and income taxes of $13.1 million, or $.30 per share, in 1988.

(C) EPS and Return on average equity for 1995 adjusted to exclude restructuring charges, asset write-offs and related charges were $2.90 per share and 16.6%, respectively.

                                                                  Stanley    19

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

OVERVIEW

The company reported net earnings of $59 million, or $1.33 per share, including charges for restructuring and asset write-offs of $1.44 per share and other non-recurring charges related to the company's restructuring initiatives of $.13 per share. Excluding these unusual charges, net earnings would have been $2.90 per share compared with $2.80 per share in 1994 and $2.06 per share in 1993*.

   Net sales in 1995 reached a record $2.6 billion. This represented a 4.5% increase over the prior year and reflected year to year unit volume growth of 3%, a net increase due to pricing of 1% and a .5% positive contribution from the translation of foreign revenues. Net sales in 1994 increased 10% over 1993 primarily from unit volume growth of 9% along with a 1% increase due to pricing.

   In July 1995, the company announced a multi-year restructuring program with two major objectives. The first is to reduce the company's cost structure by $150 million (half of which will be reinvested in the business) and to reduce working capital and other assets by $250 million by the end of 1997. The second is to achieve net sales of $4 billion in 1999. All of Stanley's businesses and product lines are being evaluated to determine their full potential. The company plans to divest businesses and product lines that do not meet its criteria for revenue growth and profitability.

   In 1995, the company recognized $86 million in restructuring charges and asset write-offs in connection with its restructuring program. Restructuring charges of $65 million were incurred for exiting three product categories; closing six manufacturing plants, three distribution centers and two support facilities; a comprehensive SKU reduction program; and a salaried workforce reduction. An additional charge of $21 million was recorded for the reduction in value of goodwill, intangibles and underutilized manufacturing equipment impaired as a result of new operational strategies. The company also incurred $9 million in charges for non-recurring consulting costs related to the restructuring initiatives and, in connection with the company's aggressive program for reducing assets, charges for the elimination of excess inventory. In the following table, reported results have been adjusted for these charges in order to provide a more normalized review of 1995 results. The comments regarding 1995 that follow the table reflect the year to year comparisons using these adjusted amounts.


OPERATING RESULTS: COMPARATIVE ANALYSIS

==============================================================================================================================
                                                   ADJUSTMENTS
                           REPORTED      RESTRUCTURING &    RESTRUCTURING          CORE         CORE
(DOLLARS IN MILLIONS)          1995     ASSET WRITE-OFFS          RELATED          1995         1995         1994        1993*
==============================================================================================================================
CONSOLIDATED
Net Sales                  $ 2,624                                               $2,624                    $2,511       $2,273
Gross Profit                   835                                      4           839                       827          720
   % of sales                 31.8%                                                32.0%                     32.9%        31.7%
Operating Expense              592                                      5           587                       560          512
   % of sales                 22.5%                                                22.4%                     22.3%        22.5%
Pre-tax Profit                 113                    86                9           208                       202          148
EPS                        $  1.33                $ 1.44             $.13        $ 2.90                    $ 2.80       $ 2.06
==============================================================================================================================

INDUSTRY SEGMENTS

Operating Profit
Tools                      $   155                $   65             $  5        $  225        11.4%         11.5%         9.3%
Hardware                        13                    14                1            28         8.5%         10.7%        11.0%
Specialty Hardware              18                     2                             20         6.1%          7.6%         4.9%
------------------------------------------------------------------------------------------------------------------------------
   Total                       186                    81                6           273        10.4%         10.9%         9.0%
Net corporate expenses        (37)                     5                3           (29)
Interest expense              (36)                                                  (36)
------------------------------------------------------------------------------------------------------------------------------
Pre-tax Profit             $   113                $   86             $  9        $  208
==============================================================================================================================

GEOGRAPHIC AREAS

Operating Profit
U.S.                       $   147                $   56             $  6        $  209        11.1%         11.9%         9.0%
Europe                          27                    16                             43        10.4%          8.9%         8.6%
Other Areas                     12                     9                             21         6.3%          7.8%         9.5%
------------------------------------------------------------------------------------------------------------------------------
   Total                   $   186                $   81             $  6        $  273        10.4%         10.9%         9.0%
==============================================================================================================================

* 1993 EPS before the cumulative effect of an accounting change.

20     Stanley

                                             The Stanley Works and Subsidiaries


   Gross profit margins were 32.0% in 1995 compared with 32.9% in 1994. The reduction was primarily due to costs associated with the closure and integration of manufacturing facilities at Mechanics Tools. The margin improvement realized in 1994 from 1993 resulted from manufacturing efficiencies from higher production volume, process improvements and cost reduction efforts, especially in connection with the successful transition of previously foreign-sourced fastening tools to U.S. in-house manufacture.

   Operating expenses were 22.4% of sales and were relatively consistent with operating expense ratios in 1994 and 1993. Interest-net expense also remained consistent year to year representing 1.2% of sales in 1995 and 1994 and 1.1% of sales in 1993.

   Other-net expense in 1995 was $14 million compared with $36 million in 1994 reflecting lower charges for environmental remediation, divestiture activity and the 1994 write-down and sale of equipment, primarily for the Mechanics Tools manufacturing integration. Other-net expense of $35 million in 1993 included a $15 million charge for distributor litigation issues at the company's Mac Tools business. Also included in 1993 was a gain on the sale of the company's investment in Max Co., Ltd. of $29 million, which was offset by additional charges for contingency reserves.

   The effective income tax rate for 1995 excluding the effect of non-deductible restructuring costs was 38.0% and compared with 37.9% in 1994 and 37.4% in 1993.


BUSINESS SEGMENT RESULTS

Net sales in the Tools segment increased 4% in 1995 reflecting 3% growth from unit volume, 2% from pricing and a 1% decrease from divestiture activity. Consumer tools sales grew 3% and were affected by slowing demand in the U.S. market coupled with a loss of sales volume in Mexico. Industrial and Engineered tools sales both increased 5% primarily from volume gains, although growth in these categories had softened to some degree during the fourth quarter. Operating profit margins were slightly below the prior year reflecting the effects of Mechanics Tools' integration costs.

   Sales in 1994 in the Tools Segment were 10% higher than 1993. The sales gain was driven primarily by volume growth of 9% along with a 1% increase due to pricing. Operating profits increased 25%, after excluding non-recurring charges from 1993 results, the result of increased sales volume, operating efficiencies and the successful transition of previously foreign-sourced fastening products to in-house manufacture.

   Net sales in the Hardware segment increased 4% in 1995, with 2% from pricing, 1% from volume and 1% from foreign currency translation. Operating profits declined to $28 million from $33 million and reflected increases in certain raw material costs, especially corrugated and steel, and the competitive pricing environments in these markets. In addition, efforts to control inventories at a time of weakening demand resulted in the underabsorption of factory overheads.

   Sales in the Hardware segment increased 4% in 1994, reflecting volume growth of 3% and price increases of 1%. Operating profit margins were reduced slightly from 1993 due to operating inefficiencies in the Acmetrack facility located in France.

   Net sales in the Specialty Hardware segment increased 5% in 1995 due primarily to a 4% gain in internal volume. The net effect of recent acquisitions also added 1% to sales. Operating profits declined as a percent of sales, reflecting a shift in product mix and increased promotional support in the entry door business.

   Sales in the Specialty Hardware segment in 1994 increased 18% with virtually all of the increase from internal growth in the U.S. Operating profits increased 82% over 1993 and reflected efficiencies obtained from higher volumes and process improvements.


GEOGRAPHIC AREA RESULTS

Net sales in the U.S. increased 4% in 1995 from internal volume growth. A 1% gain from pricing was offset by the effects of recent divestitures. While businesses generally realized unit volume gains, the lackluster demand in consumer channels had a dampening effect on the year. Operating profit margins declined from the prior year due to integration costs associated with the Mechanics Tools business.

                                                                 Stanley     21

MANAGEMENT'S DISCUSSION AND ANALYSIS

   Net sales in 1994 in the U.S. increased 10% primarily from internal volume gains. Price increases contributed 1% to sales but were offset by divestiture activity. Operating profits increased 29%, after excluding non-recurring charges from 1993 results, due to increased sales volume, process improvements and cost reduction efforts.

   Net sales in Europe increased 16% in 1995, with 5% from volume growth, 2% from pricing, 1% from recent acquisitions and 8% from currency translation. On the strength of this increased volume, operating profit margins increased to 10.4% from 8.9% in the prior year.

   Net sales in Europe in 1994 increased 13% over 1993, with 7% contributed by volume growth, 4% from acquisitions and 2% from the translation of foreign currencies. Operating profits increased 16%.

   Net sales in Other Areas in 1995 decreased 5% from the prior year primarily from volume declines. All markets, with the exception of the Pacific Rim, experienced weakness with the most notable declines occurring in Mexico and Canada. Operating profits declined by 23% reflecting this weakness as well as increased costs related to investments to expand the company's presence in some of these markets.

   Net sales in Other Areas in 1994 increased 12% over 1993, reflecting internal growth of 8%, acquisitions adding 3% and a net 1% added from the effect of price increases offset by the negative effects of currency. Despite the strong sales performance, operating profits declined $2.2 million, or 8%, for the year. Profitability increased in Canada and Australia due to sales growth; however, these gains were offset by declines in the Pacific Rim as 1994 included the full year results of a late 1993 acquisition in Japan along with the cost of other investments made to expand our presence in Asia.


FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL

Cash flow from operations in 1995 was $178 million compared with $129 million in 1994 and continued to provide the primary source of funds to finance operating needs and capital expenditures. The increase in operating cash flows was due to improved core operating profitability, the absence of abnormally high cash outlays for legal settlements as well as improvements in working capital utilization.

   While capital expenditures of $67 million in 1995 were comparable to 1994 and 1993 levels, higher levels of investment in technology and software were reflected in the increase in Investing - Other cash outflows. Expenditures in 1996 are anticipated to be $20 to $30 million higher than 1995 primarily due to increased expenditures for consolidating distribution and order management as well as additional strategic manufacturing investments to establish a more competitive cost structure.

   Consistent with its policy to mitigate any dilutive impact of its employee benefit programs, the company purchased $13 million of its common stock on the open market. Dividends paid in 1995 of $75 million reflected five dividend payments compared with four payments in 1994 and 1993 due solely to the timing of scheduled dividend payments.

   The company's total borrowing level remained relatively consistent from 1994 to 1995. During the year the company refinanced approximately $80 million of maturing Guilder notes with long-term borrowing arrangements that included a variable rate note with final maturity in 2005 and commercial paper classified as non-current. Substantially all of the new borrowings are effectively denominated in Guilders and Swiss Francs as a result of swap agreements. The company's total debt to capital ratio was 39.6% in 1995 compared with 39.2% in 1994. Excluding the company's guarantee of its ESOP debt, the debt to capital ratio was 34.1% in 1995 and 33.1% in 1994.

   The company manages its debt portfolio with the objectives of minimizing interest expense and optimizing the leverage of foreign investments. In order to achieve those objectives, the company utilizes selected derivative financial instruments, primarily interest rate and interest rate/currency swaps. Infor-

22     Stanley

                                             The Stanley Works and Subsidiaries


mation regarding the company's use of derivative financial instruments is provided in the footnotes to the financial statements. The company's overall financing strategy does not expose it to significant market or credit risk.

   The company has access to financial resources and borrowing capabilities around the world. As of December 30, 1995, the company had approximately $375 million of unused lines of credit. In recognition of increased business levels over the past two years the company increased its commercial paper facility and back-up credit facility by $100 million in 1995. The company also has $100 million of unissued debt securities registered with the Securities and Exchange Commission. The company believes that its strong financial position, operating cash flows and borrowing capacity will provide the financial flexibility necessary to continue its record of annual dividend payments and to invest in the capital needs of its businesses. Strategic acquisitions made in connection with the company's revenue objectives may require external financing.


RESTRUCTURING ACTIVITIES

The company's restructuring activities in 1995 resulted in a total charge of $86 million of which $21 million related to the write-down of impaired assets; $44 million related to the write-down of assets from businesses or product lines to be exited; $4 million related to cash payments, primarily employee termination benefits; and $17 million related to reserves established for closing facilities. The reserve balance, which is primarily severance related, is anticipated to be adequate to cover the actions taken in 1995 and associated cash outlays are expected to be substantially completed in 1996. The company anticipates that these activities will reduce revenues by $30 million and will also generate annualized savings of $30 million. Additional restructuring charges are anticipated in 1996 and possibly beyond as the company continues the evaluation of its businesses. While the company is unable to estimate the amount of these charges currently, it is anticipated that they may approximate the amounts recorded in 1995.


OTHER MATTERS

In the normal course of business the company becomes involved in various lawsuits and claims. The company has estimated the potential cost of these activities and has established appropriate reserves.

   The company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to environmental matters.

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

   In 1995 the company adopted the provisions of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-lived Assets". The new standard, which is required to be adopted in 1996, requires companies to evaluate whether long-lived assets have suffered a loss in value when indicators of impairment are present. It also provides a standard methodology to value the amount of impairment. This methodology formed the basis for determining the write-downs necessary to reflect the impairment in the company's assets which resulted from new operational plans developed as part of its restructuring activities.

                                                                 Stanley     23

                                             The Stanley Works and Subsidiaries


CONSOLIDATED STATEMENTS OF EARNINGS

Fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                             1995         1994         1993
==========================================================================================================
NET SALES                                                               $2,624.3     $2,510.9     $2,273.1

COSTS AND EXPENSES

Cost of sales                                                            1,789.7      1,684.0      1,553.0
Selling, general and administrative                                        591.7        560.4        512.3
Interest-net                                                                30.3         29.0         25.2
Other-net                                                                   14.3         35.7         34.6
Restructuring and asset write-offs                                          85.5
----------------------------------------------------------------------------------------------------------
                                                                         2,511.5      2,309.1      2,125.1
----------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                  112.8        201.8        148.0
----------------------------------------------------------------------------------------------------------
INCOME TAXES                                                                53.7         76.5         55.4
----------------------------------------------------------------------------------------------------------

EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                      59.1        125.3         92.6

Cumulative effect of accounting change
  for postemployment benefits                                                                         (8.5)
----------------------------------------------------------------------------------------------------------
NET EARNINGS                                                            $   59.1     $  125.3        $84.1
==========================================================================================================
EARNINGS PER SHARE OF COMMON STOCK:
Before cumulative effect of accounting change                           $   1.33        $2.80        $2.06
Cumulative effect of accounting change                                                                (.19)
----------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE OF COMMON STOCK                                  $   1.33        $2.80        $1.87
==========================================================================================================

See notes to consolidated financial statements.

24     Stanley

                                             The Stanley Works and Subsidiaries
CONSOLIDATED BALANCE SHEETS




December 30, 1995 and December 31, 1994

(Millions of Dollars)                                           1995        1994
================================================================================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                   $   75.4    $   69.3
Accounts and notes receivable                                  438.7       410.3
Inventories                                                    349.1       369.2
Other current assets                                            51.9        39.7
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           915.1       888.5
PROPERTY, PLANT AND EQUIPMENT                                  532.1       559.8
GOODWILL AND OTHER INTANGIBLES                                 131.8       164.6
OTHER ASSETS                                                    91.0        88.2
--------------------------------------------------------------------------------
TOTAL ASSETS                                                $1,670.0    $1,701.1
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                       $   77.2    $   82.8
Current maturities of long-term debt                            14.1        10.9
Accounts payable                                               112.7       125.3
Accrued expenses                                               183.7       202.5
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      387.7       421.5
LONG-TERM DEBT                                                 391.1       387.1
DEFERRED INCOME TAXES                                           16.4        14.4
OTHER LIABILITIES                                              140.2       133.9
SHAREHOLDERS' EQUITY
Preferred Stock, without par value:
  Authorized and unissued 10,000,000 shares
Common Stock, par value $2.50 per share:
  Authorized 110,000,000 shares;
  issued 46,171,705 shares in 1995 and 1994                    115.4       115.4
Capital in excess of par value                                  68.4        70.1
Retained earnings                                              937.6       937.8
Foreign currency translation adjustment                        (70.6)      (56.3)
ESOP debt                                                     (244.3)     (253.7)
--------------------------------------------------------------------------------
                                                               806.5       813.3
Less:  cost of common stock in treasury
  (1,792,290 shares in 1995 and 1,722,330 shares in 1994)       71.9        69.1
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     734.6       744.2
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $1,670.0    $1,701.1
================================================================================

See notes to consolidated financial statements.

                                                                  Stanley     25

                                              The Stanley Works and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS



Fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994

(MILLIONS OF DOLLARS)                                      1995         1994          1993
============================================================================================
OPERATING ACTIVITIES:
Net earnings                                            $   59.1      $  125.3      $   84.1
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization                             81.2          81.8          80.7
  Restructuring and asset write-offs                        85.5
  Gain on sale of non-operating asset                                                  (29.0)
  Provision for postemployment benefits                                                 13.6
  Other non-cash items                                      32.3          18.3           9.4
  Changes in operating assets and liabilities:
    Accounts and notes receivable                          (23.3)        (46.2)        (19.7)
    Inventories                                             (4.5)        (69.8)        (15.5)
    Accounts payable and accrued expenses                  (27.8)         34.9          16.0
    Income taxes                                           (24.1)        (11.9)          1.0
    Other                                                    (.3)         (3.9)          5.9
--------------------------------------------------------------------------------------------
Net cash provided by operating activities                  178.1         128.5         146.5
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                       (66.5)        (66.4)        (69.7)
Proceeds from sales of assets                                4.3          11.0           6.6
Proceeds from sale of non-operating asset                                               38.9
Business acquisitions                                       (3.3)         (5.1)        (13.3)
Other                                                      (19.8)         (9.7)        (13.2)
--------------------------------------------------------------------------------------------
Net cash used by investing activities                      (85.3)        (70.2)        (50.7)
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                                 (83.5)         (2.9)       (133.8)
Proceeds from long-term borrowings                          86.0                        78.5
Net short-term financing                                    (5.1)         40.9          22.3
Proceeds from issuance of common stock                       5.7           4.2           4.6
Purchase of common stock for treasury                      (13.2)        (16.3)        (42.3)
Cash dividends on common stock                             (75.2)        (61.5)        (60.5)
--------------------------------------------------------------------------------------------
Net cash used by financing activities                      (85.3)        (35.6)       (131.2)
--------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     (1.4)          2.9          (2.0)
--------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             6.1          25.6         (37.4)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                69.3          43.7          81.1
--------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $   75.4      $   69.3      $   43.7
============================================================================================

See notes to consolidated financial statements.


26    Stanley

                                              The Stanley Works and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994

(MILLIONS OF DOLLARS)
===================================================================================================================================
                                         Common   Capital in Excess    Retained    Translation              Treasury  Shareholders'
                                          Stock      of Par Value      Earnings    Adjustments ESOP debt      Stock       Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1993                  $ 115.4        $ 75.8         $ 843.7      $ (41.5)   $ (268.8)    $ (28.3)     $ 696.3
Net earnings                                                              84.1                                              84.1
Currency translation adjustment                                                       (15.2)                               (15.2)
Cash dividends declared-$1.34 per share                                  (60.1)                                            (60.1)
Issuance of common stock                                  (2.7)                                                15.7         13.0
Purchase of common stock                                                                                      (47.9)       (47.9)
ESOP debt                                                                                           7.3                      7.3
ESOP tax benefit                                                           3.4                                               3.4
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                    115.4          73.1           871.1        (56.7)     (261.5)      (60.5)       680.9
Net earnings                                                             125.3                                             125.3
Currency translation adjustment                                                          .4                                   .4
Cash dividends declared-$1.38 per share                                  (61.9)                                            (61.9)
Issuance of common stock                                  (3.0)                                                13.3         10.3
Purchase of common stock                                                                                      (21.9)       (21.9)
ESOP debt                                                                                           7.8                      7.8
ESOP tax benefit                                                           3.3                                               3.3
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                  115.4          70.1           937.8        (56.3)     (253.7)      (69.1)       744.2
Net earnings                                                              59.1                                              59.1
Currency translation adjustment                                                       (14.3)                               (14.3)
Cash dividends declared-$1.42 per share                                  (62.6)                                            (62.6)
Issuance of common stock                                  (1.7)                                                13.9         12.2
Purchase of common stock                                                                                      (16.7)       (16.7)
ESOP debt                                                                                           9.4                      9.4
ESOP tax benefit                                                           3.3                                               3.3
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 30, 1995                $ 115.4         $ 68.4        $ 937.6      $ (70.6)   $ (244.3)    $ (71.9)     $ 734.6
===================================================================================================================================

See notes to consolidated financial statements.


                                                                  Stanley     27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(A)     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

For most foreign operations, asset and liability accounts are translated at the year-end exchange rate; income and expenses are translated at the average exchange rate for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Translation adjustments for operations in highly inflationary countries and gains and losses on transactions are included in earnings. These transactional gains and losses, together with the translation adjustments related to foreign operations in highly inflationary economies, amounted to net losses for 1995, 1994 and 1993 of $.7 million. $5.5 million and $6.0 million, respectively.

CASH EQUIVALENTS

Highly liquid investments with original maturities of three months or less are considered cash equivalents.

INVENTORIES

U.S. inventories are valued at the lower of last-in, first-out cost or market. Other inventories are valued generally at the lower of first-in, first-out cost or market.

LONG-LIVED ASSETS

Property, plant and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using a combination of accelerated and straight-line methods over the estimated useful lives of the assets.

        Goodwill is amortized on a straight-line basis over periods not exceeding forty years. The company periodically evaluates the existence of goodwill impairment on the basis of whether amounts recorded are recoverable from projected undiscounted cash flows of related businesses. Impairment losses are valued by comparing the carrying value of the goodwill to its fair value, generally determined by the discounted cash flow method.

        In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The company adopted and applied the provisions of this new standard in 1995 to value the impairment of assets affected by restructuring, plant closings and exit plans and of assets impaired by changes in operating plans initiated in the latter half of the year. The resulting impairment losses were charged to operations in 1995 and were included in Restructuring and asset write-offs on the income statement.

FINANCIAL INSTRUMENTS

To manage interest rate exposure, the company enters into interest rate swap agreements. The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or purchased currency options. The company enters into forward exchange contracts to hedge firm commitments and enters into purchased foreign currency options to hedge anticipated transactions. Purchased currency option premiums are recognized as cost of sales over the life of the contract. Gains and losses resulting from these foreign currency instruments are deferred and recognized in cost of sales in the same period as the hedged transactions. Forward contracts related to anticipated intercompany transactions are marked to market in Other-net expense. The company does not use financial instruments for trading or speculative purposes.

INCOME TAXES

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset and liability balances.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares of common stock outstanding during each year (44,360,000 shares, 44,775,000 shares and 44,935,000 shares in 1995, 1994 and 1993, respectively). The issuance of additional shares under employee stock plans would not result in a material dilution of earnings per share.

STOCK BASED COMPENSATION

The company grants stock options for a fixed number of shares to directors and certain employees with an exercise price equal to the fair value of shares at the date of grant. The company accounts for stock option grants in accordance with APB No. 25 "Accounting for Stock Issued to Employees", and accordingly recognizes no related compensation expense.



28    Stanley

(B)     ACCOUNTS AND NOTES RECEIVABLE

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. No individual customer balance is material. Adequate provisions have been established to cover anticipated credit losses. At December 30, 1995 and December 31, 1994, allowances for doubtful receivables of $18.2 million and $20.9 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of December 30, 1995.

        The company sells, with recourse, certain domestic accounts receivable under a revolving sales agreement. The proceeds from these sales were $72 million in 1995, $59 million in 1994 and $39 million in 1993. At December 30, 1995 and December 31, 1994, the balance of these receivables subject to recourse was approximately $81 million and $69 million, respectively. Provisions have been made to cover anticipated losses.


(C)     INVENTORIES

(MILLIONS OF DOLLARS)                                                  1995             1994
============================================================================================
Finished products                                                    $224.1           $238.6
Work in process                                                        63.1             68.4
Raw materials                                                          59.4             59.4
Supplies                                                                2.5              2.8
--------------------------------------------------------------------------------------------
                                                                     $349.1           $369.2
============================================================================================

Inventories in the amount of $188.6 million at December 30, 1995 and $203.6 million at December 31, 1994 were valued at the lower of last-in, first-out (LIFO) cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $127.6 million and $120.2 million higher than reported at December 30, 1995 and December 31, 1994, respectively.

(D)     PROPERTY, PLANT AND EQUIPMENT

(MILLIONS OF DOLLARS)                                                  1995             1994
============================================================================================
Land                                                               $   35.7         $   34.2
Buildings                                                             241.5            245.2
Machinery and equipment                                               863.5            849.2
--------------------------------------------------------------------------------------------
                                                                    1,140.7          1,128.6
Less: accumulated depreciation                                        608.6            568.8
--------------------------------------------------------------------------------------------
                                                                   $  532.1         $  559.8
============================================================================================

The provisions for depreciation for 1995, 1994 and 1993 were $62.4 million, $63.3 million and $63.1 million, respectively.


(E)     GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $74.3 million and $86.8 million, were as follows:

(MILLIONS OF DOLLARS)                                                  1995             1994
============================================================================================
Goodwill                                                             $104.4           $128.7
Other                                                                  27.4             35.9
--------------------------------------------------------------------------------------------
                                                                     $131.8           $164.6
============================================================================================

(F)     ACCRUED EXPENSES

(MILLIONS OF DOLLARS)                                                  1995             1994
============================================================================================
Salaries and wages                                                   $ 38.8           $ 40.2
Insurance                                                              28.6             30.3
Taxes, other than income taxes                                         19.9             19.2
Dividends payable                                                       2.4             15.0
Other                                                                  94.0             97.8
--------------------------------------------------------------------------------------------
                                                                     $183.7           $202.5
============================================================================================

                                                                  Stanley     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(G)     LONG-TERM DEBT AND FINANCING ARRANGEMENTS


(MILLIONS OF DOLLARS)                                         1995                     1994
============================================================================================
Notes payable in 2002                                 7.4%           $100.0           $100.0
Commercial Paper                                      5.8%            107.0             62.3
Dutch Guilder notes payable in 1996                   5.9%                              75.0
Notes payable in 1998                                 9.0%             34.8             34.8
Notes payable due semiannually to 2005                5.9%             41.3
Industrial Revenue Bonds due in
  varying amounts to 2011                          5.5 - 6.8%          25.1             29.9
ESOP loan guarantees,
  payable in varying
  monthly installments
  through 2001                                        7.7%             66.8             75.5
Other                                                                  30.2             20.5
--------------------------------------------------------------------------------------------
                                                                      405.2            398.0
Less: current maturities                                               14.1             10.9
--------------------------------------------------------------------------------------------
                                                                     $391.1           $387.1
============================================================================================

        During the year the company refinanced approximately $80 million of maturing Dutch Guilder notes with long-term borrowing arrangements that included a variable rate note with final maturity in 2005 and commercial paper classified as non-current.

        Commercial paper outstanding at December 30, 1995 of $107.0 million is classified as non-current pursuant to the company's intention and ability to continue to finance this obligation on a long-term basis.

        The company has on file with the Securities and Exchange Commission a shelf registration statement covering the issuance of up to $200 million of debt securities; as of December 30, 1995, $100 million remained unused. The company has unused short and long-term credit arrangements with several banks to borrow up to $300 million at the lower of prime or money market rates. Of this amount, $150 million is long-term. Commitment fees range from .07% to .1%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $84.5 million of which $75.7 million was available at December 30, 1995. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $300 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at December 30, 1995 and December 31, 1994 were 6.3% and 6.4%, respectively.

        The company has guaranteed the long-term notes payable to banks of its employee stock ownership plan (ESOP). The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareholders' equity.

        To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps maturing in 1998-1999 that convert $89.3 million of commercial paper debt into Swiss Franc debt (5.8% weighted average rate). The company also has a currency swap that converts $41.3 million of variable rate United States dollar debt to variable rate Dutch Guilder debt (4.2% weighted average rate). See Note H for more information regarding the company's interest rate swap agreements.

        Aggregate annual maturities of long-term debt for the years 1997 to 2000 are $15.1 million, $50.6 million, $16.9 million and $124.8 million, respectively. Interest paid during 1995, 1994 and 1993 amounted to $33.9 million, $45.1 million and $34.0 million, respectively.

        Commercial paper, utilized to support working capital requirements, classified as current was $67.9 million and $61.7 million, as of December 30, 1995 and December 31, 1994, respectively.

(H)  FINANCIAL INSTRUMENTS

        The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed rate debt proportions (30% to 40%), and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swaps, currency swaps and interest rate cap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR with no leverage features.

(MILLIONS OF DOLLARS)                                 1995              1994
=============================================================================
Interest rate swaps
  Receive fixed-pay variable rates                  $ 62.2             $157.6
    pay rate                                           3.9%               5.6%
    receive rate                                       5.5%               6.5%
    maturity dates                                    1996            1996-02
  Receive variable-pay fixed rates                  $130.0             $174.1
    pay rate                                           7.8%               7.8%
    receive rate                                       5.1%               6.0%
    maturity dates                                 1996-99            1996-98
  Currency swaps                                    $301.6             $125.4
    pay rate                                           6.3%               7.9%
    receive rate                                       7.0%               8.3%
    maturity dates                               1996-2005          1996-1998
=============================================================================

        The company uses purchased currency options and forward contracts to hedge a portion of the currency risk in cross border trade flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge firm commitments. The objective

30    Stanley
of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 30, 1995 and December 31, 1994, the company had forward contracts hedging firm commitments totaling $70.7 million and $2.7 million, respectively. At December 30, 1995 and December 31, 1994, purchased currency options hedging anticipated transactions totaled $47.1 million and $32.6 million, respectively. Forward contracts relating to anticipated intercompany transactions amounted to $6.0 million at December 30, 1995. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, and major European currencies and generally mature within the next one year period.

        The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net coupon exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

        A summary of the carrying values and fair values of the company's financial instruments at December 30, 1995 and December 31, 1994 is as follows:

(MILLIONS OF DOLLARS)                                    1995                              1994
====================================================================================================
                                          Carrying            Fair         Carrying             Fair
                                             Value           Value            Value            Value
Long-term debt,
  including current portion                 $381.3          $395.0           $384.1           $377.9
Currency and
  interest rate swaps                         23.9            33.1             14.5             25.8
----------------------------------------------------------------------------------------------------
                                            $405.2          $428.1           $398.6           $403.7
====================================================================================================

        Generally, the carrying value of the debt related financial instruments is included in the balance sheet in long-term debt. The fair values of long-term debt are estimated using discounted cash flow analysis, based on the company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.


(I)     CAPITAL STOCK


COMMON STOCK SHARE ACTIVITY

The activity in common shares for each year, net of treasury stock, was as follows:

                                              1995            1994             1993
===================================================================================
Outstanding, beginning
  of year                               44,449,375      44,695,631       45,438,854
Issued for employee
  stock plans                              349,298         323,739          387,196
Purchased                                 (419,256)       (569,995)      (1,130,419)
-----------------------------------------------------------------------------------
Outstanding, end of year                44,379,415      44,449,375       44,695,631
===================================================================================

COMMON STOCK RESERVED

At December 30, 1995 and December 31, 1994, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

                                              1995            1994
==================================================================
Employee Stock Purchase Plan             2,859,676       2,938,052
Stock Option Plans                       5,506,171       5,741,078
Long-Term Stock Incentive Plan           1,454,659       1,478,526
------------------------------------------------------------------
                                         9,820,506      10,157,656
==================================================================

LONG-TERM STOCK INCENTIVE PLAN

The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The final cycle of this plan is payable in 1998. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable 55% in cash and 45% in shares of common stock or 100% in shares of common stock. The amounts of $.4 million, $.3 million and $.5 million were charged to expense in 1995, 1994 and 1993, respectively. Shares totaling 23,867, 8,267 and 10,092 were issued in 1995, 1994 and 1993, respectively. The Compensation and Organization Committee determined in late 1994 not to make any further awards under this plan. Accordingly, there will be no further payments under this plan subsequent to the 1992-1996, 1993-1997 and 1994-1998 award cycles.

PREFERRED STOCK PURCHASE RIGHTS

Under the existing Rights Plan, each outstanding share of common stock has two-thirds of a share purchase right, which, under certain conditions, may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $125.00, subject to adjustment to prevent dilution. The rights, which do not have voting rights, expire on March 10, 1996. On January 31, 1996, the Board of Directors extended the benefits offered by the existing rights by the execution of the Rights Agreement, dated as of January 31, 1996, between the company and the Rights Agent named therein and by declaring a dividend of one share purchase right for each outstanding share of common stock. Each new share purchase right, under certain conditions, may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding


                                                                  Stanley     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At December 30, 1995, there were 44,379,415 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the new rights (an increase from 175,000 shares previously reserved for issuance in connection with the prior rights).

STOCK OPTIONS

The company has a stock option plan for officers and key employees that provides for nonqualified and incentive stock option grants. The company also has a stock option plan that provides for an automatic, biennial option grant to each outside director of the company. Options are generally for a ten year term and are granted at the market price of the common stock on the date of grant. Outstanding incentive stock options are subject to a two year transfer restriction on half the shares issued upon exercise. Non-qualified stock options are not subject to transfer restrictions. In the event of a change of control in the company, all outstanding stock options held by employees become immediately exercisable, all transfer restrictions lapse and optionees have the right to sell options to the company at market-related values.

        Information relative to the stock option plans is summarized as follows:

                                      1995           1994             1993
=============================================================================
At end of year:
  Options outstanding              2,410,597       2,130,801        1,827,936
  Options exercisable              1,861,297       1,597,054        1,716,936
  Shares available
  for grants                       3,095,574       3,610,277          488,869

During the year:
  Options granted                    549,300         533,747          111,000
  Options exercised                  234,907         175,727          225,424
  Options canceled                    34,597          55,155           63,945

Average price per share:
  Options outstanding                 $36.68          $33.67           $31.27
  Options granted                      46.00           40.37            40.25
  Options exercised                    31.77           30.13            30.47
=============================================================================


(J)     EMPLOYEE BENEFIT PLANS


EMPLOYEE STOCK PURCHASE PLAN

The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($39.21 per share in 1995), or 85% of the fair market value of the shares on the last business day of each month. A maximum of 3,000,000 shares are authorized for subscription. During 1995, 1994 and 1993, shares totaling 78,376, 123,410 and 139,010, respectively, were issued under the Plan at average prices of $34.57, $34.30 and $33.07 per share, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Savings Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the Plan. The company contributes an amount equal to one-half of the first 7% of employee contributions. The amounts in 1995, 1994 and 1993 under this matching arrangement were $8.3 million, $8.3 million and $7.8 million, respectively.

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

        Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $2.6 million in 1995, $2.3 million in 1994 and $5.6 million in 1993.

        Dividends on ESOP shares, which are charged to shareholders' equity as declared, were $14.8 million, $14.5 million and $14.2 million in 1995, 1994 and 1993, respectively. Interest costs incurred by the Plan on external debt for 1995, 1994 and 1993 were $5.5 million, $6.1 million and $6.7 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of December 30, 1995, the number of ESOP shares allocated to participant accounts was 4,707,730 and the number of unallocated shares was 5,831,063.

PENSION PLANS

The retirement benefit for U.S. salaried and non-union hourly employees was changed effective January 1, 1995. Previously, benefits were provided by both a defined benefit plan and a defined contribution plan. The defined contribution plan provided for benefits as a varying percentage of

32    Stanley
payroll and the defined benefit plan provided a benefit based on salary and years of service. Upon retirement, plan participants received the greater of the two benefits. Effective January 1, 1995, the two plans were merged and restated as a defined benefit plan. The assets of both plans were combined in order to fund the plan's guaranteed benefit which is based on salary and years of service. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

        The company also sponsors defined benefit plans for its non-U.S. employees and U.S. collective bargaining employees. Benefits generally are based on salary and years of service for non-U.S. employees, while those for collective bargaining employees are based on a stated amount for each year of service.

        The company's funding policy is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments.

        Additionally, the company contributes to several union-sponsored multi-employer plans which provide defined benefits.

Total pension expense includes the following components:

(MILLIONS OF DOLLARS)                         1995            1994             1993
===================================================================================
Defined benefit plans:
  Service cost                               $16.7          $  9.6            $ 9.0
  Interest cost                               29.8            21.0             20.3
  Actual return on plan assets               (39.5)           10.6            (25.3)
  Net amortization and deferral                6.5           (35.1)             1.0
-----------------------------------------------------------------------------------
  Net pension expense                         13.5             6.1              5.0
Defined contribution plan                                      8.1              8.0
Multi-employer plans                            .8              .6               .5
-----------------------------------------------------------------------------------
  Total pension expense                     $ 14.3          $ 14.8           $ 13.5
===================================================================================

The funded status of the company's defined benefit plans, adjusted for the merger of the plans covering U.S. salaried and non-union hourly employees, at the end of each fiscal year was as follows:

(MILLIONS OF DOLLARS)                               1995                               1994
====================================================================================================
                                             Plans           Plans            Plans            Plans
                                             Where           Where            Where            Where
                                            Assets     Accumulated           Assets      Accumulated
                                            Exceed        Benefits           Exceed         Benefits
                                       Accumulated          Exceed      Accumulated           Exceed
                                          Benefits          Assets         Benefits           Assets
----------------------------------------------------------------------------------------------------
Actuarial present value
  of benefit obligations:
  Vested                                    $320.5          $ 11.5           $296.8           $ 10.4
  Non-vested                                   3.7             2.0              1.3              2.7
----------------------------------------------------------------------------------------------------
Accumulated
  benefit obligation                         324.2            13.5            298.1             13.1
Additional amounts
  related to projected
  pay increases                               68.2             4.1             38.7              5.9
----------------------------------------------------------------------------------------------------
Total projected benefit
  obligation (PBO)                           392.4            17.6            336.8             19.0
Plan assets at fair
  value                                      425.2             6.5            369.4              6.8
----------------------------------------------------------------------------------------------------
Assets in excess of
  (less than) PBO                             32.8           (11.1)            32.6            (12.2)
Unrecognized net
  (gain) or loss at
  transition                                  (8.1)             .2             (9.8)              .3
Unrecognized net
  (gain) or loss                             (12.5)             .9                               2.3
Unrecognized prior
  service cost                                10.8             2.9              5.3              3.1
Adjustment required to
  recognize minimum
  liability                                                   (2.8)                             (2.3)
----------------------------------------------------------------------------------------------------
Prepaid (accrued)
  pension expense
  (long-term)                               $ 23.0          $ (9.9)          $ 28.1           $ (8.8)
====================================================================================================

                                                                  Stanley     33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Assumptions used for significant defined benefit plans were as follows:

                                              1995            1994             1993
===================================================================================
Discount rate                                 7.0%            8.25%            7.5%
Average wage increase                         4.5%             5.0%            5.0%
Long-term rate of return
  on assets                                   9.0%             9.0%            9.0%
===================================================================================

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits.

        The status of the company's plans at the end of each fiscal year was as follows:

(MILLIONS OF DOLLARS)                                         1995             1994
===================================================================================
Accumulated postretirement benefit obligation:
  Retirees                                                   $20.3           $ 19.2
  Fully eligible active plan participants                      1.6              1.4
  Active plan participants                                     5.5              3.7
-----------------------------------------------------------------------------------
Accumulated obligation                                        27.4             24.3
Unrecognized net loss                                        (10.7)            (7.5)
-----------------------------------------------------------------------------------
Accrued postretirement benefit expense                       $16.7           $ 16.8
===================================================================================

Net periodic postretirement benefit expense was $2.9 million in 1995. $3.0 million in 1994 and $3.3 million in 1993.

        The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 9.0% for 1996 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $1.6 million at December 30, 1995 and net periodic postretirement benefit expense for fiscal year 1995 by $.1 million. Weighted average discount rates of 7.0% in 1995 and 8.25% in 1994 were used in determining the accumulated benefit obligations.

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

(K)  OTHER COSTS AND EXPENSES

Interest-net for 1995, 1994 and 1993 included interest income of $5.3 million, $4.6 million and $6.8 million, respectively.

        Other-net in 1993 includes a gain of $29.0 million ($.39 per share) from the sale of the company's investment in Max Co., Ltd. and a charge of $15.0 million ($.21 per share) related to the settlement of lawsuits involving the company's Mac Tools business. Also included in Other-net were additional charges for a fine levied by U.S. District Court in Missouri for $5.0 million ($.07 per share) and contingency reserves of $23.3 million ($.32 per share) related to product liability litigation, restructuring activities and environmental remediation.

        Advertising costs are expensed as incurred and amounted to $54.3 million in 1995, $53.4 million in 1994 and $46.5 million in 1993.

(L)  RESTRUCTURING AND ASSET WRITE-OFFS

In order to create a more competitive cost base and to fuel long-term growth, the company initiated a multi-year restructuring program in 1995. The program encompasses all Stanley businesses and focuses on the profitability potential of each product category. Businesses or product lines that do not meet the company's criteria for revenue growth and profitability will be divested. Restructuring activities will be directed at creating a more competitive cost structure for the company's business units. Restructuring activities are also being focused on enhancing the company's relationships with its customers in order to create a strategic competitive advantage. This initiative involves the consolidation of distribution and order management for North American key customers.

        Restructuring charges of $64.8 million included the write-down of assets, severance and other costs totaling $53.4 million for exiting three product categories, closing six manufacturing plants, three distribution centers and two support facilities. These actions are expected to ultimately result in a workforce reduction of 550 employees. Restructuring charges also included $5.3 million for severance related to a workforce reduction of 350 employees and $6.1 million for a comprehensive SKU reduction program. Of the total severance recorded of $9.2 million, approximately
$6.0 million is reflected as a liability at the end of 1995 and is expected to be paid in 1996.

        A charge of $20.7 million was also recognized for losses on assets that were identified as being impaired in conjunction with the company's restructuring initiatives and strategy changes.

        The plant closings and exit activities initiated in 1995 are expected to be completed in 1996 while the consolidation of distribution and order management is targeted for completion in 1997. Additional restructuring alternatives are currently being evaluated and future restructuring charges

34    Stanley
will likely result as the various initiatives under consideration are developed and specific operating plans are designed, approved and implemented. Due to the complexity of these initiatives and the early stage of planning, the company is currently unable to estimate the future charges; however, it is likely that those charges will be material and may approximate the amount of charges already incurred in 1995.

(M)     OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Industry Segment and Geographic Area information included on page 17 of this report is an integral part of the financial statements.

(N)     INCOME TAXES

Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(MILLIONS OF DOLLARS)                         1995            1994             1993
===================================================================================
Deferred Tax Liabilities:
  Depreciation                               $75.4           $74.1            $73.1
  Other                                       12.9             6.0             12.9
-----------------------------------------------------------------------------------
    Total Deferred Tax Liabilities            88.3            80.1             86.0
-----------------------------------------------------------------------------------
Deferred Tax Assets:
  Employee benefit plans                      19.8            20.6             20.4
  Restructuring charges                       19.2
  Amortization of intangibles                 15.1            14.5
  Accruals                                    18.0            24.4             25.6
  Other                                       12.4            13.2             11.9
-----------------------------------------------------------------------------------
    Total Deferred Tax Assets                 84.5            72.7             57.9
-----------------------------------------------------------------------------------
Net Deferred Tax Liabilities                 $ 3.8           $ 7.4            $28.1
===================================================================================

Income tax expense consisted of the following:

(MILLIONS OF DOLLARS)                         1995            1994             1993
===================================================================================
  Current:
    Federal                                  $26.0           $59.3            $40.2
    Foreign                                   21.1            18.8             13.6
    State                                      7.5            12.2              7.2
-----------------------------------------------------------------------------------
    Total Current                             54.6            90.3             61.0
-----------------------------------------------------------------------------------
  Deferred:
    Federal                                    1.2            (8.4)            (4.8)
    Foreign                                     .3            (1.0)              .6
    State                                     (2.4)           (4.4)            (1.4)
-----------------------------------------------------------------------------------
    Total Deferred                             (.9)          (13.8)            (5.6)
-----------------------------------------------------------------------------------
    Total                                    $53.7           $76.5            $55.4
===================================================================================

Income taxes paid during 1995, 1994 and 1993 were $74.1 million, $79.8 million and $63.4 million, respectively.

The reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                              1995            1994             1993
===================================================================================
Statutory federal income
  tax rate                                  35.00%          35.00%            35.00%
State income taxes,
  net of federal benefits                    2.64            2.50              2.70
Difference between foreign
  and federal income tax rates               1.25            (.30)
Nondeductible
  restructuring charges                      9.60
Other-Net                                    (.89)            .70              (.30)
-----------------------------------------------------------------------------------
Effective Tax Rate                          47.60%          37.90%            37.40%
===================================================================================

The components of earnings before income taxes consisted of the following:

(MILLIONS OF DOLLARS)                         1995            1994             1993
===================================================================================
United States                               $ 78.5          $159.4           $110.5
Foreign                                       34.3            42.4             37.5
-----------------------------------------------------------------------------------
Total pre-tax earnings                      $112.8          $201.8           $148.0
===================================================================================

Undistributed foreign earnings of approximately $183 million at December 30, 1995 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

(O)     LEASES

The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

        Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of December 30, 1995 were $37.6 in 1996, $28.3 in 1997, $21.6 in 1998, $14.5 in 1999, $10.0 in 2000 and $14.4 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $28.4 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $40.3 million in 1995, $38.1 million in 1994 and $35.0 million in 1993.

                                                                  Stanley     35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




(P)  CONTINGENCIES

In the normal course of business, the company is involved in various law-suits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including nine Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

        The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information which becomes available. As of December 30, 1995, the company had reserves of $24 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

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


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                     QUARTER                                   YEAR
====================================================================================================================
1995                                         First          Second            Third           Fourth
--------------------------------------------------------------------------------------------------------------------
Net Sales                                   $643.3          $655.5           $655.7           $669.8        $2,624.3
Gross profit                                 205.7           211.9            207.7            209.3           834.6
Selling, general and administrative
  expenses                                   147.3           148.6            148.0            147.8           591.7
Restructuring and asset write-offs               -               -             41.5             44.0            85.5
Net Earnings (Loss)                           28.7            31.5             (1.7)              .6            59.1
Net Earnings (Loss) Per Share                 $.65            $.71            $(.04)            $.01           $1.33
--------------------------------------------------------------------------------------------------------------------
1994
--------------------------------------------------------------------------------------------------------------------
Net Sales                                   $585.7          $628.8           $632.6           $663.8        $2,510.9
Gross profit                                 191.3           210.2            206.9            218.5           826.9
Selling, general and administrative
  expenses                                   133.8           139.4            139.5            147.7           560.4
Net Earnings                                  25.6            33.7             32.2             33.8           125.3
Net Earnings Per Share                        $.57            $.75             $.72             $.76           $2.80
====================================================================================================================

Note: The third quarter of 1995 includes charges for restructuring of $41.5 million, or $.71 per share, and other related non-recurring charges of $2.6 million, or $.04 per share. The fourth quarter of 1995 includes charges for restructuring and asset write-offs of $44.0 million, or $.73 per share, and other related non-recurring charges of $6.9 million, or $.09 per share.



                                   The design of the Powerlock(R) tape
                                   rule case, Contractor Grade(TM), and
                                   Sharpshooter(TM) are trademarks of
                                   The Stanley Works.


36    Stanley

AN IMPORTANT CHANGE FOR SHAREHOLDERS IN 1996...MORE TIMELY RELEASE OF QUARTERLY INFORMATION

Beginning with First Quarter results for 1996, The Stanley Works will make quarterly news releases available on-line on the Internet - on the day that results are released to the news media, Stanley releases will be found at the following address on the World Wide Web:

http://www.prnewswire.com Click on "Company News On-Call"

Stanley shareholders will also be able to call toll-free 1-800-499-9202 to request a copy of the most recent quarterly news release.

These enhancements to our quarterly communications are designed to replace traditional printed quarterly reports and provide shareholders with information faster and more efficiently. For your records, results are scheduled for release in 1996 on the following dates:

First Quarter - April 17, 1996
Second Quarter - July 17, 1996
Third Quarter - October 16, 1996

INVESTOR INFORMATION

The Stanley Works has provided excellent, long-term value for shareholders. Without ever jeopardizing our strong balance sheet and without sacrificing our ability to invest in new technologies and new growth opportunities for our company, we have maintained an impressive and truly unique dividend record over the long haul:

- Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange - 119 CONSECUTIVE YEARS.

- Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange - 403 CONSECUTIVE QUARTERS.

- We have increased dividends in each of the past 29 YEARS, and in that same period, an investment in Stanley stock grew at a compound annual rate of 13.0%.

Common Stock (Dollars per Share)

                                Price                         Dividends
                  ------------------------------------      -------------
                       1995                 1994            1995     1994
                  ---------------     ----------------      ----     ----
                   High     Low        High      Low
First Quarter     41 5/8   35 5/8     44 7/8    38 5/8      $.35     $.34
Second Quarter    41 7/8   36 5/8     42 5/8    36 1/4       .35      .34
Third Quarter     46 5/8   37 1/4     43 7/8    38 1/2       .36      .35
Fourth Quarter    53 3/8   43         41 3/4    34 7/8       .36      .35

                                                           $1.42    $1.38

ANNUAL MEETING
The annual shareholders' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 17, 1996, in New Britain, Connecticut at the Stanley Center, 1255 Corbin Avenue.

STOCK LISTING
The Stanley Works is listed on the New York and Pacific Stock Exchanges with the symbol SWK.

INCREASED DIVIDENDS EVERY YEAR SINCE 1968

[Graph showing dividends paid by the Company each year from 1968 to 1995]

TRANSFER AGENT AND REGISTRAR
All shareholder inquiries, including transfer-related matters, should be directed to:

Boston EquiServe, Servicing Agent for
State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
1-800-426-5523

FOR MORE INFORMATION
If you would like a copy of Form 10-K filed with the Securities and Exchange Commission, or additional information about Stanley, please write:

Richard Huck, Vice President, Finance
and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053