Form 10-K, Exhibit 13
period 1996-12-28
STANLEY WORKS
filed 1997-03-19
CIK 93556

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING
-----------------------------------------------------------

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

    The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by a staff of internal auditors. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by the dissemination of policies and procedures throughout the company.

    Management is also responsible for fostering a strong, ethical climate so that the company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the company's Business Conduct Guidelines which are publicized throughout the organization. The company has a long-established reputation of integrity in business conduct and maintains a systematic program to assess compliance with these policies.

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



/s/ John M. Trani                           /s/ Richard Huck

John M. Trani                               Richard Huck
Chairman and                                Vice President, Finance and
Chief Executive Officer                     Chief Financial Officer



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------

The Shareholders
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

Hartford, Connecticut
January 23, 1997                            /s/ Ernst & Young LLP

BUSINESS SEGMENT INFORMATION
----------------------------

INDUSTRY SEGMENTS
-----------------

The company operates worldwide in three reportable segments: Tools, Hardware and Specialty Hardware. Additional detail is provided for the Consumer, Industrial and Engineered tool categories within the Tools segment.

GEOGRAPHIC AREAS
----------------

The company has manufacturing and warehouse facilities and sales offices in the United States, Europe and Other Areas. The company's operations in Europe are principally located in the European Economic Community. Other Areas principally include Canada, Australia, the Far East and Latin America.

GENERAL INFORMATION
-------------------

Intercompany sales between geographic areas and between business segments were not significant. Segment information includes insignificant allocations of expenses and assets shared by the segments.

    Operating profit represents net sales less operating expenses. In computing operating profit, the following have been excluded: net corporate expenses, interest expense and income taxes.

    Identifiable assets are those assets used in the company's operations in each segment or area.

INDUSTRY SEGMENTS
-----------------

(MILLIONS OF DOLLARS)          1996          1995          1994
--------------------------------------------------------------------
NET SALES
Tools
 Consumer                  $   734.3     $   738.9     $   716.0
 Industrial                    555.5         552.3         524.4
 Engineered                    686.4         678.3         643.5
--------------------------------------------------------------------
Total Tools                  1,976.2       1,969.5       1,883.9
Hardware                       340.4         324.2         311.1
Specialty Hardware             354.2         330.6         315.9
--------------------------------------------------------------------
 Consolidated              $ 2,670.8     $ 2,624.3     $ 2,510.9
--------------------------------------------------------------------
OPERATING PROFIT
Tools                      $   196.6     $   154.9     $   217.0
Hardware                        42.4          13.4          33.3
Specialty Hardware              12.2          17.8          24.0
--------------------------------------------------------------------
 Total                         251.2         186.1         274.3
Net corporate expenses         (48.9)        (37.6)        (38.8)
Interest expense               (28.1)        (35.7)        (33.7)
--------------------------------------------------------------------
 Earnings before
  income taxes             $   174.2     $   112.8     $   201.8
--------------------------------------------------------------------
IDENTIFIABLE ASSETS
Tools                      $ 1,268.2     $ 1,287.5     $ 1,324.6
Hardware                       178.3         174.9         186.4
Specialty Hardware             105.2          99.5          92.5
--------------------------------------------------------------------
                             1,551.7       1,561.9       1,603.5
General corporate assets       107.9         108.1          97.6
--------------------------------------------------------------------
 Total                     $ 1,659.6     $ 1,670.0     $ 1,701.1
--------------------------------------------------------------------
CAPITAL EXPENDITURES
Tools                      $    81.0     $    65.4     $    61.5
Hardware                        11.8           9.9           7.7
Specialty Hardware               8.3           7.2           6.0
DEPRECIATION AND
 AMORTIZATION
Tools                           58.7          63.6          65.6
Hardware                         9.6          10.9          10.9
Specialty Hardware               4.1           4.1           3.8
--------------------------------------------------------------------


GEOGRAPHIC AREAS
----------------

(MILLIONS OF DOLLARS)          1996          1995          1994
--------------------------------------------------------------------
NET SALES
United States              $ 1,911.5     $ 1,884.9     $ 1,808.6
Europe                         421.8         413.4         357.6
Other Areas                    337.5         326.0         344.7
--------------------------------------------------------------------
 Consolidated              $ 2,670.8     $ 2,624.3     $ 2,510.9
--------------------------------------------------------------------
OPERATING PROFIT
United States              $   212.5     $   146.9     $   215.4
Europe                          24.8          26.8          31.9
Other Areas                     13.9          12.4          27.0
--------------------------------------------------------------------
 Total                     $   251.2     $   186.1     $   274.3
--------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States              $   996.0     $ 1,028.5     $ 1,050.4
Europe                         321.6         314.1         319.4
Other Areas                    277.2         255.9         274.4
Eliminations                   (43.1)        (36.6)        (40.7)
--------------------------------------------------------------------
 Total                     $ 1,551.7     $ 1,561.9     $ 1,603.5
--------------------------------------------------------------------

Note: In 1996, restructuring charges, asset write-offs and related transition costs of $68.7 million, $4.4 million, and $2.6 million were included in the Tools, Hardware, and Specialty Hardware segments, respectively, and $5.0 million was included in net corporate expenses. Restructuring charges, asset write-offs and related transition costs of $43.4 million, $19.6 million and $12.7 million were included in the United States, Europe and Other Areas, respectively.

In 1995, restructuring charges, asset write-offs and related transition costs of $70.0 million, $14.3 million, and $2.4 million were included in the Tools, Hardware, and Specialty Hardware segments, respectively, and $8.3 million was included in net corporate expenses. Restructuring charges, asset write-offs and related transition costs of $62.0 million, $16.4 million and $8.3 million were included in the United States, Europe and Other Areas, respectively.

The Operating Results: Comparative Analysis on page 23 of this report provides further analysis of the restructuring charges, asset write-offs and related transition costs.

SUMMARY OF SELECTED FINANCIAL INFORMATION
-----------------------------------------

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)         1996(A)          1995(B)         1994           1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS(C)
Net sales                                              $  2,671        $  2,624        $  2,511       $  2,273        $  2,196
Earnings                                                     97              59             125             93              98
Earnings per share(D)                                  $   1.09        $    .67        $   1.40       $   1.03        $   1.07

Percent of Net Sales:
   Cost of sales                                           67.2%           68.2%           67.1%          68.3%           66.8%
   Selling, general and administrative                     22.8%           22.5%           22.3%          22.5%           24.0%
   Interest-net                                              .8%            1.2%            1.2%           1.1%            1.2%
   Other-net                                                 .8%             .5%            1.4%           1.6%             .8%
   Restructuring and asset write-offs                       1.8%            3.3%              -              -               -

   Earnings before income taxes                             6.5%            4.3%            8.0%           6.5%            7.2%
   Earnings                                                 3.6%            2.3%            5.0%           4.1%            4.5%
-----------------------------------------------------------------------------------------------------------------------------------
OTHER KEY INFORMATION
Total assets                                           $  1,660        $  1,670        $  1,701       $  1,577        $  1,608
Long-term debt                                              343             391             387            377             438
Shareholders' equity                                   $    780        $    735        $    744       $    681        $    696

Ratios:
   Current ratio                                            2.4             2.4             2.1            2.1             2.4
   Total debt to total capital                             31.7%           39.6%           39.2%          38.7%           40.1%
   Income tax rate                                         44.4%           47.6%           37.9%          37.4%           37.9%

   Return on average equity(C, D)                          12.8%            8.0%           17.6%          13.5%           14.1%

Common Stock Data:
   Dividends per share                                 $    .73        $    .71        $    .69       $    .67        $    .64
   Equity per share at year-end                        $   8.79        $   8.28        $   8.37       $   7.62        $   7.66
   Market price -high                                        32 13/16        26 11/16        22 7/16        23 15/16        24 1/16
                -low                                         23 5/8          17 13/16        17 7/16        18 15/16        16 1/4
   Average shares outstanding (in thousands)             88,824          88,719          89,550         89,871          91,405

Other Information:
   Earnings from continuing operations                 $     97        $     59        $    125       $     93        $     98
   Earnings from discontinued operations                      -               -               -              -               -
   Cumulative effect of accounting change                     -               -               -             (9)              -
-----------------------------------------------------------------------------------------------------------------------------------
   Net earnings                                        $     97        $     59        $    125       $     84        $     98

   Net earnings per share(D)                           $   1.09        $    .67        $   1.40       $    .94        $   1.07

   Average number of employees                           18,903          19,784          19,445         18,988          18,650
   Shareholders of record at end of year                 17,823          16,919          17,599         20,018          20,661
-----------------------------------------------------------------------------------------------------------------------------------

(A) Includes charges for restructuring and asset write-offs of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its new chief executive officer.

(B) Includes charges for restructuring and asset write-offs of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.

(C) Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993; postretirement benefits of $12.5 million, or $.14 per share, in 1991; and income taxes of $13.1 million, or $.15 per share, in 1988.

(D) Earnings per share and return on average equity excluding restructuring charges, asset write-offs, related transition costs and the 1996 chief executive officer recruitment charge would have been $1.83 per share and 18.9% in 1996 and $1.45 per share and 16.6% in 1995.

     On April 17, 1996, the Board of Directors declared a two-for-one common stock split. All shares outstanding and per share amounts have been restated to reflect the stock split.




    1991           1990           1989          1988           1987           1986
-----------------------------------------------------------------------------------------
  $  1,942       $  1,956       $  1,951      $  1,888       $  1,744       $  1,355
        97            106            117           102             96             78
  $   1.12       $   1.26       $   1.35      $   1.18       $   1.11       $    .92


      66.0%          65.3%          64.8%         65.6%          64.7%          64.9%
      23.8%          23.7%          23.0%         23.0%          23.4%          23.9%
       1.3%           1.3%           1.3%          1.7%           1.7%           1.4%
        .8%            .9%           1.0%           .6%            .7%            .1%
         -              -              -             -              -              -

       8.1%           8.8%           9.9%          9.1%           9.5%           9.7%
       5.0%           5.4%           6.0%          5.4%           5.5%           5.8%
-----------------------------------------------------------------------------------------

  $  1,548       $  1,494       $  1,491      $  1,405       $  1,388       $  1,208
       397            398            416           339            354            363
  $    689       $    679       $    659      $    684       $    626       $    555


       2.4            2.6            2.6           2.6            2.4            2.9
      37.6%          38.7%          39.6%         35.0%          40.9%          43.4%
      38.0%          38.4%          39.6%         40.8%          41.7%          40.7%

      14.1%          15.8%          17.3%         15.5%          14.7%          14.9%


  $    .61       $    .57       $    .51      $    .46       $    .41       $    .36
  $   7.61       $   8.25       $   7.66      $   7.99       $   7.30       $   6.52
        22             19 7/8         19 5/8        15 5/8         18 5/16        15 7/16
        13             13 5/16        13 3/4        12 3/16        10 5/8         10 1/4
    86,532         84,384         86,756        86,217         86,714         84,558


  $     97       $    106       $    117      $    102       $     96       $     78
         -              -              -             -            (10)             1
       (12)             -              -           (13)             -              -
-----------------------------------------------------------------------------------------
  $     85       $    106       $    117      $     89       $     86       $     79

  $    .98       $   1.26       $   1.35      $   1.03       $   1.00       $    .93

    17,420         17,784         18,464        18,988         19,142         16,128
    21,297         22,045         22,376        23,031         23,051         21,752
-----------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

RESULTS OF OPERATIONS

OVERVIEW
--------

In 1996 the company reported sales of $2.7 billion and achieved a significant increase in earnings. Net earnings of $97 million, or $1.09 per share, were 64% higher than prior year net earnings of $59 million, or $.67 per share. The major focus during the year was the achievement of the cost reduction objectives of the company's restructuring program. Five underperforming businesses were divested. Several plants and operations within plants were closed or moved in connection with a worldwide manufacturing rationalization plan. Certain distribution and sales activities were realigned. All of these actions resulted in a net restructuring charge of $48 million, or $.43 per share, in 1996 compared with $86 million, or $.72 per share, in 1995. Certain costs and expenses associated with these restructuring initiatives were also included in gross profit and operating expenses. These transition costs totaled $33 million in 1996 and $9 million in 1995 and include duplicative facility costs, the expenses associated with moving production to new facilities, and strategic consulting.

    In order to compare the company's profitability year to year it is helpful to exclude unusual or infrequently occurring charges which would otherwise obscure the underlying operating performance. Excluding restructuring charges along with the related transitional costs and a non-cash charge incurred in 1996 for the recruitment of the company's new CEO, normalized "core" earnings would have been $1.83 per share compared with $1.45 per share in 1995.

    The company's 1996 results reflect profitability improvements attributable to restructuring initiatives that began last year. All of these initiatives contributed to improved margins and reduced operating expenses with the single most significant cost savings generated by the cross-divisional procurement teams.


CONSOLIDATED
------------

Net sales for 1996 were $2.7 billion, an increase of 2% over sales of $2.6 billion in 1995. As reflected in the chart below, ongoing businesses experienced unit volume growth of 3% with particular strength in the Fastening Systems and Door businesses. Business and product line divestitures, net of the effects of acquisitions, decreased sales in 1996 by $38 million. Unit volume gains were realized in all geographic areas. Net sales in 1995 reflected a 4% increase over 1994, primarily attributable to unit volume gains of 3%.

    Gross profit margins were 32.8% in 1996 compared with 31.8% in 1995 and 32.9% in 1994. The improvement in margins from the prior year primarily reflects cost savings generated by procurement initiatives. Margins were also improved due to manufacturing efficiencies on higher production volume and the absence of integration costs associated with the closure of a Mechanics Tools facility in 1995, which contributed to the margin decline between 1994 and 1995. Measured on a core basis, gross profit margins were 33.4% in 1996 compared with 32.0% in 1995 and 32.9% in 1994.

    Operating expenses were 22.8% of sales in 1996 compared with 22.5% in 1995 and 22.3% in 1994. The increase in 1996 and 1995 as a percent of sales results primarily from the transition costs associated with the restructuring initiatives. On a core basis, the ratios would have been 22.1% in 1996, 22.4% in 1995 and 22.3% in 1994. While there is some strategic consulting included in these transition costs for both years, the 1996 costs


NET SALES ANALYSIS

-----------------------------------------------------------------------------------------------------------------------
                                  1996 NET SALES CHANGES                        1995 NET SALES CHANGES
                                      UNIT    AQUIS/                                UNIT    AQUIS/
                      1996   PRICE   VOLUME   DIVEST   CURRENCY     1995   PRICE   VOLUME   DIVEST   CURRENCY     1994
-----------------------------------------------------------------------------------------------------------------------
INDUSTRY SEGMENTS
 Tools
  Consumer         $  734.3      -      1%      (1)%      (1)%   $  738.9    3%      2%      (2)%       -      $  716.0
  Industrial          555.5     3%    (1)%      (1)%       -        552.3    2%      3%       -         -         524.4
  Engineered          686.4      -      5%      (4)%       -        678.3    1%      4%       -         -         643.5
-----------------------------------------------------------------------------------------------------------------------

   Total Tools      1,976.2     1%      2%      (2)%      (1)%    1,969.5    2%      3%      (1)%       -       1,883.9
 Hardware             340.4     1%      4%       -         -        324.2    2%      1%       -         1%        311.1
 Specialty Hardware   354.2   (2)%      8%       1%        -        330.6    -       4%       1%        -         315.9
-----------------------------------------------------------------------------------------------------------------------
   Consolidated    $2,670.8      -      3%      (1)%       -     $2,624.3    1%      3%      (1)%       1%     $2,510.9
-----------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC AREAS
 United States     $1,911.5      -      3%      (2)%       -     $1,884.9    1%      4%      (1)%       -      $1,808.6
 Europe               421.8     1%      2%       1%       (2)%      413.4    2%      5%       1%        8%        357.6
 Other Areas          337.5     1%      3%       -         -        326.0    4%     (3)%     (1)%      (5)%       344.7
-----------------------------------------------------------------------------------------------------------------------
   Consolidated    $2,670.8      -      3%      (1)%       -     $2,624.3    1%      3%      (1)%       1%     $2,510.9
-----------------------------------------------------------------------------------------------------------------------

primarily relate to the duplicative facility costs of consolidating North American distribution and order management for the consumer market.

    Interest-net expense of $23 million in 1996 was substantially lower than the $30 million reported in 1995 and $29 million in 1994. The company reduced its borrowing costs by using cash from operations to repay debt.

    Other-net expense in 1996 was $22 million compared with $14 million in 1995. Included in 1996 was a non-cash charge for $7.6 million associated with the recruitment of the company's new CEO. This charge primarily reflects the market value of stock awarded under the terms of a three-year employment contract. In 1994, other-net expense was $36 million and included higher environmental charges as well as asset write-downs and other exit costs associated with divestitures and plant closings, primarily the Mechanics Tools facility closure.

    The effective tax rate was 44.4% in 1996 compared with 47.6% in 1995 and 37.9% in 1994. The rate was influenced by non-deductible restructuring charges in both 1996 and 1995 and by the non-deductibility of the 1996 charge for the recruitment of the company's new CEO. Excluding those items, the effective tax rate would have been 38% in 1996 and 1995.


BUSINESS SEGMENT RESULTS
------------------------

The consolidated 1996 segment operating profit margin, exclusive of restructuring charges and restructuring-related transition costs, improved to 12.2% of sales from 10.4% in the prior year. The following table provides clarification of reported results for 1996 and 1995, reconciling them with normalized "core" results. Core results exclude restructuring charges, restructuring-related transition costs and the non-cash charge associated with the recruitment of the company's new CEO. The Tools, Hardware and Specialty Hardware segment and the geographic area comments that follow are based on these normalized "core" results.

    Overall, net sales in the Tools segment in 1996 remained flat following a 4% increase in 1995. Unit volume growth was 2% with particular strength experienced in the markets for fastening tools and fasteners. These gains were offset by the lost sales from divested businesses and product lines. Competitive pricing continues to influence most of the consumer channels. Core operating profit margins improved to 13.4% in 1996 from 11.4% in 1995 and 11.5% in 1994. Cost savings were realized from restructuring initiatives, primarily cross-divisional procurement, along with manufacturing efficiencies in some businesses that experienced higher production volume. Margins in 1995 were depressed due to the integration costs associated with the closure and relocation of a Mechanics Tools facility.

    Net sales in the Hardware segment increased 5% in 1996, primarily from volume increases, following a 4% increase in the prior year. Strong markets for consumer hardware, especially in the U.S., contributed to the unit volume gains. Core operating margins increased to 13.7% in 1996 from 8.5% in 1995 and 10.7% in 1994. This improvement results from increased volume, production levels that favorably absorbed factory overhead costs and positive effects of cross-divisional purchasing and other restructuring initiatives. Margins in 1995 were depressed due to operating inefficiencies in the Home Decor facility located in France. These operating issues were successfully addressed in 1996.

    Net sales in the Specialty Hardware segment increased 7% in 1996 following a 5% increase in the prior year. The primary contributor to the volume growth was gains realized in the U.S. markets for entry doors and


OPERATING RESULTS: COMPARATIVE ANALYSIS

-----------------------------------------------------------------------------------------------------------------------------------
                                                           1996                                               1995
                                      Restructuring     Related            Core                             Related            Core
                                            & Other  Transition          Profit           Restructuring  Transition          Profit
                             Reported      Charges*       Costs    Core  Margin  Reported       Charges       Costs    Core  Margin
-----------------------------------------------------------------------------------------------------------------------------------
Industry Segments
 Tools                         $196.6         $44.6       $24.1  $265.3   13.4%    $154.9         $64.2        $5.8  $224.9   11.4%
 Hardware                        42.4             -         4.4    46.8   13.7%      13.4          13.6         0.7    27.7    8.5%
 Specialty Hardware              12.2           0.3         2.3    14.8    4.2%      17.8           2.0         0.4    20.2    6.1%
-----------------------------------------------------------------------------------------------------------------------------------
   Total                        251.2          44.9        30.8   326.9   12.2%     186.1          79.8         6.9   272.8   10.4%
 Net corporate expenses         (48.9)         10.5         2.1   (36.3)            (37.6)          5.7         2.6   (29.3)
 Interest expense               (28.1)            -           -   (28.1)            (35.7)            -           -   (35.7)
-----------------------------------------------------------------------------------------------------------------------------------
 Earnings before income taxes  $174.2         $55.4       $32.9  $262.5            $112.8         $85.5        $9.5  $207.8
-----------------------------------------------------------------------------------------------------------------------------------
Geographic Areas
 United States                 $212.5         $17.2       $26.2  $255.9   13.4%    $146.9         $55.2        $6.8  $208.9   11.1%
 Europe                          24.8          17.1         2.5    44.4   10.5%      26.8          16.3         0.1    43.2   10.4%
 Other Areas                     13.9          10.6         2.1    26.6    7.9%      12.4           8.3           -    20.7    6.3%
-----------------------------------------------------------------------------------------------------------------------------------
   Consolidated                $251.2         $44.9       $30.8  $326.9   12.2%    $186.1         $79.8        $6.9  $272.8   10.4%
-----------------------------------------------------------------------------------------------------------------------------------

*  Includes CEO recruitment charge.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

garage door openers. Competitive pricing continues to affect this segment, but is especially severe in the U.S. commercial market for automated door products. Operating profit margins have deteriorated in this segment and reflect the company's strategic decision to defend its market share in an extremely competitive pricing environment, incurring additional costs to do so. These factors offset the profits realized from entry door products and improvements from restructuring initiatives.


GEOGRAPHIC AREA RESULTS
-----------------------

Net sales in the U.S. increased 1% from the prior year despite the lost sales of divested businesses and product lines. Unit volume from continuing operations increased 3% with the majority of the growth generated from the Fastening Systems, Door Systems and Hardware divisions. Core operating profit margins were significantly improved to 13.4% in 1996 from 11.1% in 1995 and 11.9% in 1994. Margins in 1995 were negatively affected by the integration costs associated with moving a manufacturing facility. The improvement in 1996 also reflects the contributions from restructuring initiatives.

    Net sales in Europe increased 2% in 1996, following a 16% increase in 1995. Unit volume gains in the U.K. were offset by weak French and other European markets as well as the negative effects of currency translation. Core operating profit margins of 10.5% were relatively consistent with 1995 margins of 10.4% and improved over margins of 8.9% in 1994, primarily due to higher volumes.

    Net sales in Other Areas increased 4% in 1996 following a 5% decrease in 1995. During 1996 the Canadian markets for the company's products improved, as did markets in the Pacific Rim. Australia and Latin America showed unit volume declines for the year. Core operating profit margins improved to 7.9% in 1996 from 6.3% in 1995 and 7.8% in 1994. Margins were depressed in 1995, the result of volume declines along with increased costs related to investments to expand the company's presence in some of these markets.


FINANCIAL CONDITION

LIQUIDITY; SOURCES AND USES OF CAPITAL
--------------------------------------

The company's success in achieving its planned growth depends upon its ability to generate cash from operations and raise funds in either debt or equity markets. The company's 1996 results reflect strengthening in both those areas, as evidenced by a 46% increase in operating cash flow and a significantly lower debt to total capital ratio.

    Cash flow from operations in 1996 was $260 million, a significant increase over prior year levels. Improved profitability along with more aggressive asset and liability management were the primary contributors.

    Capital expenditures, including the capitalization of internally-developed software, were $104 million in 1996. This investment reflects increased expenditures for consolidating distribution and order management as well as additional strategic manufacturing investments to establish a more competitive cost structure. Expenditures in 1997 are expected to be closer to depreciation and amortization levels.

    The company realized cash proceeds of $36 million from the sale of five businesses.

    In order to offset any dilutive impact of its employee benefit programs, the company purchased $29 million of common stock for treasury. This amount reflects the cost for the shares purchased net of the proceeds from shares of stock issued during the year. Activity in 1996 reflects an increased level of stock option exercises by employees. The company paid dividends of $68 million in 1996 and increased the dividend payout rate by 3%. The total dollar amount of dividends paid in 1996 was lower than in 1995 because there were five dividend payments in 1995 compared with four in 1996.

    As excess cash was used to reduce outstanding debt, the company's total borrowing level decreased by $120 million. The company's total debt to capital ratio was 31.7% compared with 39.6% in 1995. Excluding the company's guarantee of its ESOP debt, the debt to capital ratio was 26.7% in 1996 compared with 34.1% in 1995.

    The company manages its debt portfolio with the objectives of minimizing interest expense and optimizing the leverage of foreign investments. In order to achieve these objectives, the company utilizes selected derivative financial instruments, primarily interest rate and interest rate/currency swaps. Information regarding the company's use of derivative financial instruments is provided in the footnotes to the financial statements. The company's overall financing strategy does not expose it to significant market or credit risk.

    The company has access to financial resources and borrowing capabilities around the world. As of December 28, 1996, the company had approximately $374 million of unused lines of credit and $100 million of unissued debt securities registered with the Securities and Exchange Commission. The company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine capital needs of its businesses, to make strategic acquisitions and to undertake other initiatives associated with the company's plans for growth.


RESTRUCTURING ACTIVITIES
------------------------

The company's multi-year restructuring plan resulted in a net charge of $48 million, or $.43 per share, in 1996. This charge reflects severance, asset write-downs and other exit costs associated with a manufacturing rationalization plan that encompasses both U.S. and international operations. In addition, the company sold five under-performing businesses in 1996 and included a $3 million charge for the net gains and losses associated with those sales in the total restructuring charge.

    On February 18, 1997, the company completed its sale of its garage related products business which will result in a pretax gain to be recog-nized in the first quarter of 1997 of approximately $10 million. The sale will not have a significant effect on reported sales or earnings from core operations in the future.

    Restructuring charges in 1995 included $21 million related to the write-down of impaired assets; $44 million related to the write-down of assets from businesses or product lines to be exited; $4 million in cash payments, primarily employee termination benefits; and $17 million related to reserves established for closing facilities.

    The company had approximately $27 million of reserves, primarily severance related, at year-end 1996. Associated cash outlays are expected to be substantially complete in 1997.

    The company is aggressively pursuing its goal of lowering its cost structure in the production and delivery of its products. While the initial target of $400 million in cost and asset reductions will be reached in 1997, several task forces have been appointed to examine areas for additional change. The task forces have the objectives of reducing the number of manufacturing locations, realigning the organization structure, reducing working capital, increasing new product development and identifying opportunities for product and market extensions. Plans currently in place and being developed will result in additional restructuring charges and restructuring-related transition costs in 1997 and possibly beyond. While the company is unable to estimate the amount of these charges, it is anticipated that they will be significant.


OTHER MATTERS

At the end of 1996 the company recruited a new chief executive officer. A $7.6 million charge was recorded in 1996 to recognize the value of share units and other immediately vested benefits provided under the terms of his employment agreement. The employment agreement also granted options, subject to shareholder approval, to purchase 1,000,000 shares of the company's common stock at an exercise price of $27.562 per share. If approved by the shareholders, this option grant will result in a non-cash accounting charge, representing the difference between the exercise price and the fair market value as of April 23, 1997, the date of the Shareholder Annual Meeting. This charge will likely be material to the company's operating results in 1997.


LEGAL AND ENVIRONMENTAL
-----------------------

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

    The company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the company believes that any sum it may pay in connection with environmental matters in excess of the amounts recorded will not have a materially adverse effect on its financial position, results of operations or liquidity.


ACCOUNTING CHANGE
-----------------

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets", which modifies the criteria for recognizing transfers of financial assets and establishes the accounting for servicing of those transferred assets. The company will adopt the provisions of this new standard effective the first quarter of 1997. The company has estimated that the adoption of this pronouncement will not have a material impact on results of operations or financial position.


CAUTIONARY STATEMENTS
---------------------

Certain risks and uncertainties are inherent in the company's abilities to complete the competitive positioning of its cost structure through its restructuring initiatives and to achieve sustained, profitable growth.

    The company's ability to implement successfully all of its restructuring initiatives, including the relocation and consolidation of multiple manufacturing operations and the success of the Perfect Customer Service Program, is dependent on such factors as the ability of its employees, with the help of outside consultants, to develop and execute comprehensive plans to provide for smooth transitions, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand during the transition and unforeseen events. In addition, the company's ability to sustain the profitability improvements that have been attributable to the restructuring initiatives is dependent on the extent of pricing pressure within the company's markets, the continued consolidation of customers in consumer channels, increasing global competition, changes in trade, monetary and fiscal policies and laws, inflation and currency exchange fluctuations, as well as recessionary or expansive trends in the economies in which the company operates.

    The company's ability to generate sustained, profitable growth is dependent on its ability to competitively position its cost structure, to gain acceptance of the company's products within new or developing markets and to continue the development of successful new products. The achievement of externally-generated growth will depend upon the ability to successfully identify, negotiate, consummate and integrate into operations acquisitions, joint ventures and/or strategic alliances.

                                              The Stanley Works and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------

Fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)       1996           1995           1994
------------------------------------------------------------------------------------------
NET SALES                                          $ 2,670.8      $ 2,624.3      $ 2,510.9
COSTS AND EXPENSES
Cost of sales                                        1,795.5        1,789.7        1,684.0
Selling, general and administrative                    608.5          591.7          560.4
Interest-net                                            22.5           30.3           29.0
Other-net                                               22.3           14.3           35.7
Restructuring and asset write-offs                      47.8           85.5              -
------------------------------------------------------------------------------------------
                                                     2,496.6        2,511.5        2,309.1
------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                           174.2          112.8          201.8
------------------------------------------------------------------------------------------
INCOME TAXES                                            77.3           53.7           76.5
------------------------------------------------------------------------------------------
NET EARNINGS                                       $    96.9      $    59.1      $   125.3
------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE OF COMMON STOCK             $    1.09      $     .67      $    1.40
------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                             The Stanley Works and Subsidiaries
CONSOLIDATED BALANCE SHEETS
---------------------------

December 28, 1996 and December 30, 1995

(MILLIONS OF DOLLARS)                                                1996           1995
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         $    84.0      $    75.4
Accounts and notes receivable                                         446.3          438.7
Inventories                                                           338.1          349.1
Other current assets                                                   42.5           51.9
-------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  910.9          915.1
PROPERTY, PLANT AND EQUIPMENT                                         570.4          556.5
GOODWILL AND OTHER INTANGIBLES                                         98.9          131.8
OTHER ASSETS                                                           79.4           66.6
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $ 1,659.6      $ 1,670.0
-------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                             $     4.9      $    77.2
Current maturities of long-term debt                                   15.1           14.1
Accounts payable                                                      130.8          112.7
Accrued expenses                                                      230.8          183.7
-------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             381.6          387.7
LONG-TERM DEBT                                                        342.6          391.1
OTHER LIABILITIES                                                     155.3          156.6
SHAREHOLDERS' EQUITY
Preferred Stock, without par value:
  Authorized and unissued 10,000,000 shares
Common Stock, par value $2.50 per share:
  Authorized 200,000,000 shares;
  issued 92,343,410 shares in 1996 and 1995                           230.9          115.4
Capital in excess of par value                                          -             68.4
Retained earnings                                                     919.0          937.6
Foreign currency translation adjustment                               (45.5)         (70.6)
ESOP debt                                                            (234.8)        (244.3)
-------------------------------------------------------------------------------------------
                                                                      869.6          806.5
Less: cost of common stock in treasury
  (3,623,618 shares in 1996 and 3,584,580 shares in 1995)              89.5           71.9
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                            780.1          734.6
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 1,659.6      $ 1,670.0
-------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                              The Stanley Works and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

Fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994

(MILLIONS OF DOLLARS)                                  1996           1995           1994
-------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings                                         $  96.9        $  59.1       $  125.3
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization                         74.7           81.2           81.8
  Restructuring and asset write-offs                    47.8           85.5              -
  Other non-cash items                                  38.5           32.3           18.3
  Changes in operating assets and liabilities:
    Accounts and notes receivable                      (28.9)         (23.3)         (46.2)
    Inventories                                        (10.5)          (4.5)         (69.8)
    Accounts payable and accrued expenses                9.5          (27.8)          34.9
    Income taxes                                        24.3          (24.1)         (11.9)
    Other                                                7.6            (.3)          (3.9)
-------------------------------------------------------------------------------------------
Net cash provided by operating activities              259.9          178.1          128.5
-------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                   (78.7)         (66.5)         (66.4)
Capitalized software                                   (25.0)         (20.2)          (5.7)
Proceeds from sales of businesses                       36.4              -            4.8
Other                                                    5.5            1.4           (2.9)
-------------------------------------------------------------------------------------------
Net cash used by investing activities                  (61.8)         (85.3)         (70.2)
-------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                             (26.0)         (83.5)          (2.9)
Proceeds from long-term borrowings                       2.0           86.0              -
Net short-term financing                               (72.3)          (5.1)          40.9
Proceeds from issuance of common stock                  36.5            5.7            4.2
Purchase of common stock for treasury                  (65.7)         (13.2)         (16.3)
Cash dividends on common stock                         (67.6)         (75.2)         (61.5)
-------------------------------------------------------------------------------------------
Net cash used by financing activities                 (193.1)         (85.3)         (35.6)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                  3.6           (1.4)           2.9
-------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                    8.6            6.1           25.6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            75.4           69.3           43.7
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR               $  84.0        $  75.4       $   69.3
-------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                              The Stanley Works and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------

Fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994

(MILLIONS OF DOLLARS)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Foreign
                                                                                    Currency
                                              Common  Capital In Excess  Retained  Translation             Treasury  Shareholders'
                                               Stock    of Par Value     Earnings   Adjustment  ESOP debt    Stock      Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                      $ 115.4      $ 73.1         $ 871.1    $ (56.7)    $ (261.5)  $ (60.5)    $ 680.9
Net earnings                                                               125.3                                         125.3
Currency translation adjustment                                                          .4                                 .4
Cash dividends declared--$.69 per share                                    (61.9)                                        (61.9)
Issuance of common stock                                    (3.0)                                             13.3        10.3
Purchase of common stock                                                                                     (21.9)      (21.9)
ESOP debt                                                                                            7.8                   7.8
ESOP tax benefit                                                             3.3                                           3.3
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                      115.4        70.1           937.8      (56.3)      (253.7)    (69.1)      744.2
Net earnings                                                                59.1                                          59.1
Currency translation adjustment                                                       (14.3)                             (14.3)
Cash dividends declared--$.71 per share                                    (62.6)                                        (62.6)
Issuance of common stock                                    (1.7)                                             13.9        12.2
Purchase of common stock                                                                                     (16.7)      (16.7)
ESOP debt                                                                                            9.4                   9.4
ESOP tax benefit                                                             3.3                                           3.3
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 30, 1995                      115.4        68.4           937.6      (70.6)      (244.3)    (71.9)      734.6
Two-for-one stock split                        115.5       (66.9)          (48.6)                                            -
Net earnings                                                                96.9                                          96.9
Currency translation adjustment                                                        25.1                               25.1
Cash dividends declared--$.73 per share                                    (65.2)                                        (65.2)
Issuance of common stock                                    (6.2)           (5.1)                             53.4        42.1
Purchase of common stock                                                                                     (71.0)      (71.0)
Tax benefit related to stock options                         4.7              .3                                           5.0
ESOP debt                                                                                            9.5                   9.5
ESOP tax benefit                                                             3.1                                           3.1
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28, 1996                    $ 230.9      $    -         $ 919.0    $ (45.5)    $ (234.8)  $ (89.5)    $ 780.1
----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

A  SIGNIFICANT ACCOUNTING POLICIES
   -------------------------------

BASIS OF PRESENTATION
---------------------

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


FOREIGN CURRENCY TRANSLATION
----------------------------

For most foreign operations, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareholders' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings. These transactional gains and losses, together with the translation adjustments related to foreign operations in highly inflationary economies, amounted to net losses for 1996, 1995, and 1994 of $1.9 million, $.7 million and $5.5 million, respectively.


CASH EQUIVALENTS
----------------

Highly liquid investments with original maturities of three months or less are considered cash equivalents.


INVENTORIES
-----------

U.S. inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued generally at the lower of first-in, first-out (FIFO) cost or market.


LONG-LIVED ASSETS
-----------------

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

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The company adopted and applied the provisions of this new standard in 1995 to value the impairment of assets affected by restructuring, plant closings and exit plans and of assets impaired by changes in operating plans initiated in the latter half of the year. Asset impairment losses were charged to operations in 1996 and 1995 and were included in Restructuring and asset write-offs on the income statement.


FINANCIAL INSTRUMENTS
---------------------

To manage interest rate exposure, the company enters into interest rate swap agreements. The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The company enters into forward exchange contracts to hedge firm commitments and intercompany loans and enters into purchased foreign currency options to hedge anticipated transactions. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Purchased currency option premiums are generally recognized as cost of sales over the life of the contract. Gains and losses resulting from purchased currency options are deferred and recognized in cost of sales in the same period as the hedged transactions. Changes in the fair value of certain options, representing a basket of foreign currencies purchased to hedge anticipated intercompany cross-currency cash flows, are included in Other-net expense. The company does not use financial instruments for trading or speculative purposes.


INCOME TAXES
------------

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with Financial Accounting Statement No. 109, "Accounting for Income Taxes", these deferred taxes are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE
------------------

Earnings per share are based on the weighted average number of shares of common stock outstanding during each year (88,824,000 shares, 88,719,000 shares and 89,550,000 shares in 1996, 1995 and 1994, respectively). The issuance of additional shares granted under employee stock compensation plans would not result in a material dilution of earnings per share.


STOCK-BASED COMPENSATION
------------------------

Effective in fiscal year 1996, the company adopted Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans in accordance with Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. The company has elected to continue to account for its employee stock compensation plans under APB No. 25. Pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting had been applied, are presented in Note I.


RECLASSIFICATIONS
-----------------

Certain prior years amounts have been reclassified to conform with the current year presentation.


B  ACCOUNTS AND NOTES RECEIVABLE
   -----------------------------

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At December 28, 1996 and December 30, 1995, allowances for doubtful receivables of $22.5 million and $18.2 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of December 28, 1996.

    The company sells, with recourse, certain domestic accounts receivable under a revolving sales agreement. The proceeds from these sales were $73 million in 1996, $72 million in 1995 and $59 million in 1994. At December 28, 1996 and December 30, 1995, the balance of these receivables subject to recourse was approximately $88 million and $81 million, respectively. Adequate provisions have been made to cover anticipated losses.


C  INVENTORIES
   -----------

(MILLIONS OF DOLLARS)          1996     1995
----------------------------------------------
Finished products            $ 223.2  $ 224.1
Work in process                 61.7     63.1
Raw materials                   50.9     59.4
Supplies                         2.3      2.5
----------------------------------------------
                             $ 338.1  $ 349.1
----------------------------------------------

Inventories in the amount of $185.2 million at December 28, 1996 and $188.6 million at December 30, 1995 were valued at the lower of LIFO cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $120.3 million and $127.6 million higher than reported at December 28, 1996 and December 30, 1995, respectively.


D  PROPERTY, PLANT AND EQUIPMENT
   -----------------------------

(MILLIONS OF DOLLARS)             1996      1995
--------------------------------------------------
Land                           $   39.2  $   35.7
Buildings                         245.1     241.5
Machinery and equipment           872.4     863.5
Computer software                  67.7      45.5
--------------------------------------------------
                                1,224.4   1,186.2
Less: accumulated depreciation
 and amortization                 654.0     629.7
--------------------------------------------------
                               $  570.4  $  556.5
--------------------------------------------------

The provisions for depreciation and amortization for 1996, 1995 and 1994 were $65.9 million, $68.3 million and $68.4 million, respectively.


E  GOODWILL AND OTHER INTANGIBLES
   ------------------------------

Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $69.9 million and $74.3 million, were as follows:

(MILLIONS OF DOLLARS)          1996     1995
----------------------------------------------
Goodwill                      $ 78.0   $104.4
Other                           20.9     27.4
----------------------------------------------
                              $ 98.9   $131.8
----------------------------------------------


F  ACCRUED EXPENSES
   ----------------

(MILLIONS OF DOLLARS)          1996     1995
----------------------------------------------
Payroll and related taxes    $  68.2   $ 58.7
Insurance                       28.7     28.6
Restructuring                   26.9     16.6
Income taxes                    21.4        -
Other                           85.6     79.8
----------------------------------------------
                              $230.8   $183.7
----------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

G  LONG-TERM DEBT AND FINANCING ARRANGEMENTS
   -----------------------------------------

(MILLIONS OF DOLLARS)                          1996          1995
-------------------------------------------------------------------
Notes payable in 2002                      7.4%    $100.0   $100.0
Commercial Paper                           5.5%      89.3    107.0
Notes payable in 1998                      9.0%      34.8     34.8
Notes payable due semiannually to 2005     6.1%      38.2     41.3
Industrial Revenue Bonds due in
 varying amounts to 2010                5.8 - 6.8%   21.9     25.1
ESOP loan guarantees,
 payable in varying
 monthly installments
 through 2001                              7.7%      57.5     66.8
Other                                                16.0     30.2
-------------------------------------------------------------------
                                                    357.7    405.2
Less: current maturities                             15.1     14.1
-------------------------------------------------------------------
                                                   $342.6   $391.1
-------------------------------------------------------------------

Commercial paper outstanding at December 28, 1996 of $89.3 million is classified as non-current pursuant to the company's intention and ability to continue to finance this obligation on a long-term basis.

    The company has on file with the Securities and Exchange Commission a shelf registration statement covering the issuance of up to $200 million of debt securities; as of December 28, 1996, $100 million remained unused. The company has unused short and long-term credit arrangements with several banks to borrow up to $300 million at the lower of prime or money market rates. Of this amount, $150 million is long-term. Commitment fees range from .05% to .07%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $77.8 million of which $74.3 million was available at December 28, 1996. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $300 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at December 28, 1996 and December 30, 1995 were 15.6% and 6.3%, respectively.

    The company has guaranteed the long-term notes payable to banks of its employee stock ownership plan (ESOP). The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareholders' equity.

    To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. In addition, the portfolio includes currency swaps maturing in 1999 that convert $89.3 million of commercial paper debt into Swiss Franc debt (5.4% weighted average rate). The company also has a currency swap that converts $38.2 million of variable rate United States dollar debt to variable rate Dutch Guilder debt (3.3% weighted average rate). See Note H for more information regarding the company's interest rate and currency swap agreements.

    Aggregate annual maturities of long-term debt for the years 1998 to 2001 are $50.7 million, $17.0 million, $18.0 million and $104.7 million, respectively. Interest paid during 1996, 1995 and 1994 amounted to $26.0 million, $33.9 million and $45.1 million, respectively.

    Commercial paper, utilized to support working capital requirements, classified as current was $1.1 million and $67.9 million, as of December 28, 1996 and December 30, 1995, respectively.


H  FINANCIAL INSTRUMENTS
   ---------------------

The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed rate debt proportions (30% to 40%), and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(MILLIONS OF DOLLARS)                1996       1995
------------------------------------------------------
Interest rate swaps
 Receive fixed-pay variable rates   $ 50.0     $ 62.2
   pay rate                           5.5%       3.9%
   receive rate                       6.2%       5.5%
   maturity dates                     2002       1996
 Receive variable-pay fixed rates   $ 23.1     $130.0
   pay rate                           4.4%       7.8%
   receive rate                       5.5%       5.1%
   maturity dates                     1999    1996-99
 Currency swaps                     $149.7     $301.6
   pay rate                           4.5%       6.3%
   receive rate                       5.8%       7.0%
   maturity dates                1999-2005  1996-2005
------------------------------------------------------

The company uses purchased currency options to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans and firm commitments. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 28, 1996 and December 30, 1995, the company had forward contracts hedging intercompany loans and firm commitments totaling $14.5 million and $70.7 million, respectively. In 1996, the company purchased a foreign currency basket option that hedges a portion of 1997 anticipated net foreign currency cash flow exposures. At December 28, 1996 and December 30, 1995, currency basket options and purchased currency options hedging anticipated transactions totaled $131.4 million and $47.1 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, and major European currencies and generally mature within the next one year period.

    The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

    A summary of the carrying values and fair values of the company's financial instruments at December 28, 1996 and December 30, 1995 is as follows:

(Millions of Dollars)               1996              1995
-----------------------------------------------------------------
                              Carrying   Fair   Carrying   Fair
                                 Value  Value      Value  Value
-----------------------------------------------------------------
Long-term debt,
 including current portion     $350.4  $355.4    $381.3  $395.0
Currency and
 interest rate swaps              7.3     8.3      23.9    33.1
-----------------------------------------------------------------
                               $357.7  $363.7    $405.2  $428.1
-----------------------------------------------------------------

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


I  CAPITAL STOCK
   -------------

STOCK SPLIT
-----------

On April 17, 1996, the shareholders approved an increase in the number of authorized common shares from 110,000,000 to 200,000,000. On that date, the Board of Directors declared a two-for-one common stock split to be effected by the distribution of one additional share for each share outstanding. Such distribution was made on June 3, 1996 to shareholders of record as of May 13, 1996. Accordingly, the stock split has been recognized by reclassifying $115.5 million, the par value of the additional shares resulting from the split, from capital in excess of par value and retained earnings to common stock. All shares outstanding and per share amounts have been restated to reflect the stock split.


COMMON STOCK SHARE ACTIVITY
---------------------------

The activity in common shares for each year, net of treasury stock, was as follows:

                               1996         1995         1994
------------------------------------------------------------------
Outstanding, beginning
 of year                    88,758,830   88,898,750   89,391,262
Issued for employee
 stock plans                 2,465,416      698,592      647,478
Purchased                   (2,504,454)    (838,512)  (1,139,990)
------------------------------------------------------------------
Outstanding, end of year    88,719,792   88,758,830   88,898,750
------------------------------------------------------------------


COMMON STOCK RESERVED
---------------------

At December 28, 1996 and December 30, 1995, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

                                     1996        1995
--------------------------------------------------------
Employee Stock Purchase Plan      5,400,288   5,843,248
Stock Option Plans                9,039,112  11,012,342
Long-Term Stock Incentive Plan    2,895,066   2,909,318
--------------------------------------------------------
                                 17,334,466  19,764,908
--------------------------------------------------------


PREFERRED STOCK PURCHASE RIGHTS
-------------------------------

Each outstanding share of common stock has one half of a share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2006, and may be redeemed by the company at a price of $.01 per right at any time prior to the 10th day following the public announcement that a person has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At December 28, 1996, there were 44,359,896 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.


STOCK OPTIONS AND AWARDS
------------------------

The company has a stock option plan for officers and key employees that provides for nonqualified and incentive stock option grants. The company also has a stock option plan that provides for option grants to outside directors of the company. Options are granted at the market price of the company's stock on the date of grant and have a maximum term of 10 years.

    In December 1996, the company recruited a new Chairman and Chief Executive Officer pursuant to a three year employment agreement. Awarded, in addition to a base salary, bonus and other annual benefits, were 200,000 common stock equivalent share units, and an option grant to purchase 1,000,000 shares at $27.562 (the market value on the date of issuance). Each share unit, which as of the date of grant had a market value of $27.75, represents the right to receive one share of common stock. The share units will be distributed in three equal annual installments beginning in 2000. The fair market value of the share units at their grant date was recognized in Other-net. The option, which is subject to shareholder approval, has a ten year term and is exercisable after June 1997. If approved by the shareholders, this option grant will result in a charge to operations that will be recorded as of the shareholder approval date (the effective grant date). The charge will represent the difference between the $27.562 per share exercise price and the fair market value as of April 23,1997, the shareholder Annual Meeting date.

Information regarding the company's stock option plans is summarized below:

                               1996                1995                1994
-----------------------------------------------------------------------------
                           WEIGHTED            Weighted            Weighted
                            AVERAGE             Average             Average
                           EXERCISE            Exercise            Exercise
                   OPTIONS    PRICE    Options    Price    Options    Price
-----------------------------------------------------------------------------
Outstanding
at beginning
of year           4,821,194   $18.34  4,261,602   $16.84  3,655,872   $15.64
Granted             973,450    27.95  1,098,600    23.00  1,067,494    20.19
Exercised        (1,973,230)   16.61   (469,814)   15.88   (351,454)   15.06
Forfeited           (36,676)   21.29    (69,194)   16.33   (110,310)   15.06
-----------------------------------------------------------------------------
Outstanding
at end of year    3,784,738   $21.68  4,821,194   $18.34  4,261,602   $16.84
-----------------------------------------------------------------------------
Options
exercisable
at end of year    2,811,288   $19.51  3,722,594   $16.96  3,194,108   $15.72
-----------------------------------------------------------------------------

Exercise prices for options outstanding as of December 28, 1996 ranged from $15.06 to $28.88. The weighted average remaining contractual life of these options is 8 years.


EMPLOYEE STOCK PURCHASE PLAN
----------------------------

The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($23.69 per share for fiscal year 1997 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 1996, 1995, and 1994 shares totaling 442,960, 156,752 and 246,820, respectively, were issued under the plan at average prices of $19.61, $17.29 and $17.15 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN
------------------------------

The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable in cash, shares of common stock, or any combination thereof at the discretion of the Committee. The amounts of $2.5 million, $.4 million and $.3 million were charged to expense in 1996, 1995 and 1994, respectively. Shares totaling 14,252, 47,734 and 16,534 were issued in 1996, 1995 and 1994, respectively. The Compensation and Organization Committee determined in 1994 not to make any further awards under this plan. Accordingly, there will be no further payments under this plan subsequent to the 1993-1997 and 1994-1998 award cycles.


STOCK COMPENSATION PLANS
------------------------

The company accounts for stock option grants under its two stock-based compensation plans and stock purchases under the Employee Stock Purchase Plan in accordance with APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the market value of the company's common stock at the date of grant. If compensation cost for the company's stock-based compensation plans had been determined based on the fair value at the grant dates for 1996 and 1995 consistent with the method prescribed by FAS No. 123, the company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                           1996      1995
-----------------------------------------------------------
Pro forma Net Earnings (in millions)      $ 90.4    $ 55.9
Pro forma Earnings Per Share              $ 1.02    $  .63
-----------------------------------------------------------

During the initial phase-in period, as required by FAS No. 123, the pro forma amounts were determined based on the stock option grants and employee stock purchases subsequent to January 1, 1995. Therefore, the pro forma amounts may not be indicative of the effects of compensation cost on net earnings and earnings per share in future years. Pro forma compensation cost relating to the stock options is recognized over the six month vesting period, while Employee Stock Purchase Plan compensation cost is recognized on the first day of the plan year. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 2.6% and 3.1%; expected volatility of 25% for both years; risk-free interest rates of 6.1% and 6.2%; and expected lives of 7 years. The weighted average fair value of stock options granted in 1996 and 1995 was $8.02 and $6.18, respectively. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 1996 and 1995, respectively: dividend yield of 2.6% and 3.1%; expected volatility of 25% for both years; risk-free interest rates of 5.6% and 5.8%; and expected lives of 1.2 years. The weighted average fair value of those purchase rights granted in 1996 and 1995 was $6.44 and $5.65, respectively.


J  EMPLOYEE BENEFIT PLANS
   ----------------------

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
------------------------------------

The Savings Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the Plan. The company contributes an amount equal to one-half of the first 7% of employee contributions. The amounts in 1996, 1995 and 1994 under this matching arrangement were $8.4 million, $8.3 million and $8.3 million, respectively.

    Shares of the company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the company in 1991. The external ESOP borrowings are guaranteed by the company and are included in long-term debt. Shareholders' equity reflects both the internal and the external borrowing arrangements.

    Shares are released to participant accounts based on principal and interest payments of the underlying debt. These shares along with allocated dividends and shares purchased on the open market are assigned to fund share requirements of the employee contributions, the associated employer match and the dividends earned on participant account balances.

    Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $8.6 million in 1996, $2.6 million in 1995 and $2.3 million in 1994.

    Dividends on ESOP shares, which are charged to shareholders' equity as declared, were $15.1 million, $14.8 million and $14.5 million in 1996, 1995 and 1994, respectively. Interest costs incurred by the ESOP on external debt for 1996, 1995 and 1994 were $4.8 million, $5.5 million and $6.1 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of December 28, 1996, the number of ESOP shares allocated to participant accounts was 9,451,910 and the number of unallocated shares was 10,800,908.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

PENSION PLANS
-------------

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

    Additionally, the company contributes to several union-sponsored multi-employer plans which provide defined benefits.

    Total pension expense includes the following components:

(MILLIONS OF DOLLARS)             1996      1995      1994
-----------------------------------------------------------
Defined benefit plans:
 Service cost                   $ 20.8    $ 16.7    $  9.6
 Interest cost                    31.1      29.8      21.0
 Actual return on plan assets    (51.2)    (39.5)     10.6
 Net amortization and deferral    17.8       6.5     (35.1)
-----------------------------------------------------------
 Net pension expense              18.5      13.5       6.1
Defined contribution plan            -         -       8.1
Multi-employer plans                .8        .8        .6
-----------------------------------------------------------
 Total pension expense          $ 19.3    $ 14.3    $ 14.8
-----------------------------------------------------------

The funded status of the company's defined benefit plans at the end of each fiscal year was as follows:

(MILLIONS OF DOLLARS)                 1996                      1995
-----------------------------------------------------------------------------
                                PLANS        PLANS        Plans        Plans
                                WHERE        WHERE        Where        Where
                               ASSETS  ACCUMULATED       Assets  Accumulated
                               EXCEED     BENEFITS       Exceed     Benefits
                          ACCUMULATED       EXCEED  Accumulated       Exceed
                             BENEFITS       ASSETS     Benefits       Assets
-----------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
 Vested                        $351.4       $ 13.3       $320.5       $ 11.5
 Non-vested                       6.0          2.7          3.7          2.0
-----------------------------------------------------------------------------
Accumulated
 benefit obligation             357.4         16.0        324.2         13.5
Additional amounts
 related to projected
 pay increases                   69.6          6.8         68.2          4.1
-----------------------------------------------------------------------------
Total projected benefit
 obligation (PBO)               427.0         22.8        392.4         17.6
Plan assets at fair
 value                          463.1          7.1        425.2          6.5
-----------------------------------------------------------------------------
Assets in excess of
 (less than) PBO                 36.1        (15.7)        32.8        (11.1)
Unrecognized net
 (gain) or loss at
 transition                      (6.5)          .1         (8.1)          .2
Unrecognized net
 (gain) or loss                 (16.4)         4.2        (12.5)          .9
Unrecognized prior
 service cost                    11.3          2.7         10.8          2.9
Adjustment required to
 recognize minimum
 liability                          -         (2.5)           -         (2.8)
-----------------------------------------------------------------------------
Prepaid (accrued)
 pension expense               $ 24.5       $(11.2)      $ 23.0       $ (9.9)
-----------------------------------------------------------------------------

Assumptions used for significant defined benefit plans were as follows:

                            1996   1995   1994
------------------------------------------------
Discount rate               7.0%   7.0%   8.25%
Average wage increase       4.5%   4.5%    5.0%
Long-term rate of return
 on assets                  9.0%   9.0%    9.0%
------------------------------------------------

POSTRETIREMENT BENEFITS
-----------------------

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits.

    The status of the company's plans at the end of each fiscal year was as follows:

(MILLIONS OF DOLLARS)                                1996    1995
------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                           $13.3   $20.3
 Fully eligible active plan participants              1.8     1.6
 Other active plan participants                       3.1     5.5
------------------------------------------------------------------
                                                     18.2    27.4
Unrecognized net loss                                (2.0)  (10.7)
------------------------------------------------------------------
Accrued postretirement benefit expense              $16.2   $16.7
------------------------------------------------------------------

Net periodic postretirement benefit expense was $2.0 million in 1996, $2.9 million in 1995 and $3.0 million in 1994.

    The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 9% for 1997 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $.8 million at December 28, 1996 and net periodic postretirement benefit expense for fiscal year 1996 by $.1 million. A weighted average discount rate of 7% was used in measuring the accumulated benefit obligations in both 1996 and 1995.


K  OTHER COSTS AND EXPENSES
   ------------------------

Interest-net for 1996, 1995 and 1994 included interest income of $5.5 million, $5.3 million and $4.6 million, respectively.

    Other-net in 1996 includes a charge of $7.6 million ($.08 per share) for the issuance of 200,000 common stock equivalent share units and other immediately vested benefits under the terms of the company's employment contract with its new Chairman and Chief Executive Officer.

    Advertising costs are expensed as incurred and amounted to $52.5 million in 1996, $54.3 million in 1995 and $53.4 million in 1994.


L  RESTRUCTURING AND ASSET WRITE-OFFS
   ----------------------------------

In order to create a more competitive cost base and to fuel long-term growth, the company initiated a multi-year restructuring program in 1995. The program encompasses all Stanley businesses and focuses on the profitability potential of each product category. Businesses or product lines that do not meet the company's criteria for revenue growth and profitability have been divested. Restructuring activities are directed at creating a more competitive cost structure for the company's business units. Restructuring activities are also being focused on enhancing the company's relationships with its customers in order to create a strategic competitive advantage. This initiative involves the consolidation of distribution and order management for North American key customers.

    In 1996, the company recorded restructuring charges of $35.4 million for the write-down of assets, severance and other costs associated with the next series of initiatives identified under the multi-year restructuring program. Such costs were primarily related to transfers of production among existing manufacturing facilities, plant closures and resulting workforce reductions. These actions are expected to result in a reduction of 695 employees for which $12.9 million of severance was recorded. The company also divested five businesses during 1996 and recognized associated gains and losses on their sales. A net loss of $3.0 million resulting from the divestitures was included in restructuring charges.

    In 1995, restructuring charges of $64.8 million included the write-down of assets, severance and other costs totaling $53.4 million for exiting three product categories, closing six manufacturing plants, three distribution centers and two support facilities. These actions resulted in a workforce reduction of 550 employees. Restructuring charges also included $5.3 million for severance related to a workforce reduction of 350 employees and $6.1 million for a comprehensive SKU reduction program.

    Charges were also recognized for losses on assets that were identified as being impaired in conjunction with the company's restructuring initiatives and strategy changes. The amounts of $9.4 million and $20.7 million were charged to Restructuring and asset write-offs in 1996 and 1995, respectively.

    Transition costs related to the restructuring initiatives were also incurred and totaled $32.9 million in 1996 and $9.5 million in 1995 and are included in Cost of sales and Selling, general and administrative expenses. These costs include plant and equipment relocation, strategic consulting, duplicate facility costs related to the implementation of the company's Perfect Customer Service Program and start-up inefficiencies.

    In 1996, the company made severance payments of $8.3 million to employees separated under the restructuring plan and $9.6 million in payments for other exit costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

M  OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA
   --------------------------------------------------

Industry Segment and Geographic Area information included on page 19 of this report is an integral part of the financial statements.

N  INCOME TAXES
   ------------

Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(MILLIONS OF DOLLARS)                   1996      1995      1994
------------------------------------------------------------------
Deferred Tax Liabilities:
 Depreciation                          $ 78.6    $ 75.4    $ 74.1
 Other                                   10.1      12.9       6.0
------------------------------------------------------------------
  Total Deferred Tax Liabilities         88.7      88.3      80.1
------------------------------------------------------------------
Deferred Tax Assets:
 Employee benefit plans                  23.8      19.8      20.6
 Doubtful accounts                        6.7       5.1       5.8
 Inventories                              5.4       5.6       3.8
 Amortization of intangibles             24.4      15.1      14.5
 Accruals                                18.6      18.0      24.4
 Restructuring charges                   15.1      19.2         -
 Other                                    6.1       1.7       3.6
------------------------------------------------------------------
  Total Deferred Tax Assets             100.1      84.5      72.7
------------------------------------------------------------------
Net Deferred Tax Assets (Liabilities)  $ 11.4    $ (3.8)   $ (7.4)
------------------------------------------------------------------

Income tax expense consisted of the following:

(MILLIONS OF DOLLARS)    1996      1995     1994
-------------------------------------------------
Current:
 Federal                $49.4     $26.0    $59.3
 Foreign                 19.5      21.1     18.8
 State                   12.6       7.5     12.2
-------------------------------------------------
 Total Current           81.5      54.6     90.3
-------------------------------------------------
Deferred:
 Federal                  2.0       1.2     (8.4)
 Foreign                 (3.7)       .3     (1.0)
 State                   (2.5)     (2.4)    (4.4)
-------------------------------------------------
 Total Deferred          (4.2)     (0.9)   (13.8)
-------------------------------------------------
 Total                  $77.3     $53.7    $76.5
-------------------------------------------------

Income taxes paid during 1996, 1995 and 1994 were $64.4 million, $74.1 million and $79.8 million, respectively.

The reconciliation of the statutory federal income tax rate to the effective rate was as follows:
                                 1996      1995     1994
----------------------------------------------------------
Statutory federal income
 tax rate                        35.0%     35.0%    35.0%
State income taxes,
 net of federal benefits          3.0       2.6      2.5
Difference between foreign
 and federal income tax rates      .3       1.3      (.3)
Non-deductible
 restructuring charges            4.9       9.6        -
Other-net                         1.2       (.9)      .7
----------------------------------------------------------
Effective Tax Rate               44.4%     47.6%    37.9%
----------------------------------------------------------

The components of earnings before income taxes consisted of the following:

(MILLIONS OF DOLLARS)      1996     1995     1994
---------------------------------------------------
United States             $156.6   $ 78.5   $159.4
Foreign                     17.6     34.3     42.4
---------------------------------------------------
Total Pretax Earnings     $174.2   $112.8   $201.8
---------------------------------------------------

Undistributed foreign earnings of approximately $158 million at December 28, 1996 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

O  LEASES
   ------

The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

    Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of December 28, 1996 were $27.9 in 1997, $21.1 in 1998, $16.6 in 1999, $12.1 in 2000, $7.9 in 2001 and $23.3 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $22.2 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $36.6 million in 1996, $40.3 million in 1995 and $38.1 million in 1994.

P  CONTINGENCIES
   -------------

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

    The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 28, 1996, the company had reserves of $29 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

    The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
-------------------------------------------

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)              QUARTER                  YEAR
---------------------------------------------------------------------------------------------
1996                                             First   Second    Third   Fourth
---------------------------------------------------------------------------------------------
Net Sales                                       $635.3   $677.2   $672.9   $685.4   $2,670.8
Gross Profit                                     206.0    224.2    224.5    220.6      875.3
Selling, General and Administrative Expenses     149.0    153.1    151.7    154.7      608.5
Restructuring and Asset Write-offs                 -        3.8      3.1     40.9       47.8
Net Earnings (Loss)                               29.6     32.6     37.7     (3.0)      96.9

Net Earnings (Loss) Per Share                   $  .33   $  .37   $  .42   $ (.03)  $   1.09
---------------------------------------------------------------------------------------------
1995
---------------------------------------------------------------------------------------------
Net Sales                                       $643.3   $655.5   $655.7   $669.8   $2,624.3
Gross Profit                                     205.7    211.9    207.7    209.3      834.6
Selling, General and Administrative Expenses     147.3    148.6    148.0    147.8      591.7
Restructuring and Asset Write-offs                   -        -     41.5     44.0       85.5
Net Earnings (Loss)                               28.7     31.5     (1.7)      .6       59.1

Net Earnings (Loss) Per Share                   $  .32   $  .36   $ (.02)  $  .01   $    .67
---------------------------------------------------------------------------------------------

Note: The fourth quarter of 1996 includes a charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its new Chairman and Chief Executive Officer.

OFFICERS
--------

BARBARA W. BENNETT
------------------
Vice President, Human Resources
(1984)

JENNIFER O. ESTABROOK
---------------------
Assistant General Counsel and Assistant Secretary
(1992)

JAMES B. GUSTAFSON
------------------
Vice President, Information Technology
(1977)

RICHARD HUCK
------------
Vice President, Finance and Chief Financial Officer
(1970)

R. ALAN HUNTER
--------------
President and Chief Operating Officer
(1974)

THOMAS E. MAHONEY
-----------------
Vice President, Marketing Development
President and General Manager,
 Stanley Customer Support Division
(1965)

PAUL W. RUSSO
-------------
Vice President, Strategy and Development
(1995)

JOHN M. TRANI
-------------
Chairman and Chief Executive Officer
(1997)

STEPHEN S. WEDDLE
-----------------
Vice President, General Counsel and Secretary
(1978)

THOMAS J. WILLIAMS
------------------
Associate General Counsel and Assistant Secretary
(1981)

THERESA F. YERKES
-----------------
Vice President and Controller
(1989)


BOARD OF DIRECTORS
------------------

STILLMAN B. BROWN 1, 2, 4
-----------------
Managing General Partner
Harcott Associates Investments

EDGAR R. FIEDLER 3, 4
----------------
Retired; former Vice President and Economic Counselor
The Conference Board

MANNIE L. JACKSON 2, 4
-----------------
Chairman
Harlem Globetrotters International, a division of MJA, Inc.

JAMES G. KAISER 2, 5
---------------
Retired; former President and Chief Executive Officer
Quanterra Incorporated, a subsidiary of Corning Incorporated and International Technology Inc.

EILEEN S. KRAUS 1, 2, 4
---------------
Chairman, Connecticut
Fleet National Bank

GEORGE A. LORCH 3, 5
---------------
Chairman and Chief Executive Officer
Armstrong World Industries, Inc.

WALTER J. MCNERNEY 2, 4
------------------
Professor of Health Policy
J.L. Kellogg Graduate School of Management,
 Northwestern University

GERTRUDE G. MICHELSON 1, 3, 5
---------------------
Retired; former Senior Advisor and Director
R.H. Macy and Co., Inc.

JOHN S. SCOTT 1, 2, 5
-------------
Retired; former Chairman and Chief Executive Officer
Richardson-Vicks Inc.,
 a subsidiary of The Procter and Gamble Company

JOHN M. TRANI 1
-------------
Chairman and Chief Executive Officer
The Stanley Works

HUGO E. UYTERHOEVEN 3, 4
-------------------
Professor, Graduate School of Business Administration
Harvard University

WALTER W. WILLIAMS 3, 5
------------------
Retired; former Chairman and Chief Executive Officer
Rubbermaid, Incorporated

KATHRYN D. WRISTON 1, 3, 4
------------------
Director of various organizations

(JOINED STANLEY)
1 MEMBER OF THE EXECUTIVE COMMITTEE
2 MEMBER OF THE AUDIT COMMITTEE
3 MEMBER OF THE BOARD AFFAIRS AND PUBLIC POLICY COMMITTEE
4 MEMBER OF THE FINANCE AND PENSION COMMITTEE
5 MEMBER OF THE COMPENSATION AND ORGANIZATION COMMITTEE

INVESTOR AND SHAREHOLDER INFORMATION
------------------------------------


COMMON STOCK
------------

The Stanley Works common stock is listed on the New York and Pacific Stock Exchanges under the abbreviated ticker symbol "SWK."


COMMON STOCK (DOLLARS PER SHARE)
------------------------------------------------------------------------------
                                     PRICE                         DIVIDENDS
------------------------------------------------------------------------------
                         1996                   1995             1996     1995
------------------------------------------------------------------------------
                    HIGH        LOW        High        Low
First Quarter       28 5/8    24 1/16    20 13/16    17 13/16     $.18    $.175

Second Quarter      32 13/16  27 1/8     20 15/16    18 5/16       .18     .175

Third Quarter       30 3/4    23 5/8     23 5/16     18 5/8        .185    .18

Fourth Quarter      30 1/2    26 3/8     26 11/16    21 1/2        .185    .18

-------------------------------------------------------------------------------
                                                                  $.73    $.71
-------------------------------------------------------------------------------



DIVIDENDS
---------

The Stanley Works has provided excellent long-term value for shareholders. Without ever jeopardizing our strong balance sheet and without sacrificing our ability to invest in new technologies and new growth opportunities for our company, we have maintained an impressive and truly unique dividend record over the long haul:

[ ] Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange - 120 CONSECUTIVE YEARS.

[ ] Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange - 407 CONSECUTIVE QUARTERS.

[ ] We have increased dividends in each of the past 29 YEARS, and in that same period, an investment in Stanley stock grew at a compound annual rate of 12.9%.


INCREASED DIVIDENDS EVERY YEAR SINCE 1968
-----------------------------------------








                [GRAPH SHOWING DIVIDENDS PAID BY THE COMPANY
                         EACH YEAR FROM 1976 TO 1996].

TRANSFER AGENT AND REGISTRAR
----------------------------

All shareholder inquiries, including tansfer-related matters, should be directed to:

Boston EquiServe, Servicing Agent for
State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
800-426-5523


CORPORATE OFFICES
-----------------

The company's principal corporate offices are located at 1000 Stanley Drive,
New Britain, Connecticut 06053.
Telephone 860-225-5111.


ANNUAL MEETING
--------------

The annual shareholders' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 23, 1997, in New Britain, Connecticut at the Stanley Center, 1255 Corbin Avenue. A formal notice of the meeting together with a proxy statement has been mailed to shareholders with this annual report.


INDEPENDENT AUDITORS
-------------------

Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103


FINANCIAL & INVESTOR COMMUNICATIONS
-----------------------------------

The Stanley Works investor relations department provides information to shareholders and the financial community. We encourage inquiries and will provide services which include:

[ ] fulfilling requests for annual reports, proxy statements, form 10-Q, form 10-K, copies of press releases and other company information.

[ ]  meetings with securities analysts and fund managers.


Contact The Stanley Works investor relations at our corporate offices by calling Gerard J. Gould, Director, Investor Relations and Communications at
(860) 827-3833.

     We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works releases will be found at the following address on the World Wide Web: http://www.prnewswire.com Click on "Company News On-Call".

     The company's form 10-K, annual report and other recent information are also available by accessing our Internet home page at:
http://www.StanleyWorks.com.

     Stanley shareholders are also able to call toll-free 800-499-9202 to request a copy of the most recent quarterly release.