Form 10-K, Exhibit 13
period 1998-01-03
STANLEY WORKS
filed 1998-04-01
CIK 93556

STANLEY 1997 ANNUAL REPORT

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

     January 29, 1998


     John M. Trani                          Theresa F. Yerkes
     ------------------------------         -------------------------------
     John M. Trani                          Theresa F. Yerkes
     Chairman and                           Vice President, Controller
     Chief Executive Officer


-------------------------------------------------------------------------------


REPORT OF ERNST & YOUNG LLP, INDEPENDENT  AUDITORS

     The Shareholders
     The Stanley Works

     We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at January 3, 1998 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP


     Hartford, Connecticut
     January 29, 1998

SUMMARY OF SELECTED FINANCIAL INFORMATION

Millions of Dollars, (except per
share amounts)                          1997(A)    1996(B)    1995(C)      1994      1993      1992       1991       1990
-------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS(D)
Net sales                              $  2,670   $  2,671  $   2,624   $  2,511   $ 2,273   $  2,196   $  1,942   $  1,956
Earnings (loss)                            (42)         97         59        125        93         98         97        106
Earnings (loss) per share(E)
  Basic                               $   (.47)  $    1.09  $     .66  $    1.40  $   1.03  $    1.07  $    1.12  $    1.26
  Diluted                             $   (.47)  $    1.08  $     .66  $    1.38  $   1.01  $    1.06  $    1.11  $    1.25
Percent of Net Sales:
  Cost of sales                           66.8%      67.2%      68.2%      67.1%     68.3%      66.8%      66.0%      65.3%
  Selling, general and administrative     23.5%      22.8%      22.5%      22.3%     22.5%      24.0%      23.8%      23.7%
  Interest-net                              .6%        .8%       1.2%       1.2%      1.1%       1.2%       1.3%       1.3%
  Other-net                                 .8%        .8%        .5%       1.4%      1.6%        .8%        .8%         9%
  Restructuring and asset write-offs       8.9%       1.8%       3.3%          -         -          -          -          -
  Earnings (loss) before income taxes     (.7%)       6.5%       4.3%       8.0%      6.5%       7.2%       8.1%       8.8%
  Earnings (loss)                        (1.6%)       3.6%       2.3%       5.0%      4.1%       4.5%       5.0%       5.4%
-------------------------------------------------------------------------------------------------------------------------------
OTHER KEY INFORMATION
Total assets                           $  1,759   $  1,660  $   1,670   $  1,701  $  1,577   $  1,608   $  1,548   $  1,494
Long-term debt                              284        343        391        387       377        438        397        398
Shareholders' equity                   $    608  $     780  $     735  $     744  $    681  $     696  $     689  $     679

Ratios:
  Current ratio                             1.6        2.4        2.4        2.1       2.1        2.4        2.4        2.6
  Total debt to total capital             40.5%      31.7%      39.6%      39.2%     38.7%      40.1%      37.6%      38.7%
  Income tax rate                      (125.4%)      44.4%      47.6%      37.9%     37.4%      37.9%      38.0%      38.4%

  Return on average equity(D),(E)        (6.0)%      12.8%       8.0%      17.6%     13.5%      14.1%      14.1%      15.8%

Common Stock Data:
  Dividends per share                 $     .77  $     .73  $     .71  $     .69  $    .67  $     .64  $     .61  $     .57
  Equity per share at year-end        $    6.85  $    8.79  $    8.28  $    8.37  $   7.62  $    7.66  $    7.61  $    8.25
  Market price--high                     47 3/8   32 13/16   26 11/16   22  7/16  23 15/16    24 1/16         22    19  7/8
              --low                          28    23  5/8   17 13/16   17  7/16  18 15/16    16  1/4         13    13 5/16


                   (TABLE RESTUBBED FROM ABOVE)

Millions of Dollars, (except per
share amounts)                            1989      1988       1987
----------------------------------------------------------------------
CONTINUING OPERATIONS(D)
Net sales                               $  1,951  $  1,888   $  1,744
Earnings (loss)                              117       102         96
Earnings (loss) per share(E)
  Basic                                 $   1.35  $   1.18   $   1.11
  Diluted                               $   1.34  $   1.18   $   1.11
Percent of Net Sales:
  Cost of sales                            64.8%     65.6%      64.7%
  Selling, general and administrative      23.0%     23.0%      23.4%
  Interest-net                              1.3%      1.7%       1.7%
  Other-net                                 1.0%       .6%        .7%
  Restructuring and asset write-offs           -         -          -
  Earnings (loss) before income taxes       9.9%      9.1%       9.5%
  Earnings (loss)                           6.0%      5.4%       5.5%
----------------------------------------------------------------------
OTHER KEY INFORMATION
Total assets                            $  1,491  $  1,405   $  1,388
Long-term debt                               416       339        354
Shareholders' equity                    $    659  $    684  $     626

Ratios:
  Current ratio                              2.6       2.6        2.4
  Total debt to total capital              39.6%     35.0%      40.9%
  Income tax rate                          39.6%     40.8%      41.7%

  Return on average equity(D),(E)          17.3%     15.5%

Common Stock Data:
  Dividends per share                  $     .51  $    .46  $     .41
  Equity per share at year-end         $    7.66  $   7.99  $    7.30
  Market price--high                      19 5/8    15 5/8    18 5/16
              --low                       13 3/4   12 3/16     10 5/8


Millions of Dollars, (except per
share amounts)                            1997(A)    1996(B)      1995(C)     1994       1993      1992       1991       1990
-------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding (in thousands)
  Basic                                     89,470     89,152     89,043     89,550     89,871     91,405     86,532     84,384
  Diluted                                   89,470     89,804     89,839     90,656     91,296     92,842     87,552     84,770

Other Information:
  Earnings (loss) from continuing
    operations                          $     (42)  $      97  $      59  $     125  $      93  $      98   $     97  $     106
  Loss from discontinued operations              -          -          -          -          -          -          -          -
Cumulative effect of accounting change           -          -          -          -        (9)          -       (12)          -
--------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                   $     (42)  $      97  $      59  $     125  $      84  $      98   $     85  $     106
Net earnings (loss) per share(E)
Basic                                   $    (.47)  $    1.09  $     .66  $    1.40  $     .94  $    1.07   $    .98  $    1.26
Diluted                                 $    (.47)  $    1.08  $          $    1.38  $     .92  $    1.06   $    .97  $    1.25
                                                                     .66
Average number of employees                 18,377     18,903     19,784     19,445     18,988     18,650     17,420     17,784
Shareholders of record at end of year       18,503     17,823     16,919     17,599     20,018     20,661     21,297     22,045
--------------------------------------------------------------------------------------------------------------------------------

Millions of Dollars, (except per
share amounts)                            1989      1988       1987
----------------------------------------------------------------------
Average shares outstanding (in thousands)
  Basic                                       86,756     86,217     86,714
  Diluted                                     87,194     86,662     87,130

Other Information:
  Earnings (loss) from continuing
    operations                             $     117  $     102  $      96
  Loss from discontinued operations                -          -       (10)
Cumulative effect of accounting change             -       (13)
---------------------------------------------------------------------------
  Net earnings (loss)                      $     117  $      89  $      86
Net earnings (loss) per share(E)
Basic                                      $    1.35  $    1.03  $    1.00
Diluted                                    $    1.34  $    1.03  $     .99

Average number of employees                   18,464     18,988     19,142
Shareholders of record at end of year         22,376     23,031     23,051
---------------------------------------------------------------------------




A Includes charges for restructuring and asset write-offs of $238.5 million, or $2.00 per share, related transition costs of $71.0 million, or $.51 per share, and a non-cash charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.

B Includes charges for restructuring and asset write-offs of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its chief executive officer.

C Includes charges for restructuring and asset write-offs of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.

D Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993; postretirement benefits of $12.5 million, or $.14 per share, in 1991; and income taxes of $13.1 million, or $.15 per share, in 1988.

E Earnings per share and return on average equity excluding restructuring charges, asset write-offs, related transition costs and the charges related to recruitment of a new chief executive officer would have been $2.11 per share and 19.9% in 1997, $1.83 per share and 18.9% in 1996 and $1.45 per share and 16.6% in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

     On July 18, 1997 the company announced a major initiative to deliver sustained, profitable growth funded by the reallocation of resources. This initiative and the company's prior restructuring program (called "4X4") have resulted in restructuring charges and restructuring-related transition costs. Restructuring charges include the severance associated with employment reductions, write-downs of assets either disposed of or impaired as a result of the initiatives or other business factors, environmental costs of remediating facilities to be closed or vacated and other similar exit costs. The restructuring-related transition costs are additional costs resulting from these major initiatives that are classified as period operating expenses within cost of sales or selling, general and administrative expense categories. These include the costs of moving production equipment, operating duplicative facilities while transferring production or distribution, consulting costs incurred in planning and implementing changes and other types of costs that have been incurred to facilitate the changes encompassed by the restructuring initiatives. Management judgmentally determines which costs should be classified as transition costs based on the criteria of whether the costs are unusual in nature and are expected to cease when the transition activities related to these initiatives end. Because the presence of restructuring charges and transition costs makes it difficult to see the underlying trends within the company's businesses, the company also presents its results on a pro forma or "core" basis, which excludes these as well as other non-recurring charges incurred in the period. The table provided with this discussion reconciles reported results with pro forma core results and reflects the amount of transition costs and non-recurring charges included in operating results.


SALES

     Net sales in 1997 of $2,670 million were slightly lower than 1996 sales of $2,671 million. The loss of sales from low-margin businesses that were divested as part of restructuring activities reduced sales by $107 million or 4%. The negative effects of pricing and foreign currency translation combined to reduce sales by 2%. Volume from ongoing business grew 6% from last year. All of the company's businesses achieved volume growth over the prior year with the overall increase being led by gains in fastening products, doors and carpenters tools. Strong performance was also achieved in the industrial and consumer mechanics tools businesses. Generally strong markets in North America and Europe provided the basis for the sales gains. Net sales increased 2% from 1995 to 1996 despite business and product line divestitures, primarily due to strength in the fastening systems and doors businesses.

GROSS PROFIT

     The company reported gross profit of $886 million in 1997, up $11 million from 1996. Gross profit, as a percent of sales, increased to 33.2% from 32.8% in 1996 and 31.8% in 1995. These improvements reflect manufacturing efficiencies achieved from higher production volumes and the savings from reduced material costs primarily resulting from the company's centralized procurement activities. These gains were offset by price erosion, particularly in the fastening and hardware businesses; the negative foreign currency translation impact of a stronger dollar; and higher levels of restructuring-related transition costs. Transition costs included in cost of sales increased to $31 million in 1997 from $16 million in 1996 and $4 million in 1995. In 1997 and 1996, these costs primarily related to the implementation of demand flow manufacturing in several facilities and the plant rationalization activities for the tools and fastening systems businesses undertaken as part of the 4X4 initiative.

NET SALES ANALYSIS

                                                  1997 Net Sales Changes                      1996 Net Sales Changes
                                                      Unit    Aquis/                              Unit   Aquis/
                                  1997       Price   Volume   Divest  Currency   1996     Price  Volume  Divest Currency  1995
-----------------------------------------------------------------------------------------------------------------------------------
Industry Segments
   Tools
     Consumer                  $  754.0          -      6%     (3)%    (3)%   $   751.1      -     1%      (1)%    (1)%  $  756.5
     Industrial                   552.2         1%      3%     (1)%       -       538.7     3%   (1)%      (1)%       -     534.7
     Engineered                   717.4       (1)%      7%       1%    (2)%       686.4      -     5%      (4)%       -     678.3
-----------------------------------------------------------------------------------------------------------------------------------
       Total Tools              2,023.6          -      5%     (1)%    (2)%     1,976.2     1%     2%      (2)%    (1)%   1,969.5
Hardware                          352.2       (2)%      6%        -       -       340.4     1%     4%         -       -     324.2
Specialty Hardware                293.7       (1)%      7%    (23)%       -       354.2   (2)%     8%        1%       -     330.6
-----------------------------------------------------------------------------------------------------------------------------------
     Consolidated              $2,669.5       (1)%      6%     (4)%    (1)%    $2,670.8      -     3%      (1)%       -  $2,624.3
-----------------------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC AREAS
   United States               $1,900.6       (1)%      5%     (5)%       -    $1,911.5      -     3%      (2)%       -  $1,884.9
   Europe                         423.6       (1)%      6%       1%    (6)%       421.8     1%     2%        1%    (2)%     413.4
   Other Areas                    345.3         1%      9%     (5)%    (3)%       337.5     1%     3%         -       -     326.0
-----------------------------------------------------------------------------------------------------------------------------------
     Consolidated              $2,669.5       (1)%      6%     (4)%    (1)%    $2,670.8      -     3%      (1)%       -  $2,624.3
-----------------------------------------------------------------------------------------------------------------------------------

In addition, in 1997 the company incurred $2 million in costs related to task forces that were established for the facility rationalization and outsourcing initiatives announced in July. Excluding transition costs, on a core basis, gross profit margin as a percent of sales increased to 34.4% in 1997 from 33.4% in 1996 and 32.0% in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased to $628 million in 1997 from $609 million in 1996 and $592 million in 1995. These expenses were 23.5% of sales in 1997, 22.8% in 1996 and 22.5% in 1995. The increases in expense were primarily in distribution and administration. Distribution costs were higher reflecting consulting expenses and duplicative facility costs associated with the consolidation of North American order entry and distribution. The increases in administrative expenses include consulting expense for reorganization activities and the excess recruitment and relocation costs associated with significant changes in senior management. In addition, 1997 includes approximately $11 million related to the 1997 announced initiatives, primarily for consulting, contract labor and other temporary resources used to plan and implement the administrative functional consolidation. Total transition costs were $40 million in 1997, $17 million in 1996 and $5 million in 1995. On a core basis excluding these transition costs, selling, general and administrative expenses would have been 22.0% of sales in 1997 as compared with 22.1% in 1996 and 22.4% in 1995.

INTEREST AND NON-OPERATING EXPENSES

     Net interest expense (interest expense less interest income) was $17 million in 1997, $23 million in 1996 and $30 million in 1995. The decrease between 1997 and 1996 reflected lower average debt levels, lower effective borrowing rates and higher interest income. The decrease from 1995 to 1996 was due to lower levels of borrowing and effective interest rates. Net other expense (other non-operating expense less other non-operating income) was $22 million in both 1997 and 1996 and $14 million in 1995. Included in 1997 and 1996 are non-cash charges related to the recruitment of the company's chief executive officer. These include an $11 million charge taken in the second quarter of 1997 to reflect the value of stock options granted and $8 million in 1996 reflecting the value of stock rights awarded under the terms of a three-year employment contract. Although both awards were granted in December 1996, recognition of the option value was required as of the date of shareholder approval. Excluding those non-recurring charges, Other-net expense on a core basis was $11 million in 1997 compared with $15 million in 1996 and $14 million in 1995.

     The company's effective tax rate was significantly affected by non-deductible restructuring charges in 1997, 1996 and 1995 and by the non-deductibility of the 1996 charges for CEO benefits. Excluding these charges the effective rate would have been 37.5% in 1997 and 38% in both 1996 and 1995.

BUSINESS SEGMENT RESULTS

     The following discussion on the company's business segment results is presented on a pro forma or core basis. The discussion of core results is intended to provide insight into the underlying business and marketplace conditions that would otherwise be obscured by the increasing levels of transition costs. The accompanying table reconciles reported results with core results and indicates the amount of transition costs and restructuring charges associated with each segment.

     Net sales in the Tools segment increased 2%, with a 5% increase in ongoing business volume offset by negative foreign currency translation. All businesses reflected volume gains with particular strength noted in fastener tools and fasteners. While there was no net effect of price changes, increases in the industrial businesses offset the significant erosion experienced by the fastening systems business which resulted from two factors. Highly engineered fastening tools

OPERATING RESULTS: PRO FORMA COMPARATIVE ANALYSIS

                                                                                                                               Pro
                                                1997              Pro Forma                              1996                 Forma
                                Restruct-    Related                   Core            Restruct-      Related                  Core
                                    uring Transition  Pro Forma      Profit                uring   Transition    Pro Forma   Profit
                    Reported      Charges      Costs*      Core      Margin   Reported   Charges       Costs*         Core   Margin
-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRY SEGMENTS
  Tools              $  61.1      $194.8    $  51.9      $307.8      15.2%     $ 196.6   $   44.6    $   24.1      $ 265.3   13.4%
  Hardware              16.4        17.8       12.4        46.6      13.2%        42.4          -         4.4         46.8   13.7%
  Specialty Hardware  (12.3)        23.5        3.3        14.5       4.9%        12.2        0.3         2.3         14.8    4.2%
-----------------------------------------------------------------------------------------------------------------------------------
    Total               65.2       236.1       67.6       368.9      13.8%       251.2       44.9        30.8        326.9   12.2%
Net corporate         (59.1)         2.4       14.0      (42.7)                  (48.9)       2.9         9.7        (36.3)
expenses
Interest expense      (24.7)           -          -      (24.7)                 (28.1)          -           -       (28.1)
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss)
     before
     income taxes   $ (18.6)      $238.5    $  81.6      $301.5                $ 174.2   $   47.8    $   40.5      $ 262.5
-----------------------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC AREAS
United States        $  83.1      $145.6    $  53.4      $282.1      14.8%     $ 212.5   $   17.2    $   26.2      $ 255.9   13.4%
Europe                (18.5)        61.8        7.6        50.9      12.0%        24.8       17.1         2.5         44.4   10.5%
Other Areas              0.6        28.7        6.6        35.9      10.4%        13.9       10.6         2.1         26.6    7.9%
-----------------------------------------------------------------------------------------------------------------------------------
Total                $  65.2      $236.1    $  67.6      $368.9      13.8%     $ 251.2   $   44.9     $  30.8      $ 326.9   12.2%
-----------------------------------------------------------------------------------------------------------------------------------

*Included in Net corporate expenses is a charge of $10.6 million and $7.6 million for 1997 and 1996, respectively, for items specified in the company's employment contract with its chief executive officer.

have historically been protected from low-cost foreign sourced competition due to a market preference for a higher quality U.S. made product. The recent availability of foreign sourced tools of an acceptable quality resulted in significant pricing pressure for these products. In addition, a strategic price reduction was implemented in Europe in response to marketplace conditions. Despite this competitive pricing environment, core operating profits as a percent of sales increased to 15.2% from 13.4% in 1996 and 11.4% in 1995 due to manufacturing efficiencies from higher production volumes and cost savings realized from restructuring initiatives, primarily the company's centralized procurement activities.

     Net sales in the Hardware segment were up 4% overall, despite a 2% decline in price. Pricing in the U.S. was very competitive. Core operating profits were 13.2% of sales, down from 13.7% in 1996. Gains in productivity from volume and restructuring activities, particularly in the Doors business, were more than offset by lower profitability in the Hardware business resulting from the transfer of its distribution to a new consolidated warehouse. Significant start-up difficulties were encountered resulting in both lower volume and higher freight cost. Most of these difficulties were overcome by the end of 1997. Core operating margins of 13.7% in 1996 improved significantly from the 8.5% margin reported in 1995 due to the absence of operational problems in the Home Decor facility in France.

     Net sales in the Specialty Hardware segment decreased 23% as a result of the sale of the garage related products business in early 1997. Growth from ongoing businesses in this segment was strong, with a net 6% increase. Core operating margins were 4.9% of sales as compared with 4.2% in 1996 and 6.1% in 1995. The severe competitive pricing environment in the automated door products market, which accounted for the decline in profitability experienced in 1996, has stabilized and 1997 benefited from gains realized from several restructuring initiatives.

GEOGRAPHIC RESULTS

     Unit volume gains in sales were realized in all geographic areas. The US and European economies were strong and provided a solid basis for growth. Canada and Latin America both experienced double digit volume gains, however, Asia experienced disappointing declines. Core operating profits were up in all regions.

RESTRUCTURING ACTIVITIES

     The company recorded restructuring charges and charges for the write-down of impaired assets associated with its multiple restructuring initiatives of $239 million in 1997, $48 million in 1996 and $86 million in 1995. The 1997 restructuring charge, approximately half of which is severance, is associated with the comprehensive reallocation of resources announced in mid-1997. The amount of the charge is net of $7 million in gains resulting from businesses divested under the 4X4 restructuring initiative. The objective of the 1997 restructuring initiative is to deliver profitable sales growth on a sustained basis. This growth, fueled by increased spending on new product development, expansion into new ventures and brand development, will be funded by the savings achieved from streamlining operations and reorganizing into a product management structure. The company is transitioning from a portfolio company with 11 fully independent businesses to a single operating entity. Administrative functions such as finance, human resources and information technology are being centralized. Manufacturing and distribution operations are being rationalized. The company plans to reduce facilities: from 83 manufacturing plants to 45 and from 40 distribution centers to 25. The sales organization has been reorganized to eliminate redundant coverage of key customers and channels. Overall, these actions will change the composition of the company's workforce and are expected to reduce net employment levels by approximately 4,500 people.

     The total costs anticipated to accomplish these initiatives are $340 million, of which $240 million are restructuring charges, recorded in 1997, and $100 million are transition costs that will be included in operating earnings through mid-1999. The restructuring is expected to yield approximately $145 million in annual savings all of which will be reinvested in new product development, new ventures, brand development and other areas to stimulate growth. Most of the 1997 initiative projects are targeted to be complete by 1999. Since several projects depend on achieving common systems, which has been delayed due to year 2000 compliance efforts, it is possible that some of these initiatives will not be completed until the end of 2000. However, the delay in timing is not expected to seriously affect the anticipated results of the 1997 restructuring.

     Restructuring charges recorded in 1996 and 1995 were associated with the 4X4 initiative. The goal of 4X4 was to reduce the company's cost structure by $150 million (half of which was to be reinvested) and to reduce working capital and other assets by $250 million by the end of 1997. The second objective of that program was to achieve net sales of $4 billion in 1999. The company did achieve the cost and asset reduction targets, however, the objectives for revenue growth were not fully realized. Under that program, seven businesses were divested; four product categories were exited; eleven manufacturing plants, three distribution centers and two support facilities closed; and a salaried workforce reduction occurred.

     Reserves recorded for restructuring activities were $27 million at the beginning of 1997. During 1997 payments of $28 million were made, primarily for severance. Other than the restructuring charges recorded in 1997, no other significant changes were made to the restructuring accruals, and the ending balance in 1997 was $167 million of which $128 million related to severance, $13 million to environmental costs of remediating facilities to be closed or vacated and $26 million to other exit costs. Future cash outlays for severance and other payments in any one year are not expected to materially affect the company's liquidity.

FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL

     Management has established aggressive growth plans as well as committed the company to funding significant restructuring activities. The company's historically strong cash generating ability, its ample debt capacity and its access to equity markets provide substantial flexibility in meeting both its routine operational needs and its growth and restructuring objectives. Cash flow from operations in 1997 was $241 million, slightly less than in 1996 but over 25% higher than the prior average ten year period. This operating cash flow was used to reinvest in the business and to pay shareholder dividends.

     Capital expenditures were higher than depreciation and amortization for 1997 due partially to the investment in the North American common distribution and order entry system. Capital expenditures in 1998, other than expenditures required for Year 2000 compliance, are expected to equal depreciation and amortization charges of approximately $80 million.

     Stanley has one of the longest records among industrial companies of paying quarterly dividends to shareholders. The company's objective is to increase dividends at the rate of one-half of the company's earnings growth rate, ultimately reaching a dividend payout ratio (dividends divided by earnings per share) of 25%. Dividends of $.77 per share paid in 1997 represented a 5% increase over 1996 dividends of $.73 per share.

     The company's policy is to offset the dilutive impact of its employee benefit programs (stock awards, options, etc.) through the purchase of shares in the open market. The net activity related to the share repurchase programs was to reduce equity by $45 million in 1997 and $29 million in 1996. This activity has increased over the last several years as a result of increases in the amount of options and other awards and the appreciated market price of the stock. It is anticipated that this activity will continue at similar levels.

     Business acquisition and divestiture activity during the year resulted in a net $24 million cash outflow. As described in the restructuring program, several businesses were sold, the largest of which was the garage related products business in 1997. During 1997 the company also acquired the assets of a European fastener business, Atro Industriale, SpA.

     Debt activities consisted of paydowns of scheduled maturities as well as an increase in short term debt to fund working capital needs. In addition, short term debt and cash were higher at the end of the year due to the timing of cash flows from organizational restructuring which will be eliminated in early 1998 as well as some year end interest arbitrage. Overall, the company's borrowing capacity remains very strong. The debt to total capital ratio of 40.5% was inflated due to the recent restructuring charges.

MARKET RISK

     Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The company is exposed to market risk from changes in foreign currency exchange rates and interest rates.

     Exposure to foreign currency risk results because the company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The company's predominant exposures are in European and Canadian currencies. All cross-currency trade flows arising from sales and procurement activities are consolidated and netted prior to obtaining risk protection, primarily purchased basket options. The company is able to take advantage of its global positioning by using naturally offsetting exposures to reduce the cost of purchasing protection. From time to time, the company also enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. The company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also providing a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of fiscal 1997 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

     The company's exposure to interest rate risk results from its outstanding debt obligations, short term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The company's primary exposure to interest risk comes from its floating rate debt in the US, Canada and Europe and is fairly represented by changes in local LIBOR rates. At January 3, 1998, the result of a hypothetical 1% increase in short term LIBOR rates would not have resulted in a material impact on the pretax profit of the company.

     The company has access to financial resources and borrowing capabilities around the world. As of year end 1997, the company had approximately $381 million of unused lines of credit and $100 million of unissued debt securities registered with the Securities and Exchange Commission. The company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund the restructuring and other initiatives encompassed by its growth strategy.

OTHER MATTERS


ENVIRONMENTAL

     The company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to routine environmental matters.

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

YEAR 2000 SYSTEMS ISSUES

     The company has determined that it will need to modify or replace significant portions of its software and some hardware so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The company also has initiated discussion with its significant suppliers, customers and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems interface with the company's systems or otherwise impact its operations. The company is assessing the extent to which its operations are vulnerable should those organizations fail to properly remediate their computer systems.

     The company's comprehensive Year 2000 initiative is being managed internally by a team of experienced professionals. The team's activities are designed to ensure that there is no adverse effect on the company's core business operations and that transactions with customers, suppliers, and financial institutions are fully supported. The initiative encompasses all business systems, including administrative, manufacturing and distribution equipment that utilize microprocessors. Project completion is expected by mid 1999. While the company believes its plans are adequate to address its Year 2000 concerns, many factors could affect its ultimate success including, but not limited to, the continued availability of outside resources. The project is not expected to exceed $40 to $50 million in cost, some of which is potentially capitalizable. This cost range is based on management's best estimates, which were derived utilizing assumptions about future events. The results could differ materially from those anticipated subject to uncertainties regarding the availability of resources and the impact of the issue on key suppliers and customers among others.


NEW ACCOUNTING PRONOUNCEMENTS

     The FASB issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in June of 1997. These standards establish new disclosures for comprehensive income and segments and will be effective for fiscal 1998. New disclosures will include a comprehensive income number and reporting operating segments in accordance with internal management structure.

CAUTIONARY STATEMENTS

     Certain risks and uncertainties are inherent in the company's ability to achieve operational excellence and deliver sustained, profitable growth to its shareholders as outlined in this Annual Report to Shareholders.

     The company's drive for operational excellence is focused on improving customer service, consolidating multiple manufacturing and distribution facilities, outsourcing non-core activities and converting to common systems. The ability to implement the initiatives associated with these goals is dependent on the company's ability to implement the Stanley Production System and to develop and execute comprehensive plans for facility consolidations, the ability of the organization to complete the transition to a product management structure without losing focus on the business, the availability of vendors to perform non-core functions being outsourced, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand during the transition and other unforeseen events.

     The company's ability to generate sustained, profitable growth is dependent on successfully freeing up resources to fund new product and brand development and new ventures to broaden its markets and to defend market share in the face of intense price competition. Success at developing new products will depend on the ability of the new product development process to foster creativity and identify viable new product ideas as well as the company's ability to attract new product engineers. The achievement of growth through new ventures will depend upon the ability to successfully identify, negotiate, consummate and integrate into operations acquisitions, joint ventures and/or strategic alliances.

     The company's ability to achieve and sustain the improvements resulting from these initiatives will be dependent on the extent of pricing pressure and other changes in its competitive markets, the continued consolidation of customers in consumer channels, increasing global competition, changes in trade, monetary and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of currency exchange rates on the competitiveness of products and recessionary or expansive trends in the economies in which the company operates.

BUSINESS SEGMENT INFORMATION


INDUSTRY SEGMENTS

     The company operates worldwide in three reportable segments: Tools, Hardware and Specialty Hardware. Additional sales detail is provided for the Consumer, Industrial and Engineered tool categories within the Tools segment.

GEOGRAPHIC AREAS

     The company has manufacturing and warehouse facilities and sales offices in the United States, Europe and Other Areas. The company's operations in Europe are principally located in the European Economic Community. Other Areas principally include Canada, Australia, the Far East and Latin America

INDUSTRY SEGMENTS

(Millions of Dollars)      1997      1996      1995
----------------------------------------------------
NET SALES
Tools
   Consumer             $ 754.0   $ 751.1    $756.5
   Industrial             552.2     538.7     534.7
   Engineered             717.4     686.4     678.3
----------------------------------------------------
Total Tools             2,023.6   1,976.2   1,969.5
Hardware                  352.2     340.4     324.2
Specialty Hardware        293.7     354.2     330.6
----------------------------------------------------
   Consolidated       $ 2,669.5 $ 2,670.8 $ 2,624.3
----------------------------------------------------
OPERATING PROFIT (LOSS)
Tools                     $61.1    $196.6    $154.9
Hardware                   16.4      42.4      13.4
Specialty Hardware       (12.3)      12.2      17.8
----------------------------------------------------
   Total                   65.2     251.2     186.1
Net corporate expenses   (59.1)    (48.9)    (37.6)
Interest expense         (24.7)    (28.1)    (35.7)
----------------------------------------------------
   Earnings (loss) before
    income taxes       $ (18.6)    $174.2   $ 112.8
----------------------------------------------------
IDENTIFIABLE ASSETS
Tools                 $ 1,381.2 $ 1,268.2 $ 1,287.5
Hardware                  185.7     178.3     174.9
Specialty Hardware         93.8     105.2      99.5
----------------------------------------------------
                        1,660.7   1,551.7   1,561.9
General corporate assets   98.0     107.9     108.1
----------------------------------------------------
   Total              $ 1,758.7 $ 1,659.6 $ 1,670.0
----------------------------------------------------
Capital Expenditures
Tools                    $ 67.6     $81.0    $ 65.4
Hardware                    7.0      11.8       9.9
Specialty Hardware          6.0       8.3       7.2
DEPRECIATION AND
   AMORTIZATION
Tools                      58.0      58.7      63.6
Hardware                    9.4       9.6      10.9
Specialty Hardware          2.6       4.1       4.1
----------------------------------------------------

GENERAL INFORMATION

     Intercompany sales between geographic areas and between business segments were not significant. Segment information includes allocations of expenses and assets shared by the segments.

     In 1997, sales to a major customer were approximately 12% of consolidated sales but were less than 10% in previous years.

     Operating profit represents net sales less operating expenses. In computing operating profit, the following have been excluded: net corporate expenses, interest expense and income taxes.

     Identifiable assets are those assets used in the company's operations in each segment or area.

GEOGRAPHIC AREAS
(Millions of Dollars)      1997       1996     1995
-----------------------------------------------------
NET SALES
United States         $ 1,900.6  $ 1,911.5 $ 1,884.9
Europe                    423.6      421.8     413.4
Other Areas               345.3      337.5     326.0
-----------------------------------------------------
   Consolidated       $ 2,669.5  $ 2,670.8 $ 2,624.3
-----------------------------------------------------
OPERATING PROFIT (LOSS)
United States           $  83.1    $ 212.5   $ 146.9
Europe                   (18.5)       24.8      26.8
Other Areas                  .6       13.9      12.4
-----------------------------------------------------
   Total                 $ 65.2    $ 251.2    $186.1
-----------------------------------------------------
IDENTIFIABLE ASSETS
United States        $  1,001.6  $   996.0  $1,028.5
Europe                    389.1      321.6     314.1
Other Areas               315.6      277.2     255.9
Eliminations             (45.6)     (43.1)    (36.6)
-----------------------------------------------------
   Total              $ 1,660.7  $ 1,551.7  $1,561.9
-----------------------------------------------------

     Note: In 1997, 1996 and 1995, restructuring charges of $194.8 million, $44.6 million, and $64.2 million, respectively, were included in the Tools segment; charges of $17.8 million in 1997 and $13.6 million in 1995 were included in the Hardware segment; charges of $23.5 million, $.3 million, and $2.0 million, respectively, were included in the Specialty Hardware segment; and charges of $2.4 million, $2.9 million, and $5.7 million, respectively, were included in Net corporate expenses.

     In 1997, 1996 and 1995, restructuring charges of $145.6 million, $17.2 million and $55.2 million, respectively, were included in the United States; charges of $61.8 million, $17.1 million and $16.3 million, respectively, were included in Europe; and charges of $28.7 million, $10.6 million and $8.3 million, respectively, were included in Other Areas.

     Included in Net corporate expenses for 1997 and 1996 were charges of $10.6 million and $7.6 million, respectively, for items specified in the company's employment contract with its chief executive officer.

     The "Operating Results: Pro Forma Comparative Analysis" included in the Management's Discussion and Analysis section of this report provides further analysis of the restructuring charges, asset write-offs and related transition costs.

THE STANLEY WORKS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995
(Millions of Dollars, except per share amounts)                                                1997            1996           1995
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                                 $ 2,669.5       $ 2,670.8      $ 2,624.3
COSTS AND EXPENSES
Cost of sales                                                                               1,783.4         1,795.5        1,789.7
Selling, general and administrative                                                           627.7           608.5          591.7
Interest-net                                                                                   16.6            22.5           30.3
Other-net                                                                                      21.9            22.3           14.3
Restructuring and asset write-offs                                                            238.5            47.8           85.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2,688.1         2,496.6        2,511.5
----------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                                                          (18.6)           174.2          112.8
INCOME TAXES                                                                                  23.3             77.3           53.7
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                                        $ (41.9)         $  96.9         $ 59.1
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK
   BASIC                                                                                    $ (.47)         $  1.09         $  .66
   DILUTED                                                                                  $ (.47)         $  1.08         $  .66
----------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

THE STANLEY WORKS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

January 3, 1998 and December 28, 1996
(Millions of Dollars)                                                                                          1997           1996
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                                   $ 152.2         $ 84.0
Accounts and notes receivable                                                                                 472.5          446.3
Inventories                                                                                                   301.2          338.1
Deferred taxes                                                                                                 51.1           14.0
Other current assets                                                                                           28.3           28.5
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                        1,005.3          910.9
PROPERTY, PLANT AND EQUIPMENT                                                                                 513.2          570.4
GOODWILL AND OTHER INTANGIBLES                                                                                104.1           98.9
OTHER ASSETS                                                                                                  136.1           79.4
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                              $ 1,758.7      $ 1,659.6
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                                                                        $ 80.8          $ 4.9
Current maturities of long-term debt                                                                           50.0           15.1
Accounts payable                                                                                              155.5          130.8
Accrued expenses                                                                                              336.4          230.8
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                                     622.7          381.6
LONG-TERM DEBT                                                                                                283.7          342.6
RESTRUCTURING RESERVES                                                                                         67.6              -
OTHER LIABILITIES                                                                                             176.9          155.3
SHAREHOLDERS' EQUITY
Preferred stock, without par value:
   Authorized and unissued 10,000,000 shares
Common stock, par value $2.50 per share:
   Authorized 200,000,000 shares;
   issued 92,343,410 shares in 1997 and 1996                                                                  230.9          230.9
Retained earnings                                                                                             806.6          919.0
Foreign currency translation adjustment                                                                      (85.3)         (45.5)
ESOP debt                                                                                                   (223.8)        (234.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              728.4          869.6
Less: cost of common stock in treasury
   (3,555,329 shares in 1997 and 3,623,618 shares in 1996)                                                    120.6           89.5
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                                    607.8          780.1
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                $ 1,758.7      $ 1,659.6
----------------------------------------------------------------------------------------------------------------------------------

     See notes to consolidated financial statements.

THE STANLEY WORKS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995
(Millions of Dollars)                                                                            1997          1996           1995
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings (loss)                                                                          $ (41.9)      $   96.9       $   59.1
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
   Depreciation and amortization                                                                 72.4          74.7           81.2
   Restructuring and asset write-offs                                                           238.5          47.8           85.5
   Other non-cash items                                                                        (17.9)          38.5           32.3
   Changes in operating assets and liabilities:
     Accounts and notes receivable                                                             (38.7)        (28.9)         (23.3)
     Inventories                                                                                  8.6        (10.5)          (4.5)
     Accounts payable and accrued expenses                                                       (.7)           9.5         (27.8)
     Income taxes                                                                                21.8          24.3         (24.1)
     Other                                                                                       (.9)           7.6           (.3)
Net cash provided by operating activities                                                       241.2         259.9          178.1
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                                           (73.3)        (78.7)         (66.5)
Capitalized software                                                                           (10.8)        (25.0)         (20.2)
Proceeds from sales of businesses                                                                34.8          36.4              -
Business acquisitions                                                                          (58.4)         (5.3)          (3.3)
Investment in affiliated company                                                               (23.1)             -              -
Other                                                                                             5.4          10.8            4.7
Net cash used by investing activities                                                         (125.4)        (61.8)         (85.3)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                                                                      (7.4)        (26.0)         (83.5)
Proceeds from long-term borrowings                                                                2.8           2.0           86.0
Net short-term financing                                                                         75.3        (72.3)          (5.1)
Proceeds from issuance of common stock                                                           40.5          36.5            5.7
Purchase of common stock for treasury                                                          (83.0)        (65.7)         (13.2)
Cash dividends on common stock                                                                 (68.6)        (67.6)         (75.2)
Net cash used by financing activities                                                          (40.4)       (193.1)         (85.3)
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                         (7.2)           3.6          (1.4)
----------------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                            68.2           8.6            6.1
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                     84.0          75.4           69.3
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                        $ 152.2        $ 84.0         $ 75.4
----------------------------------------------------------------------------------------------------------------------------------


                See notes to consolidated financial statements.

THE STANLEY WORKS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                                 Foreign
                                                       Capital                  Currency
(Millions of Dollars,                     Common     In Excess     Retained  Translation                  Treasury  Shareholders'
except per share amounts)                  Stock  of Par Value     Earnings   Adjustment     ESOP Debt       Stock       Equity
-------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994               $ 115.4        $ 70.1      $ 937.8    $ (56.3)     $  (253.7)   $   (69.1)     $  744.2
Net earnings                                                          59.1                                                 59.1
Currency translation adjustment                                                 (14.3)                                   (14.3)
Cash dividends declared--$.71 per share                             (62.6)                                               (62.6)
Issuance of common stock                                (1.7)                                                 13.9         12.2
Purchase of common stock                                                                                    (16.7)       (16.7)
ESOP debt                                                                                         9.4                       9.4
ESOP tax benefit                                                       3.3                                                  3.3
-------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 30, 1995                  115.4         68.4        937.6      (70.6)        (244.3)       (71.9)        734.6
Two-for-one stock split                    115.5       (66.9)       (48.6)                                                    -
Net earnings                                                          96.9                                                 96.9
Currency translation adjustment                                                   25.1                                     25.1
Cash dividends declared--$.73 per share                             (65.2)                                               (65.2)
Issuance of common stock                                (6.2)        (5.1)                                    53.4         42.1
Purchase of common stock                                                                                    (71.0)       (71.0)
Tax benefit related to stock options                      4.7           .3                                                  5.0
ESOP debt                                                                                         9.5                       9.5
ESOP tax benefit                                                       3.1                                                  3.1
-------------------------------------------------------------------------------------------------------------------------------
Balance December 28, 1996                  230.9       -             919.0       (45.5)       (234.8)       (89.5)        780.1
Net loss                                                            (41.9)                                               (41.9)
Currency translation adjustment                                                  (39.8)                                  (39.8)
Cash dividends declared--$.77 per share                             (68.6)                                               (68.6)
Issuance of common stock                                            (13.4)                                    61.1         47.7
Purchase of common stock                                                                                    (92.2)       (92.2)
Tax benefit related to stock options                                   8.7                                                  8.7
ESOP debt                                                                                        11.0                      11.0
ESOP tax benefit                                                       2.8                                                  2.8
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 3, 1998                $   230.9   $   -         $   806.6   $   (85.3)    $  (223.8)    $ (120.6)     $  607.8
-------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

STANLEY 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. There were 53 weeks in fiscal year 1997 and 52 weeks in fiscal years 1996 and 1995.

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


     Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses were charged to operations in 1997, 1996 and 1995 and were included in Restructuring and asset write-offs on the statement of operations.

FINANCIAL INSTRUMENTS

     To manage interest rate exposure, the company enters into interest rate swap agreements. The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The company enters into forward exchange contracts to hedge intercompany loans and enters into purchased foreign currency options to hedge anticipated transactions. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Changes in the fair value of options, representing a basket of foreign currencies purchased to hedge anticipated cross-currency cash flows, are included in Other-net expense. The company does not use financial instruments for trading or speculative purposes.

INCOME TAXES

     Income tax expense is based on reported earnings (loss) before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE

     In 1997, the company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share". This statement specifies the computation, presentation and disclosure requirements for earnings per share. Under SFAS No. 128, basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share includes the impact of common stock equivalents using the treasury stock method when the effect is dilutive. All per share data has been retroactively restated in accordance with SFAS No. 128.

STOCK-BASED COMPENSATION

     The company accounts for its employee stock compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock. Pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting had been applied, are presented in Note J.

RECLASSIFICATIONS

     Certain prior years amounts have been reclassified to conform with the current year presentation.

B. ACQUISITIONS

     In November 1997, the company acquired the assets of Atro Industriale, a manufacturer and distributor of pneumatic fastening tools, collated nails, and staples for $50.8 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, the 1997 consolidated statement of operations includes the operating results from the acquisition date. The fair value of assets acquired and liabilities assumed was $77.7 million and $26.9 million, respectively. The acquisition did not have a material pro forma impact on operations.

C. ACCOUNTS AND NOTES RECEIVABLE

     Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At January 3, 1998 and December 28, 1996, allowances for doubtful receivables of $19.8 million and $22.5 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of January 3, 1998.

     The company sells certain domestic accounts receivable under a revolving sales agreement. The proceeds from these sales were $61.9 million in 1997, $73.1 million in 1996 and $71.7 million in 1995.

D. INVENTORIES

(Millions of Dollars)                 1997     1996
---------------------------------------------------
Finished products                  $ 203.7  $ 223.2
Work in process                       51.9     61.7
Raw materials                         43.8     50.9
Supplies                               1.8      2.3
---------------------------------------------------
                                   $ 301.2  $ 338.1
---------------------------------------------------

     Inventories in the amount of $160.8 million at January 3, 1998 and $185.2 million at December 28, 1996 were valued at the lower of LIFO cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $120.3 million higher than reported at both January 3, 1998 and December 28, 1996.

E. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)                 1997     1996
---------------------------------------------------
Land                               $  34.7   $ 39.2
Buildings                            239.7    245.1
Machinery and equipment              833.4    872.4
Computer software                     58.3     67.7
---------------------------------------------------
                                   1,166.1  1,224.4
Less: accumulated depreciation
   and amortization                  652.9    654.0
---------------------------------------------------
                                    $513.2   $570.4
---------------------------------------------------

     The provisions for depreciation and amortization for 1997, 1996 and 1995 were $65.2 million, $65.9 million and $68.3 million, respectively.

F. GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $72.2 million and $69.9 million, were as follows:

(Millions of Dollars)                 1997     1996
---------------------------------------------------
Goodwill                            $ 79.0   $ 78.0
Other                                 25.1     20.9
---------------------------------------------------
                                    $104.1   $ 98.9
---------------------------------------------------

G. ACCRUED EXPENSES

(Millions of Dollars)                 1997     1996
---------------------------------------------------
Payroll and related taxes           $ 66.3   $ 68.2
Insurance                             25.9     28.7
Restructuring                         99.7     26.9
Income taxes                          34.1     21.4
Other                                110.4     85.6
---------------------------------------------------
                                    $336.4   $230.8
---------------------------------------------------

H. LONG-TERM DEBT
    AND FINANCING ARRANGEMENTS

(Millions of Dollars)                1997              1996
------------------------------------------------------------
Notes payable in 2002                7.4%  $ 100.0   $ 100.0
Commercial Paper                     5.7%     89.3      89.3
Notes payable in 1998                9.0%     34.8      34.8
Notes payable due
   semiannually to 2005              6.2%     34.3      38.2
Industrial Revenue Bonds due
   in varying amounts to 2010    5.8-6.8%     19.6      21.9
ESOP loan guarantees,
   payable in varying
   monthly installments
   through 2001                      7.7%     46.5      57.5
Other                                          9.2      16.0
------------------------------------------------------------
                                             333.7     357.7

Less: current maturities                      50.0      15.1
------------------------------------------------------------
                                           $ 283.7   $ 342.6
------------------------------------------------------------

     Commercial paper outstanding at January 3, 1998 of $89.3 million is classified as non-current pursuant to the company's intention and ability to continue to finance this obligation on a long-term basis.

     The company has on file with the Securities and Exchange Commission a shelf registration statement covering the issuance of up to $200.0 million of debt securities; as of January 3, 1998, $100.0 million remained unused. The company has unused short and long-term credit arrangements with several banks to borrow up to $300.0 million at the lower of prime or money market rates. Of this amount, $150.0 million is long-term. Commitment fees range from .05% to
 .07%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $80.9 million of which $80.7 million was available at January 3, 1998. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $300.0 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at January 3, 1998 and December 28, 1996 were 6.4% and 15.6%, respectively.

     The company has guaranteed the long-term notes payable to banks of its employee stock ownership plan (ESOP). The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareholders' equity.

     To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps maturing in 1999 that convert $89.3 million of commercial paper debt into Swiss Franc debt (5.3% weighted average rate). The company also has a currency swap that converts $34.3 million of variable rate United States dollar debt to variable rate Dutch Guilder debt (4.0% weighted average rate). See Note I for more information regarding the company's interest rate and currency swap agreements.

     Aggregate annual maturities of long-term debt for the years 1999 to 2002 are $17.1 million, $18.0 million, $104.7 million and $119.3 million, respectively. Interest paid during 1997, 1996 and 1995 amounted to $22.7 million, $26.0 million and $33.9 million, respectively.

     Commercial paper, utilized to support working capital requirements, classified as current was $26.9 million and $1.1 million, as of January 3, 1998 and December 28, 1996, respectively.

I. FINANCIAL INSTRUMENTS

     The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed rate debt proportions, and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(Millions of Dollars)              1997        1996
---------------------------------------------------
Interest rate swaps
Receive fixed-pay variable rates $ 50.0      $ 50.0
   pay rate                        5.7%        5.5%
   receive rate                    6.2%        6.2%
   maturity dates                  2002        2002
Receive variable-pay fixed rates $ 88.0      $ 23.1
   pay rate                        4.4%        4.4%
   receive rate                    5.8%        5.5%
   maturity dates                  1999        1999
Currency swaps                  $ 105.5      $149.7
   pay rate                        4.2%        4.5%
   receive rate                    5.9%        5.8%
   maturity dates             1999-2005   1999-2005
---------------------------------------------------

     The company uses purchased currency options to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At January 3, 1998 and December 28, 1996, the company had forward contracts hedging intercompany loans totaling $15.6 million and $14.5 million, respectively. At January 3, 1998 and December 28, 1996, currency basket options hedged anticipated transactions totaling $166.0 million and $131.4 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, Taiwanese dollars, and major European currencies and generally mature within the next one year period.

     The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

     A summary of the carrying values and fair values of the company's financial instruments at January 3, 1998 and December 28, 1996 is as follows:

(Millions of Dollars)      1997           1996
------------------------------------------------------
                    Carrying  Fair    Carrying   Fair
                      Value   Value     Value    Value
------------------------------------------------------
Long-term debt,
   including
   current portion   $334.3  $336.6    $350.4  $355.4
Currency and
   interest rate swaps (.6)    (.8)       7.3     8.3
------------------------------------------------------
                     $333.7  $335.8    $357.7  $363.7
------------------------------------------------------

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

J. CAPITAL STOCK

STOCK SPLIT

     On April 17, 1996, the shareholders approved an increase in the number of authorized common shares from 110,000,000 to 200,000,000. On that date, the Board of Directors declared a two-for-one common stock split to be effected by the distribution of one additional share for each share outstanding. Such distribution was made on June 3, 1996 to shareholders of record as of May 13, 1996. Accordingly, the stock split was recognized by reclassifying $115.5 million, the par value of the additional shares resulting from the split, from capital in excess of par value and retained earnings to common stock. All shares outstanding and per share amounts were restated to reflect the stock split.

EARNINGS PER SHARE COMPUTATION

     The company adopted SFAS No. 128 in 1997 (see note A). The following table reconciles the weighted average shares outstanding used to calculate basic and diluted earnings per share.

(Millions of dollars, except share
and per share amounts)               1997         1996           1995
-----------------------------------------------------------------------
Net earnings (loss)-
   basic and diluted             $ (41.9)       $  96.9         $ 59.1
-----------------------------------------------------------------------
Basic earnings per share-
   weighted average shares     89,469,849    89,151,668     89,043,185
Dilutive effect of
   employee stock options              -        652,349        795,454
-----------------------------------------------------------------------
Diluted earnings per share-
   weighted average shares     89,469,849    89,804,017     89,838,639
-----------------------------------------------------------------------
Earnings (loss) per share:
   Basic                         $  (.47)       $  1.09        $   .66
   Diluted                       $  (.47)       $  1.08        $   .66

The effect of employee stock options for 1997 was 1,002,456 shares. These shares are not included in the calculations since they are antidilutive.


COMMON STOCK SHARE ACTIVITY

     The activity in common shares for each year, net of treasury stock, was as follows:

                             1997           1996          1995
-------------------------------------------------------------------
Outstanding,
   beginning of year      88,719,792     88,758,830     88,898,750
Issued for employee
   stock plans             2,239,606      2,465,416        698,592
Purchased                (2,171,317)    (2,504,454)      (838,512)
-------------------------------------------------------------------
Outstanding, end of year  88,788,081     88,719,792     88,758,830
-------------------------------------------------------------------

COMMON STOCK RESERVED

     At January 3, 1998 and December 28, 1996, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

                                        1997       1996
----------------------------------------------------------
Employee Stock Purchase Plan         4,666,251   5,400,288
Stock Option Plans                   7,673,877   9,039,112
Long-Term Stock Incentive Plan       2,833,335   2,895,066
----------------------------------------------------------
                                    15,173,463  17,334,466
----------------------------------------------------------


PREFERRED STOCK PURCHASE RIGHTS

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

     In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareholder) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At January 3, 1998, there were 44,394,041 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK OPTIONS AND AWARDS

     The company has a stock option plan for officers and key employees that provides for nonqualified and incentive stock option grants. The company also has a stock option plan that provides for option grants to outside directors of the company. Options are granted at the market price of the company's stock on the date of grant and have a maximum term of 10 years.

     In December 1996, the company recruited a new Chairman and Chief Executive Officer pursuant to a three year employment agreement. In addition to a base salary, bonus and other annual benefits, 200,000 common stock equivalent share units, and an option grant to purchase 1,000,000 shares at $27.562 (the market value on the date of issuance) were awarded under the employment agreement. Each share unit had a market value of $27.75 on the date of the grant and represents the right to receive one share of common stock. The share units will be distributed in three equal annual installments beginning in 2000. In fiscal year 1996, the fair market value of the share units at their grant date was charged to operations and included in Other-net expense in the Statement of Operations. The option, which was approved by shareholders on April 23, 1997 at the Annual Meeting, has a ten year term and is exercisable after June 1997. Fiscal year 1997 includes a charge to operations representing the difference between the exercise price and the fair market value as of the shareholder approval date (effective grant date).

     Information regarding the company's stock option plans is summarized below:

                     1997                   1996                   1995
---------------------------------------------------------------------------
                        Weighted             Weighted              Weighted
                         Average              Average               Average
                        Exercise             Exercise              Exercise
                Options    Price     Options    Price      Options    Price
---------------------------------------------------------------------------
Outstanding,
   beginning
   of year      3,784,738  $21.68   4,821,194  $18.34     4,261,602   $16.84
Granted         1,966,000   35.34     973,450   27.95     1,098,600    23.00
Exercised     (1,365,235)   20.13 (1,973,230)   16.61     (469,814)    15.88
Forfeited       (141,490)   22.21    (36,676)   21.29      (69,194)    16.33
----------------------------------------------------------------------------
Outstanding,
   end of year  4,244,013  $28.49   3,784,738  $21.68     4,821,194   $18.34
----------------------------------------------------------------------------
Options
exercisable,
   end of year  3,285,513  $24.13   2,811,288  $19.51     3,722,594   $16.96
----------------------------------------------------------------------------

Options outstanding as of January 3, 1998 had exercised prices as follows:
899,153 options ranging from $15.06 to $20.19, 2,378,860 options ranging from $23.00 to $28.88 and 966,000 options ranging from $38.25 to $44.41. The weighted average remaining contractual life of these options is 8.6 years.

EMPLOYEE STOCK PURCHASE PLAN

     The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($37.19 per share for fiscal year 1998 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 1997, 1996 and 1995 shares totaling 734,037, 442,960 and 156,752, respectively, were issued under the plan at average prices of $23.69, $19.61 and $17.29 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN

     The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable in shares of common stock as directed by the Committee. The amounts of $3.5 million, $2.5 million and $.4 million were charged to expense in 1997, 1996 and 1995, respectively. Shares totaling 61,731, 14,252 and 47,734 were issued in 1997, 1996 and 1995, respectively. The Compensation and Organization Committee determined in 1994 not to make any further awards under this plan. Accordingly, there will be no further payments under this plan subsequent to the 1993-1997 and 1994-1998 award cycles.

STOCK COMPENSATION PLANS

     The company accounts for stock option grants under its two stock-based compensation plans and stock purchases under the Employee Stock Purchase Plan in accordance with APB No. 25. Accordingly, no compensation cost has been recognized for the majority of stock option grants since the options have exercise prices equal to the market value of the company's common stock at the date of grant. If compensation cost for the company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the company's net earnings (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

                                          1997       1996     1995
--------------------------------------------------------------------
Pro forma net earnings (loss)
   (in millions)                       $  (56.1)   $  90.4  $  55.9
Pro forma earnings (loss) per share:
   Basic                               $   (.63)   $  1.01  $   .63
   Diluted                             $   (.63)   $  1.01  $   .62
--------------------------------------------------------------------

     During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on the stock option grants and employee stock purchases subsequent to January 1, 1995. Therefore, the pro forma amounts may not be indicative of the effects of compensation cost on net earnings
(loss) and earnings (loss) per share in future years. Pro forma compensation cost relating to the stock options is recognized over the six month vesting period, while Employee Stock Purchase Plan compensation cost is recognized on the first day of the plan year. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.8%, 2.6% and 3.1%; expected volatility of 25% for all years; risk-free interest rates of 6.0%, 6.1% and 6.2%; and expected lives of 7 years. The weighted average fair value of stock options granted in 1997, 1996 and 1995 was $15.39, $8.02 and $6.18, respectively. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 1997, 1996 and 1995, respectively: dividend yield of 1.8%, 2.6% and 3.1%; expected volatility of 25% for all years; risk-free interest rates of 6.0%, 5.6% and 5.8%; and expected lives of 1.2 years. The weighted average fair value of those purchase rights granted in 1997, 1996 and 1995 was $8.53, $6.44 and $5.65, respectively.

K. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

     The Savings Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the Plan. The company contributes an amount equal to one-half of the first 7% of employee contributions. The amounts in 1997, 1996 and 1995 under this matching arrangement were $8.2 million, $8.4 million and $8.3 million, respectively.

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

     Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $15.2 million in 1997, $8.6 million in 1996 and $2.6 million in 1995.

     Dividends on ESOP shares, which are charged to shareholders' equity as declared, were $15.2 million, $15.1 million and $14.8 million in 1997, 1996 and 1995, respectively. Interest costs incurred by the ESOP on external debt for 1997, 1996 and 1995 were $4.0 million, $4.8 million and $5.5 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of January 3, 1998, the number of ESOP shares allocated to participant accounts was 8,954,931 and the number of unallocated shares was 10,007,568.

PENSION PLANS

     The company sponsors non-contributory defined benefit pension plans covering substantially all employees. Benefits for salaried and non-union hourly employees are generally based on salary and years of service, while those for collective bargaining employees are based on a stated amount for each year of service. Additionally, the company contributes to several union-sponsored multi-employer plans which provide defined benefits.

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

     Total pension expense includes the following components:

(Millions of Dollars)                   1997    1996    1995
-------------------------------------------------------------
Defined benefit plans:
   Service cost                        $ 22.5  $ 20.8  $ 16.7
   Interest cost                         31.2    31.1    29.8
   Actual return on plan assets        (84.0)  (51.2)  (39.5)
   Net amortization and deferral         48.5    17.8     6.5
   Curtailment loss                       5.7       -       -
-------------------------------------------------------------
   Net pension expense                   23.9    18.5    13.5
Multi-employer plans                       .8      .8      .8
-------------------------------------------------------------
   Total pension expense               $ 24.7  $ 19.3  $ 14.3
-------------------------------------------------------------

     In 1997 the company recognized a $5.7 million pension curtailment loss as part of restructuring charges. This curtailment arose from plant rationalization initiatives as well as the sale of the company's garage related products business.

     The funded status of the company's defined benefit plans at the end of each fiscal year was as follows:

(Millions of Dollars)                     1997                      1996
------------------------------------------------------------------------
                             Plans       Plans        Plans        Plans
                             Where       Where        Where        Where
                            Assets Accumulated       Assets  Accumulated
                            Exceed    Benefits       Exceed     Benefits
                       Accumulated      Exceed  Accumulated       Exceed
                          Benefits      Assets     Benefits       Assets
------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
   Vested                  $ 326.5     $ 12.9       $ 351.4     $ 13.3
   Non-vested                 40.1        6.7           6.0        2.7
------------------------------------------------------------------------
Accumulated
   benefit obligation        366.6       19.6         357.4       16.0
Additional amounts
   related to projected
   pay increases              72.5        6.1          69.6        6.8
------------------------------------------------------------------------
Total projected benefit
   obligation (PBO)          439.1       25.7         427.0       22.8
Plan assets at fair value    518.5        7.1         463.1        7.1
------------------------------------------------------------------------
Assets in excess of
   (less than) PBO            79.4     (18.6)          36.1     (15.7)
Unrecognized net
   (gain) or loss at
   transition                (4.7)         .1         (6.5)         .1
Unrecognized net
   (gain) or loss           (61.9)        2.6        (16.4)        4.2
Unrecognized prior
   service cost                8.2        5.8          11.3        2.7
Adjustment required to
   recognize minimum
   liability                     -      (4.2)             -      (2.5)
------------------------------------------------------------------------
Prepaid (accrued)
   pension expense          $ 21.0   $ (14.3)        $ 24.5    $(11.2)
------------------------------------------------------------------------

Assumptions used for significant defined benefit plans were as follows:

                                1997     1996      1995
-------------------------------------------------------
Discount rate                   7.0%     7.0%      7.0%
Average wage increase           4.5%     4.5%      4.5%
Long-term rate of return
   on assets                    9.0%     9.0%      9.0%
-------------------------------------------------------


POSTRETIREMENT BENEFITS

     The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits.

     The status of the company's plans at the end of each fiscal year was as follows:

(Millions of Dollars)                            1997    1996
--------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                      $11.5   $13.3
   Fully eligible active plan participants         1.9     1.8
   Other active plan participants                  4.1     3.1
--------------------------------------------------------------
                                                  17.5    18.2
Unrecognized net loss                            (1.9)   (2.0)
--------------------------------------------------------------
Accrued postretirement benefit expense           $15.6   $16.2
--------------------------------------------------------------

     Net periodic postretirement benefit expense was $1.9 million in 1997, $2.0 million in 1996 and $2.9 million in 1995.

     The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 9% for 1998 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $.9 million at January 3, 1998 and net periodic postretirement benefit expense for fiscal year 1997 by $.1 million. A weighted average discount rate of 7% was used in measuring the accumulated benefit obligations in both 1997 and 1996.

L. OTHER COSTS AND EXPENSES

     Interest-net for 1997, 1996 and 1995 included interest income of $8.1 million, $5.5 million and $5.3 million, respectively.

     Other-net in 1997 includes a non-cash charge of $10.6 million ($.07 per share), representing the difference between the exercise price and the fair market value of a 1,000,000 share option grant under terms of the company's employment contract with its chief executive officer. This contract resulted in a 1996 charge of $7.6 million ($.08 per share) for the issuance of 200,000 common stock equivalent share units and other immediately vested benefits.

     Advertising costs are expensed as incurred and amounted to $48.2 million in 1997, $52.5 million in 1996 and $54.3 million in 1995.

M. RESTRUCTURING AND ASSET WRITE-OFFS

     In 1997, the company announced a restructuring initiative to streamline its manufacturing, sales, distribution and administration operations, reducing its overall cost structure. The company will reduce manufacturing and distribution facilities locations from 123 to 70. Many of the closures will be effected by consolidating operations into other company facilities, others by outsourcing work to vendors. In addition, the company reorganized its operations into a product management structure, in which eight product groups will be focusing on customers and sales growth through development of new products and expanding market shares. In support of this structure, manufacturing, engineering, sales and service, finance, human resource and information technology functions will be centralized. The implementation of these restructuring initiatives will also result in additional transition costs, which are expected to be incurred through mid-1999. In 1997, restructuring and asset write-off charges of $238.5 million included the write-down of assets ($73.6 million), severance for the termination of approximately 8,900 employees ($139.3 million), other exit costs ($32.2 million) and gains on the divestiture of two businesses ($6.6 million). Pursuant to this restructuring plan, the company terminated 892 employees in 1997. Severance and other exit payments of $14.2 million were made during the year. At January 3, 1998, reserve balances related to the 1997 restructuring activities were $201.0 million, of which $40.9 million relate to the write-down of impaired assets.

     In 1996, the company recorded restructuring and asset write-off charges of $47.8 million for the write-down of assets, severance for approximately 695 employees and other costs associated with a previous restructuring initiative announced in fiscal 1995. Such costs and asset write-offs were primarily related to transfers of production among existing manufacturing facilities, plant closures and resulting workforce reductions ($35.4 million), and impairment of assets related to restructuring initiatives and strategy changes ($9.4 million). The company also divested five businesses during 1996 and recognized an associated net loss of $3.0 million which was included in 1996 restructuring charges.

     In 1995, restructuring and asset write-off charges of $85.5 million included the write-off of assets, severance for approximately 900 employees and other costs. Such costs and asset write-offs were primarily related to exiting three product categories, closing six manufacturing plants, three distribution centers and two support facilities ($53.4 million), and impairment of assets related to restructuring initiatives and strategy changes ($20.7 million). Restructuring charges also included $5.3 million for severance related to a workforce reduction and $6.1 million for a comprehensive SKU reduction program.

     The 1996 and 1995 restructuring initiatives are nearing completion. During 1997 and 1996, payments of $13.7 million and $17.9 million, respectively, were made for severance and other exit costs. At January 3, 1998, the reserve balance for these initiatives was $7.2 million, and is expected to be utilized by the end of 1998.

N. OPERATIONS BY INDUSTRY SEGMENT
     AND GEOGRAPHIC AREA

     Industry Segment and Geographic Area information included on page 19 of this report is an integral part of the financial statements.

O. INCOME TAXES

     Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:


(Millions of Dollars)                 1997     1996     1995
------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                     $ 74.3   $ 78.6   $ 75.4
   Other                               2.0     10.1     12.9
Total deferred tax liabilities        76.3     88.7     88.3
------------------------------------------------------------
Deferred tax assets:
   Employee benefit plans             36.5     23.8     19.8
   Doubtful accounts                   9.7      6.7      5.1
   Inventories                         5.0      5.4      5.6
   Amortization of intangibles        22.8     24.4     15.1
   Accruals                           18.3     18.6     18.0
   Restructuring charges              71.1     15.1     19.2
   Other                                 -      6.1      1.7
Total deferred tax assets            163.4    100.1     84.5
------------------------------------------------------------
Net deferred tax
   assets (liabilities)             $ 87.1   $ 11.4  $ (3.8)
------------------------------------------------------------

Income tax expense consisted of the following:

(Millions of Dollars)           1997     1996     1995
------------------------------------------------------
Current:
   Federal                      $48.5   $ 49.4  $ 26.0
   Foreign                       28.7     19.5    21.1
   State                          8.8     12.6     7.5
   Total current                 86.0     81.5    54.6
------------------------------------------------------
Deferred (benefit):
   Federal                     (36.9)      2.0     1.2
   Foreign                     (21.6)    (3.7)      .3
   State                        (4.2)    (2.5)   (2.4)
   Total deferred (benefit)    (62.7)    (4.2)   (0.9)
------------------------------------------------------
   Total                       $ 23.3   $ 77.3  $ 53.7
------------------------------------------------------

     Income taxes paid during 1997, 1996 and 1995 were $69.1 million, $64.4 million and $74.1 million, respectively.

     The reconciliation of the federal income tax at the statutory federal rate to the income tax at the effective rate was as follows:

(Millions of Dollars)        1997     1996     1995
---------------------------------------------------
Tax at statutory rate     $ (6.5)  $  61.0  $  39.5
State income taxes,
   net of federal benefits    3.8      6.9      5.5
Difference between foreign
   and federal income tax     1.9       .7      1.4
Restructuring reserves       24.3      7.1      8.0
Other-net                    (.2)      1.6     (.7)
---------------------------------------------------
Income taxes              $  23.3  $  77.3  $  53.7
---------------------------------------------------

The components of earnings (loss) before income taxes consisted of the following:

(Millions of Dollars)            1997     1996     1995
--------------------------------------------------------
United States                  $  11.1  $ 156.6  $  78.5
Foreign                         (29.7)     17.6     34.3
--------------------------------------------------------
Total pretax earnings (loss)   $(18.6)  $ 174.2  $ 112.8
--------------------------------------------------------

     Undistributed foreign earnings of $169.5 million at January 3, 1998 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

P. LEASES

     The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

     Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of January 3, 1998 were $22.4 in 1998, $18.3 in 1999, $15.2 in 2000, $11.1 in 2001, $7.3 in 2002 and $29.5 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $15.7 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $34.9 million in 1997, $36.6 million in 1996 and $40.3 million in 1995.

Q. CONTINGENCIES

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

     The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of January 3, 1998, the company had reserves of $31.9 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

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



QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Millions of Dollars, except per share amounts)                                Quarter                          Year
-----------------------------------------------------------------------------------------------------------------------
1997                                                      First         Second         Third       Fourth
-----------------------------------------------------------------------------------------------------------------------
Net sales                                             $   646.6       $  673.6     $   650.5    $   698.8     $2,669.5
Gross profit                                              215.2          227.5         213.9        229.5        886.1
Selling, general and administrative expenses              153.2          153.8         148.2        172.5        627.7
Restructuring and asset write-offs                        (4.6)          137.2         105.9            -        238.5
Net earnings (loss)                                   $    36.7       $ (64.5)     $  (40.6)    $    26.5     $ (41.9)

Net earnings (loss) per share:
   Basic                                              $     .41       $  (.72)     $   (.46)    $     .30     $  (.47)
   Diluted                                            $     .41       $  (.72)     $   (.46)    $     .29     $  (.47)
-----------------------------------------------------------------------------------------------------------------------
1996
Net sales                                             $   635.3       $  677.2      $  672.9    $   685.4     $2,670.8
Gross profit                                              206.0          224.2         224.5        220.6        875.3
Selling, general and administrative expenses              149.0          153.1         151.7        154.7        608.5
Restructuring and asset write-offs                            -            3.8           3.1         40.9         47.8
Net earnings (loss)                                   $    29.6       $   32.6      $   37.7    $   (3.0)     $   96.9

Net earnings (loss) per share:
   Basic                                              $     .33       $    .37      $    .42    $   (.03)     $   1.09
   Diluted                                            $     .33       $    .36      $    .42    $   (.03)     $   1.08
-----------------------------------------------------------------------------------------------------------------------

Note: The second quarter of 1997 includes a charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer. The fourth quarter of 1996 includes a charge of $7.6 million, or $.08 per share, for other elements of this contract.

CORPORATE INFORMATION
-------------------------------------------------------------------------------
BOARD OF DIRECTORS


John M. Trani 1
Chairman and
Chief Executive Officer
The Stanley Works


Mannie L. Jackson 2, 5
Chairman
Harlem Globetrotters International, a division of MJA, Inc.


Hugo E. Uyterhoeven 3, 4
Professor, Graduate School
of Business Administration
Harvard University


Stillman B. Brown 1, 4, 5
Managing General Partner Harcott Associates
Investments


James G. Kaiser 2, 5
Retired; former President
and Chief Executive Officer Quanterra Incorporated, a subsidiary of Corning Incorporated and International Technology Inc.


Walter W. Williams 3, 5
Retired; former Chairman
and Chief Executive Officer
Rubbermaid, Incorporated


Edgar R. Fiedler 3, 4
Retired; former
Vice President and
Economic Counselor
The Conference Board


Eileen S. Kraus 1, 2, 4
Chairman, Connecticut
Fleet National Bank


Kathryn D. Wriston 1, 2, 3
Director of various
organizations


CORPORATE OFFICERS

JOHN A. COSENTINO, JR.
Vice President, Operations
(1997)

WILLIAM D. HILL
Vice President, Engineering and Technology
(1997)

KENNETH O. LEWIS
Vice President, Marketing and Brand Development
(1997)

MARK J. MATHIEU
Vice President, Human Resources
(1997)

THOMAS E. MAHONEY
President, Consumer Sales Americas
(1965)

PAUL W. RUSSO
Vice President, Strategy and Development
(1995)

JOHN M. TRANI
Chairman and Chief Executive Officer
(1997)

STEPHEN S. WEDDLE
Vice President, General Counsel and Secretary
(1978)

THERESA F. YERKES
Vice President and Controller
(1989)

(Joined Stanley)


1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Board Affairs and Public Policy Committee
4 Member of the Finance and Pension Committee
5 Member of the Compensation and Organization Committee

INVESTOR AND SHAREOWNER INFORMATION

COMMON STOCK
-------------------------------------------------------------------------------
The Stanley Works common stock is listed on the New York and Pacific Stock Exchanges under the abbreviated ticker symbol "SWK."

Stock (Dollars per Share)
----------------------------------------------------------------------------
                                     Price                       Dividends
----------------------------------------------------------------------------
                           1997                1996             1997   1996
----------------------------------------------------------------------------
                          High     Low        High      Low
First Quarter               41       28   28   5/8   24 1/16   $.185  $.18
Second Quarter         44  3/8  35  1/2   32 13/16   27  1/8    .185   .18
Third Quarter          47  3/8  39  1/4   30   3/4   23  5/8     .20  .185
Fourth Quarter         47 3/16  39 15/16  30   1/2   26  3/8     .20  .185
----------------------------------------------------------------------------
                                                                $.77  $.73
----------------------------------------------------------------------------

DIVIDENDS

The Stanley Works has an impressive and truly unique dividend record over the long haul:

o Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange-- 121 consecutive years.

o Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange-- 411 consecutive quarters.

o We have increased dividends in each of the past 30 years, and in that same period, an investment in Stanley stock grew at a compound annual rate of 14.4%.



INCREASED DIVIDENDS EVERY YEAR SINCE 1968

Dividend per share in Dollars                          $.77 per share


     [GRAPIC LINE CHART SHOWING INCREASED DIVIDENDS EVERY YEAR SINCE 1968]



TRANSFER AGENT AND REGISTRAR

All shareowner inquiries, including transfer-related matters, should be directed to:
Boston EquiServe, Servicing Agent for
State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
800-426-5523


CORPORATE OFFICES

The company's principal corporate offices are located at:
1000 Stanley Drive, New Britain,
Connecticut 06053.
Telephone 860-225-5111.

ANNUAL MEETING

The annual shareowners' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 15, 1998, in New Britain, Connecticut at the Stanley Center, 1255 Corbin Avenue. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS

Ernst & Young LLP, 225 Asylum Street,
Hartford, Connecticut 06103



FINANCIAL & INVESTOR COMMUNICATIONS

The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

o fulfilling requests for annual reports, proxy statements, form 10-Q, form 10-K, copies of press releases and other company information.

o  meetings with securities analysts and fund managers.

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Director, Investor Relations at (860) 827-3833. We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works releases will be found at the following address on the World Wide Web: http://www.prnewswire.com. Click on "Company News On-Call." Shareowners may also visit our Internet home page at: http://www.stanleyworks.com. Stanley shareowners are also able to call toll-free 800-499-9202 to request a copy of the most recent quarterly release.


 [PHOTOGRAPH OF JOHN M. TRANI AND THE DIRECTORS AT THE NEW YORK STOCK EXCHANGE]


In recognition of Stanley's outstanding dividend record, including its 30th consecutive annual dividend increase, the New York Stock Exchange invited John M. Trani, Chairman and Chief Executive Officer, to ring the opening bell on July 18, 1997.

Use of (R) or (TM) in this annual report indicates trademarks owned by The Stanley Works and its subsidiaries except that Coca-Cola(R) is a registered trademark of the Coca-Cola Company.