Form 10-K, Exhibit 13
period 1999-01-02
STANLEY WORKS
filed 1999-04-01
CIK 93556

                   Summary of Selected Financial Information

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)      1998(A)     1997(B)       1996(C)           1995(D)
-------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS (E)
Net sales                                           $  2,729    $   2,670    $      2,671      $     2,624
Earnings (loss)                                          138          (42)             97               59
Earnings (loss) per share
  Basic                                             $   1.54    $    (.47)   $       1.09      $       .66
  Diluted                                           $   1.53    $    (.47)   $       1.08      $       .66
Percent of Net Sales:
  Cost of sales                                         65.7%        66.8%           67.2%            68.2%
  Selling, general and administrative                   25.1%        23.5%           22.8%            22.5%
  Interest-net                                            .8%          .6%             .8%             1.2%
  Other-net                                               .5%          .8%             .8%              .5%
  Earnings (loss) before income taxes                    7.9%         (.7%)           6.5%             4.3%
  Earnings (loss)                                        5.1%        (1.6%)           3.6%             2.3%
-------------------------------------------------------------------------------------------------------------------

Other Key Information
Total assets                                        $  1,933    $   1,759    $      1,660      $     1,670
Long-term debt                                           345          284             343              391
Shareowners' equity                                 $    669    $     608    $        780      $       735

Ratios:
  Current ratio                                          1.5          1.6             2.4              2.4
  Total debt to total capital                           45.8%        40.5%           31.7%            39.6%
  Income tax rate                                       36.0%      (125.4%)          44.4%            47.6%

  Return on average equity (E),(F)                      21.6%        (6.0)%          12.8%             8.0%

Common Stock Data:
  Dividends per share                               $    .83    $     .77     $       .73      $       .71
  Equity per share at year-end                      $   7.54    $    6.85     $      8.79      $      8.28
  Market price-high                                   57 1/4       47 3/8        32 13/16         26 11/16
              -low                                    23 1/2           28          23 5/8         17 13/16
Average shares outstanding (in thousands)
  Basic                                               89,408       89,470          89,152           89,043
  Diluted                                             90,193       89,470          89,804           89,839

Other Information:
  Earnings (loss) from continuing operations        $    138    $     (42)    $        97      $        59
  Cumulative effect of accounting change                   -            -               -                -
-------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                 $    138    $     (42)    $        97      $        59
Net earnings (loss) per share (F)
  Basic                                             $   1.54    $    (.47)    $      1.09      $       .66
  Diluted                                           $   1.53    $    (.47)    $      1.08      $       .66
Average number of employees                           18,319       18,377          18,903           19,784
Shareowners of record at end of year                  17,963       18,503          17,823           16,919
===================================================================================================================


(A) Includes restructuring-related transition and other non-recurring costs of $85.9 million, or $.61 per share.
(B) Includes charges for restructuring and asset write-offs of $238.5 million, or $2.00 per share, related transition costs of $71.0 million, or $.49 per share, and a non-cash charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.
(C) Includes charges for restructuring and asset write-offs of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its chief executive officer.
(D) Includes charges for restructuring and asset write-offs of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.
(E) Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993; postretirement benefits of $12.5 million, or $.14 per share, in 1991; and income taxes of $13.1 million, or $.15 per share, in 1988.
(F) Earnings per share and return on average equity excluding restructuring charges, asset write-offs, related transition costs and other non-recurring charges would have been $2.14 per share and 18.7% in 1998, $2.08 per share and 19.9% in 1997, $1.83 per share and 18.9% in 1996 and $1.45 per share and 16.6% in 1995.

        1994             1993               1992               1991            1990          1989           1988
---------------------------------------------------------------------------------------------------------------------
    $     2,511   $        2,273      $      2,196        $    1,942      $    1,956       $  1,951      $    1,888
            125               93                98                97             106            117             102

    $      1.40   $         1.03      $       1.07        $     1.12      $     1.26       $   1.35      $     1.18
    $      1.38   $         1.01      $       1.06        $     1.11      $     1.25       $   1.34      $     1.18

           67.1%            68.3%             66.8%             66.0%           65.3%          64.8%           65.6%
           22.3%            22.5%             24.0%             23.8%           23.7%          23.0%           23.0%
            1.2%             1.1%              1.2%              1.3%            1.3%           1.3%            1.7%
            1.4%             1.6%               .8%               .8%.            .9%           1.0%             .6%
            8.0%             6.5%              7.2%              8.1%            8.8%           9.9%            9.1%
            5.0%             4.1%              4.5%              5.0%            5.4%           6.0%            5.4%
---------------------------------------------------------------------------------------------------------------------



    $     1,701   $        1,577       $     1,608        $    1,548      $    1,494       $  1,491      $    1,405
            387              377               438               397             398            416             339
    $       744   $          681       $       696        $      689      $      679       $    659      $      684


            2.1              2.1               2.4               2.4             2.6            2.6             2.6
           39.2%            38.7%             40.1%             37.6%           38.7%          39.6%           35.0%
           37.9%            37.4%             37.9%             38.0%           38.4%          39.6%           40.8%

           17.6%            13.5%             14.1%             14.1%           15.8%          17.3%           15.5%


    $       .69   $          .67       $       .64        $      .61      $      .57       $    .51      $      .46
    $      8.37   $         7.62       $      7.66        $     7.61      $     8.25       $   7.66      $     7.99
        22 7/16         23 15/16           24 1/16                22          19 7/8         19 5/8          15 5/8
        17 7/16         18 15/16            16 1/4                13         13 5/16         13 3/4         12 3/16

         89,550           89,871            91,405            86,532          84,384         86,756          86,217
         90,656           91,296            92,842            87,552          84,770         87,194          86,662


    $       125   $           93       $        98        $       97      $      106       $    117      $      102
              -               (9)                -               (12)              -              -             (13)
---------------------------------------------------------------------------------------------------------------------

    $       125   $           84       $        98        $       85      $      106       $    117      $       89

    $      1.40   $          .94       $      1.07        $      .98      $     1.26       $   1.35      $     1.03
    $      1.38   $          .92       $      1.06        $      .97      $     1.25       $   1.34      $     1.03
         19,445           18,988            18,650            17,420          17,784         18,464          18,988
         17,599           20,018            20,661            21,297          22,045         22,376          23,031

                           STANLEY 1998 ANNUAL REPORT
                              MANAGEMENT REPORT ON
                     RESPONSIBILITY FOR FINANCIAL REPORTING

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

The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by an internal audit function. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by the dissemination of policies and procedures throughout the company.

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

January 28, 1999


/s/ John M. Trani
------------------------------------
John M. Trani
Chairman and Chief Executive Officer


/s/ Theresa F. Yerkes
------------------------------------
Theresa F. Yerkes
Vice President,  Controller

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at January 2, 1999 and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Hartford, Connecticut
January 28, 1999, except for the second paragraph of Note H,
as  to   which   the   date  is   February   24,   1999.

                           STANLEY 1998 ANNUAL REPORT
           MANAGEMENT'S DISCUSSION AND ANALYSIS RESULTS OF OPERATIONS

The company's goal is to become one of the world's Great Brands, delivering sustained, profitable growth. The financial objectives to achieve that goal are sales growth at two times the industry rate, earnings growth in the low- to mid-teens, operating margin in the mid-teens, operating cash flow approximately equal to earnings and return on capital in the low- to mid-twenties. The company has undertaken a major restructuring to consolidate manufacturing and distribution operations, simplify the organizational structure and make other changes to position itself as a low cost producer. The savings associated with those changes are targeted for reinvestment in growth initiatives such as new product and brand development. During 1998, substantial progress was made; however, more fundamental operating problems prevented the attainment of many of the company's financial targets. Worldwide revenues increased 2% and the company reported diluted earnings per share of $1.53 as compared with a loss, the result of restructuring charges, of $.47 per share in 1997.

Net sales in 1998 were $2,729 million, an increase of 2% over 1997. The primary contributors to the revenue gain were the MacDirect venture, growth in consumer mechanics tools, fastening tools and fasteners and acquisitions (Zag and Atro). However, these gains were partially offset by the negative effects of foreign currency translation, primarily Asia and Canada.

Net sales declined between 1996 and 1997, primarily due to divestitures of lower margin businesses. All of the company's core businesses achieved sales increases in 1997; however, these were offset somewhat by the negative effects of currency translation and pricing.

The company's restructuring initiatives are accompanied by costs which affect the financial statements. Restructuring charges in 1997 included severance associated with employment reductions, write-down of assets either disposed of or impaired as a result of the initiatives, environmental costs of remediating facilities to be closed and other similar exit costs. Restructuring-related transition costs are additional costs resulting from these initiatives that are classified as period operating expenses within cost of sales or selling, general and administrative expense. These include the costs of moving production equipment, operating duplicative facilities while transferring production or distribution, consulting costs incurred in planning and implementing changes, and other types of costs that have been incurred to facilitate the changes encompassed by the restructuring initiatives. Management uses its judgment to determine which costs should be classified as transition costs based on whether the costs are unusual in nature, incurred only because of restructuring initiatives and are expected to cease when the transition activities end. In addition, the company is incurring costs to remediate its computer and related systems so that these systems will function properly with regard to date issues related to the year 2000. Because the presence of restructuring charges, restructuring-related transition costs and non-recurring Year 2000 remediation costs obscure the underlying trends within the company's businesses, the company also provides information on its reported results excluding these identifiable costs. These pro forma or "core" results are the basis of business segment information. In addition, the narrative regarding results of operations has been expanded to provide information as to the effects of these items on each financial statement category.

The company reported gross profit of $936 million, or 34.3% of sales. This represented an increase of $50 million, or 6%, over prior year gross profit of $886 million, or 33.2% of sales. The improvement reflects productivity gains from restructuring and centralized procurement activities, the MacDirect venture, and lower spending on transition costs. The full impact of these initiatives was diluted, however, by lower profitability in the fourth quarter due to soft volume and the associated under-absorption in manufacturing operations. Included in cost of sales were restructuring-related transition costs, primarily for plant rationalization activities, of $17 million in 1998 and $31 million in 1997. The higher costs in 1997 related to demand flow manufacturing implementation activities in several facilities. Core gross profit, excluding transition costs, was $953 million, or 34.9% of sales, up from $917 million or 34.4% of sales in the prior year. Contributing to the higher margins were the growth of the MacDirect venture, increased volume and the savings from restructuring and other productivity initiatives.

Gross profit also increased from 1996 to 1997, the result of manufacturing efficiencies from higher volume and the savings realized from restructuring and procurement initiatives. Excluding transition costs, core gross profit as a percent of sales increased from 33.4% in 1996 to 34.4% in 1997.

Selling, general and administrative expenses were $685 million, or 25.1% of sales, up $57 million from the prior year expenses of $628 million, or 23.5% of sales. Approximately $30 million of the increase represented higher restructuring-related and other non-recurring costs, which increased from $40 million in 1997 to $69 million in 1998. Incremental spending on systems conversions for the Year 2000 ("Y2K") remediation of $39 million drove the increase. To the greatest extent possible, the Y2K systems solutions are being designed to provide a common computer platform to directly facilitate the centralization of functions envisioned by the restructuring initiatives. The restructuring-related transition costs in selling, general and administrative expense represent consulting for structural reorganization, recruiting and relocation of employees, the cost of transition employees involved in reorganizing the functions and the cost of moving and maintaining duplicative distribution facilities. Excluding transition and non-recurring Y2K costs, selling, general and administrative expenses would have been $616 million, or 22.6% of sales, as compared with $588 million, or 22.0% of sales, in 1997. The increase is primarily due to higher selling costs associated with the MacDirect venture, which were partially offset by savings from restructuring and other productivity initiatives. The MacDirect venture entails adding a direct sales force in lieu of traditional third party distribution for the Mac(R) branded product line. Higher gross margins more than offset these increased operating expenses. The company has reinvested the benefits realized from the restructuring and other productivity initiatives in engineering and brand development.

Selling, general and administrative expenses increased $19 million from 1996 to 1997, primarily the result of increased transition costs. Excluding these costs, core selling, general and administrative expenses would have been 22.0% of sales as compared with 22.1% in 1996.

Net interest expense increased 39% to $23 million in 1998, primarily due to additional debt for funding acquisitions and higher levels of working capital. The decrease in interest expense from 1996 to 1997 reflected lower average borrowings as well as lower effective interest rates.

Other net expense was $13 million in 1998 and $22 million in 1997 and 1996. Included in 1997 and 1996 are non-cash charges related to the recruitment of the company's chief executive officer. These include an $11 million charge taken in 1997 to reflect the value of stock options granted and $8 million in 1996 reflecting the value of stock rights awarded under the terms of a three-year employment contract.

The company's effective tax rate was 36% in 1998. While prior years were significantly affected by non-deductible restructuring charges, the pro forma effective rate on core earnings for 1997 and 1996 was 37.5% and 38%, respectively. Favorable fourth quarter 1998 tax settlements, which yielded cash refunds, as well as tax restructuring initiatives finalized during the year resulted in the decrease in overall rate.

FOURTH QUARTER
While unit volume growth was consistent throughout the first three quarters of 1998, in the fourth quarter unit volume sales declined 6%. About half the decline resulted from the absence of a fourteenth week which had been present in the prior fiscal year. Other major contributors to the decline were the fact that large U.S. customers did not take advantage of year-end rebates to the extent they had previously and the company experienced operational difficulties in the European sales and distribution reorganization. Primarily as a result of the sales decline, gross margins in the fourth quarter as a percent of sales were 32.6% as compared with 32.9% in the prior year.

BUSINESS SEGMENT RESULTS
In 1998 the company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of a Business Enterprise and Related Information". As a result, the company changed its depiction of operating segments to Tools and Doors. Prior year amounts have been restated for comparability. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. The company assesses the performance of its business segments using Core Operating Profit, which excludes restructuring charges, restructuring-related transition and other non-recurring costs; segment eliminations are also excluded.

Tools                      1998               1997        1996
---------------------------------------------------------------
(Millions of Dollars)
Net Sales                $2,108             $2,024    $  1,976
Core Operating Profit    $  279             $  277    $    245
% of Net Sales             13.2%              13.7%       12.4%
===============================================================

Net sales increased 4% in 1998, due primarily to the growth of the MacDirect venture and acquisitions. Growth in consumer mechanics tools and fastening tools and fasteners also contributed to higher sales. Operating profit increased, although as a percent of sales it was slightly lower than the prior year. Productivity gains from procurement and restructuring initiatives were offset by lower margins and absorption on lower fourth quarter sales and by operating inefficiencies at the Mechanics Tools wrench and socket plants.

Net sales increased 2% in 1997 over 1996 with particular strength in fastening tools and fasteners. All product lines experienced sales growth; however, the gains were partially offset by price reductions, particularly in fastening tools. Operating margins increased to 13.7% of sales from 12.4% due to manufacturing efficiencies from higher volume and restructuring savings.

Doors                      1998          1997        1996
-------------------------------------------------------------
(Millions of Dollars)
Net Sales                $  621        $  646      $    695
Core Operating Profit    $   59        $   52      $     55
% of Net Sales              9.5%          8.1%          7.9%
=============================================================

Net sales decreased 4% in 1998 as compared to 1997, due to the divestiture in 1998 of the European automatic door business as well as the February 1997 divestiture of the US garage related products business. In addition, all remaining product lines experienced a sales decline except for the automatic door business in the US. Operating margin improved to 9.5%, primarily the result of the divestitures, restructuring initiatives and reduction in material costs.

Net sales decreased 7% from 1996 to 1997. The divestiture of the US garage related products business as well as start up difficulties in moving hardware products to a new central distribution facility were the primary contributors. Operating profit improved to 8.1% from 7.9% due to the divestiture and benefits from restructuring initiatives.

RESTRUCTURING ACTIVITIES
The company made substantial progress on its restructuring initiatives in 1998. The plan called for spending $340 million (approximately $240 million of restructuring charges recorded in 1997 and $100 million of transition costs from 1997 to 1999) to generate annual savings of $145 million, all of which was to be reinvested in growth initiatives. To date the company has closed 39 facilities and reduced employment by approximately 3,000 people. Generally, the plans are progressing as originally identified; however, there has been a shift toward closing more distribution centers, which will result in lower severance costs offset by additional asset write-offs. In addition, the Year 2000 systems remediation activities have delayed several of the functional centralization projects that are dependent on achieving common systems. Those initiatives may not be completely implemented until the end of 2000; however, the delay in timing is not expected to seriously affect the anticipated results of the restructuring program. The company anticipates closing 20 additional facilities as part of the initiatives. Reserves established for restructuring activities at the beginning of 1998 were $167 million, of which $128 million related to severance, $13 million related to environmental remediation, and $26 million to other exit costs. Severance of $26 million was paid in 1998, and payments for other exit costs of $7 million also reduced reserves. The reserve balances at the end of 1998 were $110 million, of which $73 million related to severance, and $37 million to environmental remediation and other exit costs. Reserves classified as short term were $90 million. Total program transition costs are still anticipated to be approximately $100 million, with $60 million having been incurred to date. The funding for cash outlays associated with completing the restructuring initiatives is expected to come from operating cash flow.

Annual savings of $65 million have been generated by the initiatives, all of which have been reinvested into funding growth.

FINANCIAL CONDITION
LIQUIDITY, SOURCES AND USES OF CAPITAL
The company has historically generated strong cash flows from operations. During 1998 the company generated only $56 million in operating cash flow, down $185 million from the prior year. The reasons for the decline were twofold. Almost half was attributable to increased levels of working capital, primarily inventory. During 1998, the company experienced customer service and other operational problems, and responded with higher inventory levels as a partial solution. This phenomenon is expected to reverse, as evidenced by an $11 million drop in inventories in the fourth quarter of 1998, as improved procedures in distribution, customer service and production planning are implemented. In addition to the temporary increase in working capital, the company made cash payments of $33 million for its restructuring activities, primarily severance, and incurred $86 million in restructuring-related transition and Y2K remediation costs. Cash outflows relating to the restructuring and remediation activities are expected to continue, although at a slightly reduced level, throughout 1999.

Funding for working capital and the 1998 acquisition of Zag Industries was provided by increased short-term borrowing. Short-term sources of funds were used for the acquisitions with the intent of ultimately securing medium term financing. In February 1999, the company issued $120 million of 5 year debt to capitalize on the current interest rate environment. Total borrowings increased by $152 million to $567 million at the end of 1998. The company's debt to capital ratio of 45.8% is inflated due to the recent restructuring charges. The company's objective is to return to pre-restructuring levels of 30 to 40%.

Investment in capital of $57 million in 1998 was lower than traditional levels and lower than depreciation and amortization. Facility consolidations, continued outsourcing and the Stanley Production System (which focuses on continuous improvement) collectively reduced the requirement for operating capital, although the level of spending is anticipated to return to a more traditional level.

Dividends increased 8% in 1998. The company's objective is to deliver dividend growth equal to one-half the company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%.

The company's policy is to offset the dilutive impact of its employee benefit programs (stock awards, options, etc.) through the purchase of shares in the open market. The net activity related to the share repurchase program was to reduce equity by $10 million in 1998.

MARKET RISK
Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The company is exposed to market risk from changes in foreign currency exchange rates and interest rates.

Exposure to foreign currency risk results because the company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The company's predominant exposures are in European, Canadian and Asian currencies. All cross-currency trade flows arising from sales and procurement activities are consolidated and netted prior to obtaining risk protection, primarily purchased basket options. The company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. From time to time, the company also enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. The company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also to provide a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 1998 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The company's exposure to interest rate risk results from its outstanding debt obligations, short term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The company's primary exposure to interest risk comes from its floating rate debt in the US, Canada and Europe and is fairly represented by changes in LIBOR rates. At January 2, 1999, the result of a hypothetical one percentage point increase in short term LIBOR rates would not have resulted in a material impact on the pretax profit of the company.

The company has access to financial resources and borrowing capabilities around the world. As of year end 1998, the company had approximately $100 million of unissued debt securities registered with the Securities and Exchange Commission, which were subsequently issued in February 1999. The company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund the restructuring and other initiatives encompassed by its growth strategy.

OTHER MATTERS
ENVIRONMENTAL
The company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to routine environmental matters.

The company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever circum-stances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the company believes that any sum it may pay in connection with environmental matters in excess of the amounts recorded will not have a materially adverse effect on its financial position, results of operations or liquidity.

YEAR 2000 SYSTEMS ISSUES

Since many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, these business systems may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in the company's supply, manufacturing, distribution and financial chains.

A Y2K project office was established in September 1997 and is staffed with internal managers who are responsible for oversight and implementation of the comprehensive Y2K project. Approximately 60% of the internal information technology resources were committed to Y2K remediation efforts in 1998. The scope of the project includes: ensuring the compliance of all applications, operating systems and hardware on mainframe, PC and LAN platforms; addressing issues related to software and non-IT embedded systems used in plant and distribution facilities; and addressing the compliance of key suppliers and customers. The project has four phases: inventory and assessment of systems and equipment affected by the Y2K issue; definition of strategies to address affected systems and equipment; remediation or replacement of affected systems and equipment; and testing that each is Year 2000 compliant.

With respect to ensuring the compliance of all applications, operating systems and hardware (other than PCs) on the company's various computer platforms, the assessment and definition of strategies phases have been completed. It is estimated that 60% of the remediation or replacement and testing phases have been completed with most of the major information systems expected to be completed by mid 1999. The inventory of all PC's and related equipment is 95% complete with assessment, remediation and testing 30% complete and expected to be fully complete by October 1999.

With respect to addressing issues related to software and non-IT embedded systems used in the company's manufacturing and distribution facilities, the assessment and definition of strategies phases have been completed. The remediation or replacement phase, as well as testing, are expected to be completed by the end of the third quarter 1999.

The company will develop contingency plans for remediation projects where the risk of non-completion is identified to be greater than remote. The company anticipates the need to develop contingency plans for only one project, because its expected completion date is in the second half of 1999.

It is currently estimated that the aggregate cost of the company's Y2K efforts will be approximately $95 to $120 million, of which approximately $40 million of incremental costs has been spent to date. It is expected that no more than 25% of the total cost will be capitalized.

The company relies on numerous third party suppliers in the operation of its business. Interruption in the operations of any material supplier due to Y2K issues could affect company operations. The company has initiated efforts to evaluate the status of its most critical suppliers' progress and this process is expected to be complete by mid 1999.

In addition, interruptions in customers' operations due to Y2K issues could result in reduced sales, increased inventory or receivable levels and cash flow reductions. While these events are possible, the company's customer base is broad enough to minimize the impact of the failure of any single customer interface. The company is currently assessing its customer interfaces and expects to begin testing by mid 1999.

EURO CONVERSION
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the euro. The euro will trade on currency exchanges and
may  be  used  in  business   transactions.   Beginning  in  January  2002,  new
euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The company's operating subsidiaries affected by the euro conversion are developing plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others, (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency. The company has not yet completed its estimate of the potential impact likely to be caused by the euro conversion; however, it is not expected to have a material impact on its results of operations, liquidity or financial condition.

NEW ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in fiscal year 2000. The adoption of this standard is not expected to have a material impact on the company's results of operations, or financial condition.

CAUTIONARY STATEMENTS
The statements contained in this Annual Report to Shareowners regarding the company's ability to achieve operational excellence and deliver sustained, profitable growth, (e.g., sales growth at twice the industry rate, earnings growth in the low- to mid-teens and dividend growth), are forward looking and inherently subject to risk and uncertainty.

The company's drive for operational excellence is focused on improving customer service, consolidating multiple manufacturing and distribution facilities, outsourcing non-core activities and converting to common systems. The ability to implement the initiatives associated with these goals is dependent on the company's ability to increase the effectiveness of its routine business processes and to develop and execute comprehensive plans for facility consolidations, the ability of the organization to complete the transition to a product management structure without losing focus on the business, the availability of vendors to perform non-core functions being outsourced, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand during the transition and other unforeseen events.

The company's ability to generate sustained, profitable growth is dependent on successfully freeing up resources to fund new product and brand development and new ventures to broaden its markets and to defend market share in the face of price competition. Success at developing new products will depend on the ability of the new product development process to foster creativity and identify viable new product ideas as well as the company's ability to attract new product engineers and to design and implement strategies to effectively commercialize the new product ideas. The achievement of growth through new ventures will depend upon the ability to successfully identify, negotiate, consummate and integrate into operations acquisitions, joint ventures and/or strategic alliances.

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

Many statements contained in the discussion of the state of the company's Y2K readiness are also forward looking and inherently subject to risk and uncertainty. The nature, scope and cost of the company's Y2K project is based on management's best estimates. These estimates are based in part on information obtained from third parties (including customers, suppliers and consultants hired to assist in the Y2K compliance program) and in part on numerous assumptions regarding future events (including the ability of software vendors to implement new operating systems or deliver upgrades and repairs as promised, and the availability of new computer hardware and consultants to meet the company's planned needs). Due to the general level of uncertainty inherent in Y2K analysis, the company is unable to determine conclusively whether the consequences of potential Y2K failures by either the company or its customers and key suppliers will have a material impact on the company's results of operations, liquidity or financial condition. It is likely, however, that if the company is unable to complete its Y2K project as planned or if the company's key suppliers and customers or a sizable number of its smaller suppliers and customers fail to remediate their systems, this will have a material adverse impact on the company's results of operations, liquidity and financial condition. The company's Y2K project is expected to significantly reduce the company's level of uncertainty about the Y2K problem, and to reduce the likelihood of risk of interruptions to routine business operations.

STANLEY 1998 ANNUAL REPORT
BUSINESS SEGMENT
INFORMATION


BUSINESS SEGMENTS

In 1998, the company adopted SFAS No. 131, "Disclosure about Segments of a Business Enterprise and Related Information." Prior period amounts have been restated for comparability.

The company operates worldwide in two reportable business segments: Tools and Doors. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware.

BUSINESS SEGMENTS
(MILLIONS OF DOLLARS)      1998               1997        1996
=================================================================

NET SALES
Tools                   $ 2,107.8          $ 2,023.6   $ 1,976.2
Doors                       621.3              645.9       694.6

-----------------------------------------------------------------
Consolidated            $ 2,729.1          $ 2,669.5   $ 2,670.8
=================================================================

OPERATING PROFIT
Tools                   $   278.6          $   276.8   $   245.1
Doors                        58.9               52.6        54.6
-----------------------------------------------------------------
                            337.5              329.4       299.7
Restructuring, transition
  and other costs           (85.9)            (320.1)      (88.3)
Other-net                   (13.1)             (11.3)      (14.7)
Interest-net                (23.1)             (16.6)      (22.5)
-----------------------------------------------------------------
Earnings (loss) before
   income taxes         $   215.4          $   (18.6)  $   174.2
=================================================================

SEGMENT ASSETS
Tools                   $ 1,462.9          $ 1,227.6   $ 1,256.9
Doors                       279.6              291.5       318.0
-----------------------------------------------------------------
                          1,742.5            1,519.1     1,574.9
Corporate assets            190.4              239.6        84.7
-----------------------------------------------------------------
Consolidated            $ 1,932.9          $ 1,758.7   $ 1,659.6
=================================================================

CAPITAL EXPENDITURES
Tools                   $    53.1          $    70.2   $    81.1
Doors                        11.6               13.9        20.9

DEPRECIATION AND
  AMORTIZATION
Tools                   $    57.2          $    53.5   $    52.7
Doors                        14.2               11.7        13.2
-----------------------------------------------------------------

GENERAL INFORMATION

The company assesses the performance of its reportable business segments using operating profit, which follows the same accounting policies as those described in Note A to the Financial Statements. Operating profit excludes interest-net, other-net, and income tax expense. In addition, operating profit excludes restructuring and asset write-offs, restructuring-related transition costs associated with the company's restructuring plans and other non-recurring costs. Corporate and shared expenses are allocated to each segment. Sales between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets. Corporate assets and unallocated assets are cash, deferred income taxes and certain other assets. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of the Stanley subsidiary.

Sales to one customer in both the Tools and Doors segments were approximately 14% and 12% of consolidated net sales in 1998 and 1997, respectively, and were less than 10% in 1996.

GEOGRAPHIC AREAS
(MILLIONS OF DOLLARS)      1998               1997        1996
================================================================

NET SALES
United States           $ 1,953.4          $ 1,900.6   $ 1,909.3
Other Americas              211.9              227.1       209.8
Europe                      467.5              423.6       421.8
Asia                         96.3              118.2       129.9
----------------------------------------------------------------
Consolidated            $ 2,729.1          $ 2,669.5   $ 2,670.8
================================================================

LONG-LIVED ASSETS
United States           $   461.1         $    479.7   $   544.8
Other Americas               25.4               31.0        33.1
Europe                      284.3              159.8       119.4
Asia                         41.7               46.8        51.4
Other                        34.0               36.1         -
----------------------------------------------------------------
Consolidated            $   846.5         $    753.4   $   748.7
================================================================

                     Consolidated Statements of Operations

FISCAL YEARS ENDED JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                            1998            1997        1996
=============================================================================================================
Net Sales                                                             $ 2,729.1       $ 2,669.5     $ 2,670.8
Costs and Expenses
Cost of sales                                                           1,792.8         1,783.4       1,795.5
Selling, general and administrative                                       684.7           627.7         608.5
Interest-net                                                               23.1            16.6          22.5
Other-net                                                                  13.1            21.9          22.3
Restructuring and asset write-offs                                            -           238.5          47.8
-------------------------------------------------------------------------------------------------------------
                                                                        2,513.7         2,688.1       2,496.6
-------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                                       215.4           (18.6)        174.2
-------------------------------------------------------------------------------------------------------------
Income Taxes                                                               77.6            23.3          77.3
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                                   $   137.8       $   (41.9)    $    96.9
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Per Share of Common Stock
    Basic                                                             $    1.54       $    (.47)    $    1.09
    Diluted                                                           $    1.53       $    (.47)    $    1.08
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                          Consolidated Balance Sheets

January 2, 1999 and January 3, 1998

(MILLIONS OF DOLLARS)                                             1998       1997
====================================================================================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     $    110.1  $    152.2
Accounts and notes receivable                                      517.0       472.5
Inventories                                                        380.9       301.2
Deferred taxes                                                      43.6        51.1
Other current assets                                                34.8        28.3
------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                             1,086.4     1,005.3
PROPERTY, PLANT AND EQUIPMENT                                      511.4       513.2
GOODWILL AND OTHER INTANGIBLES                                     196.9       104.1
OTHER ASSETS                                                       138.2       136.1
------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $  1,932.9  $  1,758.7
====================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                         $    207.8  $     80.8
Current maturities of long-term debt                                14.2        50.0
Accounts payable                                                   172.1       155.5
Accrued expenses                                                   308.0       336.4
------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                          702.1       622.7
LONG-TERM DEBT                                                     344.8       283.7
RESTRUCTURING RESERVES                                              34.2        67.6
OTHER LIABILITIES                                                  182.4       176.9
SHAREOWNERS' EQUITY
Preferred stock, without par value:
    Authorized and unissued 10,000,000 shares
Common stock, par value $2.50 per share:
    Authorized 200,000,000 shares;
    issued 92,343,410 shares in 1998 and 1997                      230.9       230.9
Retained earnings                                                  867.2       806.6
Accumulated other comprehensive loss                               (84.6)      (85.3)
ESOP debt                                                         (213.2)     (223.8)
------------------------------------------------------------------------------------
                                                                   800.3       728.4
Less: cost of common stock in treasury
    (3,571,482 shares in 1998 and 3,555,329 shares in 1997)        130.9       120.6
------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                          669.4       607.8
------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                     $  1,932.9  $  1,758.7
====================================================================================

See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

Fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996

(MILLIONS OF DOLLARS)                                         1998      1997     1996
=======================================================================================
OPERATING ACTIVITIES:
Net earnings (loss)                                        $  137.8  $  (41.9) $   96.9
Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities:
    Depreciation and amortization                              79.7      72.4      74.7
    Restructuring and asset write-offs                          --      238.5      47.8
    Other non-cash items                                       32.5     (17.9)     38.5
Changes in operating assets and liabilities:
    Accounts and notes receivable                             (41.7)    (38.7)    (28.9)
    Inventories                                               (78.0)      8.6     (10.5)
    Accounts payable and accrued expenses                     (61.8)      (.7)      9.5
    Income taxes                                               (5.4)     21.8      24.3
    Other                                                      (6.9)      (.9)      7.6
---------------------------------------------------------------------------------------
Net cash provided by operating activities                      56.2     241.2     259.9
---------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                          (56.9)    (73.3)    (78.7)
Capitalized software                                           (7.8)    (10.8)    (25.0)
Proceeds from sales of businesses                               3.0      34.8      36.4
Business acquisitions                                         (99.9)    (58.4)     (5.3)
Investment in affiliated company                                --      (23.1)      --
Other                                                          10.5       5.4      10.8
---------------------------------------------------------------------------------------
Net cash used by investing activities                        (151.1)   (125.4)    (61.8)
---------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                                    (40.0)     (7.4)    (26.0)
Proceeds from long-term borrowings                             60.9       2.8       2.0
Net short-term financing                                      126.7      75.3     (72.3)
Proceeds from issuance of common stock                         21.9      40.5      36.5
Purchase of common stock for treasury                         (42.0)    (83.0)    (65.7)
Cash dividends on common stock                                (73.9)    (68.6)    (67.6)
---------------------------------------------------------------------------------------
Net cash provided (used) by financing activities               53.6     (40.4)   (193.1)
---------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         (.8)     (7.2)      3.6
---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (42.1)     68.2       8.6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  152.2      84.0      75.4
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                     $  110.1  $  152.2  $   84.0
=======================================================================================

See notes to consolidated financial statements.

           Consolidated Statements of Changes In Shareowners's Equity

Fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                                 ACCUMULATED
                                                          CAPITAL                      OTHER
(MILLIONS OF DOLLARS, EXCEPT              COMMON        IN EXCESS    RETAINED  COMPREHENSIVE              TREASURY  SHAREOWNERS'
PER SHARE AMOUNTS)                         STOCK     OF PAR VALUE    EARNINGS  INCOME (LOSS)  ESOP DEBT      STOCK        EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995                 $ 115.4       $ 68.4      $ 937.6      $ (70.6)    $ (244.3)    $   (71.9)     $ 734.6
Two-for-one stock split                     115.5        (66.9)       (48.6)                                                  -
Comprehensive income (loss):
    Net earnings                                                       96.9
    Currency translation adjustment                                                 25.1
Total comprehensive income (loss)                                                                                          122.0
Cash dividends declared-$.73 per share                                (65.2)                                               (65.2)
Issuance of common stock                                  (6.2)        (5.1)                                   53.4         42.1
Purchase of common stock                                                                                      (71.0)       (71.0)
Tax benefit related to stock options                       4.7           .3                                                  5.0
ESOP debt                                                                                         9.5                        9.5
ESOP tax benefit                                                        3.1                                                  3.1
--------------------------------------------------------------------------------------------------------------------------------
Balance December 28, 1996                   230.9          -          919.0        (45.5)      (234.8)        (89.5)       780.1
Comprehensive income (loss):
    Net loss                                                          (41.9)
    Currency translation adjustment                                                (39.8)
Total comprehensive income (loss)                                                                                          (81.7)
Cash dividends declared-$.77 per share                                (68.6)                                               (68.6)
Issuance of common stock                                              (13.4)                                   61.1         47.7
Purchase of common stock                                                                                      (92.2)       (92.2)
Tax benefit related to stock options                                    8.7                                                  8.7
ESOP debt                                                                                        11.0                       11.0
ESOP tax benefit                                                        2.8                                                  2.8
--------------------------------------------------------------------------------------------------------------------------------
Balance January 3, 1998                     230.9          -          806.6        (85.3)      (223.8)       (120.6)       607.8
Comprehensive income (loss):
    Net earnings                                                      137.8
    Currency translation adjustment                                                  2.1
    Minimum pension liability                                                       (1.4)
Total comprehensive income (loss)                                                                                          138.5
Cash dividends declared-$.83 per share                                (73.9)                                               (73.9)
Issuance of common stock                                               (8.5)                                   33.8         25.3
Purchase of common stock                                                                                      (44.1)       (44.1)
Tax benefit related to stock options                                    2.4                                                  2.4
ESOP debt                                                                                        10.6                       10.6
ESOP tax benefit                                                        2.8                                                  2.8
--------------------------------------------------------------------------------------------------------------------------------
Balance January 2, 1999                   $ 230.9    $    -         $ 867.2      $ (84.6)    $ (213.2)     $ (130.9)     $ 669.4
================================================================================================================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

A. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 1998 and 1996 and 53 weeks in 1997.

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

FOREIGN CURRENCY TRANSLATION
For most foreign operations, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings.

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

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses were charged to operations in 1997 and 1996 and were included in Restructuring and asset write-offs on the statement of operations.

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

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," which is effective in fiscal year 2000. The adoption of this standard is not expected to have a material impact on the company's balance sheet, operating results or cash flows.

INCOME TAXES
Income tax expense is based on reported earnings (loss) before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE
Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share includes the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

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

B. ACQUISITIONS
In August 1998, the company acquired Zag Industries Ltd. (Zag), an innovator and producer of plastic storage products, for $129.3 million. The purchase price included a cash payment of $114.4 million, contingent payments based on Zag's estimated earnings over a five year period and acquisition related costs. The purchase price was allocated to the fair market value of the assets acquired and liabilities assumed and resulted in goodwill of $94.3 million, which is being amortized over a 40 year period.

In November 1997, the company acquired the assets of Atro Industriale, a manufacturer and distributor of pneumatic fastening tools, collated nails, and staples for $46.3 million.

The aforementioned acquisitions were accounted for as purchase transactions and, accordingly, the operating results have been included in the company's consolidated financial statements since the dates of acquisition. The acquisitions did not have a material pro forma impact on operations.

C. ACCOUNTS AND NOTES RECEIVABLE
Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At January 2, 1999 and January 3, 1998, allowances for doubtful receivables of $26.7 million and $19.8 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of January 2, 1999.

The company sells certain domestic accounts receivable under a revolving sales agreement. The proceeds from these sales were $68.8 million in 1998, $61.9 million in 1997 and $73.1 million in 1996.

D. INVENTORIES
(MILLIONS OF DOLLARS)                         1998        1997
================================================================

Finished products                         $    273.3  $    203.7
Work in process                                 52.5        51.9
Raw materials                                   55.1        45.6
----------------------------------------------------------------
                                           $   380.9  $    301.2
================================================================

Inventories in the amount of $218.6 million at January 2, 1999 and $160.8 million at January 3, 1998 were valued at the lower of LIFO cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $113.9 million and $120.3 million higher than reported at January 2, 1999 and January 3, 1998, respectively.

E. PROPERTY, PLANT AND EQUIPMENT
(MILLIONS OF DOLLARS)                         1998        1997
================================================================

Land                                     $      36.5   $    34.7
Buildings                                      229.0       239.7
Machinery and equipment                        873.3       833.4
Computer software                               59.7        58.3
----------------------------------------------------------------
                                             1,198.5     1,166.1
Less: accumulated depreciation
  and amortization                             687.1       652.9
----------------------------------------------------------------
                                         $     511.4   $   513.2
================================================================

The provisions for depreciation and amortization for 1998, 1997 and 1996 were $71.4 million, $65.2 million and $65.9 million, respectively.

F. GOODWILL AND OTHER INTANGIBLES
Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $80.2 million and $72.2 million, were as follows:

(MILLIONS OF DOLLARS)                         1998        1997
================================================================

Goodwill                                  $    177.0   $    79.0
Other                                           19.9        25.1
----------------------------------------------------------------
                                          $    196.9   $   104.1
================================================================


G. ACCRUED EXPENSES
(MILLIONS OF DOLLARS)                         1998        1997
================================================================

Payroll and related taxes                 $     53.5   $    66.3
Insurance                                       30.6        25.9
Restructuring                                   90.3        99.7
Income taxes                                    26.3        34.1
Other                                          107.3       110.4
----------------------------------------------------------------
                                          $    308.0   $   336.4
================================================================

H. LONG-TERM DEBT
   AND FINANCING ARRANGEMENTS
(MILLIONS OF DOLLARS)                         1998        1997
===============================================================

Notes payable in 2002                  7.4%  $ 100.0    $ 100.0
Commercial Paper                       5.2%    150.0       89.3
Notes payable in 1998                            -         34.8
Notes payable due semiannually
  to 2005                              6.1%     31.3       34.3
Industrial Revenue Bonds due in
  varying amounts to 2010          5.8-6.8%     19.6       19.6
ESOP loan guarantees,
  payable in varying
  monthly installments
  through 2009                         6.1%     39.6       46.5
Other                                           18.5        9.2
---------------------------------------------------------------
                                               359.0      333.7
Less: current maturities                        14.2       50.0
---------------------------------------------------------------
                                             $ 344.8    $ 283.7
===============================================================

Commercial paper outstanding at January 2, 1999 of $150.0 million is classified as non-current pursuant to the company's intention and ability to continue to finance this obligation on a long-term basis.

As of January 2, 1999, the company had on file with the Securities and Exchange Commission a shelf registration statement covering the issuance of up to $200.0 million of debt securities, of which $100.0 million was unused. The remaining debt securities were issued and used to refinance commercial paper on February 24, 1999. The company has unused short and long-term credit arrangements with several banks to borrow up to $400.0 million at the lower of prime or money market rates. Of this amount, $150.0 million is long-term. Commitment fees range from .06% to .07%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $113.4 million, of which $86.0 million was available at January 2, 1999. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $400.0 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at January 2, 1999 and January 3, 1998 were 5.4% and 6.4%, respectively.

The company has guaranteed the long-term notes payable to banks of its employee stock ownership plan (ESOP). During 1998, the notes payable were refinanced, thereby reducing the interest rate from 7.7% to 6.1% and extending the maturity through 2009. The guarantee is reflected in the consolidated balance sheets as long-term debt with a corresponding reduction in shareowners' equity.

To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps maturing in 1999 that convert $89.3 million of commercial paper debt into Swiss Franc debt (5.4% weighted average rate). The company also has a currency swap that converts $31.3 million of variable rate United States dollar debt to variable rate Dutch Guilder debt (3.9% weighted average rate). See Note I for more information regarding the company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for the years 2000 to 2003 are $12.1 million, $161.8 million, $125.7 million and $12.8 million, respectively. Interest paid during 1998, 1997 and 1996 amounted to $31.2 million, $22.7 million and $26.0 million, respectively.

Commercial paper, utilized to support working capital requirements, classified as current was $148.5 million and $26.9 million, as of January 2, 1999 and January 3, 1998, respectively.

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

(Millions of Dollars)                           1998        1997
===================================================================

Interest rate swaps
Receive fixed-pay variable rates             $   -       $  50.0
  pay rate                                       -           5.7%
  receive rate                                   -           6.2%
  maturity dates                                 -          2002
Receive variable-pay fixed rates             $ 167.8     $  88.0
  pay rate                                       5.1%        4.4%
  receive rate                                   5.2%        5.8%
  maturity dates                              1999-2003   1999
Currency swaps                               $ 106.8     $ 105.5
  pay rate                                       4.9%        4.2%
  receive rate                                   5.7%        5.9%
  maturity dates                              1999-2005   1999-2005
===================================================================

The company uses purchased currency options to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At January 2, 1999 and January 3, 1998, the company had forward contracts hedging intercompany loans totaling $15.6 million. At January 2, 1999 and January 3, 1998, currency basket options hedged anticipated transactions totaling $79.4 million and $166.0 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Japanese yen, Australian dollars, Taiwanese dollars, and major European currencies and generally mature within the next one year period.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

A summary of the carrying values and fair values of the company's financial instruments at January 2, 1999 and January 3, 1998 is as follows:

(MILLIONS OF DOLLARS)               1998             1997
=================================================================

                               Carrying  Fair   Carrying  Fair
                                Value    Value    Value   Value
-----------------------------------------------------------------
Long-term debt,
  including current portion    $ 356.2 $ 351.6  $ 334.3  $ 336.6
Currency and
  interest rate swaps              2.8     2.9      (.6)     (.8)
-----------------------------------------------------------------
                               $ 359.0 $ 354.5  $ 333.7  $ 335.8
=================================================================

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

J. CAPITAL STOCK
EARNINGS PER SHARE COMPUTATION
The following table reconciles the weighted average shares outstanding used to calculate basic and diluted earnings per share.

(MILLIONS OF DOLLARS, EXCEPT SHARE
AND PER SHARE AMOUNTS)                  1998          1997        1996
========================================================================

Net earnings (loss)-
  basic and diluted                   $  137.8       $ (41.9)    $  96.9
========================================================================
Basic earnings per share-
  weighted average shares           89,407,980    89,469,849  89,151,668
Dilutive effect of
  employee stock options               785,342             -     652,349
------------------------------------------------------------------------
Diluted earnings per share-
  weighted average shares           90,193,322    89,469,849  89,804,017
========================================================================
Earnings (loss) per share:
  Basic                               $   1.54       $  (.47)    $  1.09
  Diluted                             $   1.53       $  (.47)    $  1.08
========================================================================

The effect of employee stock options for 1997 was 1,002,456 shares. These shares are not included in the calculations since they are antidilutive.

COMMON STOCK SHARE ACTIVITY
The activity in common shares for each year, net of treasury stock, was as follows:

                                1998          1997        1996
==================================================================

Outstanding,
  beginning of year          88,788,081    88,719,792  88,758,830
Issued for employee
  stock plans                   977,865     2,239,606   2,465,416
Purchased                      (994,018)   (2,171,317) (2,504,454)
------------------------------------------------------------------
Outstanding, end of year     88,771,928    88,788,081  88,719,792
==================================================================

COMMON STOCK RESERVED
At January 2, 1999 and January 3, 1998, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

                                            1998        1997
==============================================================
Employee Stock Purchase Plan             4,298,753   4,666,251
Stock Option Plans                       7,175,538   7,673,877
Long-term incentive plans                6,765,342   2,833,335
--------------------------------------------------------------
                                        18,239,633  15,173,463
==============================================================

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

In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At January 2, 1999, there were 44,385,964 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK OPTIONS AND AWARDS
The company has a stock option plan and a Long-Term Incentive Plan (LTIP) for key executives. Each provides for the grant of stock options. The LTIP also provides for the grant of restricted stock and other awards. The company also has a stock option plan that provides for option grants to outside directors of the company. Options are granted at the market price of the company's stock on the date of grant and have a maximum term of 10 years.

In December 1996, the company recruited a new Chairman and Chief Executive Officer pursuant to a three year employment agreement and granted him 200,000 common stock equivalent share units and an option to purchase 1,000,000 shares at $27.562 (the market value on the date of issuance). Each share unit had a market value of $27.75 on the date of the grant and represents the right to receive one share of common stock. The share units will be distributed in three equal annual installments beginning in 2000. In fiscal year 1996, the fair market value of the share units at their grant date was charged to operations and included in Other-net expense in the Statement of Operations. The option grant, which was approved by shareowners on April 23, 1997, has a ten year term. Fiscal year 1997 includes a charge to operations representing the difference between the exercise price and the fair market value as of the shareowner approval date.

Information regarding the company's stock option plans is summarized below:

                                        1998                       1997                       1996
===================================================================================================
                                     Weighted                   Weighted                   Weighted
                                      Average                    Average                    Average
                                     Exercise                   Exercise                   Exercise
                           Options      Price         Options      Price         Options      Price
===================================================================================================
Outstanding,
  beginning
  of year                4,244,013      $28.49      3,784,738     $ 21.68      4,821,194     $18.34
Granted                  1,358,467       29.10      1,966,000       35.34        973,450      27.95
Exercised                 (498,339)      21.55     (1,365,235)      20.13     (1,973,230)     16.61
Forfeited                 (279,250)      43.20       (141,490)      22.21        (36,676)     21.29
---------------------------------------------------------------------------------------------------
Outstanding,
  end of year            4,824,891      $29.56      4,244,013     $ 28.49      3,784,738     $21.68
===================================================================================================
Options
  exercisable,
  end of year            3,627,424      $29.02      3,285,513     $ 24.13      2,811,288     $19.51
===================================================================================================

Options outstanding as of January 2, 1999 had exercise prices as follows:
1,182,274 options ranging from $15.06 to $23.00, 2,583,417 options ranging from $27.56 to $39.09 and 1,059,200 options ranging from $41.53 to $55.98. The weighted average remaining contractual life of these options is 8.2 years.

EMPLOYEE STOCK PURCHASE PLAN
The Employee Stock Purchase Plan enables substantially all employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($37.19 per share for fiscal year 1998 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 1998, 1997 and 1996 shares totaling 367,498, 734,037 and 442,960, respectively, were issued under the plan at average prices of $35.16, $23.69 and $19.61 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN
The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable in shares of common stock as directed by the Committee. The amounts of $1.6 million, $3.5 million and $2.5 million were charged to expense in 1998, 1997 and 1996, respectively. Shares totaling 67,993, 61,731 and 14,252 were issued in 1998, 1997 and 1996, respectively. The Compensation and Organization Committee determined in 1994 not to make any further awards under this plan. Accordingly, there will be no further payments under this plan subsequent to the 1994-1998 award cycle.

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

                                            1998         1997         1996
===========================================================================

Pro forma net earnings (loss)
  (in millions)                           $ 128.9     $  (56.1)     $  90.4
Pro forma earnings (loss) per share:
  Basic                                   $  1.44     $   (.63)     $  1.01
  Diluted                                 $  1.43     $   (.63)     $  1.01
===========================================================================

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on the stock option grants and employee stock purchases subsequent to January 1, 1995. Therefore, the pro forma amounts may not be indicative of the effects of compensation cost on net earnings (loss) and earnings (loss) per share in future years. Pro forma compensation cost relating to the stock options is recognized over the six month vesting period, while Employee Stock Purchase Plan compensation cost is recognized on the first day of the plan year. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 3.1%, 1.8% and 2.6% expected volatility of 35% for 1998 and 25% for 1997 and 1996; risk-free interest rates of 5.4%, 6.0% and 6.1%; and expected lives of 7 years. The weighted average fair value of stock options granted in 1998, 1997 and 1996 was $10.90, $15.39 and $8.02, respectively. The fair value of the employees' purchase rights under the Employee Stock Purchase

Plan was estimated using the following assumptions for 1998, 1997 and 1996, respectively: dividend yield of 3.1%, 1.8% and 2.6%; expected volatility of 35% for 1998 and 25% for 1997 and 1996; risk-free interest rates of 4.8%, 6.0% and 5.6%; and expected lives of 1.2 years. The weighted average fair value of those purchase rights granted in 1998, 1997 and 1996 was $7.21, $8.53 and $6.44, respectively.

K. EMPLOYEE BENEFIT PLANS
EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The Account Value Plan (formerly the Savings Plan) provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the plan. The company contributes an amount equal to one-half of the first 7% of employee contributions, all of which is invested in the company's common stock. The amounts in 1998, 1997 and 1996 under this matching arrangement were $7.9 million, $8.2 million and $8.4 million, respectively. In 1998, the investment options for plan participant contributions were enhanced to include a variety of investment funds in addition to the company's common stock.

In 1998, the ESOP was expanded to include an additional non-contributory benefit for U.S. salaried and non-union hourly employees to replace the pre-existing defined benefit plan. Under the new benefit arrangement, the company contributes amounts ranging from 2% to 7% of employee compensation based on age, ($9.5 million in 1998). Assets of the new benefit are invested in equity securities and bonds.

Shares of the company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the company in 1991, both of which were refinanced in 1998. The external ESOP borrowings are guaranteed by the company and are included in long-term debt. Shareowners' equity reflects both the internal and the external borrowing arrangements.

Shares are released to participant accounts based on principal and interest payments of the underlying debt. These shares along with allocated dividends and shares purchased on the open market are assigned to fund share requirements of the employee contributions, employer contributions and the dividends earned on participant account balances.

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in income of $5.1 million in 1998, $15.2 million in 1997 and $8.6 million in 1996.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $15.2 million in 1998 and 1997 and $15.1 million in 1996. Interest costs incurred by the ESOP on external debt for 1998, 1997 and 1996, were $2.9 million, $4.0 million and $4.8 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of January 2, 1999, the number of ESOP shares allocated to participant accounts was 8,346,220 and the number of unallocated shares was 9,261,385.

PENSION AND OTHER BENEFIT PLANS
The company sponsors non-contributory pension plans covering substantially all employees. Benefits for salaried and non-union hourly employees are generally based on salary and years of service, while those for collective bargaining employees are based on a stated amount for each year of service. Additionally, the company contributes to several union-sponsored multi-employer plans which provide defined benefits. In 1998, the company replaced the defined benefit plan for U.S. salaried and non-union hourly employees with a defined contribution plan, which was incorporated into the ESOP. The new plan was actuarially designed to replace the benefits of the pre-existing defined benefit plan. Additional service benefits under the pre-existing plan were frozen as of January 31, 1998, resulting in a net $3.1 million curtailment loss. Contributions under the new plan began in February 1998.

The company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments. If the plans are terminated or merged with another plan within three years following a change in control of the company, any excess plan assets are to be applied to increase the benefits of all participants.

The components of net periodic pension cost are as follows:

(MILLIONS OF DOLLARS)               1998          1997       1996
===================================================================

Service cost                      $  11.1       $  22.5    $  20.8
Interest cost                        31.6          31.2       31.1
Expected return on plan assets      (43.4)        (37.2)     (35.2)
Amortization of transition
  asset                              (1.2)         (1.7)      (1.7)
Amortization of prior service cost    1.4           1.5        1.5
Other                                 2.0           2.7        2.8
Curtailment loss                      3.1           5.7        -
-------------------------------------------------------------------
Net periodic pension cost         $   4.6       $  24.7    $  19.3
===================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $31.9 million, $22.0 million and $6.8 million as of January 2, 1999, and $25.7 million, $19.6 million and $7.1 million, respectively as of January 3, 1998.

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $1.9 million in 1998 and 1997 and $2.0 million in 1996.

The funded status of the company's pension and other benefit plans at the end of each fiscal year was as follows:

(MILLIONS OF DOLLARS)                  1998     1997      1998    1997
========================================================================
                                      Pension  Benefits  Other  Benefits
========================================================================
Change in benefit obligation
Benefit obligation at end of
  prior year                         $ 464.8  $ 448.7   $ 17.5  $  18.2
Service cost                            11.1     22.5      0.6      0.6
Interest cost                           31.6     31.2      1.2      1.2
Actuarial (gains) losses                38.8     12.5     (4.1)    (5.1)
Foreign currency exchange rates         (0.8)    (6.4)     -        -
Benefits paid                          (32.9)   (43.7)     2.2      2.6
------------------------------------------------------------------------
Benefit obligation at end
  of year                              512.6    464.8     17.4     17.5
------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at end
  of prior year                        525.6    470.6      -        -
Actual return on plan assets            35.1     85.9      -        -
Foreign currency exchange rate
  changes                                1.3     (4.8)     -        -
Employer contribution                    5.0     17.6      -        -
Benefits paid                          (32.9)   (43.7)     -        -
------------------------------------------------------------------------
Fair value of plan assets at end
  of year                              534.1    525.6      -        -
------------------------------------------------------------------------
Funded status-assets in excess
  (less than) benefit obligation        21.5     60.8    (17.4)   (17.5)
Unrecognized prior service cost          9.7     14.0      -        -
Unrecognized net actuarial
  (gain) loss                          (15.5)   (59.3)     2.2      1.9
Unrecognized net asset
  at transition                         (3.5)    (4.6)     -        -
------------------------------------------------------------------------
Net amount recognized                $  12.2  $  10.9   $(15.2) $ (15.6)
------------------------------------------------------------------------
Amounts recognized in the
  consolidated balance sheet
Prepaid benefit cost                 $  31.4  $  28.8   $  -    $   -
Accrued benefit liability              (21.8)   (22.1)   (15.2)   (15.6)
Intangible asset                         1.2      4.2      -        -
Accumulated other
  comprehensive income                   1.4      -        -        -
------------------------------------------------------------------------
Net amount recognized                $  12.2  $  10.9   $(15.2) $ (15.6)
========================================================================

Assumptions used for significant pension benefit plans were as follows:

                                              1998        1997
---------------------------------------------------------------
Discount rate                                  6.5%        7.0%
Average wage increase                          4.5%        4.5%
Expected return on plan assets                10.0%        9.0%
===============================================================

Reducing the discount rate used for measuring the benefit obligation resulted in an actuarial loss of approximately $40 million, included in the change in benefit obligation.

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.4% for 1998 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $1.1 million at January 2, 1999 and net periodic postretirement benefit expense for fiscal year 1998 by $.1 million. A one percentage point decrease in the assumed health care cost trend rate would have an immaterial effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for fiscal 1998. A weighted average discount rate of 6.5% and 7% was used in measuring the accumulated benefit obligations for 1998 and 1997, respectively.

L. OTHER COSTS AND EXPENSES
Interest-net for 1998, 1997 and 1996 included interest income of $7.9 million, $8.1 million and $5.5 million, respectively.

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

Advertising costs are expensed as incurred and amounted to $46.2 million in 1998, $48.2 million in 1997 and $52.5 million in 1996. Marketing costs for 1998, 1997 and 1996 amounted to $61.4 million, $25.0 million and $23.9 million, respectively.

M. RESTRUCTURING AND ASSET
     WRITE-OFFS

In 1997, the company announced a restructuring initiative to streamline its manufacturing, sales, distribution and administration operations, reducing its overall cost structure. The company will close approximately 59 manufacturing and distribution facilities. Many of the closures will be effected by consolidating operations into other company facilities, others by outsourcing work to vendors. In addition, the company reorganized its operations into a product management structure, in which product marketing groups will be focusing on customers and sales growth through development of new products and expanding market shares. In support of this structure, manufacturing, engineering, sales and service, finance, human resource and information technology functions will be centralized. The implementation of these restructuring initiatives results in additional transition costs, which are expected to be incurred through mid-1999. In 1997, restructuring and asset write-off charges of $238.5 million included the write-down of assets ($73.6 million), severance for the termination of approximately 8,900 employees ($139.3 million), other exit costs ($32.2 million) offset by gains on the divestiture of two businesses ($6.6 million).

As of January 2, 1999, 39 manufacturing and distribution facilities have been closed. In 1998 and 1997, approximately 2,100 and 900 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $26.1 million and $9.2 million and other exit payments of $6.2 million and $5.0 million were made in 1998 and 1997, respectively. Since the restructuring program was announced, certain modifications were made to components of the plan, primarily a shift toward closing more distribution facilities. This will result in lower severance costs, offset by additional asset write-offs. The overall expected costs of the restructuring program have not changed and there have been no material adjustments to the liability. The company believes the existing reserves are sufficient to complete the restructuring initiatives. At January 2, 1999 and January 3, 1998, reserve balances related to the 1997 restructuring were $154.3 million and $208.0 million, of which $44.0 million and $40.9 million relate to the write-down of impaired assets, respectively.

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

The 1996 and 1995 restructuring initiatives are complete. During 1998 and 1997, payments of $.9 million and $13.7 million, respectively, were made for severance and other exit costs.

N. BUSINESS SEGMENT AND
GEOGRAPHIC AREA

Business Segment and Geographic Area information included on page 36 of this report is an integral part of the financial statements.

O. INCOME TAXES
Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(MILLIONS OF DOLLARS)                          1998        1997
=================================================================

Deferred tax liabilities:
  Depreciation                              $   71.7    $   74.3
  Other                                          5.5         2.0
-----------------------------------------------------------------
Total deferred tax liabilities                  77.2        76.3
-----------------------------------------------------------------

Deferred tax assets:
  Employee benefit plans                        36.6        36.5
  Doubtful accounts                             14.0         9.7
  Inventories                                    7.6         5.0
  Amortization of intangibles                   17.1        22.8
  Accruals                                      16.7        18.3
  Restructuring charges                         62.0        71.1
  Other                                          9.9         8.8
-----------------------------------------------------------------
                                               163.9       172.2
Valuation allowance                             (9.1)       (8.8)
-----------------------------------------------------------------
Total deferred tax assets                      154.8       163.4
-----------------------------------------------------------------
Net deferred tax assets                     $   77.6    $   87.1
=================================================================

Valuation allowances reduce the deferred tax asset attributable to foreign and state loss carryforwards to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income and capital gains in specific foreign countries and specific states, or changes in circumstances which cause the recognition of the benefits to become more likely than not.

Income tax expense consisted of the following:

(MILLIONS OF DOLLARS)            1998          1997        1996
=================================================================

Current:
  Federal                       $ 55.5        $ 48.5      $ 49.4
  Foreign                         13.9          28.7        19.5
  State                            7.6           8.8        12.6
-----------------------------------------------------------------
  Total current                   77.0          86.0        81.5
-----------------------------------------------------------------
Deferred (benefit):
  Federal                          (.9)        (36.9)        2.0
  Foreign                          1.4         (21.6)       (3.7)
  State                             .1          (4.2)       (2.5)
-----------------------------------------------------------------
Total deferred (benefit)            .6         (62.7)       (4.2)
-----------------------------------------------------------------
Total                           $ 77.6        $ 23.3      $ 77.3
=================================================================

Income taxes paid during 1998, 1997 and 1996 were $71.0 million, $69.1 million and $64.4 million, respectively.

The reconciliation of the federal income tax at the statutory federal rate to the income tax at the effective rate was as follows:

(MILLIONS OF DOLLARS)           1998           1997        1996
================================================================

Tax at statutory rate         $   75.4       $  (6.5)   $   61.0
State income taxes,
  net of federal benefits          5.0           3.8         6.9
Difference between foreign
  and federal income tax           (.4)          1.9          .7
Restructuring reserves             -            24.3         7.1
Other-net                         (2.4)          (.2)        1.6
----------------------------------------------------------------
Income taxes                  $   77.6       $  23.3    $   77.3
================================================================

The components of earnings (loss) before income taxes consisted of the following:

(MILLIONS OF DOLLARS)            1998          1997        1996
================================================================
United States                  $ 148.6       $  11.1     $ 156.6
Foreign                           66.8         (29.7)       17.6
----------------------------------------------------------------
Total pretax earnings (loss)   $ 215.4       $ (18.6)    $ 174.2
================================================================

Undistributed foreign earnings of $149.7 million at January 2, 1999 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

P. LEASES
The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of January 2, 1999 were $21.1 in 1999, $16.8 in 2000, $12.6 in
2001, $7.8 in 2002, $15.9 in 2003 and $22.8 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $11.6 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $45.1 million in 1998, $34.9 million in 1997 and $36.6 million in 1996.

Q. CONTINGENCIES

In the normal course of business, the company is involved in various lawsuits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including 13 Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of January 2, 1999, the company had reserves of $30.8 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

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

QUARTERLY RESULTS OF
OPERATIONS (UNAUDITED)

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------
                                                                                         Quarter                         Year
                                                                   -------------------------------------------------    ------
 1998                                                                  First       Second        Third       Fourth
------------------------------------------------------------------------------------------------------------------------------
 Net sales                                                         $   671.9     $   691.8    $   689.6     $  675.8 $ 2,729.1
 Gross profit                                                          236.9         242.9        236.4        220.1     936.3
 Selling, general and administrative expenses                          171.1         166.1        172.7        174.8     684.7
 Net earnings                                                      $    36.4     $    42.2    $    33.4     $   25.8 $   137.8

 Net earnings per share:
    Basic                                                          $     .41     $     .47    $     .37     $    .29 $    1.54
    Diluted                                                        $     .40     $     .47    $     .37     $    .29 $    1.53
------------------------------------------------------------------------------------------------------------------------------
 1997
------------------------------------------------------------------------------------------------------------------------------
 Net sales                                                         $   646.6     $   673.6    $   650.5     $  698.8 $ 2,669.5
 Gross profit                                                          215.2         227.5        213.9        229.5     886.1
 Selling, general and administrative expenses                          153.2         153.8        148.2        172.5     627.7
 Restructuring and asset write-offs                                     (4.6)        137.2        105.9          -       238.5
 Net earnings (loss)                                               $    36.7     $   (64.5)   $   (40.6)    $   26.5 $   (41.9)

 Net earnings (loss) per share:
    Basic                                                          $     .41     $    (.72)   $    (.46)    $    .30 $    (.47)
    Diluted                                                        $     .41     $    (.72)   $    (.46)    $    .29 $    (.47)
------------------------------------------------------------------------------------------------------------------------------

Note: The second quarter of 1997 includes a charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.

                             Corporate Information

BOARD OF DIRECTORS

JOHN M. TRANI (1)
Chairman and
Chief Executive Officer
The Stanley  Works

STILLMAN B. BROWN (1), (4), (5)
Managing General Partner
Harcott Associates Investments

EDGAR R. FIEDLER (2), (4)
Retired; former Vice President
and Economic Counselor
The Conference Board

MANNIE L. JACKSON (4), (5)
Chairman
Harlem Globetrotters International,
a division of MJA, Inc.

JAMES G. KAISER (2), (3)
Chairman, Avenir Partners
automotive retailing; former President and
Chief Executive Officer Quanterra
Incorporated, a subsidiary of Corning
Incorporated and International
Technology Inc.

EILEEN S. KRAUS (1), (2), (4)
Chairman, Connecticut
Fleet National Bank

HUGO E. UYTERHOEVEN (3), (5)
Professor emeritus, Graduate School
of Business Administration
Harvard University

WALTER W. WILLIAMS (3), (5)
Retired; former Chairman and
Chief Executive Officer
Rubbermaid,   Incorporated

KATHRYN  D.  WRISTON  (1),  (2),  (3)
Director  of  various organizations

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Board Affairs and Public Policy Committee
(4) Member of the Finance and Pension Committee
(5) Member of the Compensation and Organization Committee

CORPORATE OFFICERS

WILLIAM D. HILL
Vice President, Engineering and Technology
(1997)

STEF G.H. KRANENDIJK
President Europe
(1998)

KENNETH O. LEWIS
Vice President, Marketing and Brand Development
(1997)

MARK J. MATHIEU
Vice President, Human Resources
(1997)

PAUL W. RUSSO
Vice President, Strategy and Development
(1995)

JOHN M. TURNER
President, Consumer Sales Americas
(1998)

JOHN M. TRANI
Chairman and Chief Executive Officer
(1997)

STEPHEN S. WEDDLE
Vice President, General Counsel and Secretary
(1978)

THERESA F. YERKES
Vice President and Controller
(1989)

(Joined Stanley)

                      Investor and Shareowner Information

COMMON ST0CK

The Stanley Works common stock is listed on the New York and Pacific Stock Exchanges under the abbreviated ticker symbol "SWK", and is a component of the S&P 500 Composite Stock Price Index.

COMMON STOCK (DOLLARS PER SHARE)
-----------------------------------------------------------------------------
                   Price                                        Dividends
-----------------------------------------------------------------------------
                         1998               1997            1998       1997
-----------------------------------------------------------------------------
                   High       Low      High      Low
-----------------------------------------------------------------------------

First Quarter     56 1/16    42 1/4    41        28          $.20     $.185

Second Quarter    57 1/4     40 1/2    44 3/8    35  1/2      .20      .185

Third Quarter     47 3/4     27 1/8    47 3/8    39  1/4      .215     .20

Fourth Quarter    32 9/16    23 1/2    47 3/16   39 15/16     .215     .20

-----------------------------------------------------------------------------
                                                             $.83     $.77
-----------------------------------------------------------------------------

DIVIDENDS

The Stanley Works has an impressive and truly unique dividend record over the long haul:

     Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange -- 122 CONSECUTIVE YEARS.

     Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange -- 415 CONSECUTIVE QUARTERS.

     We have increased dividends in each of the past 31 YEARS, and in that same period, an investment in Stanley stock grew at a compound annual rate of 12.6%.


                   INCREASED DIVIDENDS EVERY YEAR SINCE 1968


DIVIDEND PER SHARE IN DOLLARS                      $.83 PER SHARE
-----------------------------------------------------------------------------






                               (GRAPHIC OMITTED)






-----------------------------------------------------------------------------


TRANSFER AGENT AND REGISTRAR

All shareowner inquiries, including transfer-related matters, should be directed to:

EquiServe, Servicing Agent for State Street Bank and Trust Company P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757

CORPORATE OFFICES

The company's principal corporate offices are located at:
1000 Stanley Drive, New Britain, CT 06053 - (860) 225-5111

ANNUAL MEETING

The annual shareowners' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 28, 1999, in Columbus, Ohio at the Crowne Plaza Hotel,
33 Nationwide Blvd. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

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

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Director, Investor Relations at
(860) 827-3833. We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works releases and a variety of shareowner information can be found at the following address on the World Wide Web: http://www.stanleyworks.com. Click on "Investor Relations". Stanley shareowners are also able to call toll-free
(800) 499-9202 to request a copy of the most recent quarterly release.

DIVIDEND REINVESTMENT PLAN AND DIRECT STOCK PURCHASE

Shareowners may have dividends automatically reinvested in Stanley common stock and/or make optional cash payments to increase their common stock investment. Inquiries regarding this service should be directed to:

EquiServe, Servicing Agent for State Street Bank and Trust Company P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757