Form 10-K405, Exhibit 13
period 2000-01-01
STANLEY WORKS
filed 2000-03-30
CIK 93556

SUMMARY OF SELECTED FINANCIAL INFORMATION

(Millions of Dollars, except per share amounts)  1999A    1998B     1997C      1996D      1995E       1994
-----------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS F
Net sales                                       $2,752    $2,729    $2,670     $2,671     $2,624     $2,511
Earnings (loss)                                    150       138       (42)        97         59        125
Earnings (loss) per share
  Basic                                          $1.67     $1.54    ($0.47)     $1.09      $0.66      $1.40
  Diluted                                        $1.67     $1.53    ($0.47)     $1.08      $0.66      $1.38
Percent of Net Sales:
  Cost of sales                                  65.9%     65.7%     66.8%      67.2%      68.2%      67.1%
  Selling, general and administrative            25.5%     25.1%     23.5%      22.8%      22.5%      22.3%
  Interest-net                                    1.0%      0.8%      0.6%       0.8%       1.2%       1.2%
  Other-net                                      (0.1%)     0.5%      0.8%       0.8%       0.5%       1.4%
  Earnings (loss) before income taxes             8.4%      7.9%     (0.7%)      6.5%       4.3%       8.0%
  Earnings (loss)                                 5.5%      5.1%     (1.6%)      3.6%       2.3%       5.0%
-----------------------------------------------------------------------------------------------------------
OTHER KEY INFORMATION
Total assets                                    $1,891    $1,933    $1,759     $1,660     $1,670     $1,701
Long-term debt                                     290       345       284        343        391        387
Shareowners' equity                               $735      $669      $608       $780       $735       $744

Ratios:
  Current ratio                                    1.6       1.5       1.6        2.4        2.4        2.1
  Total debt to total capital                   37.80%    45.80%    40.50%     31.70%     39.60%     39.20%
  Income tax rate                               35.00%    36.00%  (125.40%)    44.40%     47.60%     37.90%

  Return on average equity F, G                 21.40%    21.60%    (6.00%)    12.80%      8.00%     17.60%

Common Stock Data:
  Dividends per share                            $0.87     $0.83     $0.77      $0.73      $0.71      $0.69
  Equity per share at year-end                   $8.27     $7.54     $6.85      $8.79      $8.28      $8.37
  Market price-high                                 35    57 1/4    47 3/8   32 13/16   26 11/16    22 7/16
              -low                                  22    23 1/2        28     23 5/8   17 13/16    17 7/16
Average shares outstanding (in thousands)
  Basic                                         89,626    89,408    89,470     89,152     89,043     89,550
  Diluted                                       89,887    90,193    89,470     89,804     89,839     90,656

Other Information:
  Earnings (loss) from continuing operations      $150      $138      ($42)       $97        $59       $125
  Cumulative effect of accounting change            --        --        --         --         --         --
-----------------------------------------------------------------------------------------------------------
Net earnings (loss)                               $150      $138      ($42)       $97        $59       $125
Net earnings (loss) per share F, G
  Basic                                          $1.67     $1.54    ($0.47)     $1.09      $0.66      $1.40
  Diluted                                        $1.67     $1.53    ($0.47)     $1.08      $0.66      $1.38
Average number of employees                     16,890    18,319    18,377     18,903     19,784     19,445
Shareowners of record at end of year            16,947    17,963    18,503     17,823     16,919     17,599
===========================================================================================================
(TABLE CONTINUED FROM ABOVE)
(Millions of Dollars, except per share amounts)    1993      1992       1991      1990       1989
--------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS F
Net sales                                         $2,273     $2,196    $1,942     $1,956    $1,951
Earnings (loss)                                       93         98        97        106       117
Earnings (loss) per share
  Basic                                            $1.03      $1.07     $1.12      $1.26     $1.35
  Diluted                                          $1.01      $1.06     $1.11      $1.25     $1.34
Percent of Net Sales:
  Cost of sales                                    68.3%      66.8%     66.0%      65.3%     64.8%
  Selling, general and administrative              22.5%      24.0%     23.8%      23.7%     23.0%
  Interest-net                                      1.1%       1.2%      1.3%       1.3%      1.3%
  Other-net                                         1.6%       0.8%      0.8%       0.9%      1.0%
  Earnings (loss) before income taxes               6.5%       7.2%      8.1%       8.8%      9.9%
  Earnings (loss)                                   4.1%       4.5%      5.0%       5.4%      6.0%
--------------------------------------------------------------------------------------------------
OTHER KEY INFORMATION
Total assets                                      $1,577     $1,608    $1,548     $1,494    $1,491
Long-term debt                                       377        438       397        398       416
Shareowners' equity                                 $681       $696      $689       $679      $659

Ratios:
  Current ratio                                      2.1        2.4       2.4        2.6       2.6
  Total debt to total capital                     38.70%     40.10%    37.60%     38.70%    39.60%
  Income tax rate                                 37.40%     37.90%    38.00%     38.40%    39.60%

  Return on average equity F, G                   13.50%     14.10%    14.10%     15.80%    17.30%

Common Stock Data:
  Dividends per share                              $0.67      $0.64     $0.61      $0.57     $0.51
  Equity per share at year-end                     $7.62      $7.66     $7.61      $8.25     $7.66
  Market price-high                             23 15/16    24 1/16        22     19 7/8    19 5/8
              -low                              18 15/16     16 1/4        13    13 5/16    13 3/4
Average shares outstanding (in thousands)
  Basic                                           89,871     91,405    86,532     84,384    86,756
  Diluted                                         91,296     92,842    87,552     84,770    87,194

Other Information:
  Earnings (loss) from continuing operations         $93        $98       $97       $106      $117
  Cumulative effect of accounting change              (9)        --       (12)        --        --
--------------------------------------------------------------------------------------------------
Net earnings (loss)                                  $84        $98       $85       $106      $117
Net earnings (loss) per share F, G
  Basic                                            $0.94      $1.07     $0.98      $1.26     $1.35
  Diluted                                          $0.92      $1.06     $0.97      $1.25     $1.34
Average number of employees                       18,988     18,650    17,420     17,784    18,464
Shareowners of record at end of year              20,018     20,661    21,297     22,045    22,376
==================================================================================================

A Includes restructuring-related transition and other non-recurring costs of $54.9 million, or $.40 per share, a one-time net restructuring credit of $21.3 million, or $.15 per share, a mechanics tools' special charge of $20.1 million, or $.14 per share, and a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $.08 per share.

B Includes restructuring-related transition and other non-recurring costs of $85.9 million, or $.61 per share.

C Includes charges for restructuring and asset write-offs of $238.5 million, or $2.00 per share, related transition costs of $71.0 million, or $.49 per share, and a non-cash charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.

D Includes charges for restructuring and asset write-offs of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its chief executive officer.

E Includes charges for restructuring and asset write-offs of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.

F Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993 and postretirement benefits of $12.5 million, or $.14 per share, in 1991.

G Earnings per share and return on average equity excluding restructuring charges, asset write-offs, related transition costs and other non-recurring charges would have been $2.06 per share and 16.2% in 1999, $2.14 per share and 18.7% in 1998, $2.08 per share and 19.9% in 1997, $1.83 per share and
     18.9% in 1996 and $1.45 per share and 16.6% in 1995.

                                     26-27

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

January 26, 2000

/S/ JOHN M. TRANI
John M. Trani
Chairman and Chief Executive Officer

/S/ JAMES M. LOREE
James M. Loree
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at January 1, 2000 and January 2, 1999, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP
Hartford, Connecticut
January 26, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
OVERVIEW

Stanley is a worldwide producer of tools and door products for professional, industrial and consumer use. The company's strategic goal is to become one of the world's Great Brands, delivering sustained, profitable growth. In order to achieve that goal the company has established financial targets of sales growth at two times the industry rate, earnings growth in the low- to mid-teens, operating margin in the mid-teens, operating cash flow approximately equal to earnings and return on capital in the low- to mid-twenties. In connection with these goals, the company experienced mixed results in 1999. Consequently, all uncompleted restructuring initiatives were re-evaluated in the fourth quarter of 1999 and certain initiatives were cancelled requiring the reversal of previously established restructuring reserves. The company is now focused on the operational improvements to drive targeted financial results. In October 1999 the company launched PlayBook 2000, a framework of initiatives to drive sales growth, cost competitiveness and operational process efficiency. The company recorded a charge in the fourth quarter to establish restructuring reserves and related asset write-offs for certain of the competitiveness initiatives encompassed by this program. A net credit of $21.3 million resulted from this change in restructuring plans.

RESULTS OF OPERATIONS

Net sales in 1999 were $2,752 million, an increase of 1% over 1998. ZAG Industries Ltd. ("ZAG"), acquired in August 1998, contributed 2% to this sales growth which was partially offset by a 1% reduction in sales from the net effect of pricing and foreign currency translation. The company experienced double-digit sales growth in U.S. residential doors and solid volume gains in U.S. hand tools and mechanics tools. These increases were offset by weak Latin American sales, lower sales of hardware products and a decline in industrial mechanics tools, where despite strong demand, difficulties in the fourth quarter installation of a new distribution system temporarily interrupted shipments. In addition, European sales volume was negatively affected earlier in 1999 by inefficiencies stemming from the closure of a distribution center and strong competition in the fastening systems business.

Net sales in 1998 were $2,729 million, an increase of 2% over 1997. The primary contributors to the revenue gain were the MacDirect program, growth in consumer mechanics tools, fastening tools and fasteners and acquisitions (ZAG and Atro). These gains were partially offset by the negative effects of foreign currency translation, primarily Asia and Canada.

Financial results for 1997, 1998 and the first six months of 1999 include transition expenses related to the company's restructuring initiatives. These costs are classified as period operating expenses within cost of sales or selling, general and administrative expense. They include the costs of moving production equipment, operating duplicate facilities while transferring production or distribution, consulting costs incurred in planning and implementing changes, and other types of costs that have been incurred to facilitate restructuring. Management's judgment was used to determine which costs should be classified as transition costs based on whether the costs were unusual in nature, were incurred only because of restructuring initiatives and were expected to cease when the transition activities ended. The total program transition costs from inception of the restructuring initiatives in 1997 were $101 million. In addition, the company incurred costs to remediate its computer and related systems so that these systems would function properly with regard to date issues related to Y2K. Because the presence of restructuring charges, restructuring-related transition costs and non-recurring Y2K remediation costs obscure the underlying trends within the company's business, the company also provides information on its results for 1997, 1998 and the first six months of 1999 excluding these identifiable costs. These pro forma or "core" results are the basis of business segment information. The narrative regarding results of operations has also been expanded to provide information as to the effects of these items on each financial statement category. Effective in the third quarter 1999, these costs were essentially eliminated.

Results in 1999 also included a special charge in the fourth quarter as the company re-evaluated and established higher estimates for loss provisions on receivables, inventory and other assets related to its mechanics tools businesses, principally MacDirect. The changes in estimates were based on the company's evolving experience in managing a direct mobile sales force in the automotive channel as well as inefficiencies in operating mechanisms and systems. Of the total $20 million special charge to income, $3 million was included in net sales, $11 million was included in cost of sales, $11 million was included in selling, general and administrative expenses and a credit of $5 million was included in other income. The level of this charge is not expected to recur as the company has developed certain operating mechanisms and systems which should substantially enhance the operational management of the related businesses.

In 1999, the company reported gross profit of $938 million or 34.1% of net sales compared to 34.3% in 1998. Included in cost of sales for 1999 were $20 million of restructuring-related transition costs, primarily for plant rationalization activities, and the mechanics tools' special charges of $11 million. Cost of sales in 1998 included $17 million of restructuring-related transition costs. Gross profit in 1999 excluding these restructuring-related and special charges was 35.3% of net sales compared with 34.9% for 1998. This improvement is attributable to a combination of improved cost controls in operations, accelerating in the second half of 1999, and the benefits of the company's 1997 restructuring.

Reported gross profit in 1998 was $936 million, or 34.3% of sales, and represented an increase of $50 million, or 6%, over 1997 reported gross profit of $886 million, or 33.2% of sales. The improvement resulted from productivity gains from restructuring and centralized procurement activities, the MacDirect program, and lower spending on transition costs in 1998 versus 1997. Included in cost of sales were restructuring-related transition costs, primarily for plant rationalization activities, of $17 million in 1998 and $31 million in 1997. The higher costs in 1997 related to demand flow manufacturing implementation activities in several facilities. Core gross profit, excluding transition costs, was $953 million, or 34.9% of sales, up from $917 million or 34.4% of sales in the prior year.

Selling, general and administrative expenses were $703 million, or 25.5% of net sales, in 1999, as compared with $685 million, or 25.1% of net sales in 1998. Included in 1999 were $35 million of restructuring-related transition and other non-recurring costs and fourth quarter special charges related to mechanics tools of $11 million. Included in 1998 were $69 million of restructuring-related transition and other non-recurring costs. Restructuring-related costs includes consulting for structural reorganization, recruiting and relocation of employees, the cost of transition employees involved in reorganizing the functions and the cost of moving and maintaining duplicative distribution facilities. Excluding these costs and the fourth quarter special charges, selling, general and administrative expenses increased to $657 million in 1999 from $616 million in 1998. This increase is primarily the result of the Zag acquisition, and higher selling and administrative costs related to an increased number of sales representatives in the MacDirect program.

Selling, general and administrative expenses in 1998 were $685 million, up $57 million from 1997 expenses of $628 million, or 23.5% of sales. Approximately $30 million of the increase represented higher restructuring-related transition and other non-recurring costs, which increased from $40 million in 1997 to $69 million in 1998. Incremental spending on systems for Y2K remediation of $39 million contributed to the remaining increase. Excluding transition and non-recurring costs, selling, general and administrative expenses would have been $616 million, or 22.6% of sales, as compared with $588 million, or 22.0% of sales, in 1997. The increase was primarily due to higher selling costs associated with the MacDirect program.

Net interest expense increased to $28 million in 1999 from $23 million in 1998. The increase, which occurred primarily in the first half of 1999, reflected increased levels of debt associated with the ZAG acquisition and higher levels of working capital. The company used cash flow from operations generated in the third and fourth quarter to repay debt resulting in reduced interest expense in the latter half of the year. Net interest expense increased 39% in 1998 from 1997, primarily due to higher levels of debt used for funding acquisitions and increased working capital.

Other net was $2 million of income in 1999 compared with $13 million in expense for 1998. Included in 1999 results was a non-recurring gain of $11 million realized upon the termination of a cross-currency financial instrument. Included in 1997 was a non-cash charge of $11 million related to the value of stock options granted to the company's chief executive officer.

The company's 1999 effective annual income tax rate was 35.0%, reflecting continued benefit of structural changes implemented in late 1998, as well as an increase in the company's ability to utilize foreign tax credits associated with a higher portion of the company's taxable income being earned overseas. The company's effective tax rate was 36% in 1998. While 1997 was significantly affected by non-deductible restructuring charges, the pro forma effective rate on core earnings for 1997 was 37.5%.

BUSINESS SEGMENT RESULTS

The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. The information presented below excludes restructuring charges, restructuring-related transition and other non-recurring costs for 1997, 1998 and the first half of 1999. Segment eliminations are also excluded. Special fourth quarter charges related to mechanics tools of $25 million are reflected in Tools segment results.

TOOLS                        1999          1998           1997
(Millions of Dollars)
----------------------------------------------------------------
Net Sales                  $2,116         $2,108         $2,024
Operating Profit           $  248         $  279         $  277
% of Net Sales               11.7%          13.2%          13.7%
----------------------------------------------------------------

While tools sales overall were relatively flat in 1999, they included a 2% increase from the acquisition of ZAG and volume improvements in the U.S. hand and mechanics tools businesses. These increases were offset by lower sales in Europe and Latin America and a decline in industrial mechanics tools. Core operating profit for the tools segment excluding the special charges was 12.9% of net sales, a slight decline from 1998 due to higher selling, general and administrative expenses.

Net sales increased 4% in 1998 compared to 1997, due primarily to the growth of the MacDirect program and acquisitions. Growth in consumer mechanics tools and fastening tools and fasteners also contributed to higher sales. Core operating profit increased, although as a percent of sales it was slightly lower than the prior year. Productivity gains from procurement and restructuring initiatives were offset by operating inefficiencies at several plants.

DOORS                      1999           1998           1997
(Millions of Dollars)
--------------------------------------------------------------
Net Sales                  $636           $621           $646
Operating Profit           $ 42           $ 59           $ 52
% of Net Sales              6.6%           9.5%           8.1%
--------------------------------------------------------------

Net sales increased 2% in 1999, driven by strong unit volume increases in residential entry doors and home decor products. This growth was substantially offset by weakness in the hardware business. Core operating profit declined by $17 million due to costs associated with relocating hardware production to lower-cost locations and increased provisions for uncollectible accounts receivables.

Net sales decreased 4% in 1998 versus 1997, due to the divestiture in 1998 of the European automatic door business as well as the February 1997 divestiture of the U.S. garage related products business. In addition, all remaining product lines experienced a sales decline except for the automatic door business in the U.S. Operating margin improved to 9.5%, primarily the result of the divestitures, restructuring initiatives and reduction in material costs.

RESTRUCTURING ACTIVITIES

In 1999, the company completed most of the restructuring initiatives announced in 1997. The 1997 plan called for spending $340 million (approximately $240 million of restructuring charges recorded in 1997 and $101 million of transition costs from 1997 to 1999) to generate annual savings of $145 million, all of which was to be reinvested in growth initiatives. To date the company has closed 50 facilities and reduced net employment by approximately 2,700 people to deliver annual benefits as anticipated, however, these were largely offset by operational problems.

Reserves for restructuring activities as of the beginning of 1999 were $154 million, of which $73 million related to severance, $44 million related to asset write-downs, and $37 million related to environmental remediation and other exit costs. In 1999, severance of $44 million, asset write-downs of $13 million, and payments for other exit costs of $17 million reduced these reserves to $80 million. In the fourth quarter of 1999, the company completed an evaluation of these remaining reserves and determined that certain projects would be cancelled. Accordingly, the company reversed $62 million of reserves established for such actions. Net reserves of $18 million, $12 million for severance, $2 million for asset write-downs and $4 million for environmental and other exit costs, will be utilized for costs generated from projects initiated, however, not completed as of the end of 1999. Also in the fourth quarter, new projects were approved as part of the PlayBook 2000 initiative, including eight facility closures and the related relocation of production, a reduction in workforce in administrative and sales functions and the outsourcing of non-core activities as well as the asset impairments related to those initiatives. These actions are expected to result in a net employment reduction of approximately 1,000 people. The company recorded restructuring charges related to these new initiatives of $40 million ($32 million related to severance and other exit costs, and $8 million related to asset write-downs).

FINANCIAL CONDITION
LIQUIDITY, SOURCES AND USES OF CAPITAL

The company has historically generated strong cash flows from operations. During 1999 the company generated $222 million in operating cash flow, a significant increase from $56 million in the prior year. This increase resulted primarily from better working capital management and a significant reduction in restructuring-related transition costs, both occurring in the second half of 1999. In 1999, the company's receivables increased by $29 million, inventory was relatively flat, and accounts payable increased by $53 million. The company made cash payments of $61 million for its restructuring activities, primarily severance, and incurred $55 million in restructuring-related transition and Y2K remediation costs. Cash outflows relating to the restructuring activities are expected to continue, although at a significantly reduced level, throughout 2000.

Capital expenditures were $78 million in 1999 up from $57 million last year. Investment in capital during 1998 was lower than traditional levels and lower than depreciation and amortization as a result of facility consolidations, continued outsourcing and the Stanley Production System (which focuses on continuous improvement) all of which reduced the requirement for operating capital. The level of spending should continue at the more traditional level incurred in 1999.

In 1999 the company issued $120 million of 5 year debt to capitalize on favorable interest rates and reduce its reliance on short-term sources of funds, which had been opportunistically used to fund the ZAG acquisition. Strong second half cash flows were used to repay over $100 million in borrowings bringing the debt to capital ratio down to 37.8% at the end of 1999.

The company's objective is to increase dividends by at least one-half the company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%. Dividends increased 5% in 1999 and 8% in 1998.

The company repurchased 966,000 shares of its common stock in 1999 primarily to offset the dilutive impact of employee benefit programs (stock awards, options, etc.). The net effect was a decrease in equity of $6 million in 1999. The company has indicated that it may continue to repurchase its shares when they are deemed to be undervalued in the marketplace. As of January 1, 2000 the company had authorization to repurchase 2,952,000 shares and has purchased 755,000 shares through February 18, 2000.

MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The company is exposed to market risk from changes in foreign currency exchange rates and interest rates. Exposure to foreign currency risk results because the company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The company's predominant exposures are in European, Canadian and Asian currencies. All cross-currency trade flows arising from sales and procurement activities are consolidated and netted prior to obtaining risk protection, primarily purchased basket options. The company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. From time to time, the company also enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominantly intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. The company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also to provide a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 1999 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The company's exposure to interest rate risk results from its outstanding debt obligations, short term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The company's primary exposure to interest risk comes from its floating rate debt in the U.S., Canada and Europe and is fairly represented by changes in LIBOR rates. At January 1, 2000, the result of a hypothetical one percentage point increase in short term LIBOR rates would not have resulted in a material impact on the pretax profit of the company.

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

YEAR 2000 SYSTEMS ISSUES

The company had no significant Y2K-related system problems or business disruptions. The aggregate cost of the company's Y2K efforts, which included internal and incremental costs, was $113 million. Approximately 25% of the total cost was capitalized.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," which was originally to be effective in fiscal year 2000. In May 1999, the Financial Accounting Standards Board deferred the effective date for one year and the standard now will be effective in fiscal year 2001. The adoption of this standard is not expected to have a material impact on the company's balance sheet, operating results or cash flows.

CAUTIONARY STATEMENTS

The statements contained in this annual report to shareowners regarding the company's ability (i) to become a Great Brand and deliver sustained, profitable growth (e.g., sales growth at twice the industry rate, earnings growth in the low- to mid-teens, operating cash flow approximately equal to earnings and dividends increasing by at least one-half the company's earnings growth), (ii) to lower the overall cost structure to become more competitive (including sourcing 26% of product cost from low-cost countries in 2000), (iii) to obtain sales growth from the implementation of sales and marketing programs, (iv) to drive working capital efficiency and continue to generate cash and (v) to avoid future special charges at the level incurred in 1999 in the mechanics tools business are forward looking and inherently subject to risk and uncertainty.

The company's ability to lower its overall cost structure is dependent on the success of various initiatives to improve manufacturing operations and to implement related cost control systems and to source from and manufacture a higher percentage of the company's products in low-cost countries. The success of these initiatives is dependent on the company's ability to increase the efficiency of its routine business processes, to develop and implement process control systems, to develop and execute comprehensive plans for facility consolidations, the availability and effectiveness of vendors to perform outsourced functions, the availability of lower cost raw material of suitable quality from foreign countries, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand while any facility consolidation is in process and other unforeseen events. In addition, the company's ability to leverage the benefits of gross margin improvements is dependent upon maintaining selling, general and administrative expense at 1999 levels (excluding fourth quarter 1999 special charges). The company's ability to maintain the level of selling, general and administrative expenses is dependent upon various process improvement activities, the successful implementation of changes to the sales organization and the reduction of transaction costs.

The company's ability to achieve sales growth is dependent upon a number of factors, including: (i) the ability to recruit and retain a sales force comprised of employees and manufacturers reps, (ii) the success of the company's sales and marketing programs to increase retail sell through and stimulate demand for the company's products, (iii) the ability of the sales force to adapt to changes made in the sales organization and achieve adequate customer coverage, (iv) the ability of the company to fulfill demand for its products,
(v) the absence of pricing pressures from customers and competitors and the ability to defend market share in the face of price competition, (vi) the ability to improve the cost structure in order to fund new product and brand development and (vii) the acceptance of the company's new products in the marketplace as well as the ability to satisfy demand for these products.

The company's ability to drive working capital efficiency and continue to generate cash is dependent on the continued success of improvements in processes to manage inventory and receivable levels.

The company's ability to avoid future special charges related to its mechanics tools business at the level incurred in 1999 is dependent upon the success of the operating mechanisms and systems being implemented to provide necessary controls over and visibility to the business.

The company's ability to achieve the objectives discussed above will also be affected by external factors. These external factors include pricing pressure and other changes within competitive markets, the continued consolidation of customers in consumer channels, increasing competition, changes in trade, monetary and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange rates on the competitiveness of products and recessionary or expansive trends in the economies of the world in which the company operates.

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

Business Segments
(Millions of Dollars)               1999           1998          1997
=======================================================================
NET SALES
Tools                          $  2,116.2     $  2,107.8     $  2,023.6
Doors                               635.6          621.3          645.9
-----------------------------------------------------------------------
Consolidated                   $  2,751.8     $  2,729.1     $  2,669.5
=======================================================================
OPERATING PROFIT
Tools                          $    248.1     $    278.6     $    276.8
Doors                                41.7           58.9           52.6
-----------------------------------------------------------------------
                                    289.8          337.5          329.4
Restructuring, transition
  and other costs                   (33.6)         (85.9)        (320.1)
Interest-net                        (27.9)         (23.1)         (16.6)
Other-net                             2.5          (13.1)         (11.3)
-----------------------------------------------------------------------
Earnings (loss) before
  income taxes                 $    230.8     $    215.4     $    (18.6)
=======================================================================

SEGMENT ASSETS
Tools                          $  1,455.1     $  1,462.9     $  1,227.6
Doors                               306.4          279.6          291.5
-----------------------------------------------------------------------
                                  1,761.5        1,742.5        1,519.1
Corporate assets                    129.1          190.4          239.6
-----------------------------------------------------------------------
Consolidated                   $  1,890.6     $  1,932.9     $  1,758.7
=======================================================================
CAPITAL EXPENDITURES
Tools                          $     90.2     $     53.1     $     70.2
Doors                                12.7           11.6           13.9

DEPRECIATION AND
  AMORTIZATION
Tools                          $     70.1     $     64.7     $     59.9
Doors                                15.5           15.0           12.5
=======================================================================

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

Sales to one customer in both the Tools and Doors segments were approximately 15%, 14% and 12% of consolidated net sales in 1999, 1998 and 1997, respectively.

GEOGRAPHIC AREAS
(Millions of Dollars)           1999           1998           1997
====================================================================
NET SALES
United States               $  1,962.5     $  1,953.4     $  1,900.6
Other Americas                   199.0          211.9          227.1
Europe                           493.2          467.5          423.6
Asia                              97.1           96.3          118.2
--------------------------------------------------------------------
Consolidated                   2,751.8     $  2,729.1     $  2,669.5
====================================================================

LONG-LIVED ASSETS
United States               $    442.1     $    461.1     $    479.7
Other Americas                    28.1           25.4           31.0
Europe                           286.3          284.3          159.8
Asia                              36.7           41.7           46.8
Other                              6.4           34.0           36.1
--------------------------------------------------------------------
Consolidated                $    799.6     $    846.5     $    753.4
====================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998

(Millions of Dollars, except per
  share amounts)                           1999         1998        1997
===========================================================================
Net Sales                             $   2,751.8  $   2,729.1 $   2,669.5
Costs and Expenses
Cost of sales                             1,813.9      1,792.8     1,783.4
Selling, general and administrative         703.0        684.7       627.7
Interest-net                                 27.9         23.1        16.6
Other-net                                    (2.5)        13.1        21.9
Restructuring and asset write-offs          (21.3)        --         238.5
---------------------------------------------------------------------------
                                          2,521.0      2,513.7     2,688.1
---------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes         230.8        215.4       (18.6)
---------------------------------------------------------------------------
Income Taxes                                 80.8         77.6        23.3
---------------------------------------------------------------------------
Net Earnings (Loss)                   $     150.0  $     137.8 $     (41.9)
---------------------------------------------------------------------------
Net Earnings (Loss) Per Share of
  Common Stock
        Basic                         $      1.67  $     1.54  $      (.47)
        Diluted                       $      1.67  $     1.53  $      (.47)
============================================================================
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

January 1, 2000 and January 2, 1999
(Millions of Dollars)                                     1999           1998
================================================================================
ASSETS
CURRENT ASSETS
Cash and cash equivalents                             $     88.0     $    110.1
Accounts and notes receivable                              546.1          517.0
Inventories                                                381.2          380.9
Deferred taxes                                              34.2           43.6
Other current assets                                        41.5           34.8
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     1,091.0        1,086.4
PROPERTY, PLANT AND EQUIPMENT                              520.6          511.4
GOODWILL AND OTHER INTANGIBLES                             185.2          196.9
OTHER ASSETS                                                93.8          138.2
--------------------------------------------------------------------------------
TOTAL ASSETS                                          $  1,890.6     $  1,932.9
================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                 $    145.3     $    207.8
Current maturities of long-term debt                        11.7           14.2
Accounts payable                                           225.0          172.1
Accrued expenses                                           311.0          308.0
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  693.0          702.1
LONG-TERM DEBT                                             290.0          344.8
RESTRUCTURING RESERVES                                       1.3           34.2
OTHER LIABILITIES                                          170.9          182.4
SHAREOWNERS' EQUITY
Preferred stock, without par value:
  Authorized and unissued 10,000,000 shares
Common stock, par value $2.50 per share:
  Authorized 200,000,000 shares;
      issued 92,343,410 shares in 1999 and 1998            230.9          230.9
Retained earnings                                          926.9          867.2
Accumulated other comprehensive loss                       (99.2)         (84.6)
ESOP debt                                                 (202.2)        (213.2)
--------------------------------------------------------------------------------
                                                           856.4          800.3
Less: cost of common stock in treasury
  (3,398,235 shares in 1999 and 3,571,482
    shares in 1998)                                        121.0          130.9
--------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                  735.4          669.4
================================================================================
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY             $  1,890.6     $  1,932.9
================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998

(Millions of Dollars)                                            1999                  1998                   1997
====================================================================================================================
OPERATING ACTIVITIES:
Net earnings (loss)                                           $  150.0              $  137.8               $  (41.9)
Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities:
      Depreciation and amortization                               85.6                  79.7                   72.4
      Provision for bad debts                                     31.3                  16.1                   16.5
      Restructuring and asset write-offs                         (21.3)                 --                    238.5
      Other non-cash items                                        26.4                  16.4                  (34.4)
Changes in operating assets and liabilities:
      Accounts and notes receivable                              (66.9)                (41.7)                 (38.7)
      Inventories                                                (12.5)                (78.0)                   8.6
      Accounts payable and accrued expenses                       18.1                 (61.8)                   (.7)
      Income taxes                                                19.8                  (5.4)                  21.8
      Other                                                       (8.2)                 (6.9)                   (.9)
====================================================================================================================
Net cash provided by operating activities                        222.3                  56.2                  241.2
====================================================================================================================
INVESTING ACTIVITIES:
Capital expenditures                                             (77.9)                (56.9)                 (73.3)
Capitalized software                                             (25.0)                 (7.8)                 (10.8)
Proceeds from sales of assets                                     35.1                   9.8                   11.2
Proceeds from sales of businesses                                 --                     3.0                   34.8
Business acquisitions                                             --                   (99.9)                 (58.4)
Investment in affiliated company                                  --                    --                    (23.1)
Other                                                              (.1)                   .7                   (5.8)
--------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                            (67.9)               (151.1)                (125.4)
====================================================================================================================
FINANCING ACTIVITIES:
Payments on long-term debt                                      (156.7)                (40.0)                  (7.4)
Proceeds from long-term borrowings                               121.3                  60.9                    2.8
Net short-term financing                                         (61.1)                126.7                   75.3
Proceeds from swap terminations                                   13.9                  --                     --
Proceeds from issuance of common stock                            10.0                  21.9                   40.5
Purchase of common stock for treasury                            (21.4)                (42.0)                 (83.0)
Cash dividends on common stock                                   (77.5)                (73.9)                 (68.6)
====================================================================================================================
Net cash provided (used) by financing activities                (171.5)                 53.6                  (40.4)
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           (5.0)                  (.8)                  (7.2)
====================================================================================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (22.1)                (42.1)                  68.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     110.1                 152.2                   84.0
====================================================================================================================
CASH AND CASH EQUIVALENTS, END OF YEAR                        $   88.0              $  110.1               $  152.2
====================================================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

Fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998

                                                                       Accumulated
                                                                             Other
                                                 Common  Retained    Comprehensive         ESOP  Treasury   Shareowners'
(Millions of Dollars, except per share amounts)   Stock  Earnings    Income (Loss)         Debt     Stock        Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28, 1996                       $ 230.9   $ 919.0        $(45.5)        $(234.8)   $(89.5)      $ 780.1
Comprehensive income (loss):
  Net loss                                                  (41.9)
  Currency translation adjustment                                         (39.8)
Total comprehensive income (loss)                                                                                 (81.7)
Cash dividends declared-$.77 per share                      (68.6)                                                (68.6)
Issuance of common stock                                    (13.4)                                   61.1          47.7
Purchase of common stock                                                                            (92.2)        (92.2)
Tax benefit related to stock options                          8.7                                                   8.7
ESOP debt                                                                                  11.0                    11.0
ESOP tax benefit                                              2.8                                                   2.8
=======================================================================================================================
Balance January 3, 1998                           230.9     806.6         (85.3)         (223.8)   (120.6)        607.8
Comprehensive income (loss):
  Net earnings                                              137.8
  Currency translation adjustment                                           2.1
  Minimum pension liability                                                (1.4)
Total comprehensive income (loss)                                                                                 138.5
Cash dividends declared-$.83 per share                      (73.9)                                                (73.9)
Issuance of common stock                                     (8.5)                                   33.8          25.3
Purchase of common stock                                                                            (44.1)        (44.1)
Tax benefit related to stock options                          2.4                                                   2.4
ESOP debt                                                                                  10.6                    10.6
ESOP tax benefit                                              2.8                                                   2.8
=======================================================================================================================
Balance January 2, 1999                           230.9     867.2         (84.6)         (213.2)   (130.9)        669.4
Comprehensive income (loss):
  Net earnings                                              150.0
  Currency translation adjustment                                         (15.6)
  Minimum pension liability                                                 1.0
Total comprehensive income (loss)                                                                                 135.4
Cash dividends declared-$.87 per share                      (77.5)                                                (77.5)
Issuance of common stock                                    (16.3)                                   29.4          13.1
Purchase of common stock                                                                            (19.5)        (19.5)
Tax benefit related to stock options                          0.8                                                   0.8
ESOP debt                                                                                  11.0                    11.0
ESOP tax benefit                                              2.7                                                   2.7
-----------------------------------------------------------------------------------------------------------------------
Balance January 1, 2000                          $230.9    $926.9        $(99.2)        $(202.2)  $(121.0)       $735.4
=======================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 1999 and 1998 and 53 weeks in 1997.

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

FOREIGN CURRENCY TRANSLATION

For most foreign operations, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings, and amounted to net losses for 1999, 1998 and 1997 of $4.8 million, $.9 million and $.4 million, respectively.

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

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses were charged to operations in 1999 and 1997 and were included in Restructuring and asset write-offs on the statement of operations.

FINANCIAL INSTRUMENTS

To manage interest rate exposure, the company enters into interest rate swap agreements. The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The company enters into forward exchange contracts to hedge intercompany loans and enters into purchased foreign currency options to hedge anticipated transactions. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Changes in the fair value of options, representing a basket of foreign currencies purchased to hedge anticipated cross-currency cash flows, are included in cost of sales. The company does not use financial instruments for trading or speculative purposes.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," which is effective in fiscal year 2001. The adoption of this standard is not expected to have a material impact on the company's balance sheet, operating results or cash flows.

REVENUE RECOGNITION

Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product.

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

C. ACCOUNTS AND NOTES RECEIVABLE

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At January 1, 2000 and January 2, 1999, allowances for doubtful receivables of $43.4 million and $26.7 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of January 1, 2000.

The company sells certain accounts receivable under revolving sales agreements. The proceeds from these sales were $93.6 million in 1999, $68.8 million in 1998 and $61.9 million in 1997.

D. INVENTORIES

(Millions of Dollars)                                          1999        1998
================================================================================
Finished products                                            $ 269.0     $ 273.3
Work in process                                                 48.3        52.5
Raw materials                                                   63.9        55.1
--------------------------------------------------------------------------------
                                                             $ 381.2     $ 380.9
================================================================================

Inventories in the amount of $231.6 million at January 1, 2000 and $218.6 million at January 2, 1999 were valued at the lower of LIFO cost or market. If LIFO inventories had been valued at FIFO costs, they would have been $114.4 million and $113.9 million higher than reported at January 1, 2000 and January 2, 1999, respectively.

E. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)                                          1999        1998
================================================================================
Land                                                         $  27.2     $  36.5
Buildings                                                      218.3       229.0
Machinery and equipment                                        886.0       873.3
Computer software                                               76.5        59.7
--------------------------------------------------------------------------------
                                                             1,208.0     1,198.5
Less: accumulated depreciation
  and amortization                                             687.4       687.1
--------------------------------------------------------------------------------
                                                             $ 520.6     $ 511.4
================================================================================

The provisions for depreciation and amortization for 1999, 1998 and 1997 were $75.6 million, $71.4 million and $65.2 million, respectively.

F. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $86.0 million and $80.2 million, were as follows:

(Millions of Dollars)                                          1999        1998
================================================================================
Goodwill                                                     $ 168.2     $ 177.0
Other                                                           17.0        19.9
--------------------------------------------------------------------------------
                                                             $ 185.2     $ 196.9
================================================================================

G. ACCRUED EXPENSES

(Millions of Dollars)                                          1999        1998
================================================================================
Payroll and related taxes                                    $  53.1     $  53.5
Insurance                                                       32.2        30.6
Restructuring                                                   46.7        90.3
Income taxes                                                    45.7        26.3
Other                                                          133.3       107.3
--------------------------------------------------------------------------------
                                                             $ 311.0     $ 308.0
================================================================================

H. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

(Millions of Dollars)                                         1999        1998
================================================================================
Notes payable in 2002                              7.4%    $   100.0   $   100.0
Notes payable in 2004                              5.8%        120.0        --
Commercial paper                                                --         150.0
Notes payable due semiannually
  to 2005                                          6.3%         27.5        31.3
Industrial Revenue Bonds due
  in varying amounts to 2010                     5.8-6.8%       19.6        19.6
ESOP loan guarantees,
        payable in varying
        monthly installments
        through 2009                               6.1%         33.6        39.6
Other                                                            1.0        18.5
--------------------------------------------------------------------------------
                                                               301.7       359.0
Less: current maturities                                        11.7        14.2
--------------------------------------------------------------------------------
                                                           $   290.0   $   344.8
================================================================================

On February 24, 1999, the company issued $120.0 million of five year debt at a coupon rate of 5.75%. The proceeds were used to refinance commercial paper, classified as non-current at January 2, 1999.

The company has unused short and long-term credit arrangements with several banks to borrow up to $400.0 million at the lower of prime or money market rates. Of this amount, $150.0 million is long-term. Commitment fees range from
 .06% to .07%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $105.9 million, of which $105.6 million was available at January 1, 2000. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $400.0 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at January 1, 2000 and January 2, 1999 were 5.1% and 5.4%, respectively.

To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps maturing in 2004 that convert $90.5 million of fixed rate United States dollar debt into fixed rate Euro debt (4.4% weighted average rate). The company also has a currency swap that converts $32.0 million of variable rate United States dollar debt to variable rate Euro debt (3.5% weighted average rate). See
Note I for more information regarding the company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for the years 2001 to 2004 are $11.6 million, $125.6 million, $12.7 million and $120.4 million, respectively. Interest paid during 1999, 1998 and 1997 amounted to $30.8 million, $31.2 million and $22.7 million, respectively.

Commercial paper, utilized to support working capital requirements, was $145.2 million and $148.5 million, as of January 1, 2000 and January 2, 1999, respectively.

I. FINANCIAL INSTRUMENTS

The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed rate debt proportions and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(Millions of Dollars)                     1999                     1998
=========================================================================
INTEREST RATE SWAPS
Receive variable-pay fixed rates        $  --                    $ 167.8
        pay rate                           --                        5.1%
        receive rate                       --                        5.2%
        maturity dates                     --                  1999-2003
CURRENCY SWAPS                          $ 112.8                  $ 106.8
        pay rate                            4.1%                     4.9%
        receive rate                        5.8%                     5.7%
        maturity dates                     2004                1999-2005
========================================================================

The company uses purchased currency options to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At January 1, 2000 and January 2, 1999, the company had forward contracts hedging intercompany loans totaling $8.8 million and $15.6 million, respectively. At January 1, 2000 and January 2, 1999, currency options hedged anticipated transactions totaling $200.1 million and $158.8 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, Taiwanese dollars, Thai Baht and major European currencies and generally mature within the next one year period.

The counterparties to these interest rate and currency financial instruments are major international financial institutions.

The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

A summary of the carrying values and fair values of the company's financial instruments at January 1, 2000 and January 2, 1999 is as follows:

(Millions of Dollars)                        1999                  1998
=============================================================================
                                   Carrying      Fair      Carrying    Fair
                                     Value       Value       Value     Value
-----------------------------------------------------------------------------
Long-term debt,
  including current portion       $  311.2    $  297.9    $  356.2   $  351.6
Currency and
  interest rate swaps                 (9.5)       (8.2)        2.8        2.9
-----------------------------------------------------------------------------
                                  $  301.7    $  289.7    $  359.0   $  354.5
=============================================================================

Generally, the carrying value of the debt related financial instruments is included in the balance sheet in long-term debt. The fair values of long-term debt are estimated using discounted cash flow analyses, based on the company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.

J. CAPITAL STOCK
EARNINGS PER SHARE COMPUTATION

The following table reconciles the weighted average shares outstanding used to calculate basic and diluted earnings per share.

(Millions of dollars,
except per share amounts)               1999             1998             1997
================================================================================
Net earnings (loss)-
  basic and diluted                    $150.0           $137.8           $(41.9)
================================================================================
Basic earnings per share-
  weighted average shares          89,626,424       89,407,980       89,469,849
Dilutive effect of
  employee stock options              260,177          785,342             --
================================================================================
Diluted earnings per share-
  weighted average shares          89,886,601       90,193,322       89,469,849
================================================================================
Earnings (loss) per share:
  Basic                                 $1.67            $1.54            $(.47)
  Diluted                               $1.67            $1.53            $(.47)
================================================================================

The effect of employee stock options for 1997 was 1,002,456 shares. These shares are not included in the calculations since they are antidilutive.

COMMON STOCK SHARE ACTIVITY

The activity in common shares for each year, net of treasury stock, was as follows:
                                        1999            1998            1997
================================================================================
Outstanding, beginning of year       88,771,928      88,788,081      88,719,792
Issued                                1,139,671         977,865       2,239,606
Purchased                              (966,424)       (994,018)     (2,171,317)
--------------------------------------------------------------------------------
Outstanding, end of year             88,945,175      88,771,928      88,788,081
================================================================================

COMMON STOCK RESERVED

At January 1, 2000 and January 2, 1999, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:
                                                  1999              1998
===========================================================================
Employee Stock Purchase Plan                    4,171,306         4,298,753
Stock Option Plans                              6,817,346         7,175,538
Long-term incentive plans                       6,718,596         6,765,342
---------------------------------------------------------------------------
                                               17,707,248        18,239,633
===========================================================================

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

In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At January 1, 2000, there were 44,472,588 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

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

In December 1996, the company recruited a new Chairman and Chief Executive Officer pursuant to a three year employment agreement and granted him 200,000 common stock equivalent share units and an option to purchase 1,000,000 shares at $27.562 (the market value on the date of issuance). Each share unit had a market value of $27.75 on the date of the grant and represents the right to receive one share of common stock. The share units will be distributed in three equal annual installments beginning in 2000. The option grant, which was approved by shareowners on April 23, 1997, has a ten year term. Fiscal year 1997 includes a charge to operations representing the difference between the exercise price and the fair market value as of the shareowner approval date. (See Note L.)

Information regarding the company's stock option plans is summarized below:

                                                               1999                         1998                         1997
=============================================================================================================================
                                                           Weighted                     Weighted                     Weighted
                                                            Average                      Average                      Average
                                                           Exercise                     Exercise                     Exercise
                                            Options           Price      Options           Price      Options           Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year            4,824,891          $29.56    4,244,013          $28.49    3,784,738          $21.68
Granted                                   2,158,350           27.12    1,358,467           29.10    1,966,000           35.34
Exercised                                  (341,263)          21.58     (498,339)          21.55   (1,365,235)          20.13
Forfeited                                  (228,400)          37.15     (279,250)          43.20     (141,490)          22.21
-----------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                  6,413,578          $28.89    4,824,891          $29.56    4,244,013          $28.49
-----------------------------------------------------------------------------------------------------------------------------
Options exercisable, end of year          3,608,261          $29.06    3,627,424          $29.02    3,285,513          $24.13
=============================================================================================================================

Options outstanding as of January 1, 2000 had exercise prices as follows: 2,340,511 options ranging from $15.06 to $24.97, 3,137,617 options ranging from $25.31 to $32.81 and 935,450 options ranging from $38.25 to $55.98. The weighted average remaining contractual life of these options is 8.0 years.

EMPLOYEE STOCK PURCHASE PLAN

The Employee Stock Purchase Plan enables substantially all employees in the United States, Canada and Belgium to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($24.20 per share for fiscal year 1999 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 1999, 1998 and 1997 shares totaling 127,447, 367,498 and 734,037, respectively, were issued under the plan at average prices of $22.85, $35.16 and $23.69 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN

The Long-Term Stock Incentive Plan provides for the granting of awards to senior management employees for achieving company performance measures over five year cycles. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable in shares of common stock as directed by the Committee. No expense was incurred in 1999. The amounts of $1.6 million and $3.5 million were charged to expense in 1998 and 1997, respectively. Shares totaling 46,746, 67,993 and 61,731 were issued in 1999, 1998 and 1997, respectively. The Compensation and Organization Committee determined in 1994 not to make any further awards under this plan. Accordingly, there will be no further awards under this plan subsequent to the 1994-1998 award cycle.

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

                                             1999        1998        1997
==========================================================================
Pro forma net earnings (loss)
  (in millions)                           $ 141.4     $ 128.9     $ (56.1)
Pro forma earnings (loss) per share:
  Basic                                   $  1.58     $  1.44     $  (.63)
  Diluted                                 $  1.57     $  1.43     $  (.63)
==========================================================================

Pro forma compensation cost relating to the stock options is recognized over the six month vesting period, while Employee Stock Purchase Plan compensation cost is recognized on the first day of the plan year. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 3.5%, 3.1% and 1.8% expected volatility of 40% for 1999, 35% for 1998 and 25% for 1997; risk-free interest rates of 7.0%, 5.4% and 6.0%; and expected lives of 7 years. The weighted average fair value of stock options granted in 1999, 1998 and 1997 was $9.92, $10.90 and $15.39, respectively. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 1999, 1998 and 1997, respectively: dividend yield of 3.5%, 3.1% and 1.8%; expected volatility of 40% for 1999, 35% for 1998 and 25% for 1997; risk-free interest rates of 6.4%, 4.8% and 6.0%; and expected lives of
1.2 years. The weighted average fair value of those purchase rights granted in 1999, 1998 and 1997 was $10.09, $7.21 and $8.53, respectively.

K. EMPLOYEE BENEFIT PLANS
EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Account Value Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the plan. The company contributes an amount equal to one-half of the first 7% of employee contributions, all of which is invested in the company's common stock. The amounts in 1999, 1998 and 1997 under this matching arrangement were $7.1 million, $7.9 million and $8.2 million, respectively. In 1998, the investment options for plan participant contributions were enhanced to include a variety of investment funds in addition to the company's common stock.

In 1998, the ESOP was expanded to include an additional non-contributory benefit for U.S. salaried and non-union hourly employees to replace the pre-existing defined benefit plan. Under the new benefit arrangement, the company contributes amounts ranging from 2% to 9% of employee compensation based on age, ($13.9 million in 1999 and $9.5 million in 1998). Assets of the new benefit are invested in equity securities and bonds.

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

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in expense of $10.7 million in 1999, and income of $5.1 million and $15.2 million in 1998 and 1997, respectively.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $14.7 million in 1999 and $15.2 million in 1998 and 1997. Interest costs incurred by the ESOP on external debt for 1999, 1998 and 1997, were $2.2 million, $2.9 million and $4.0 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of January 1, 2000, the number of ESOP shares allocated to participant accounts was 11,047,336 and the number of unallocated shares was 8,651,054.

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

The components of net periodic pension cost are as follows:

(Millions of Dollars)                           1999         1998         1997
================================================================================
Service cost                                  $   8.4      $  11.1      $  22.5
Interest cost                                    29.4         31.6         31.2
Expected return on plan assets                  (45.8)       (43.4)       (37.2)
Amortization of transition
        asset                                     (.7)        (1.2)        (1.7)
Amortization of prior service cost                1.1          1.4          1.5
Other                                             1.7          2.0          2.7
Curtailment loss                                  (.5)         3.1          5.7
--------------------------------------------------------------------------------
Net periodic pension cost (income)            $  (6.4)     $   4.6      $  24.7
================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $22.1 million, $16.6 million and $2.0 million as of January 1, 2000, and $31.9 million, $22.0 million and $6.8 million, respectively as of January 2, 1999.

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $2.3 million in 1999 and $1.9 million in 1998 and 1997.

The funded status of the company's pension and other benefit plans at the end of each fiscal year was as follows:

(Millions of Dollars)                                  1999                    1998           1999           1998
==================================================================================================================
                                                             Pension Benefits                  Other Benefits
==================================================================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at end of prior year                $512.6                $464.8          $ 17.4         $ 17.5
Service cost                                              8.4                  11.1             1.1            0.6
Interest cost                                            29.4                  31.6             1.1            1.2
Actuarial (gains) losses                                (72.6)                 38.8            (1.6)          (4.1)
Plan amendments                                           1.5                  --              --             --
Foreign currency exchange rates                          (1.0)                 (0.8)           --             --
Benefits paid                                           (52.0)                (32.9)           (1.7)           2.2
-------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                       426.3                 512.6            16.3           17.4
-------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at end of prior year          534.1                 525.6            --             --
Actual return on plan assets                             98.3                  35.1            --             --
Foreign currency exchange rate changes                   (1.1)                  1.3            --             --
Employer contribution                                     3.9                   5.0            --             --
Benefits paid                                           (52.0)                (32.9)           --             --
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                583.2                 534.1            --             --
-------------------------------------------------------------------------------------------------------------------
Funded status-assets in excess
  (less than) benefit obligation                        156.9                  21.5           (16.3)         (17.4)
Unrecognized prior service cost                          10.1                   9.7              .2           --
Unrecognized net actuarial (gain) loss                 (141.7)                (15.5)             .3            2.2
Unrecognized net asset at transition                     (2.7)                 (3.5)           --             --
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                  $ 22.6                $ 12.2          $(15.8)        $(15.2)
-------------------------------------------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEET
Prepaid benefit cost                                   $ 37.4                $ 31.4          $ --           $ --
Accrued benefit liability                               (16.6)                (21.8)          (15.8)         (15.2)
Intangible asset                                          1.4                   1.2            --             --
Accumulated other comprehensive income                     .4                   1.4            --             --
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                  $ 22.6                $ 12.2          $(15.8)        $(15.2)
===================================================================================================================

Assumptions used for significant pension benefit plans were as follows:

                                                           1999            1998
================================================================================
Discount rate                                               7.5%            6.5%
Average wage increase                                       4.0%            4.5%
Expected return on plan assets                             10.0%           10.0%
================================================================================

Changing the discount rate used for measuring the benefit obligation resulted in an actuarial gain of approximately $73 million in 1999 and an actuarial loss of approximately $40 million in 1998, included in the change in benefit obligation.

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.2% for 1999 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $1.0 million at January 1, 2000 and net periodic postretirement benefit expense for fiscal year 1999 by $.1 million. A one percentage point decrease in the assumed health care cost trend rate would have an immaterial effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for fiscal 1999. A weighted average discount rate of 7.5% and 6.5% was used in measuring the accumulated benefit obligations for 1999 and 1998, respectively.

L. OTHER COSTS AND EXPENSES

Interest-net for 1999, 1998 and 1997 included interest income of $5.4 million, $7.9 million and $8.1 million, respectively.

Other-net in 1999 includes a gain on the termination of a cross-currency financial instrument of $11.4 million ($.08 per share). Other-net in 1997 includes a non-cash charge of $10.6 million ($.07 per share), representing the difference between the exercise price and the fair market value of a 1,000,000 share option grant under terms of the company's employment contract with its chief executive officer. (See Note J.)

Advertising costs are expensed as incurred and amounted to $50.2 million in 1999, $46.2 million in 1998 and $48.2 million in 1997. Marketing costs for 1999, 1998 and 1997 amounted to $59.7 million, $61.4 million and $25.0 million, respectively.

M. RESTRUCTURING AND ASSET WRITE-OFFS

In the fourth quarter of 1999, the company completed an evaluation of remaining reserves established in 1997 for restructuring initiatives designed to streamline its manufacturing, sales, distribution and administration operations. The company has determined that certain actions contemplated at the time of the original restructuring will not occur. Accordingly, the company recorded one-time special credits to income of $61.8 million, reversing excess reserves remaining from 1997. It is expected that some residual costs will continue to be incurred throughout 2000. Reserves of $17.8 million have been set aside for this purpose, consisting of $12.2 million for severance, $4.1 million for other exit costs and $1.5 million for the write-down of impaired assets.

As of January 1, 2000, 50 manufacturing and distribution facilities have been closed. In 1999, 1998 and 1997, approximately 2,300, 2,100 and 900 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $44.4 million, $26.1 million and $9.2 million and other exit payments of $17.0 million, $6.2 million and $5.0 million were made in 1999, 1998 and 1997, respectively. Write-offs of impaired assets were $13.2 million and $19.7 million in 1999 and 1998, respectively.

In the fourth quarter of 1999, plans were approved for new restructuring initiatives designed to achieve productivity gains. These include the closing of eight facilities and the related relocation of production, reductions in administrative and sales force personnel, outsourcing of non-core activities and related asset impairments. These actions are expected to require severance benefits for approximately 1,900 people. The cost of these initiatives is expected to be $40.5 million, of which $31.7 million relates to severance and other exit costs and $8.8 million is for the write-down of impaired assets.

At January 1, 2000 and January 2, 1999, reserve balances for restructuring were $58.3 million and $154.3 million, of which $10.3 million and $44.0 million relate to the write-down of impaired assets, respectively.

N. BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment and Geographic Area information included on page 36 of this report is an integral part of the financial statements.

O. INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(Millions of Dollars)                             1999           1998
=====================================================================
Deferred tax liabilities:
        Depreciation                           $  70.6        $  71.7
        Other                                      7.6            5.5
---------------------------------------------------------------------
Total deferred tax liabilities                    78.2           77.2
---------------------------------------------------------------------
Deferred tax assets:
        Employee benefit plans                    36.2           36.6
        Doubtful accounts                         15.7           14.0
        Inventories                                6.5            7.6
        Amortization of intangibles               18.7           17.1
        Accruals                                  13.6           16.7
        Restructuring charges                     30.3           62.0
        Other                                     13.0            9.9
---------------------------------------------------------------------
                                                 134.0          163.9
Valuation allowance                              (15.2)          (9.1)
---------------------------------------------------------------------
Total deferred tax assets                        118.8          154.8
---------------------------------------------------------------------
Net deferred tax assets                        $  40.6        $  77.6
=====================================================================
Valuation allowances reduced the deferred tax asset attributable to foreign and state loss carryforwards to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income and capital gains in specific foreign countries and specific states, or changes in circumstances which cause the recognition of the benefits to become more likely than not.

Income tax expense consisted of the following:

(Millions of Dollars)                         1999          1998           1997
================================================================================
Current:
  Federal                                  $  25.3       $  55.5        $  48.5
  Foreign                                     13.7          13.9           28.7
  State                                        5.6           7.6            8.8
--------------------------------------------------------------------------------
  Total current                               44.6          77.0           86.0
--------------------------------------------------------------------------------
Deferred (benefit):
  Federal                                     32.1           (.9)         (36.9)
  Foreign                                       .8           1.4          (21.6)
  State                                        3.3            .1           (4.2)
--------------------------------------------------------------------------------
Total deferred (benefit)                      36.2            .6          (62.7)
--------------------------------------------------------------------------------
Total                                      $  80.8       $  77.6        $  23.3
================================================================================
Income taxes paid during 1999, 1998 and 1997 were $22.4 million, $71.0 million and $69.1 million, respectively.

The reconciliation of the federal income tax at the statutory federal rate to the income tax at the effective rate was as follows:

(Millions of Dollars)                            1999         1998         1997
================================================================================
Tax at statutory rate                         $  80.8      $  75.4      $  (6.5)
State income taxes,
  net of federal benefits                         5.8          5.0          3.8
Difference between foreign
  and federal income tax                         (4.5)         (.4)         1.9
Restructuring reserves                           --           --           24.3
Other-net                                        (1.3)        (2.4)         (.2)
--------------------------------------------------------------------------------
Income taxes                                  $  80.8      $  77.6      $  23.3
================================================================================

The components of earnings (loss) before income taxes consisted of the following:

(Millions of Dollars)                            1999         1998         1997
================================================================================
United States                                 $ 201.0      $ 148.6      $  11.1
Foreign                                          29.8         66.8        (29.7)
--------------------------------------------------------------------------------
Total pretax earnings (loss)                  $ 230.8      $ 215.4      $ (18.6)
================================================================================

Undistributed foreign earnings of $154.2 million at January 1, 2000 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

P. COMMITMENTS

The company leases certain facilities, vehicles, machinery and equipment under long-term operating leases with varying terms and expiration dates.

Future minimum lease payments under noncancelable operating leases, in millions of dollars, as of January 1, 2000 were $20.2 in 2000, $15.5 in 2001, $10.4 in
2002, $6.9 in 2003, $5.0 in 2004 and $24.2 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $8.9 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $42.7 million in 1999, $45.1 million in 1998 and $34.9 million in 1997.

The company has entered into certain outsourcing arrangements, principally related to information systems, telecommunications and freight, which expire at various dates through 2009. The future estimated minimum payments under these commitments, in millions of dollars, as of January 1, 2000 were $30.2 in 2000, $29.8 in 2001, $28.1 in 2002, $20.0 in 2003, $18.7 in 2004,
and $74.8 thereafter.

Q. CONTINGENCIES

In the normal course of business, the company is involved in various lawsuits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including 11 Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of January 1, 2000, the company had reserves of $18.3 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

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

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Millions of Dollars, except per share amounts)

=====================================================================================================================
                                                                           Quarter                            Year
                                                   ----------------------------------------------------     ---------
1999                                                  First         Second         Third         Fourth
=====================================================================================================================
Net sales                                          $   683.7     $   685.5     $   692.0     $   690.6      $ 2,751.8
Gross profit                                           232.3         230.4         245.1         230.1          937.9
Selling, general and administrative expenses           173.1         182.2         166.9         180.8          703.0
Restructuring and asset write-offs                      --            --            --           (21.3)         (21.3)
Net earnings                                       $    30.3     $    25.3     $    50.3     $    44.1      $   150.0

Net earnings per share:
  Basic                                            $     .34     $     .28     $     .56     $     .49      $    1.67
  Diluted                                          $     .34     $     .28     $     .56     $     .49      $    1.67
=====================================================================================================================
1998
=====================================================================================================================
Net sales                                          $   671.9     $   691.8     $   689.6     $   675.8      $ 2,729.1
Gross profit                                           236.9         242.9         236.4         220.1          936.3
Selling, general and administrative expenses           171.1         166.1         172.7         174.8          684.7
Net earnings                                       $    36.4     $    42.2     $    33.4     $    25.8      $   137.8

Net earnings per share:
  Basic                                            $     .41     $     .47     $     .37     $     .29      $    1.54
  Diluted                                          $     .40     $     .47     $     .37     $     .29      $    1.53
=====================================================================================================================

Note: The third quarter of 1999 includes a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $.08 per share. The fourth quarter of 1999 includes a mechanics tools' special charge of $20.1 million, or $.14 share.

CORPORATE INFORMATION
BOARD OF DIRECTORS

[DIRECTOR'S PHOTO]            [DIRECTOR'S PHOTO]          [DIRECTOR'S PHOTO]
John M. Trani 1            Stillman B. Brown 1, 4, 5     Edgar R. Fiedler 2, 4
Chairman and               Managing General Partner      Retired; former Vice
Chief Executive Officer    Harcott Associates            President and Economic
The Stanley Works          Investments                   Counselor
                                                         The Conference Board


[DIRECTOR'S PHOTO]            [DIRECTOR'S PHOTO]          [DIRECTOR'S PHOTO]
Mannie L. Jackson 4, 5     James G. Kaiser 2, 3          Eileen S. Kraus 1, 4, 5
Chairman                   Chairman, Avenir Partners     Chairman, Connecticut
Harlem Globetrotters       automotive retailing;         Fleet National Bank
International, a           former President and
division of MJA, Inc.      Chief Executive Officer
                           Quanterra Incorporated, a
                           subsidiary of Corning
                           Incorporated and
                           International Technology,
                           Inc.


[DIRECTOR'S PHOTO]            [DIRECTOR'S PHOTO]          [DIRECTOR'S PHOTO]
Hugo E. Uyterhoeven 3, 5   Walter W. Williams 2, 3, 5    Kathryn D. Wriston 1,
Professor emeritus,        Retired; former Chairman      2, 3
Graduate School of         and Chief Executive Officer   Director of various
Business Administration    Rubbermaid, Incorporated      organizations
Harvard University

1 Member of the Executive Committee

2 Member of the Audit Committee

3 Member of the Board Affairs and Public Policy Committee

4 Member of the Finance and Pension Committee

5 Member of the Compensation and Organization Committee

CORPORATE OFFICERS

William D. Hill
Vice President, Engineering & Technology
(1997)

Stef G. H. Kranendijk
President, Europe
(1998)

Kenneth O. Lewis
Vice President, Marketing & Brand Development
(1997)

James M. Loree
Vice President, Finance & Chief Financial Officer
(1999)

Mark J. Mathieu
Vice President, Human Resources
(1997)

Donald R. McIlnay
President, Consumer Sales Americas
(1999)

Ronald L. Newcomb
Vice President, Operations
(1999)

Paul W. Russo
Vice President, Strategy & Development
(1995)

John M. Trani
Chairman & Chief Executive Officer
(1997)

Stephen S. Weddle
Vice President, General Counsel & Secretary
(1978)

Theresa F. Yerkes
Vice President & Controller
(1989)

(Joined Stanley)

[PHOTO OF OPENING BELL RINGING]
On February 11, 2000 Stanley management rang the opening bell for trading at the NYSE. Pictured left to right, Richard Grasso, NYSE Chairman, John Trani, Chairman & CEO, James Loree, CFO, William Johnston, NYSE President and Ronald Newcomb, Vice President - Operations.

INVESTOR AND SHAREOWNER INFORMATION
COMMON STOCK

The Stanley Works common stock is listed on the New York and Pacific Stock Exchanges under the abbreviated ticker symbol "SWK"; and is a component of the S&P 500 Composite Stock Price Index.

Common Stock (Dollars per Share)
=====================================================================
             Price                                        Dividends
---------------------------------------------------------------------
                     1999              1998            1999      1998
---------------------------------------------------------------------
                 High     Low      High      Low
---------------------------------------------------------------------
First Quarter   28 3/4   23 1/4   56 1/16  42 1/4   $  .215    $ .20
Second Quarter  35       25 3/4   57 1/4   40 1/2      .215      .20
Third Quarter   32 5/16  24 3/16  47 3/4   27 1/8      .22       .215
Fourth Quarter  33 5/8   22       32 9/16  23 1/2      .22       .215
---------------------------------------------------------------------
                                                    $  .87     $ .83
=====================================================================

DIVIDENDS

The Stanley Works has an impressive and truly unique dividend record over the long haul:

> Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange - 123 CONSECUTIVE YEARS.

> Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange - 419 CONSECUTIVE QUARTERS.

> We have increased dividends in each of the past 32 YEARS, and in that same period, an investment in Stanley stock grew at a compound annual rate of 13.1%.

>    INCREASED DIVIDENDS EVERY YEAR SINCE 1968

Dividend per share in Dollars                      $.87 per share
=================================================================
                 [LINE GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                                       Dividend Per
                     Year            Share In Dollars

                     ----            ----------------
                     1979                 $.193
                     1987                 $.41
                     1996                 $.73
                     1997                 $.77
                     1998                 $.83
                     1999                 $.87

TRANSFER AGENT AND REGISTRAR

All shareowner inquiries, including transfer-related matters, should be directed to:

EquiServe Limited Partnership, Servicing Agent for State Street Bank and Trust Company P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757.
http://www.equiserve.com

CORPORATE OFFICES

The company's principal corporate offices are located at:
1000 Stanley Drive, New Britain, CT 06053 - (860) 225-5111

ANNUAL MEETING

The annual shareowners' meeting of The Stanley Works will be held at 9:30 a.m. on Wednesday, April 19, 2000, in New Britain, Connecticut at the New Britain High School, 110 Mill Street, in the school auditorium. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS

Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103

FINANCIAL & INVESTOR COMMUNICATIONS

The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

> Fulfilling requests for annual reports, proxy statements, Form 10-Q, Form 10-K, copies of press releases and other company information.

>    Meetings with securities analysts and fund managers.

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

EquiServe Limited Partnership, Servicing Agent for State Street Bank and Trust Company P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757.
http://www.equiserve.com