Form 10-K405, Exhibit 13
period 2000-12-30
STANLEY WORKS
filed 2001-03-30
CIK 93556

SUMMARY OF SELECTED FINANCIAL INFORMATION

(Millions of Dollars, except per share amounts)   2000      1999(A)   199(B)    1997(C)   1996(D)   1995(E)    1994
---------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS(F)
Net sales                                       $  2,749  $  2,752  $  2,729  $  2,670  $  2,671  $  2,624  $  2,511
Earnings (loss)                                      194       150       138       (42)       97        59       125
Earnings (loss) per share
  Basic                                         $   2.22  $   1.67  $   1.54  $   (.47) $   1.09  $    .66  $   1.40
  Diluted                                       $   2.22  $   1.67  $   1.53  $   (.47) $   1.08  $    .66  $   1.38
Percent of Net Sales:
  Cost of sales                                     63.7%    65.9%      65.7%     66.8%     67.2%     68.2%     67.1%
  Selling, general and administrative               23.9%    25.5%      25.1%     23.5%     22.8%     22.5%     22.3%
  Interest-net                                       1.0%     1.0%        .8%       .6%       .8%      1.2%      1.2%
  Other-net                                           .7%     (.1%)       .5%       .8%       .8%       .5%      1.4%
  Earnings (loss) before income taxes               10.7%     8.4%       7.9%      (.7%)     6.5%      4.3%      8.0%
  Earnings (loss)                                    7.1%     5.5%       5.1%     (1.6%)     3.6%      2.3%      5.0%
---------------------------------------------------------------------------------------------------------------------

OTHER KEY INFORMATION
Total assets                                    $  1,885  $ 1,891   $  1,933  $  1,759  $  1,660  $  1,670  $  1,701
Long-term debt                                       249      290        345       284       343       391       387
Shareowners' equity                             $    737  $   735   $    669  $    608  $    780  $    735  $    744

Ratios:
  Current ratio                                      1.5      1.6        1.5       1.6       2.4       2.4       2.1
  Total debt to total capital                       38.6%    37.8%      45.8%     40.5%     31.7%     39.6%     39.2%
  Income tax rate                                   34.0%    35.0%      36.0%   (125.4%)    44.4%     47.6%     37.9%

  Return on average equity(F,G)                     26.4%    21.4%      21.6%     (6.0%)    12.8%      8.0%     17.6%

Common Stock Data:
  Dividends per share                           $    .90  $   .87   $    .83  $    .77  $    .73  $    .71  $    .69
  Equity per share at year-end                  $   8.65  $  8.27   $   7.54  $   6.85  $   8.79  $   8.28  $   8.37
  Market price-high                               31 7/8       35     57 1/4    47 3/8  32 13/16  26 11/16   22 7/16
              -low                                18 7/16      22     23 1/2    28      23  5/8   17 13/16   17 7/17
Average shares outstanding (in thousands)
  Basic                                           87,407   89,626     89,408    89,470    89,152    89,043    89,550
  Diluted                                         87,668   89,887     90,193    89,470    89,804    89,839    90,656

Other Information:
  Earnings (loss) from continuing operations    $    194  $   150   $   138   $    (42) $     97  $     59  $    125
  Cumulative effect of accounting change               -        -         -          -         -         -         -
---------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                             $    194  $   150   $   138   $    (42) $     97  $     59  $    125
Net earnings (loss) per share(F, G)
  Basic                                         $   2.22  $  1.67   $  1.54   $   (.47) $   1.09  $    .66  $   1.40
  Diluted                                       $   2.22  $  1.67   $  1.53   $   (.47) $   1.08  $    .66  $   1.38
Average number of employees                       16,297   16,890    18,319     18,377    18,903    19,784    19,445
Shareowners of record at end of year              16,014   16,947    17,963     18,503    17,823    16,919    17,599
=====================================================================================================================

A Includes restructuring-related transition and other non-recurring costs of $54.9 million, or $.40 per share, a one-time net restructuring credit of $21.3 million, or $.15 per share, a mechanics tools' special charge of $20.1 million, or $.14 per share, and a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $.08 per share.
B Includes restructuring-related transition and other non-recurring costs of $85.9 million, or $.61 per share.
C Includes charges for restructuring and asset write-offs of $238.5 million, or $2.00 per share, related transition costs of $71.0 million, or $.49 per share, and a non-cash charge of $10.6 million, or $.07 per share, for a stock option grant as specified in the company's employment contract with its chief executive officer.
D Includes charges for restructuring and asset write-offs of $47.8 million, or $.43 per share, related transition costs of $32.9 million, or $.23 per share, and a non-cash charge of $7.6 million, or $.08 per share, for elements of the company's employment contract with its chief executive officer.
E Includes charges for restructuring and asset write-offs of $85.5 million, or $.72 per share, and related transition costs of $9.5 million, or $.06 per share.
F Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $.09 per share, in 1993 and postretirement benefits of $12.5 million, or $.14 per share, in 1991.
G Earnings per share and return on average equity excluding restructuring charges, asset write-offs, related transition costs and other non-recurring charges would have ~been $2.06 per share and 16.2% in 1999, $2.14 per share and 18.7% in 1998, $2.08 per share and 19.9% in 1997, $1.83 per share and
   18.9% in 1996 and $1.45 per share and 16.6% in 1995.



    1993     1992      1991       1990
------------------------------------------

$  2,273  $  2,196  $  1,942   $    1,956
      93        98        97          106

$   1.03  $   1.07  $   1.12   $     1.26
$   1.01  $   1.06  $   1.11   $     1.25

    68.3%     66.8%     66.0%        65.3%
    22.5%     24.0%     23.8%        23.7%
     1.1%      1.2%      1.3%         1.3%
     1.6%       .8%       .8%          .9%
     6.5%      7.2%      8.1%         8.8%
     4.1%      4.5%      5.0%         5.4%
------------------------------------------

$  1,577  $  1,608  $  1,548   $     1,494
     377       438       397           398
$    681  $    696  $    689   $       679


     2.1       2.4       2.4           2.6
    38.7%     40.1%     37.6%         38.7%
    37.4%     37.9%     38.0%         38.4%

    13.5%     14.1%     14.1%         15.8%


$   .67   $    .64  $    .61   $       .57
$  7.62   $   7.66  $   7.61   $      8.25
23 15/16   24 1/16        22        19 7/8
18 15/16   16 1/4         13        13 5/16

  89,871    91,405    86,532        84,384
  91,296    92,842    87,552        84,770


$     93  $     98  $     97   $       106
      (9)        -       (12)            -
------------------------------------------

$     84  $     98  $     85   $       106

$    .94  $   1.07  $    .98   $      1.26
$    .92  $   1.06  $    .97   $      1.25
  18,988    18,650    17,420        17,784
  20,018    20,661    21,297        22,045
==========================================

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

January 24, 2001

/s/ John M. Trani                           /s/ James M. Loree
------------------------------------        ----------------------------------
John M. Trani                               James M. Loree
Chairman and Chief Executive Officer        Vice President, Finance & Chief
                                            Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 30, 2000 and January 1, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.



                                                /s/ Ernst & Young LLP
                                                -----------------------------

Hartford, Connecticut
January 24, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW
Stanley is a worldwide producer of tools and door products for professional, industrial and consumer use. The company's strategic goal is to become one of the world's Great Brands, delivering sustained, profitable growth. In order to achieve that goal the company has established aggressive financial targets of sales growth at two times the industry rate, earnings growth in the low- to mid-teens, operating margin in the mid-teens, operating cash flow approximately equal to earnings and return on capital in the low- to mid-twenties. While management is pleased that progress was made in 2000 toward achievement of these targets, it remains committed to driving the operational improvements necessary to fully realize these challenging goals. The company recorded a charge in 1999 to establish restructuring reserves and related asset write-offs for certain programs designed to achieve improved cost productivity. Additionally, the company has developed a myriad of other programs to continue to lower the manufacturing cost base and has implemented stronger controls over administrative expenses.

RESULTS OF OPERATIONS
Net sales in 2000 of $2,749 million were relatively flat to prior year. Overall unit volume growth was 2% which was completely offset by a 2% reduction from the net effect of foreign currency translation. The company experienced sales volume growth in the Tools segment which was partially offset by the effects of weakening markets on the Doors segment. The reduction in sales from foreign currency translation was primarily due to weaker European currencies.

Net sales in 1999 were $2,752 million, an increase of 1% over 1998. Zag Industries Ltd. ("ZAG"), which was acquired in August 1998, and the Doors segment contributed 2% to this sales growth, which was partially offset by a 1% reduction in sales from the net effect of pricing and foreign currency translation.

Financial results for 1998 and the first six months of 1999 include transition expenses related to the company's restructuring initiatives. These costs were classified as period operating expenses within cost of sales or selling, general and administrative expense. They included the costs of moving production equipment, operating duplicate facilities while transferring production or distribution, consulting costs incurred in planning and implementing changes, recruiting and relocation of employees, the cost of transition employees involved in reorganizing the functions, and other types of costs that have been incurred to facilitate restructuring. Management judgment was used to determine which costs should be classified as transition costs based on whether the costs were unusual in nature, were incurred only because of restructuring initiatives and were expected to cease when the transition activities ended. In addition, the company incurred costs to remediate its computer and related systems so that these systems would function properly with regard to date issues pertaining to the Year 2000 ("Y2K"). Because the presence of restructuring charges, restructuring-related transition costs and non-recurring Y2K remediation costs obscure the underlying trends within the company's business, the company also provides information on its results for 1998 and the first six months of 1999 excluding these identifiable costs. These pro forma or "core" results are the basis of business segment information. The narrative regarding results of operations has also been expanded to provide information as to the effects of these items on each financial statement category. Effective in the third quarter 1999, these costs were no longer disclosed separately as they were significantly lower than amounts previously incurred.

Results in 1999 also included a special charge in the fourth quarter as the company recorded higher estimates for loss provisions on receivables, inventory and other assets related to its mechanics tools businesses, principally MacDirect. The changes in estimates were based on the company's evolving experience in managing a direct mobile sales force in the automotive channel as well as inefficiencies in operating mechanisms and systems. Of the total $20 million special charge to income, $3 million was included in net sales, $11 million was included in cost of sales, $11 million was included in selling, general and administrative expenses and a credit of $5 million was included in other income. The narrative regarding results of operations has also been expanded to provide information as to the effects of these charges on each financial statement category.

In 2000, the company reported gross profit of $997 million, or 36.3% of net sales compared to 34.1% in 1999. Included in cost of sales for 1999 were $20 million of restructuring-related transition costs, primarily for plant rationalization activities, and the mechanic tools' special charges of $11 million. Gross profit in 1999, excluding these restructuring-related and special charges was 35.3% of net sales. This significant improvement in gross profit is attributable to a combination of the company's improved ability to adjust employment and production plans as market demand fluctuates, improved cost controls in operations, the benefits of the company's restructuring programs, and continued progress on purchased material costs despite inflationary pressures.

In 1999, the company reported gross profit of $938 million, or 34.1% of net sales compared to 34.3% in 1998. Cost of sales in 1998 included $17 million of restructuring-related transition costs. Gross profit in 1999, excluding these restructuring-related and special charges was 35.3% of net sales compared with 34.9% for 1998. This improvement was attributable to a combination of improved cost controls in operations, accelerating in the second half of 1999, and the benefits of the company's 1997 restructuring.

Selling, general and administrative expenses were $657 million, or 23.9% of net sales, in 2000, as compared with $703 million, or 25.5% of net sales in 1999. Included in 1999 were $35 million of restructuring-related transition and other non-recurring costs and fourth quarter special charges related to mechanics' tools of $11 million. Excluding these costs and the fourth quarter 1999 special charges, selling, general and administrative expenses were $657 million in 1999 or 23.9% of net sales. The company has made significant strides in the latter half of 2000 in its continual effort to reduce selling, general and administrative expenses. In the first half of 2000, the company's expenses were 6% higher than 1999 core expenses for the same period, primarily the result of increased distribution costs, information management infrastructure costs, and selling and administrative costs related to an increased number of sales representatives in the MacDirect program. However, in the second half of 2000, the company's expenses were 6% lower than 1999 expenses for the same period. Significant cost reductions were achieved pertaining to information management infrastructure, distribution, and administrative activities.

Selling, general and administrative expenses were $703 million in 1999, as compared with $685 million, or 25.1% of net sales in 1998. In 1998 restructuring-related transition and other non-recurring costs were $69 million. Excluding these costs and the fourth quarter special charges, selling, general and administrative expenses increased to $657 million in 1999 from $616 million in 1998. This increase was primarily the result of the ZAG acquisition, higher selling and administrative costs related to an increased number of sales representatives in the MacDirect program, and higher sales and marketing costs associated with the company's larger retail customers.

Net interest expense of $27 million in 2000 represented a slight decrease from $28 million in 1999 as debt levels were relatively consistent from year to year. Net interest expense increased in 1999 from $23 million in 1998 primarily due to increased levels of debt associated with funding the acquisition of ZAG and higher levels of working capital.

Other net was $20 million of expense in 2000 compared with $2 million in income for 1999 and $13 million of expense for 1998. The company experienced lower gains from asset sales in 2000 and incurred a write-off of the remaining interest in a previously disposed equipment rental business. Additionally, included in 1999 results were non-recurring currency related gains of $11 million realized upon the termination of a cross-currency financial instrument.

The company's 2000 effective annual income tax rate was 34% reflecting continued benefit of tax structural changes implemented during the last few years. The company's effective tax rate was 35% in 1999 and 36% in 1998.

BUSINESS SEGMENT RESULTS
The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools, as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. The information presented below excludes restructuring charges, restructuring-related transition and other non-recurring costs for 1998 and the first half of 1999. Segment eliminations are also excluded. Special fourth quarter 1999 charges related to Mechanics' Tools of $25 million are reflected in Tools 1999 segment results.

TOOLS
(Millions of Dollars)                  2000          1999         1998
-------------------------------------------------------------------------
Net Sales                            $ 2,143       $ 2,116      $ 2,108
Core Operating Profit                $   286       $   248      $   279
% of Net Sales                         13.3%         11.7%        13.2%
-------------------------------------------------------------------------

Tools sales increased 1% in 2000 primarily from unit volume improvements in the consumer hand tools, industrial mechanical tools and specialty tool catalog businesses. Additionally, the ZAG business was a large contributor to the sales volume growth. These increases were almost completely offset by a 2% reduction in sales from the net effect of foreign currency translation, primarily due to weaker European currencies. Operating profit in 2000 for the tools segment was 13.3% of net sales compared to 1999 core operating profit, excluding the special charges, of 12.9% of net sales. The increase from prior year is due to improved cost controls in operations, the benefits of the company's restructuring initiatives, and higher unit volumes.

While 1999 tools sales overall were relatively flat compared to 1998, they included a 2% increase from the acquisition of ZAG and volume improvements in the U.S. hand and mechanics tools businesses. These increases were offset by lower volume in Europe and Latin America, and a decline in industrial mechanics tools. European sales volume was negatively affected by inefficiencies stemming from the closure of a European distribution center and strong competition in the European fastening system business. Core operating profit for the tools segment excluding the special charges was 12.9% of net sales, a slight decline from 1998 due to higher selling, general and administrative expenses.

DOORS
(Millions of Dollars)                   2000          1999         1998
-------------------------------------------------------------------------
Net Sales                              $ 606         $ 636        $ 621
Core Operating Profit                  $  55         $  42        $  59
% of Net Sales                          9.1%          6.6%         9.5%
-------------------------------------------------------------------------

Net sales decreased 5% in 2000, driven by declining hardware sales due to the weakening of demand for appliance hardware, residential entry doors and home decor products. These declines were partially offset by sales unit volume growth in automated door products. Operating profit in 2000 for the doors segment was 9.1% of net sales compared to core operating profit of 6.6% for 1999. This increase is due primarily to realization of benefits associated with the movement of hardware products to low cost countries, improved performance in the company's entry door manufacturing operations, and the recovery of automated door business operations following a major systems implementation in 1999.

Net sales increased 2% in 1999, driven by strong unit volume increases in residential entry doors and home decor products. This growth was substantially offset by declining hardware sales from the loss of the major U.S. retail customer and the lingering effects of poor 1998 fill rates. Core operating profit declined by $17 million in 1999 due to costs associated with relocating hardware production to lower-cost locations and increased provisions for uncollectible accounts receivables.

RESTRUCTURING ACTIVITIES
In 2000, the company completed the restructuring initiatives announced in 1997 and 1999 and will only be incurring certain run-off expenditures over the next few years.

In 1999, the company completed an evaluation of the remaining reserves that were established in 1997 for restructuring initiatives and determined that certain projects would be cancelled in order to reapply company resources to higher payback areas. Accordingly, in the fourth quarter of 1999, the company reversed $62 million of reserves established for such actions. Net reserves of $18 million, $12 million for severance, $2 million for asset write-downs and $4 million for environmental remediation and other exit costs were remaining at the end of 1999 to be utilized for remaining costs associated with projects initiated, however, not completed. In 2000, severance of $10 million, asset write-downs of $2 million, and payments for other exit costs of $2 million reduced these reserves to $4 million by year-end.

In 1999, new projects were approved to achieve improved cost productivity. These new initiatives included facility closures and the related relocation of production, a reduction in force in administrative functions and the outsourcing of non-core activities as well as the related asset impairments. The company recorded restructuring charges related to these new initiatives of $40 million, of which $30 million related to severance, $8 million related to asset write-downs, and $2 million related to environmental remediation and other exit costs. In 2000, severance of $19 million, asset write-downs of $5 million, and payments for other exit costs of $1 million reduced these reserves to $15 million by year-end.

To date the company has closed 54 facilities and reduced employment by approximately 6,200 people related to all restructuring initiatives.

FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL
The company has historically generated strong cash flows from operations. During 2000 the company generated $236 million in operating cash flow, versus $222 million in 1999. This increase resulted primarily from a significant reduction in restructuring-related transition costs, which was offset partially by higher working capital requirements. In 2000, the company's receivables decreased by $14 million, inventory increased by $17 million, and accounts payable increased by $15 million. The receivables decrease was primarily attributed to the doors segment as volume declined. The increased inventory was in the tools and fastening businesses. The accounts payable increase resulted from renegotiation of vendor terms and increased attention to payment management. The company made cash payments of $32 million for its restructuring activities, primarily severance. Cash outflows relating to the restructuring activities are expected to continue, although at a reduced level, throughout 2001.

Capital expenditures were $60 million in 2000 down from $78 million last year. Investment in capital was lower than traditional levels as a result of facility consolidations, continued outsourcing and the Stanley Production System.

In 2000, the company's overall debt increased by $15 million as certain short-term borrowings were utilized to partially fund common stock repurchases and working capital needs. In 1999, the company issued $120 million of 5 year debt to capitalize on favorable interest rates and reduce its reliance on short-term sources of funds. The debt to capital ratio was relatively flat to the prior year.

The company's objective is to increase dividends by at least one-half the company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%. Dividends increased 3.5% in 2000 and 5% in 1999.

The company repurchased 4.3 million shares of its common stock in 2000. The net effect was a decrease in equity of $111 million. These repurchases were funded primarily by cash flow from operations. The company has indicated that it may continue to repurchase its shares when deemed appropriate.

MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The company is exposed to market risk from changes in foreign currency exchange rates and interest rates. Exposure to foreign currency risk results because the company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The company's predominant exposures are in European, Canadian and Asian currencies. From time to time, certain cross-currency trade flows arising from sales and procurement activities are consolidated and netted prior to obtaining risk protection, primarily purchased basket options. The company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. At times, the company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain unhedged, such as in the case of the Euro in 2000. The company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also to provide a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 2000 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The company's exposure to interest rate risk results from its outstanding debt obligations, short-term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The company's primary exposure to interest risk comes from its floating rate debt in the US, Canada and Europe and is fairly represented by changes in LIBOR rates. At December 30, 2000, the result of a hypothetical one percentage point increase in short term LIBOR rates would not have resulted in a material impact on the pretax profit of the company.

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

NEW ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," which was originally to be effective in fiscal year 2000. In May 1999, the Financial Accounting Standards Board deferred the effective date for one year and the standard now will be effective January 1, 2001. The adoption of this standard will not have a material impact on the company's balance sheet, operating results or cash flows.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", replaces SFAS No. 125. SFAS No. 140 clarifies issues that arose from SFAS No. 125 regarding securitizations of financial assets and special purpose entities and collateralizations of transferred financial assets. The new standard is effective for transfers after March 31, 2001. We believe the adoption of this standard will not have a material effect on the results of operations or financial position.

CAUTIONARY STATEMENTS
The statements contained in this annual report to shareowners regarding the company's ability (i) to become a Great Brand and deliver sustained, profitable growth (e.g., sales growth at twice the industry rate, earnings growth in the low- to mid- teens and dividend growth), (ii) to lower the overall cost structure to become more competitive, (iii) to obtain sales growth from the implementation of sales and marketing programs, (iv) to drive working capital efficiency and continue to generate cash to, among other things, invest in business needs, make strategic acquisitions and to fund restructuring and other initiatives are forward looking and inherently subject to risk and uncertainty.

The company's ability to lower its overall cost structure is dependent on the success of various initiatives to improve manufacturing operations and to implement related cost control systems and to source from and manufacture a higher percentage of the company's products in low-cost countries. The success of these initiatives is dependent on the company's ability to increase the efficiency of its routine business processes, to develop and implement process control systems, to develop and execute comprehensive plans for facility consolidations, the availability of vendors to perform outsourced functions, the availability of lower cost raw material of suitable quality from foreign countries, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand while any facility consolidation is in process and other unforeseen events. In addition, the company's ability to leverage the benefits of gross margin improvements is dependent upon maintaining selling, general and administrative expense at 2000 levels. The company's ability to maintain the level of selling, general and administrative expenses is dependent upon various process improvement activities, the successful implementation of changes to the sales organization, the recruitment and retention of manufacturers sales representatives and the reduction of transaction costs.

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

The company's ability to drive working capital efficiency and continue to generate cash to, among other things, invest in business needs, make strategic acquisitions and to fund restructuring and other initiatives is dependent on all of the factors discussed above, as well as the continued success of improvements in processes to manage inventory and receivable levels.

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

BUSINESS SEGMENT INFORMATION

BUSINESS SEGMENTS
The company operates worldwide in two reportable business segments: Tools and Doors. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware.

BUSINESS SEGMENTS
(Millions of Dollars)                   2000          1999         1998
-------------------------------------------------------------------------
NET SALES
Tools                              $ 2,142.5     $ 2,116.2    $ 2,107.8
Doors                                  606.4         635.6        621.3
Consolidated                       $ 2,748.9     $ 2,751.8    $ 2,729.1
-------------------------------------------------------------------------
Operating Profit
Tools                              $   285.7     $   248.1    $   278.6
Doors                                   55.1          41.7         58.9
-------------------------------------------------------------------------
                                       340.8         289.8        337.5
Restructuring, transition
  and other costs                          -         (33.6)       (85.9)
Interest-net                           (27.1)        (27.9)       (23.1)
Other-net                              (20.0)          2.5        (13.1)
-------------------------------------------------------------------------
Earnings before income taxes       $   293.7     $   230.8    $   215.4
-------------------------------------------------------------------------
SEGMENT ASSETS
Tools                              $ 1,502.4     $ 1,455.1    $ 1,462.9
Doors                                  260.3         306.4        279.6
                                     1,762.7       1,761.5      1,742.5
Corporate assets                       122.1         129.1        190.4
Consolidated                       $ 1,884.8     $ 1,890.6    $ 1,932.9
CAPITAL EXPENDITURES
Tools                              $    44.5     $    90.2    $    53.1
Doors                                   19.9          12.7         11.6
DEPRECIATION AND
AMORTIZATION
Tools                              $    66.2     $    70.1    $    64.7
Doors                                   17.1          15.5         15.0
=========================================================================

BUSINESS SEGMENT INFOMATION

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

Sales to one customer in both the Tools and Doors segments were approximately 17%, 15% and 14% of consolidated net sales in 2000, 1999 and 1998, respectively.

GEOGRAPHIC AREAS
(Millions of Dollars)                   2000          1999         1998
-------------------------------------------------------------------------
NET SALES
United States                      $ 1,984.0     $ 1,962.5    $ 1,953.4
Other Americas                         203.3         199.0        211.9
Europe                                 459.3         493.2        467.5
Asia                                   102.3          97.1         96.3
-------------------------------------------------------------------------
Consolidated                       $ 2,748.9     $ 2,751.8    $ 2,729.1
-------------------------------------------------------------------------
LONG-LIVED ASSETS
United States                      $   458.3     $   442.1    $   461.1
Other Americas                          31.3          28.1         25.4
Europe                                 266.7         286.3        284.3
Asia                                    34.2          36.7         41.7
Other                                      -           6.4         34.0
Consolidated                       $   790.5     $   799.6    $   846.5
=========================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999 (Millions of Dollars, except per share amounts)




                                        2000          1999         1998
-------------------------------------------------------------------------
NET SALES                          $ 2,748.9     $ 2,751.8    $ 2,729.1
COSTS AND EXPENSES
Cost of sales                        1,751.5       1,813.9      1,792.8
Selling, general and administrative    656.6         703.0        684.7
Interest-net                            27.1          27.9         23.1
Other-net                               20.0          (2.5)        13.1
Restructuring and asset write-offs         -         (21.3)           -
-------------------------------------------------------------------------
                                     2,455.2       2,521.0      2,513.7
-------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES           293.7         230.8        215.4
-------------------------------------------------------------------------
INCOME TAXES                            99.3          80.8         77.6
-------------------------------------------------------------------------
NET EARNINGS                       $   194.4     $   150.0    $   137.8
-------------------------------------------------------------------------
NET EARNINGS PER SHARE OF COMMON STOCK
   BASIC                           $    2.22     $    1.67    $    1.54
-------------------------------------------------------------------------
   DILUTED                         $    2.22     $    1.67    $    1.53
=========================================================================
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 30, 2000 and January 1, 2000
(Millions of Dollars)                                              2000         1999
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    $     93.6   $     88.0
Accounts and notes receivable                                     531.9        546.1
Inventories                                                       398.1        381.2
Deferred taxes                                                     29.6         34.2
Other current assets                                               41.1         41.5
-------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                            1,094.3      1,091.0
PROPERTY, PLANT AND EQUIPMENT                                     503.7        520.6
GOODWILL AND OTHER INTANGIBLES                                    175.9        185.2
OTHER ASSETS                                                      110.9         93.8
-------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $ 1,884.8    $ 1,890.6
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                         $   207.6    $   145.3
Current maturities of long-term debt                                6.1         11.7
Accounts payable                                                  239.8        225.0
Accrued expenses                                                  253.8        311.0
-------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                         707.3        693.0
-------------------------------------------------------------------------------------
LONG-TERM DEBT                                                    248.7        290.0
RESTRUCTURING RESERVES                                              1.3          1.3
OTHER LIABILITIES                                                 191.0        170.9
SHAREOWNERS' EQUITY
Preferred stock, without par value:
  Authorized and unissued 10,000,000 shares
  Common stock, par value $2.50 per share:
  Authorized 200,000,000 shares;
  issued 92,343,410 shares in 2000 and 1999                       230.9        230.9
Retained earnings                                               1,039.6        926.9
Accumulated other comprehensive loss                             (124.5)       (99.2)
ESOP debt                                                        (194.8)      (202.2)
-------------------------------------------------------------------------------------
                                                                  951.2        856.4
Less: cost of common stock in treasury
  (7,155,158 shares in 2000 and 3,398,235 shares in 1999)         214.7        121.0
-------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                         736.5        735.4
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                     $ 1,884.8    $ 1,890.6
=====================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999

(Millions of Dollars)                                              2000         1999         1998
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings                                                     $194.4       $150.0       $137.8
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
         Depreciation and amortization                             83.3         85.6         79.7
         Provision for bad debts                                   24.3         31.3         16.1
         Restructuring and asset write-offs                           -        (21.3)           -
         Other non-cash items                                      17.9         26.4         16.4
Changes in operating assets and liabilities:
         Accounts and notes receivable                            (15.8)       (66.9)       (41.7)
         Inventories                                              (29.2)       (12.5)       (78.0)
         Accounts payable and accrued expenses                    (42.0)        18.1        (61.8)
         Income taxes                                               9.8         19.8         (5.4)
         Other                                                     (6.5)        (8.2)        (6.9)
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         236.2        222.3         56.2
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                              (59.8)       (77.9)       (56.9)
Capitalized software                                               (4.6)       (25.0)        (7.8)
Proceeds from sales of assets                                      14.1         35.1          9.8
Proceeds from sales of businesses                                     -            -          3.0
Business acquisitions                                                 -            -        (99.9)
Other                                                             (19.7)        (0.1)          .7
--------------------------------------------------------------------------------------------------
Net cash used by investing activities                             (70.0)       (67.9)      (151.1)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                                        (32.7)      (156.7)       (40.0)
Proceeds from long-term borrowings                                    -        121.3         60.9
Net short-term financing                                           59.7        (61.1)        126.7
Proceeds from swap terminations                                       -         13.9            -
Proceeds from issuance of common stock                              8.9         10.0         21.9
Purchase of common stock for treasury                            (108.6)       (21.4)       (42.0)
Cash dividends on common stock                                    (78.3)       (77.5)       (73.9)
--------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                 (151.0)      (171.5)        53.6
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            (9.6)        (5.0)         (.8)
--------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    5.6        (22.1)       (42.1)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       88.0        110.1        152.2
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $  93.6      $  88.0       $110.1
--------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNER'S EQUITY

Fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999

                                                                    ACCUMULATED
                                                                          OTHER
                                     COMMON           RETAINED     COMPREHENSIVE            ESOP           TREASURY     SHAREOWNERS'
(Millions of Dollars, except per     STOCK            EARNINGS     INCOME (LOSS)            DEBT            STOCK         EQUITY
share amounts)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE JANUARY 3, 1998               $230.9         $   806.6         $   (85.3)        $(223.8)          $(120.6)       $607.8
Comprehensive income:
     Net earnings                                        137.8
     Currency translation adjustment                                         2.1
     Minimum pension liability                                              (1.4)
Total comprehensive income                                                                                                 138.5
Cash dividends declared-$.83 per share                   (73.9)                                                            (73.9)
Issuance of common stock                                  (8.5)                                               33.8          25.3
Purchase of common stock                                                                                     (44.1)        (44.1)
Tax benefit related to stock options                       2.4                                                               2.4
ESOP debt                                                                                   10.6                            10.6
ESOP tax benefit                                           2.8                                                               2.8
------------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1999                230.9             867.2             (84.6)         (213.2)           (130.9)        669.4
Comprehensive income:
     Net earnings                                        150.0
     Currency translation adjustment                                       (15.6)
     Minimum pension liability                                               1.0
Total comprehensive income                                                                                                 135.4
Cash dividends declared-$.87 per share                   (77.5)                                                            (77.5)
Issuance of common stock                                 (16.3)                                               29.4          13.1
Purchase of common stock                                                                                     (19.5)       (19.5)
Tax benefit related to stock options                        .8                                                                .8
ESOP debt                                                                                   11.0                            11.0
ESOP tax benefit                                           2.7                                                               2.7
------------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 2000               230.9              926.9             (99.2)         (202.2)           (121.0)        735.4
Comprehensive income:
     Net earnings                                        194.4
     Currency translation adjustment                                       (24.6)
     Minimum pension liability                                               (.7)
Total comprehensive income                                                                                                 169.1
Cash dividends declared-$.90 per share                   (78.3)                                                            (78.3)
Issuance of common stock                                  (6.8)                                               17.8          11.0
Purchase of common stock                                                                                    (111.5)       (111.5)
Tax benefit related to stock options                        .8                                                                .8
ESOP debt                                                                                    7.4                             7.4
ESOP tax benefit                                           2.6                                                               2.6
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE DECEMBER 30, 2000            $230.9          $1,039.6          $ (124.5)        $(194.8)          $(214.7)       $736.5
------------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 2000, 1999 and 1998.

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

FOREIGN CURRENCY TRANSLATION
For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings, and amounted to net losses for 2000, 1999 and 1998 of $2.3 million, $4.8 million and $.9 million, respectively.

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

Goodwill is amortized on a straight-line basis over periods not exceeding forty years. The company periodically evaluates the existence of goodwill impairment on the basis of whether amounts recorded are recoverable from projected undiscounted cash flows of related businesses. Impairment losses are valued by comparing the carrying value of the goodwill to its fair value, determined by the discounted cash flow method.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses were charged to operations in 1999 and were included in Restructuring and asset write-offs on the statement of operations.

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

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," which established new accounting and reporting standards for derivative instruments. This standard, as amended by SFAS 137 and SFAS 138, becomes effective for the company in fiscal year 2001. The adoption of SFAS 133, as amended, will not have a material impact on the company's balance sheet, operating results or cash flows.

REVENUE RECOGNITION
Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product.

The company enters into arrangements licensing its brand name on specifically approved products. The licensees pay the company royalties as products are sold, subject to annual minimum guaranteed amounts. For those arrangements where the company has continuing involvement with the licensee, royalty revenues are recognized as they are earned over the life of the agreement. For certain agreements, where the company has no further continuing involvement with the licensee, the company recognizes the guaranteed minimum royalties at the time the arrangement becomes effective and all applicable products have been approved.

RECEIVABLES
The company accounts for the securitization of its trade receivables in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In September, 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces in its entirety SFAS 125. The company has adopted the disclosure requirements of SFAS 140 effective December, 2000 and will apply the new accounting rules prospectively to transactions beginning in the second quarter of 2001. Based on current circumstances, the company believes the application of the new accounting rules will not have a material impact on its consolidated financial statements.

Income Taxes Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Earnings per Share Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

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

The aforementioned acquisition was accounted for as a purchase transaction and, accordingly, the operating results have been included in the company's consolidated financial statements since the date of acquisition. The acquisition did not have a material pro forma impact on 1998 operations.

C. ACCOUNTS AND NOTES RECEIVABLE
Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. At December 30, 2000 and January 1, 2000, allowances for doubtful receivables of $41.9 million and $43.4 million, respectively, were applied as a reduction of current accounts and notes receivable. The company believes it has no significant concentrations of credit risk as of December 30, 2000.

The company has agreements to sell, on a revolving basis, undivided interests in defined pools of accounts and notes receivable. At December 30, 2000, the defined pools of receivables amounted to $286.5 million. The proceeds from sales of such eligible receivables, primarily to Qualifying Special Purpose Entities (QSPE's), in revolving-period securitizations were $86.7 million in 2000 and $93.6 million in 1999, and these amounts have been deducted from receivables in the December 30, 2000 and January 1, 2000 consolidated balance sheets. There were no gains or losses on these sales. The company is responsible for servicing and collecting the receivables sold and held in the QSPE's. Any incremental additional costs related to such servicing and collection efforts are not significant.

D. INVENTORIES
(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Finished products                                 $  281.4    $   269.0
Work in process                                       53.8         48.3
Raw materials                                         62.9         63.9
-----------------------------------------------------------------------
                                                  $  398.1    $   381.2
=======================================================================

Inventories in the amount of $252.5 million at December 30, 2000 and $231.6 million at January 1, 2000 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $84.0 million and $114.4 million higher than reported at December 30, 2000 and January 1, 2000, respectively.

E. PROPERTY, PLANT AND EQUIPMENT
(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Land                                              $   25.4    $    27.2
Buildings                                            218.3        218.3
Machinery and equipment                              913.8        886.0
Computer software                                     74.7         76.5
-----------------------------------------------------------------------
                                                   1,232.2      1,208.0
Less: accumulated depreciation
  and amortization                                   728.5        687.4
-----------------------------------------------------------------------
                                                  $  503.7    $   520.6
=======================================================================

The provisions for depreciation and amortization for 2000, 1999 and 1998 were $75.9, $75.6 million and $71.4 million, respectively.

F. GOODWILL AND OTHER INTANGIBLES
Goodwill and other intangibles at the end of each fiscal year, net of accumulated amortization of $79.0 million and $86.0 million, were as follows:

(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Goodwill                                          $  160.4    $   168.2
Other                                                 15.5         17.0
-----------------------------------------------------------------------
                                                  $  175.9    $   185.2
=======================================================================

G. ACCRUED EXPENSES
(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Payroll and related taxes                         $   29.7    $    41.9
Insurance                                             31.3         32.2
Restructuring                                         12.1         46.7
Income taxes                                          54.8         45.7
Other                                                125.9        144.5
-----------------------------------------------------------------------
                                                  $  253.8    $   311.0
=======================================================================

H. LONG-TERM DEBT AND FINANCING ARRANGEMENTS
(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Notes payable in 2002                   7.4%      $  100.0    $   100.0
Notes payable in 2004                   5.8%         120.0        120.0
Notes payable due semiannually
  to 2005                               6.3%             -         27.5
Industrial Revenue Bonds due in
  varying amounts to 2010           5.8-6.8%          19.6         19.6
ESOP loan guarantees,
  payable in varying
  monthly installments
  through 2009                          6.1%          27.9         33.6
Other, including net swap receivables                (12.7)         1.0
-----------------------------------------------------------------------
                                                     254.8        301.7
Less: current maturities                               6.1         11.7
-----------------------------------------------------------------------
                                                  $  248.7    $   290.0
=======================================================================

The company has unused short and long-term credit arrangements with several banks to borrow up to $350.0 million at the lower of prime or money market rates. Of this amount, $150.0 million is long-term. Commitment fees range from
 .06% to .07%. In addition, the company has short-term lines of credit with numerous foreign banks aggregating $116.7 million, of which $97.5 million was available at December 30, 2000. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350.0 million is available to support the company's commercial paper program. The weighted average interest rates on short-term borrowings at December 30, 2000 and January 1, 2000 were 6.5% and 5.1%, respectively.

To manage interest costs and foreign exchange risk, the company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps that convert $90.5 million of fixed rate United States dollar debt into 4.4% fixed rate Euro debt. The company also has currency swaps that convert $39.0 million of variable rate United States dollar debt to variable rate Euro debt (5.0% weighted average rate). See Note I for more information regarding the company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for the years 2002 to 2005 are $120.0 million, $7.0 million, $107.4 million and $3.2 million, respectively. Interest paid during 2000, 1999 and 1998 amounted to $36.1 million, $30.8 million and $31.2 million, respectively.

On October 18, 2000, the company set up a new Extendible Commercial Notes (ECN) program. Under the ECN program, the company can issue up to $50 million of senior unsecured short-term debt. The ECN's provide the company a new source of short-term funding in addition to the commercial paper program and other short term arrangements. As of December 30, 2000, the company had issued $49.4 million of ECN's.

Commercial paper and ECN's, utilized to support working capital requirements, were $187.8 million and $145.2 million, as of December 30, 2000 and January 1, 2000, respectively.

I. FINANCIAL INSTRUMENTS
The company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed-rate debt proportions and to minimize the foreign exchange risk of obligations. To meet these objectives the company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(Millions of Dollars)                                 2000         1999
-----------------------------------------------------------------------
Currency swaps                                      $112.0       $112.8
  pay rate                                            4.6%         4.1%
  receive rate                                        6.0%         5.8%
  maturity dates                                 2004-2005         2004
-----------------------------------------------------------------------

The company uses purchased currency options and forward exchange contracts to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the company enters into forward exchange contracts to hedge intercompany loans and royalty payments. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 30, 2000 and January 1, 2000, the company had forward contracts hedging intercompany loans and royalty payments totaling $11.3 million and $8.8 million, respectively. At December 30, 2000 and January 1, 2000, currency options hedged anticipated transactions totaling $174.7 million and $200.1 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, Taiwanese dollars, Israeli Shekels and major European currencies and generally mature within the next one year period.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The company considers the risk of default to be remote.

A summary of the carrying values and fair values of the company's financial instruments at December 30, 2000 and January 1, 2000 is as follows:

(Millions of Dollars)                          2000                      1999
-------------------------------------------------------------------------------------
                                    Carrying          Fair     Carrying         Fair
                                      Value          Value        Value        Value
-------------------------------------------------------------------------------------
Long-term debt,
  including current portion           $272.2        $270.5       $311.2       $297.9
Currency and
  interest rate swaps                  (17.4)        (19.5)        (9.5)        (8.2)
-------------------------------------------------------------------------------------
                                      $254.8        $251.0       $301.7       $289.7
=====================================================================================

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

J. CAPITAL STOCK
EARNINGS PER SHARE COMPUTATION
The following table reconciles the weighted average shares outstanding used to calculate basic and diluted earnings per share.

(Millions of Dollars, except per share amounts)
                                        2000          1999         1998
--------------------------------------------------------------------------
Net earnings                          $194.4        $150.0       $137.8
--------------------------------------------------------------------------
Basic earnings per share-
  weighted average shares         87,407,282    89,626,424   89,407,980
Dilutive effect of
  employee stock options             260,499       260,177      785,342
--------------------------------------------------------------------------
Diluted earnings per share-
  weighted average shares         87,667,781    89,886,601   90,193,322
--------------------------------------------------------------------------
Earnings per share:
  Basic                              $  2.22       $  1.67      $  1.54
  Diluted                            $  2.22       $  1.67      $  1.53
--------------------------------------------------------------------------

COMMON STOCK SHARE ACTIVITY
The activity in common shares for each year, net of treasury stock, was as follows:

                                        2000          1999         1998
--------------------------------------------------------------------------
Outstanding, beginning of year    88,945,175    88,771,928   88,788,081
Issued                               557,490     1,139,671      977,865
Purchased                         (4,314,413)     (966,424)    (994,018)
--------------------------------------------------------------------------
Outstanding, end of year          85,188,252    88,945,175   88,771,928
==========================================================================

COMMON STOCK RESERVED
At December 30, 2000 and January 1, 2000, the number of shares of common stock reserved for future issuance under various employee and director stock plans was as follows:

                                                      2000         1999
-----------------------------------------------------------------------
Employee Stock Purchase Plan                     4,070,937    4,171,306
Stock Option Plans                               6,452,150    6,817,346
Long-term incentive plans                        6,677,064    6,718,596
-----------------------------------------------------------------------
                                                17,200,151   17,707,248
=======================================================================

PREFERRED STOCK PURCHASE RIGHTS
Each outstanding share of common stock has one half of a share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2006, and may be redeemed by the company at a price of $.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the company) having a market value equal to two times the exercise price of the right. At December 30, 2000, there were 42,594,126 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK OPTIONS AND AWARDS
The company has a stock option plan for all employees and a Long-Term Incentive Plan (LTIP) for key executives. Each provides for the grant of stock options. The LTIP also provides for the grant of restricted stock and other awards. The company also has a stock option plan that provides for option grants to outside directors of the company. Options are granted at the market price of the company's stock on the date of grant and have a maximum term of 10 years. Generally stock options are 50% exercisable on the one year anniversary of the grant and the remaining 50% are exercisable on the two year anniversary of the grant.

Information regarding the company's stock option plans is summarized below:

                                                          2000                               1999                            1998
---------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                           Weighted                        Weighted
                                                       Average                            Average                         Average
                                                      Exercise                           Exercise                        Exercise
                                     Options             Price           Options            Price           Options         Price

---------------------------------------------------------------------------------------------------------------------------------
Outstanding,
  beginning
  of year                          6,413,578            $28.89         4,824,891           $29.56         4,244,013        $28.49
Granted                            4,142,650             23.89         2,158,350            27.12         1,358,467         29.10
Exercised                           (356,160)            20.12          (341,263)           21.58          (498,339)        21.55
Forfeited                           (210,627)            22.97          (228,400)           37.15          (279,250)        43.20
---------------------------------------------------------------------------------------------------------------------------------
Outstanding,
  end of year                      9,989,441             27.19         6,413,578           $28.89         4,824,891        $29.56
---------------------------------------------------------------------------------------------------------------------------------
Options
  exercisable,
  end of year                      6,192,691            $27.28         3,608,261           $29.06         3,627,424       $29.02
---------------------------------------------------------------------------------------------------------------------------------

Options outstanding as of December 30, 2000 had exercise prices as follows:
4,319,574 options ranging from $18.53 to $24.97, 4,757,667 options ranging from $25.31 to $32.81 and 912,200 options ranging from $38.25 to $55.98. The weighted average remaining contractual life of these options is 9.1 years.

EMPLOYEE STOCK PURCHASE PLAN
The Employee Stock Purchase Plan enables substantially all employees in the United States, Canada and Belgium to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($21.17 per share for fiscal year 2000 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2000, 1999 and 1998 shares totaling 100,369, 127,447 and 367,498, respectively, were issued under the plan at average prices of $20.82, $22.85 and $35.16 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN
The Long-Term Stock Incentive Plan (LTSIP) provides for the granting of awards to senior management employees for achieving company performance measures. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are payable in shares of common stock as directed by the Committee. Shares totaling 41,532, 46,746 and 67,993 were issued in 2000, 1999 and 1998, respectively. LTSIP expense was $.8 million in 2000, $.3 million in 1999 and $1.6 million in 1998.

STOCK COMPENSATION PLAN
The company accounts for stock option grants under its two stock-based compensation plans and stock purchases under the Employee Stock Purchase Plan in accordance with APB No. 25. Accordingly, no compensation cost has been recognized for the majority of stock option grants since the options have exercise prices equal to the market value of the company's common stock at the date of grant. If compensation cost for the company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                        2000          1999         1998
-----------------------------------------------------------------------
Pro forma net earnings
  (in millions)                      $ 173.2       $ 141.4      $ 128.9
Pro forma earnings per share:
  Basic                              $  1.98       $  1.58      $  1.44
  Diluted                            $  1.97       $  1.57      $  1.43
=======================================================================

Pro forma compensation cost relating to the stock options is recognized over the six month vesting period, while Employee Stock Purchase Plan compensation cost is recognized on the first day of the plan year. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 3.8%, 3.5% and, 3.1%; expected volatility of 40% for 2000 and 1999, and 35% for 1998; risk-free interest rates of 6.1%, 7.0% and 5.4%; and expected lives of 7 years. The weighted average fair value of stock options granted in 2000, 1999 and 1998 was $8.15, $9.92 and $10.90, respectively. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 2000, 1999 and 1998, respectively: dividend yield of 5.2%, 3.5% and 3.1%, expected volatility of 40% for 2000 and 1999, and 35% for 1998; risk-free interest rates of 6.0%, 6.4% and 4.8%, and expected lives of 1.0 years. The weighted average fair value of those purchase rights granted in 2000, 1999 and 1998 was $5.68, $10.09 and $7.21, respectively.

K. EMPLOYEE BENEFIT PLANS
Employee Stock Ownership Plan (ESOP)
The Account Value Plan provides opportunities for tax-deferred savings, enabling eligible U.S. employees to acquire a proprietary interest in the company. Such employees may contribute from 1% to 15% of their salary to the plan. The company contributes an amount equal to one-half of the employee contribution up to the first 7% of their salary, all of which is invested in the company's common stock. The amounts in 2000, 1999 and 1998 under this matching arrangement were $7.0 million, $7.1 million and $7.9 million, respectively. Beginning in 1998, the investment options for plan participant contributions were enhanced to include a variety of investment funds in addition to the company's common stock.

In 1998, the ESOP was expanded to include an additional non-contributory benefit for U.S. salaried and non-union hourly employees to replace the pre-existing defined benefit plan. Under the new benefit arrangement, the company contributes amounts ranging from 2% to 9% of employee compensation based on age, ($13.0 million in 2000, $13.9 million in 1999 and $9.5 million in 1998). Assets of the new defined contribution benefit are invested in equity securities and bonds.

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

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The company's net ESOP activity resulted in expense of $8.6 million in 2000, $10.7 million in 1999, and income of $5.1 million in 1998.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $14.2 million in 2000, $14.7 million in 1999 and $15.2 million in 1998. Interest costs incurred by the ESOP on external debt for 2000, 1999 and 1998 were $1.9 million, $2.2 million and $2.9 million, respectively. ESOP shares not yet allocated to participants are treated as outstanding for purposes of computing earnings per share. As of December 30, 2000 the number of ESOP shares allocated to participant accounts was 9,056,081 and the number of unallocated shares was 8,135,176.

Pension And Other Benefit Plans
The company sponsors noncontributory pension plans covering substantially all employees. Benefits for salaried and non-union hourly employees are generally based on salary and years of service, while those for collective bargaining employees are based on a stated amount for each year of service. In 1998, the company replaced the defined benefit plan for U.S. salaried and non-union hourly employees with a defined contribution plan, which was incorporated into the ESOP. The new plan was actuarially designed to replace the benefits of the pre-existing defined benefit plan. Additional service benefits under the pre-existing plan were frozen as of January 31, 1998, resulting in a net $3.1 million curtailment loss. Contributions under the new plan began in February, 1998.

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

The components of net periodic pension cost are as follows:

(Millions of Dollars)                   2000          1999         1998
------------------------------------------------------------------------
Service cost                         $   8.6        $  8.4       $ 11.1
Interest cost                           28.1          29.4         31.6
Expected return on plan assets         (48.5)        (45.8)       (43.4)
Amortization of transition asset         (.7)          (.7)        (1.2)
Amortization of prior service cost       1.2           1.1          1.4
Other                                   (5.0)          1.7          2.0
Curtailment (gain) loss                 (1.4)          (.5)         3.1
------------------------------------------------------------------------
Net periodic pension cost (income)   $ (17.7)       $ (6.4)      $  4.6
========================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $21.8 million, $18.1 million and $1.5 million, respectively, as of December 30, 2000, and $22.1 million, $16.6 million and $2.0 million, respectively, as of January 1, 2000.

The company provides medical and dental benefits for certain retired employees in the United States. In addition, domestic employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $1.7 million in 2000, $2.3 million in 1999 and $1.9 million in 1998.

The components of the pension and other postretirement benefit obligations, as well as the net benefit obligation recognized in the consolidated balance sheets, are shown below:

(Millions of Dollars)                   2000          1999         2000         1999
                                     Pension      Benefits        Other     Benefits
--------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at end of
     prior year                       $426.3        $512.6      $  16.3       $ 17.4
Service cost                             8.6           8.4           .7          1.1
Interest cost                           28.1          29.4          1.0          1.1
Actuarial (gains) losses               (13.1)        (72.6)        (1.9)        (1.6)
Plan amendments                          2.6           1.5            -            -
Foreign currency exchange rates         (9.3)         (1.0)           -            -
Benefits paid                          (60.5)        (52.0)        (1.7)        (1.7)
--------------------------------------------------------------------------------------
Benefit obligation at end of year      382.7         426.3         14.4         16.3
--------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at end
     of prior year                     583.2         534.1            -            -
Actual return on plan assets            36.2          98.3            -            -
Foreign currency exchange rate
     changes                           (11.9)         (1.1)           -            -
Employer contribution                    2.7           3.9          1.7          1.7
Benefits paid                          (60.5)        (52.0)        (1.7)        (1.7)
--------------------------------------------------------------------------------------
Fair value of plan assets at
     end of year                       549.7         583.2            -            -
--------------------------------------------------------------------------------------
Funded status-assets in excess
     (less than) benefit obligation    167.0         156.9        (14.4)       (16.3)
Unrecognized prior service cost         10.6          10.1           .2          .2
Unrecognized net actuarial
     (gain) loss                      (138.8)       (141.7)        (1.7)          .3
Unrecognized net asset
     at transition                      (2.0)         (2.7)           -            -
--------------------------------------------------------------------------------------
Net amount recognized                $  36.8       $  22.6       $(15.9)      $(15.8)
--------------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE
     CONSOLIDATED BALANCE SHEET
Prepaid benefit cost                 $  52.1       $  37.4       $    -      $     -
Accrued benefit liability              (17.8)        (16.6)       (15.9)       (15.8)
Intangible asset                         1.4           1.4            -            -
Accumulated other
     comprehensive income                1.1            .4            -            -
--------------------------------------------------------------------------------------
Net amount recognized                $  36.8       $  22.6       $(15.9)      $(15.8)
======================================================================================

Assumptions used for significant pension benefit plans were as follows:

                                                      2000         1999
-----------------------------------------------------------------------
Discount rate                                         7.5%         7.5%
Average wage increase                                 4.0%         4.0%
Expected return on plan assets                        9.0%        10.0%
=======================================================================

In 1999, changing the discount rate used for measuring the benefit obligation from 6.5% to 7.5% resulted in an actuarial gain of approximately $73 million, included in the change in benefit obligation.

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.0% for 2001 reducing gradually to 6% by 2010 and remaining at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would have an immaterial effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for fiscal 2000. A discount rate of 7.5% was used in measuring the accumulated benefit obligations for 2000 and 1999.

L. OTHER COSTS AND EXPENSES
Interest-net for 2000, 1999 and 1998 included interest income of $7.5, $5.4 million and $7.9 million, respectively.

Other-net in 1999 includes a gain on the termination of a cross-currency financial instrument of $11.4 million ($.08 per share).

Advertising costs are expensed as incurred and amounted to $48.7 million in 2000, $50.2 million in 1999 and $46.2 million in 1998. Marketing costs for 2000, 1999 and 1998 amounted to $62.4 million, $59.7 million and $61.4 million, respectively.

M. RESTRUCTURING AND ASSET WRITE-OFFS
In the fourth quarter of 1999, the company completed an evaluation of remaining reserves established in 1997 for restructuring initiatives designed to streamline its manufacturing, sales, distribution and administration operations. The company determined that certain actions contemplated at the time of the original restructuring would not occur. Accordingly, the company recorded one-time special credits to income of $61.8 million, reversing excess reserves remaining from 1997. Reserves of $17.8 million were set aside for this purpose, consisting of $12.2 million for severance, $4.1 million for other exit costs and $1.5 million for the write-down of impaired assets. As of December 30, 2000, reserve balances related to this initiative were $3.6 million for severance, and other exit costs, and $0.3 million for the write-down of impaired assets.

In the fourth quarter of 1999, plans were approved for new restructuring initiatives designed to achieve productivity gains. These include the closing of eight facilities and the related relocation of production, reductions in administrative and sales force personnel, outsourcing of non-core activities and related asset impairments. These actions are expected to require severance benefits for approximately 1,900 people. The cost of these initiatives is expected to be $40.5 million, of which $31.7 million relates to severance and other exit costs and $8.8 million is for the write-down of impaired assets. As of December 30, 2000, reserve balances related to this initiative were $12.2 million for severance and other exit costs, and $3.0 million for the write-down of impaired assets.

At December 30, 2000 and January 1, 2000, reserve balances for all restructuring were $19.1 million and $58.3 million, of which $3.3 million and $10.3 million relate to the write-down of impaired assets, respectively.

As of December 30, 2000, 54 manufacturing and distribution facilities have been closed. In 2000, 1999 and 1998, approximately 908, 2,300 and 2,100 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $29.1 million, $44.4 million and $26.1 million and other exit payments of $3.1 million, $17.0 million and $6.2 million were made in 2000, 1999 and 1998, respectively. Write-offs of impaired assets were $7.0 million, $13.2 million and $19.7 million in 2000, 1999 and 1998, respectively.

In 2000, the company completed the restructuring initiatives announced in 1997 and 1999 and will be incurring certain run-off expenditures over the next two years.

N. BUSINESS SEGMENT AND GEOGRAPHIC AREA
Business Segment and Geographic Area information included on page 36 of this report is an integral part of the financial statements.

O. INCOME TAXES
Significant components of the company's deferred tax liabilities and assets as of the end of each fiscal year were as follows:

(Millions of Dollars)                                 2000         1999
------------------------------------------------------------------------
Deferred tax liabilities:
     Depreciation                                  $  82.4    $    70.6
     Other                                            16.4          9.8
------------------------------------------------------------------------
Total deferred tax liabilities                        98.8         80.4
------------------------------------------------------------------------
Deferred tax assets:
     Employee benefit plans                           26.4         36.2
     Doubtful accounts                                16.1         15.7
     Inventories                                      13.8          6.5
     Amortization of intangibles                      16.4         18.7
     Accruals                                         13.9         13.6
     Restructuring charges                            20.7         30.3
     Foreign and state operating loss
     carryforwards                                    16.1         15.2
     Other                                             6.9            -
------------------------------------------------------------------------
                                                     130.3        136.2
Valuation allowance                                  (16.1)       (15.2)
------------------------------------------------------------------------
Total deferred tax assets                            114.2        121.0
------------------------------------------------------------------------
Net deferred tax assets                            $  15.4      $  40.6
========================================================================

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

Income tax expense consisted of the following:

(Millions of Dollars)                   2000          1999         1998
------------------------------------------------------------------------
Current:
     Federal                         $  40.1       $  25.3      $  55.5
     Foreign                            16.7          13.7         13.9
     State                               7.0           5.6          7.6
------------------------------------------------------------------------
     Total current                      63.8          44.6         77.0
------------------------------------------------------------------------
Deferred (benefit):
     Federal                            34.7          32.1          (.9)
     Foreign                            (2.9)           .8          1.4
     State                               3.7           3.3           .1
------------------------------------------------------------------------
Total deferred (benefit)                35.5          36.2           .6
------------------------------------------------------------------------
Total                                $  99.3       $  80.8      $  77.6
========================================================================

Income taxes paid during 2000, 1999 and 1998 were $59.7 million, $22.4 million and $71.0 million, respectively.

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate was as follows:

(Millions of Dollars)                   2000          1999         1998
------------------------------------------------------------------------
Tax at statutory rate                 $102.8       $  80.8      $  75.4
State income taxes,
     net of federal benefits             6.7           5.8          5.0
Difference between foreign
     and federal income tax             (7.0)         (4.5)         (.4)
Other-net                               (3.2)         (1.3)        (2.4)
------------------------------------------------------------------------
Income taxes                         $  99.3       $  80.8      $  77.6
========================================================================

The components of earnings before income taxes consisted of the following:

(Millions of Dollars)                   2000          1999         1998
------------------------------------------------------------------------
United States                         $267.5        $201.0       $148.6
Foreign                                 26.2          29.8         66.8
------------------------------------------------------------------------
Total pretax earnings                 $293.7        $230.8       $215.4
========================================================================

Undistributed foreign earnings of $153.4 million at December 30, 2000 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

P. COMMITMENTS
Future minimum lease payments under noncancelable operating leases, principally related to facilities, vehicles, machinery and equipment, in millions of dollars, as of December 30, 2000 were $20.7 in 2001, $15.1 in 2002, $22.1 in
2003, $19.3 in 2004, $3.7 in 2005 and $10.0 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $6.9 million due in the future under noncancelable subleases. Rental expense for operating leases amounted to $46.3 million in 2000, $42.7 million in 1999, and $45.1 million in 1998.

The company has entered into certain outsourcing arrangements, principally related to information systems, telecommunications and freight, which expire at various dates through 2009. The future estimated minimum payments under these commitments, in millions of dollars, as of December 30, 2000 were $27.1 in 2001, $26.7 in 2002, $21.2 in 2003, $19.9 in 2004, $18.7 in 2005 and $67.2 thereafter.

Q. CONTINGENCIES
In the normal course of business, the company is involved in various lawsuits and claims. In addition, the company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including nine active Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the company's volumetric contribution at these sites is relatively small.

The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 30, 2000, the company had reserves of $15.0 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(Millions of Dollars, except per share amounts)                                           QUARTER
                                                         FIRST            SECOND            THIRD            FOURTH          YEAR
2000
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                               $695.4            $702.8           $684.4            $666.3       $2,748.9
GROSS PROFIT                                             257.4             255.7            245.0             239.3          997.4
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES             171.9             168.1            162.2             154.4          656.6

NET EARNINGS                                           $  48.2            $ 50.6           $ 48.7            $ 46.9       $  194.4

NET EARNINGS PER SHARE:
     BASIC                                             $   .54            $  .58           $  .56            $  .54       $   2.22
     DILUTED                                           $   .54            $  .58           $  .56            $  .54       $   2.22
====================================================================================================================================
1999
Net sales                                              $ 683.7            $685.5           $692.0            $690.6       $2,751.8
Gross profit                                             232.3             230.4            245.1             230.1          937.9
Selling, general and administrative expenses             173.1             182.2            166.9             180.8          703.0

Restructuring and asset write-offs                           -                 -                -            (21.3)         (21.3)
Net earnings                                           $  30.3            $ 25.3           $ 50.3            $ 44.1       $  150.0

Net earnings per share:
     Basic                                             $   .34            $   .28          $  .56            $  .49       $   1.67
     Diluted                                           $   .34            $   .28          $  .56            $  .49       $   1.67
====================================================================================================================================

Note:The third quarter of 1999 includes a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $.08 per share. The fourth quarter of 1999 includes a mechanics tools' special charge of $20.1 million, or $.14 per share.

CORPORATE INFORMATION

BOARD OF DIRECTORS
[Director's Photo]
John G. Breen 2, 4
Retired; former Chairman
The Sherwin Williams Company

[Director's Photo]
Stillman B. Brown 1, 4, 5
Managing General Partner
Harcott Associates Investments

[Director's Photo]
Mannie L. Jackson 2, 4
Chairman
Harlem Globetrotters International,
a division of MJA, Inc.

[Director's Photo]
Eileen S. Kraus 1, 2, 5
Retired; former Chairman,
Connecticut Fleet National Bank

[Director's Photo]
John D. Opie 3, 5
Retired; former Vice Chairman
of the Board and Executive
Officer General Electric Company

[Director's Photo]
John M. Trani 1
Chairman and Chief Executive Officer

[Director's Photo]
Hugo E. Uyterhoeven 3, 5
Professor emeritus,
Graduate School of Business Administration
Harvard University

[Director's Photo]
Kathryn D. Wriston 1, 2, 3
Director of various organizations

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Board Affairs Committee
4 Member of the Finance and Pension Committee
5 Member of the Compensation and Organization Committee

Corporate Officers
Bruce H. Beatt
Vice President,
General Counsel & Secretary  (2000)

William D. Hill
Vice President,
Engineering & Technology  (1997)

Kenneth O. Lewis
Vice President,
Marketing & Brand Development  (1997)

James M. Loree
Vice President,
Finance & Chief Financial Officer  (1999)

Mark J. Mathieu
Vice President, Human Resources (1997)

Donald R. McIlnay
President,
Consumer Sales Americas (1999)

Ronald L. Newcomb
Vice President,
Operations  (1999)

Paul W. Russo
Vice President,
Strategy & Development (1995)

John M. Trani
Chairman & Chief Executive Officer (1997)

[PHOTO OF OPENING BELL RINGING]
On February 9, 2001 Stanley management rang the opening bell for trading and held an analyst meeting at the NYSE. Pictured left to right, Richard Grasso, NYSE Chairman, John Trani, Chairman & CEO, Gerry Gould, Vice President, Investor Relations and Jim Loree, Chief Financial Officer.

INVESTOR AND SHAREOWNER INFORMATION

COMMON STOCK The Stanley Works common stock is listed on the New York and Pacific Stock Exchanges under the abbreviated ticker symbol "SWK"; and is a component of the S&P 500 Composite Stock Price Index.

Common Stock (Dollars per Share)

                               Price                 Price              Dividends             Dividends
                                2000                 1999                  2000                 1999
-------------------------------------------------------------------------------------------------------------
                          High        Low      High        Low
First Quarter            30 1/8       22 1/4   28 3/4     23 1/4           $.22                 $.215
Second Quarter           30 3/8       23       35         25 3/4            .22                  .215
Third Quarter            28 7/16      22 1/4   32 5/16    24 3/16           .23                   .22
Fourth Quarter           31 7/8       18 7/16  33 5/8     22                .23                   .22
                                                                           $.90                  $.87
=============================================================================================================

DIVIDENDS The Stanley Works has an impressive and truly unique dividend record over the long haul:

     Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange--124 consecutive years.

     Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange--423 consecutive quarters.

     We have increased dividends in each of the past 33 years, and in that same period, an investment in Stanley stock grew at a compound annual rate of 13%.

     Increased dividends every year since 1968--[graph showing $.193 per share dividend in 1979 growing to $.90 per share dividend in 2000].

TRANSFER AGENT AND REGISTRAR All shareowner inquiries, including transfer-related matters, should be directed to: EquiServe Limited Partnership, Servicing Agent for State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757. http://www.equiserve.com

CORPORATE OFFICES The company's principal corporate offices are located at: 1000 Stanley Drive, New Britain, CT 06053 (860) 225-5111

ANNUAL MEETING The annual meeting of The Stanley Works will be held at 9:30 a.m. CST on Wednesday, April 18, 2001, at the Renaissance Dallas Hotel, 2222 Stemmons Freeway, Dallas, Texas. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103.

FINANCIAL & INVESTOR COMMUNICATIONS The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

* Fulfilling requests for annual reports, proxy statements, Form 10-Q, Form 10-K, copies of press releases and other company information.

*    Meetings with securities analysts and fund managers.

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Vice President, Investor Relations at (860) 827-3833. We make quarterly new releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works releases and a variety of shareowner information can be found at the company's website://www.stanleyworks.com. Stanley shareowners are also able to call toll-free (800) 499-9202 to request a copy of the most recent quarterly release.

DIVIDEND REINVESTMENT PLAN AND STOCK PURCHASE PROGRAM Shareowners may invest funds, have dividends automatically reinvested in Stanley common stock and/or make optional cash payments to increase their common stock investment. Inquiries regarding this service should be directed to: InvestLink(R) Program State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200 - (800) 543-6757.
http://www.equiserve.com